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UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION Washington, D.C. 20549


10012353

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:


SEC MAIL
RECEIVED
JUL 26 2010
PROCESSING
SECTION
211

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Synchronica plc
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company's Incorporation or Organization)

Angus Dent, Chief Financial Officer
(Name of Person(s) Furnishing Form)

Ordinary Shares and Warrants exercisable for Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Stoel Rives LLP, as Agent, 600 University Street, Suite 3600, Seattle, WA 98101, USA, (206) 386-7548 Attn: Christian Lucky

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 23, 2010
(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

SEC2560(12-08) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PART I - INFORMATION SENT TO SECURITYHOLDERS

Item 1. Home Jurisdiction Documents

Attached is a Take-Over Bid Circular dated July 22, 2010, prepared by Synchronica plc, a company incorporated under the laws of England and Wales and headquartered in Tunbridge Wells, United Kingdom, in respect of its offer to purchase all of the issued and outstanding shares of iseemedia Inc., a Canadian public company whose shares are listed on the TSX Venture Exchange. The bid was commenced Friday, July 23, 2010 through mailing the circular to all registered shareholders of iseemedia Inc.

Item 2. Informational Legends

The legends required under item 802(b) are set forth beginning at page (i) of the circular, and are prominently displayed.

PART II - INFORMATION NOT REQUIRED

TO BE SENT TO SECURITY HOLDERS

Exhibit A – Offer to Purchase of Synchronica plc

PART III - CONSENT TO SERVICE OF PROCESS

A completed and signed Form F-X – 6 copies – accompanies this form.

PART IV

SIGNATURES



(Signature)

Angus Dent, Chief Financial Officer
Name and Title

July 23, 2010
(Date)

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, lawyer or other professional advisor. No securities regulatory authority in Canada, the United Kingdom, or the United States has expressed an opinion about, or passed judgment upon the fairness or merit of, the Offer contained in this document, the securities offered pursuant to that offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

» synchronica
Next Generation Mobile Messaging

SYNCHRONICA PLC

OFFER TO PURCHASE

made on July 22, 2010 for all common shares and common share purchase warrants of

ISEEMEDIA INC.

now outstanding or issued prior to the Expiry Date (as defined in this Offer to Purchase) and in connection with the Financing (as defined in this Offer to Purchase)

with a 1 for 15 consolidation of the ordinary shares of Synchronica plc proposed to be completed either prior to, or subsequent to, any shares of iseemedia Inc. being taken up and paid for

on the following basis:

	iseemedia securities tendered under the Offer	Synchronica securities offered in exchange for iseemedia securities tendered (pre-share consolidation)(1)	Synchronica Securities offered in exchange for iseemedia securities tendered (after 1:15 Synchronica share consolidation) (1)
iseemedia Shares	One iseemedia Share	4.03 ordinary shares of Synchronica	0.2687 ordinary shares of Synchronica
iseemedia Warrants outstanding as of date of the Offer	One iseemedia warrant, exercisable for one iseemedia Share at $0.32 per common share until Dec. 11, 2011	4.03 Synchronica warrants expiring Dec. 11, 2011. **Exercise price:** £0.0515 per Synchronica ordinary share (2)	0.2687 Synchronica warrants expiring Dec. 11, 2011. **Exercise price:** £0.7718 per Synchronica ordinary share (4)
iseemedia Warrants issued in the Financing	One iseemedia warrant, exercisable for one iseemedia Share at $0.12 for 36 months	4.03 Synchronica warrants exercisable for 36 months. **Exercise price:** £0.0193 per ordinary share of Synchronica (3)	0.2687 Synchronica warrants exercisable for 36 months. **Exercise price:** £0.2894 per ordinary share of Synchronica (5)

(1) Warrants are exercisable in U.K. pound sterling. All references to prices in equivalent Canadian dollars are added for reference only, and were calculated using an exchange rate of £0.64803=$1.00, the average of the closing prices for pounds sterling and Canadian dollars for the 28 days ending Friday July 2, 2010.

(2) Warrant exercise price in Canadian dollar equivalent: $0.0794 per share.

(3) Warrant exercise price in Canadian dollar equivalent: $0.0298 per share.

(4) Warrant exercise price in Canadian dollar equivalent: $1.1911 per share.

(5) Warrant exercise price in Canadian dollar equivalent: $0.4467 per share.

Synchronica plc ("**Synchronica**", "**Company**", "**we**" or "**us**") hereby offers (the "**Offer**") to purchase all of the common shares (the "**iseemedia Shares**") and common share purchase warrants (the "**iseemedia Warrants**") of iseemedia Inc. ("**iseemedia**") on the terms set out in this document.

The Offer will be open for acceptance from the date hereof until 5:00 p.m. (Toronto time) on August 31, 2010 (the "Expiry Time") unless extended or withdrawn.

The Board of Directors of iseemedia has determined unanimously that the Offer is fair to the iseemedia Shareholders and iseemedia Warrantholders and that it is in the best interests of iseemedia and has resolved unanimously to RECOMMEND to iseemedia Shareholders and iseemedia Warrantholders that they ACCEPT the Offer and DEPOSIT their iseemedia Shares and iseemedia Warrants to the Offer. Northern Securities Inc., the financial advisor to the Board of Directors of iseemedia has concluded that the consideration under the Offer is fair, from a financial point of view, to iseemedia Shareholders. For further information see the Directors' Circular of iseemedia accompanying this Offer and Circular.

The Offer is subject to certain conditions, including, without limitation, the Minimum Tender Condition. See Section 3 of the Offer to Purchase, "Conditions to the Offer", for a complete description of the conditions to the Offer. Subject to applicable law, Synchronica reserves the right to withdraw the Offer and not take up and pay for the iseemedia Shares deposited under the Offer, or to extend the period of time during which the Offer is open for acceptance, unless each of the conditions to the Offer is satisfied or waived by Synchronica before the Expiry Time.

The Synchronica Shares are admitted for trading on the AIM, a market operated by the London Stock Exchange and the iseemedia Shares are listed on the TSX Venture Exchange ("**TSXV**"). On July 19, 2010, the last trading day prior to the announcement of Synchronica's agreement with iseemedia regarding the Offer, the closing price on the TSXV of the iseemedia Shares was $0.12 per share, and the closing price on AIM of the Synchronica Shares was approximately $0.027 in equivalent Canadian dollars (applying an exchange rate of £0.64803=$1.00). Based on such closing prices, the Offer values iseemedia at $0.115 per iseemedia Share.

Synchronica and iseemedia have entered into a support agreement (the "**Support Agreement**") whereby iseemedia has agreed to use its commercially reasonable efforts, subject to certain terms and conditions as described in the Support Agreement, to assist Synchronica to complete the Offer. See Section 10 of the Circular, "Support Agreement". Synchronica and certain directors and members of senior management of iseemedia have also entered into the Lock-Up Agreements with respect to their respective iseemedia Shares and iseemedia Options.

Concurrent with the execution of the Support Agreement, iseemedia entered into an agreement with Northern Securities Inc. whereby iseemedia agreed to undertake, with the assistance of Northern Securities Inc., and subject to certain conditions, a private placement of Subscription Receipts priced at $0.09 per Subscription Receipt for gross proceeds of up to $7,000,000. The Subscription Receipts would be immediately and automatically exercised for iseemedia Units at the Expiry Date, each iseemedia Unit being converted into one iseemedia Share and one iseemedia Warrant, each whole iseemedia Warrant being exercisable for one iseemedia Share at a price of $0.12 per share for a period of 36 months. Under the terms of the Subscription Receipts, all iseemedia Shares and Warrants issued in connection with the Financing will be automatically tendered under the Offer as a condition of the Financing.

All references to "$" in this Offer to Purchase are references to Canadian dollars.

For a discussion of risk factors you should consider in evaluating the Offer, see Section 8 of the Circular, "Risk Factors Related to the Offer".

iseemedia Shareholders and iseemedia Warrantholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on BLUE PAPER) or a manually signed facsimile thereof and deposit it, together with the certificates representing their iseemedia Shares and iseemedia Warrants, at the office of Computershare Investor Services Inc. (the "**Depositary**") in accordance with the instructions in the Letter of Transmittal. Alternatively, iseemedia Shareholders and iseemedia Warrantholders may follow the procedure for guaranteed delivery set forth in Section 5 of the Offer to Purchase contained herein, "Alternate Procedures for Acceptance", by using the accompanying Notice of Guaranteed Delivery (printed on YELLOW PAPER) or a manually signed facsimile thereof. iseemedia Shareholders and iseemedia Warrantholders whose iseemedia Shares or iseemedia Warrants are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their iseemedia Shares or iseemedia Warrants to the Offer. The Offer may also be validly accepted by following the procedure for book-entry transfers set forth in section 5 of the Offer to Purchase, "Alternate Procedures for Acceptance".

Questions and requests for assistance may be directed to the Depositary for the Offer, Computershare Investor Services Inc., at 1-800-564-6253 toll free in North America or at 514-982-7555 outside of North America or by email at corporateactions@computershare.com. If you prefer to contact a Synchronica representative directly, we encourage you to please call 0044 1892 552 760.

Additional copies of this document and related materials may be obtained without charge on request from the Depositary at its office specified on the back page of this document. Additionally, copies of this document and related materials may be found at www.sedar.com.

This document does not constitute an offer to sell or a solicitation of an offer to buy any securities to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of iseemedia Shares and iseemedia Warrants be accepted from or on behalf of, iseemedia Shareholders or iseemedia Warrantholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Synchronica may, in its sole discretion, take such action as it may deem necessary to extend the Offer to iseemedia Shareholders and iseemedia Warrantholders in any such jurisdiction.

[THIS PAGE INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

Schedules, Appendices and Enclosures

Schedule "A"- Extract of the Combined Code on Corporate Governance (July 2003)

Appendix "A" - Management's discussion and analysis as at December 31, 2008

Appendix "B" - Management's discussion and analysis as at December 31, 2009

Appendix "C" - Management's discussion and analysis as at June 30, 2010

Appendix "D" - Pro Forma Financial Information on Synchronica after giving effect to the Offer

Appendix "E" - Auditor's Report in Respect of Compatibility with Canadian GAAS

Enclosure - Synchronica Annual Report and Accounts 2007, including audited financial statements of Synchronica as at December 31, 2007, the notes thereto and the auditor's report thereon.

Enclosure - Synchronica Annual Report and Accounts 2008, including audited financial statements of Synchronica as at December 31, 2008, the notes thereto and the auditor's report thereon.

Enclosure - Synchronica Annual Report and Accounts 2009, including audited financial statements of Synchronica as at December 31, 2009, the notes thereto and the auditor's report thereon.

Enclosure - Synchronica 2010 Interim Report, including unaudited financial statements of Synchronica as at June 30, 2010, the notes thereto and the independent review report thereon from Synchronica's auditors.

NOTICE TO ALL SHAREHOLDERS

All financial statements of Synchronica appearing herein have been prepared in accordance with International Financial Reporting Standards ("IFRS") and are subject to International Auditing Standards. They may not be comparable to financial statements of iseemedia or other Canadian or foreign businesses. Also, the financial statements included herein have not been reconciled to Canadian generally accepted accounting principles.

iseemedia Shareholders and iseemedia Warrantholders should be aware that the disposition of their iseemedia Shares and iseemedia Warrants and the acquisition of Synchronica Shares and Synchronica Warrants pursuant to the Offer described herein may have tax consequences both in Canada and in any other jurisdiction applicable to them. Such consequences are not fully described herein, and shareholders are urged to consult their own tax advisors.

No broker, dealer, sales person or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by iseemedia or Synchronica.

You should be aware that Synchronica or its affiliates may purchase securities of iseemedia otherwise than in connection with the Offer, such as in the open market or privately negotiated purchases, subject to applicable securities laws.

NOTICE TO SHAREHOLDERS IN THE UNITED KINGDOM AND THE UNITED STATES

The Offer involves the securities of two public companies: Synchronica plc, a public company registered in England and Wales, and iseemedia Inc., a Canadian reporting issuer.

The Offer is subject to the disclosure requirements of Canada, which are different from those of the United Kingdom or the United States or elsewhere.

Synchronica has applied to have the Synchronica Shares to be issued to iseemedia Shareholders admitted to trading on AIM, a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the Official List of the UK Listing Authority and neither the UK Listing Authority nor the London Stock Exchange has examined or approved the contents of this document.

The Synchronica Shares and Synchronica Warrants to be issued to iseemedia Shareholders in the United States under the Offer have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and are being issued to iseemedia Shareholders or iseemedia Warrants, as applicable, in the United States reliance on the exemption from registration set forth in Rule 802 thereof. The solicitation of acceptances of the Offer is not subject to the requirements of section 14 (a) of the United States Securities Exchange Act of 1934, as amended. The Synchronica Shares will not be listed for trading on any United States stock exchange. Accordingly, the solicitations and transactions contemplated in the Offer to Purchase and Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws and regulations, and the Offer to Purchase and Circular have been prepared solely in

accordance with disclosure requirements applicable in Canada. iseemedia Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act.

The enforcement by iseemedia Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Synchronica and iseemedia are incorporated or organized under the laws of England and Wales and the federal laws of Canada, respectively, that some or all of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of Synchronica and iseemedia and such above mentioned persons may be resident or located outside the United States. It may be difficult to sue Synchronica, iseemedia or also their respective officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to the judgment of a U.S. court.

THE SECURITIES OFFERED PURSUANT TO THIS DOCUMENT, INCLUDING THE OFFER AND CIRCULAR CONTAINED HEREIN, HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NOTICE TO HOLDERS OF OPTIONS

The Offer is made only for the iseemedia Shares and iseemedia Warrants, including the iseemedia Warrants issued under the Financing, not for any iseemedia Options or other rights to acquire iseemedia Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise such securities sufficiently in advance of the Expiry Time in order to obtain iseemedia Shares that may be deposited in accordance with the terms of the Offer. See Section 6 of the Circular, "Purpose of the Offer and Synchronica's Plans for iseemedia—Treatment of iseemedia Options".

INFORMATION CONCERNING ISEEMEDIA

Except as otherwise indicated, the information concerning iseemedia contained in this Offer to Purchase and Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. However, Synchronica has had access to certain non-public books, records and financial information of iseemedia. Although Synchronica has no knowledge that would indicate that any statements contained herein concerning iseemedia taken from or based upon publicly available documents and records are untrue or incomplete, neither Synchronica nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any or iseemedia's financial statements, or for any failure by iseemedia to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Synchronica. Synchronica has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from iseemedia's publicly available documents or records or whether there has been any failure by iseemedia to disclose events that may have occurred or may affect the significance or accuracy of any information.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Further information in relation to Synchronica may be found at its own website (www.synchronica.com) and on the London Stock Exchange's website (www.londonstockexchange.com) and obtained (for a fee in relation to some information and documents) from the Registrar of Companies for England and Wales (www.companieshouse.gov.uk). If Synchronica becomes a reporting issuer in any Canadian jurisdiction prior to the Expiry Time, it will thereafter file annual and interim financial statements and management's discussion and analysis related thereto, information circulars and other information with the Canadian Securities Administrators on the System for Electronic Document Analysis and Retrieval ("SEDAR"). Electronic filings made by Synchronica would be obtained without charge at www.sedar.com.

If you have questions regarding the Offer and if you require additional copies of the Offer to Purchase and Circular, please contact Computershare Investor Services Inc. at 1-800-564-6253 toll free in North America or at 514-982-7555 outside or North America or by email at corporateactions@computershare.com. If you prefer to contact a Synchronica representative directly, we encourage you to please call 0044 1892 552 760.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Offer to Purchase and Circular, including the unaudited pro forma consolidated financial statements of Synchronica annexed hereto and some of the information incorporated by reference in this Offer to Purchase and Circular, contain forward-looking statements. Forward-looking statements can be identified by the use of words such as "plans", "expect" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Synchronica and the combined company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Synchronica has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

These factors are not intended to represent a complete list of the factors that could affect Synchronica, the acquisition of iseemedia and the combination of Synchronica and iseemedia. Additional factors are noted elsewhere in the Offer to Purchase and Circular contained in this document and in any documents incorporated by reference into the Offer to Purchase and Circular. Synchronica undertakes no obligation to update forward-looking statements.

CURRENCY

Unless otherwise indicated, all references to "$" or "dollars" in this Offer to Purchase and Circular refer to Canadian dollars.

EXCHANGE RATE

The following table sets forth, for each period indicated, the high and low exchange rates for one Canadian dollar, expressed in U.K. pound sterling, and the average of such exchange rate during the period as quoted by the Bank of Canada. On July 19, 2010, the day prior to the execution of the Support Agreement, the noon rate as quoted by the Bank of Canada was £0.6222=$1.00.

	January 1, 2009 to December 31, 2009	**January 1, 2010 to March 31, 2010**	**April 1, 2010 to June 30, 2010**
High	£0.5222=$1.00	£0.5791=$1.00	£0.6298=$1.00
Low	£0.6109=$1.00	£0.6595=$1.00	£0.6722=$1.00
Average	£0.5617=$1.00	£0.6167=$1.00	£0.6523=$1.00

SUMMARY

This summary highlights information more fully discussed elsewhere in this Offer the Purchase and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information provided elsewhere in this Offer to Purchase and Circular. iseemedia Shareholders and iseemedia Warrantholders are urged to read the more detailed information about Synchronica, the Offer and the Synchronica Shares and Synchronica Warrants provided elsewhere in this Offer to Purchase and Circular (including in the Appendices hereto and the accompanying documents). Certain capitalized terms used in this summary are defined in the Circular under "Definitions".

Synchronica

Synchronica is a leading developer and provider of next-generation mobile messaging solutions based on open industry standards. Synchronica's award-winning portfolio includes the flagship product Mobile Gateway, which provides push email, synchronization, instant messaging, backup and restore and mobile connectivity to social networks. Synchronica's white-label products are sold to mobile operators and device manufacturers targeting high-growth emerging markets increasing data revenues and reducing churn.

Synchronica has been an acknowledged innovator in mobile messaging solutions for more than six years.

Synchronica's technology milestones include the following:

- Synchronica became the first company to deploy a live installation of a SyncML device management server for over-the-air firmware update in a carrier-grade environment, with Siemens Mobile AG (2004).
- Synchronica introduced Mobile Gateway providing over-the-air synchronization of email, calendar and contacts connecting Nokia and SonyEricsson devices with Microsoft Exchange using the SyncML industry standard (2004).
- Synchronica added Push IMAP and over-the air provisioning (OMA CP) support to its flagship push email product, and launched Mobile Gateway 3. This became the first solution worldwide to deliver push email to the built-in email client of the Apple iPhone from Microsoft Exchange (2007/8).
- As a result of the successful acquisition and integration of AxisMobile, Synchronica added Email-to-SMS, Email-to-MMS and WAP push support to Mobile Gateway version 4, providing Email even to entry-level devices which continue to represent the vast majority of the 4.8 billion devices in use today (2009).

Product Strategy

Recently, Synchronica unveiled Mobile Gateway 5, its most ambitious upgrade to its flagship product to date. In addition to providing push email and synchronization, Mobile Gateway 5 now provides a complete, next generation mobile messaging solution that allows operators to extend instant messaging and social networking services to any subscriber, regardless of the type of handset they use. Additionally, customers can receive updates from thousands of online news and entertainment services using Mobile Gateway 5's built-in Web-Feed reader.

Maintaining its device-neutral and platform-agnostic approach, Mobile Gateway 5 enables operators to increase data traffic and subscriber loyalty by providing a broad range of mobile messaging services from a single platform. It allows users to connect to existing Internet communities to drive traffic and user uptake, but also allows the operators to create their own email services and Instant Messaging communities, creating the churn-reducing subscriber "stickiness" which they crave.

Synchronica Mobile Gateway provides a unique e-mail and messaging gateway that combines multiple communication protocols, including Push IMAP, SyncML (OMA DS), ActiveSync, Email to MMS, and Email to SMS, in order to deliver push email and synchronization to any mobile phone currently in the market, without requiring additional client software to be downloaded to the device. Expanding Instant Messaging (IM) to mobile devices, Mobile Gateway establishes carrier-branded IM communities, using the industry standard XMPP communication protocol and provides gateways to popular internet IM communities, connecting any handset enabled for the OMA IMPS communication protocol.

Marketing Strategy

Synchronica has a very clear strategy of targeting mobile operators and device manufacturers focusing strongly on high-growth emerging markets. Synchronica consistently executes this strategy and has aligned its product development, marketing and sales to the specific requirements of its target markets. As a result of this strategy, Synchronica believes it has a product which ideally meets the requirements of its target customers. Recent increases in customer-win rates and rising deal sizes is an indicator of Synchronica's current success.

In emerging markets, broadband infrastructure is often outdated or simply unavailable, and very few households own a personal computer. Internet bandwidth can be an expensive commodity to the average wage earner. Consequently, Internet cafes are popular in emerging markets providing access to Internet services like email, Instant Messaging and social networking.

Synchronica believes that in emerging markets, where consumers are mostly reliant on Internet cafes, the mobile phone has a unique opportunity to become the primary access device for Internet services. Synchronica believes that its products and its strategy are well positioned to take advantage of this opportunity and to accelerate Synchronica to a leading position in the race to market leadership for next-generation mobile messaging in emerging markets.

Operational Highlights 2010 to date:

To date in 2010, Synchronica has achieved the following milestones:

- Launched MessagePhone™ in partnership with Brightstar, the world's largest device distributor, in February 2010, introducing the first low-cost messaging device bundled with Mobile Gateway; two purchase orders were received from operators in Africa and Latin America and sales are expected to accelerate in the second half of 2010.

- Announced major product upgrade to Synchronica Mobile Gateway 5, adding Instant Messaging and Mobile Social Networking, enhancing value proposition and improving the competitive position.

- Acquired Colibria's IMPS business with group-wide framework agreements covering over 320 million subscribers in Latin America.

- Announced 10 deals with mobile operators and device manufacturers in the first six months of 2010; expanded customer base to more than 40 contracts representing a total addressable market of 660 million subscribers.

- Synchronica's global reseller network contributed six deals and our reseller network now includes Brightstar, Nokia Siemens Networks and an Asian-based telecoms vendor.

- Significantly increased deal size towards the end of the half-year mark, with three deals in excess of $1 million signed in June 2010.

- Experienced increased traction with deals from three additional device manufacturers bundling low-cost messaging devices with Synchronica Mobile Gateway to provide end-to-end push Email, instant messaging and mobile social networking.

Financial highlights for the first six months of 2010:

Financial highlights for Synchronica for the first six months of 2010 include:

- Revenues up 2.5 times to £3.43 million (compared to £1.33 million in the first six months of 2009), 90% of previous full year revenues (FY '09: £3.8 million);

- Costs increased modestly to £4.1 million (compared to £3.5 million in the first six months of 2009);

- Gross profits up significantly to £3.28 million (compared to: £1.18 million in the first six months of 2009);

- Gross Margin continues to be high at 96%; and

- Loss before tax reduced to £1.34 million (compared to £2.49 million loss in the first six months of 2009).

Synchronica is headquartered in England at Mount Pleasant House, Lonsdale Gardens, Royal, Tunbridge Wells, TN1 1NY, United Kingdom, with 116 permanent employees across all subsidiaries: 13 in sales, 8 in marketing and 80 in engineering and support. It maintains development centers in Germany and the Philippines, in addition to a regional presence in the USA, Hong Kong, Spain and Dubai.

Synchronica plc is a public company traded on AIM, a market operated by the London Stock Exchange, under the symbol SYNC.L. For further information please visit www.synchronica.com.

iseemedia

iseemedia is a corporation incorporated under the *Canada Business Corporations Act*. The registered office of iseemedia is located at 180 Jardin Drive, Suite 6, Concord, Ontario L4K 1X8. iseemedia is a software development company specializing in digital content delivery and management, providing dynamic and interactive, resolution-on-demand, rich media and document content delivery solutions for the Internet and wireless networks. The iseemedia Shares are publicly traded under the symbol "IEE" on the TSXV. See Section 2 of the Circular, "iseemedia Inc."

The Offer

We are offering, on the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding iseemedia Shares, as well as all outstanding iseemedia Warrants and those iseemedia Shares and iseemedia Warrants to be issued in the Financing. Under the Offer:

- iseemedia Shareholders will be entitled to receive, for each iseemedia Share (including those issued in the Financing), 4.03 Synchronica Shares;
- each whole iseemedia Warrant outstanding as of the date of the Offer that is tendered would be exchanged for 4.03 Synchronica Warrants exercisable until December 11, 2011, each whole Synchronica Warrant being exercisable for one pre-consolidation Synchronica Share at £0.0515 per share (equivalent to $0.0794 applying an exchange rate of £0.64803=$1.00); and
- each whole iseemedia Warrant issued in the Financing would be tendered and exchanged for 4.03 Synchronica Warrants exercisable for 36 months, each whole Synchronica Warrant exercisable for one pre-consolidation Synchronica Share at £0.0193 per share (equivalent to $0.0298 applying an exchange rate of £0.64803=$1.00).

Synchronica is proposing to its current shareholders a consolidation of Synchronica Shares on a 1 for 15 basis. If the consolidation of Synchronica Shares on a 1 for 15 basis is completed prior to any iseemedia Shares or iseemedia Warrants being taken up and paid for pursuant to the Offer, then Synchronica will be deemed to have offered to purchase:

- all of the iseemedia Shares (including those issued in the Financing) for consideration of 0.2687 post-consolidation Synchronica Share for each iseemedia Share;
- all of the iseemedia Warrants outstanding on the date of the Offer that are tendered on the basis that each whole iseemedia Warrant would be exchanged for 0.2687 Synchronica Warrant exercisable until December 11, 2011, each whole Synchronica Warrant being exercisable for one post-consolidation Synchronica Share at £0.7718 per share (equivalent to $1.1911 applying an exchange rate of £0.64803=$1.00); and
- all of the iseemedia Warrants issued in the Financing would be tendered and exchanged on the basis that each whole iseemedia Warrant would be exchanged for 0.2687 Synchronica Warrant exercisable for 36 months, each whole Synchronica Warrant being exercisable for one post-consolidation Synchronica Share at £0.2894 per share (equivalent to $0.4467 applying an exchange rate of £0.64803=$1.00).

Synchronica Warrants issued under the Offer are exercisable in U.K. pound sterling. All references to prices in equivalent Canadian dollars are added for reference only, and were calculated using an exchange rate of £0.64803=$1.00, the average of the closing prices for pounds sterling and Canadian dollars for the 28 days ending Friday July 2, 2010.

Assuming that:

(1) all of the iseemedia Shares that are issued and outstanding as of the date of this Offer to Purchase are tendered;

(2) all iseemedia Options that are outstanding on date of this Offer to Purchase and exercisable for $0.09 per iseemedia Share or less are exercised and the iseemedia Shares issued upon exercise of those Options are tendered to the Offer;

(3) no iseemedia Warrants outstanding as at the date of this Offer to Purchase are exercised, such that no iseemedia Shares are issued upon the exercise of those iseemedia Warrants and tendered to the Offer;

(4) a 10% finder's fee that is due after completion of the Offer if all iseemedia Shares are tendered to the Offer, which for the purposes of this Offer we assumed was paid in iseemedia Shares, all of which were issued at the Expiry Date and tendered to the Offer;

(5) no additional iseemedia Shares have been or are issued after the date of this Offer to Purchase other than from the exercise of iseemedia Options noted in paragraph (2) above and the Financing noted in paragraphs (7) and (8) below;

(6) all 8,498,750 iseemedia Warrants outstanding as the date of this Offer to Purchase are tendered to the Offer;

(7) Subscription Receipts for gross proceeds of $7,000,000 are sold in the Financing, such that on the Effective Date 77,777,777 iseemedia Shares and 77,777,777 iseemedia Warrants issued in the Financing are tendered to the Offer;

(8) a total of 1,334,000 iseemedia Shares are issued in payment of commission to one or more agents in respect of the Financing, as well as broker warrants (exercisable for units at $0.09 per unit, each unit comprised of one iseemedia Share and one iseemedia Warrant) that, if fully exercised, would result in 12,000,000 iseemedia Shares being issued, which for the purposes of this Offer we assume are all tendered to the Offer; and

(9) we take up and pay for all iseemedia Shares described in paragraphs (1), (2), (3) (7) and (8) above as tendered, as well as all iseemedia Warrants and broker warrants described in paragraphs (6), (7) and (8) above as tendered;

at the closing of the Offer we will issue approximately 630,107,660 Synchronica Shares (including 318,820,461 Synchronica Shares that would be issued at the closing of the Offer in connection with the Financing (assuming the Financing is for gross proceeds of $7 million)), and Synchronica Warrants and broker warrants that, if fully exercised would result in the issuance of 396,054,404 Synchronica Shares.

If the consolidation of Synchronica Shares on a 1 for 15 basis is completed prior to any shares of iseemedia being taken up and paid for pursuant to the Offer, then at the closing of the Offer we will issue approximately 42,007,177 Synchronica Shares, including 21,254,697 Synchronica Shares that would be issued at the closing of the Offer in connection with the Financing (assuming the Financing is for gross proceeds of $7 million), and Synchronica Warrants and broker warrants that, if fully exercised, would result in the issuance of 26,403,627 Synchronica Shares.

Purpose and Background of the Offer

The purpose of the Offer is to acquire all of the outstanding iseemedia Shares and iseemedia Warrants in order to facilitate a combination of the businesses of the two companies (and their respective subsidiaries) and continue the business as one global operation.

The combination of Synchronica's Mobile Gateway product, providing both mobile email, social networking and mobile Instant Messaging, and iseemedia's iseedoc and iseemail products will produce an application that Synchronica anticipates will be highly attractive to mobile communications users in emerging world markets, delivering a service to high-end and mass-market mobile phones that is akin to the core services and functionalities provided by devices such as the "BlackBerry", but at a price that is realistic for users in emerging markets.

Synchronica also believes that the addition of iseemedia's intellectual property to that of Synchronica's will provide enhanced protection of and value to their combined businesses. Synchronica anticipates that areas where enhanced protection would result are those relating to real-time content adaptation, transcoding and on-demand streaming.

Synchronica's customer base for Mobile Gateway includes more than 40 mobile operators worldwide, addressing a combined market of more than 660 million end users. iseemedia has been successful in deploying its software to four carriers. For two of those carriers, Synchronica believes that if additional time, effort and sums are devoted to developing the opportunity with those carriers, significant revenues could be generated. Synchronica also believes that significant revenues would be generated more quickly with Synchronica's product marketing experience and knowledge and its resources applied to the opportunity than would be the case if iseemedia were to try to develop this opportunity on its own.

Furthermore, Synchronica's management team believes that there remains an untapped group of carriers for which a combined Synchronica/iseemedia business proposition would have greater appeal than a separate proposition by either company.

Synchronica has monitored the progress of iseemedia since 2009, and began discussions with a consultant of iseemedia during the Mobile World Congress in Barcelona in February 2010. After reaching a non-binding agreement for the acquisition, Synchronica over the past 6 weeks has performed a due diligence analysis of iseemedia and its business including a financial, legal and technical review as well as a business review of iseemedia's current and prospective business. Equally, iseemedia has conducted a due diligence analysis on Synchronica.

After completing the due diligence and after consultation with its advisors, Synchronica chose to propose a combination of its business with that of iseemedia by making an offer directly to the iseemedia Shareholders.

Benefits of the Offer

Management of Synchronica believes that a combination of iseemedia and Synchronica will benefit both businesses and their shareholders for the following reasons:

- Synchronica will accelerate its market penetration, in particular in the high-growth market of India, through iseemedia's contracts with two large mobile operators (Reliance Communications Infrastructure Limited and Tata Teleservices Limited) with recurring revenue streams.
- Synchronica's Mobile Gateway product will benefit from being integrated with iseemedia's advanced document transcoding engine resulting in significantly improved product functionality.
- iseemedia will benefit from the combination with a larger and commercially further developed company, thereby reducing the execution risks for iseemedia as a stand-alone business.
- iseemedia believes that iseemedia's products, in particular the document transcoding and EAS technologies, combined with Synchronica's Mobile Gateway, will provide a step-change in product functionality.
- iseemedia will be able to accelerate market penetration while at the same time significantly reducing development efforts, time-to-market, and costs which would be required to implement the ambitious iseemedia roadmap.

- iseemedia will benefit from Synchronica's traction with device manufacturers and a broad installed base of more than 40 mobile operator contracts providing reduced risk by diversification and significant cross-selling potential.

- iseemedia will benefit from Synchronica's global reseller network comprising Brightstar, Nokia Siemens Networks, and an unnamed top-5 Asian network equipment provider.

- As a result of holding shares that are expected to be listed both on AIM and the TSXV, iseemedia Shareholders will enjoy access to greater liquidity. Approximately 1,000,000 Synchronica shares have traded daily on AIM in 2010, and seven market makers in London work to facilitate trading in Synchronica Shares.

- Both Synchronica and iseemedia will benefit from an improved competitive position in the market place, a broader shareholder base and access to international capital markets.

- Following the completion of the Offer, iseemedia Shareholders will gain exposure to Synchronica's experienced management team and Board of Directors, including access to their knowledge and awareness of business opportunities that may be suitable for iseemedia's service offering, as well as potential customers and markets that may be receptive to iseemedia's suite of services.

Recommendation and Fairness Opinion

The Board of Directors of iseemedia has determined unanimously that the Offer is fair to the iseemedia Shareholders and iseemedia Warrantholders and that it is in the best interests of iseemedia and has resolved unanimously to recommend to iseemedia Shareholders and iseemedia Warrantholders that they accept the Offer and deposit their iseemedia Shares and iseemedia Warrants to the Offer. Northern Securities Inc., the financial advisor to the Board of Directors of iseemedia, has concluded that the consideration under the Offer is fair, from a financial point of view, to iseemedia Shareholders.

Support Agreement and Lock-up Agreements

Synchronica and iseemedia have entered into a Support Agreement whereby iseemedia has agreed to use its commercially reasonable efforts, subject to certain terms and conditions as described in the Support Agreement, to assist Synchronica to complete the Offer. See Section 10 of the Circular, "Support Agreement". Synchronica has also entered into lock-up agreements with the directors, officers, and certain shareholders of iseemedia with respect to their respective iseemedia Shares and iseemedia Options. See Section 11 of the Circular, "Other Arrangements, Agreements, Commitments or Understandings relating to the Offering".

Acquisition of iseemedia Shares Not Deposited in the Offer

If the conditions of the Offer are satisfied or waived, and we take up and pay for the iseemedia Shares validly tendered pursuant to the Offer, but not all outstanding iseemedia Shares are tendered and taken up pursuant to the Offer, we intend, to the extent possible, to acquire any iseemedia Shares not deposited pursuant to the Offer:

- by Compulsory Acquisition, if at least 90% of the outstanding iseemedia Shares are validly tendered pursuant to the Offer and not withdrawn are taken up by Synchronica; or

- by a Subsequent Acquisition Transaction for consideration per iseemedia Share at least equal in value to the consideration paid by Synchronica under the Offer, if a Compulsory Acquisition is not available or if Synchronica decides not to proceed with a Compulsory Acquisition.

Treatment of iseemedia Options and Other Rights in the Offer

The Offer is made only for outstanding iseemedia Shares, outstanding iseemedia Warrants, and those iseemedia Shares and iseemedia Warrants to be issued in the Financing. The Offer is not made for any outstanding iseemedia Options or other rights to acquire iseemedia Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise such securities sufficiently in advance of the Expiry Time of the Offer in order to obtain iseemedia Shares that may then be deposited prior to Expiry Time in accordance with the terms of the Offer.

Treatment of Fractional Shares

We will not issue fractional Synchronica Shares. If an iseemedia Shareholder would otherwise be entitled to receive a fraction of one Synchronica Share, the number of Synchronica Shares issuable to such iseemedia Shareholder will be rounded down to the next whole number.

Conditions to the Offer

We reserve the right to withdraw our Offer and not take up and pay for any iseemedia Shares or iseemedia Warrants deposited under our Offer unless all of the conditions of our Offer contained in Section 3 of the Offer to Purchase are satisfied or waived. These conditions include, among other things, that:

- not less than 51% of the aggregate of the following are deposited under the Offer and not withdrawn at the Expiry Time: (i) all iseemedia Shares outstanding as at July 19, 2010; (ii) all iseemedia Shares issued upon the exercise of iseemedia Options prior to the Expiry Time; (iii) all iseemedia Shares issued on the exercise of any of the 8,498,750 iseemedia Warrants outstanding exercisable at $0.32 per iseemedia Share until December 11, 2011 prior to the Expiry Time; and (iv) all of the iseemedia Shares (if any) issued between the period commencing July 19, 2010 and ending at the Expiry Time, other than any iseemedia Shares issued upon the due exercise of the Subscription Receipts or the iseemedia Warrants issued pursuant to the Financing;

- we will have received conditional approval for the Synchronica Shares, including the Synchronica Shares to be issued pursuant to the Offer, to be listed for trading on the TSXV and to be admitted for trading on AIM;

- iseemedia will have completed the Financing;

- Synchronica with have obtained the approval of its shareholders prior to taking up and paying for the iseemedia Shares pursuant to the Offer; and

- we do not discover any material misrepresentations by iseemedia in any of its publicly available documents and records on file with the Canadian securities regulatory authorities, or any other facts that give rise to an iseemedia Material Adverse Effect.

Time for Acceptance

Our Offer is open for acceptance from the date hereof until 5:00 p.m. (Toronto time) on August

31, 2010 or until such later time and date to which we may extend our Offer at our discretion, unless we withdraw this Offer earlier. See Section 4 of the Offer to Purchase, "Time and Manner for Acceptance".

Manner of Acceptance

The Offer may be accepted by iseemedia Shareholders and iseemedia Warrantholders by depositing certificates representing iseemedia Shares and iseemedia Warrants that are being deposited, together with a duly completed and signed Letter of Transmittal (printed on BLUE PAPER) in the form accompanying the Offer to Purchase and Circular contained herein at the office of the Depositary specified in the Letter of Transmittal at or before the Expiry Time. The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or before the Expiry Time. iseemedia Shareholders and holders of iseemedia Warrants whose iseemedia Shares or iseemedia Warrants are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their iseemedia Shares or iseemedia Warrants pursuant to our Offer. See Section 4 of the Offer to Purchase, "Time and Manner for Acceptance".

iseemedia Shareholders and iseemedia Warrantholders whose certificates for iseemedia Shares or iseemedia Warrants are not immediately available may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery (printed on YELLOW PAPER) accompanying this Offer to Purchase and Circular, or may accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. See Section 5 of the Offer to Purchase, "Alternate Procedures for Acceptance".

The deposit of iseemedia Shares pursuant to the procedures set forth in this Offer will constitute a binding agreement between the depositing Shareholder and Offeror upon the terms and subject to the conditions of the Offer.

Payment for Deposited Shares and Warrants

If all of the conditions of the Offer have been satisfied or waived by us, we will become obligated to take up and pay for iseemedia Shares and iseemedia Warrants validly deposited under, and not withdrawn from, the Offer within the time periods prescribed by applicable securities laws. Any iseemedia Shares and iseemedia Warrants deposited under the Offer after the Effective Date will be taken up within 10 days of the deposit. See Section 2 of the Offer to Purchase, "Payment for Deposited iseemedia Shares and iseemedia Warrants".

Right to Withdraw Deposited Shares

All deposits of iseemedia Shares and iseemedia Warrants under the Offer are irrevocable, except as provided in Section 8 of the Offer to Purchase, "Right to Withdraw Deposited iseemedia Shares". Section 8 of the Offer to Purchase permits withdrawal of iseemedia Shares or iseemedia Warrants at any time before those iseemedia Shares and iseemedia Warrants are taken up by us, if such iseemedia Shares and iseemedia Warrants have not been paid for by us within three business days after having been taken up and in certain other circumstances.

Tax Considerations

In general, the exchange of iseemedia Shares (or iseemedia Warrants) for Synchronica Shares (or Synchronica Warrants) pursuant to the Offer will be a taxable event under the *Income Tax Act* (Canada) for a holder who is a resident of Canada for purposes of the *Income Tax Act* (Canada). All holders of iseemedia Shares or iseemedia Warrants should consult their own independent tax advisors having regard to their own particular circumstances regarding the tax consequences of the Offer and holding Synchronica Shares and Synchronica Warrants.

Risk Factors

An investment in Synchronica Shares and/or Synchronica Warrants under the Offer, Synchronica's acquisition of iseemedia and any business combination between Synchronica and iseemedia are subject to certain risks. You should consider carefully the risk factors set out in the Offer to Purchase and Circular contained herein before depositing your iseemedia Shares or iseemedia Warrants pursuant to the Offer. See Section 8 of the Circular, "Risk Factors related to the Offer".

Depositary

Computershare Investor Services Inc. is acting as depositary under the Offer. The Depositary will be responsible for receiving certificates representing deposited iseemedia Shares and the accompanying letter of transmittal and other documents. The Depositary is also responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and making payment for all iseemedia Shares purchased by Synchronica under the terms of the Offer.

No Dissent Rights under the Offer

ISEEMEDIA SHAREHOLDERS WILL NOT HAVE DISSENT OR APPRAISAL RIGHTS UNDER THE OFFER. HOWEVER, HOLDERS OF ISEEMEDIA SHARES WHO DO NOT TENDER THEIR ISEEMEDIA SHARES PURSUANT TO SYNCHRONICA'S OFFER MAY HAVE RIGHTS OF DISSENT IN THE EVENT SYNCHRONICA ELECTS TO ACQUIRE SUCH ISEEMEDIA SHARES BY WAY OF A COMPULSORY ACQUISITION OR SUBSEQUENT ACQUISITION TRANSACTION. See section 7 of the circular, "Acquisition of iseemedia Shares Not Deposited".

DEFINITIONS

In the Offer to Purchase and Circular, Letter of Transmittal and Notice of Guaranteed Delivery, unless the context otherwise requires, the following terms have the meanings set forth below. All references to "$" or "dollars" are to the currency of Canada.

"**AIM**" means the market of that name operated by the London Stock Exchange.

"**Acquisition Proposal**" means any proposal or offer from any Person other than Synchronica relating to any liquidation, dissolution, recapitalization, merger, amalgamation, arrangement, acquisition or purchase of all or a material portion of the assets of, or any material equity interest (including iseemedia Shares) in, iseemedia on a consolidated basis or other similar transaction or business combination.

"**Appropriate Approvals**" means approvals of Governmental Entities and, as the case may be, the approvals of shareholders of Synchronica or iseemedia required in connection with the consummation of the Offer, Compulsory Acquisition or the Subsequent Acquisition Transaction.

"**Book-Entry Confirmation**" means confirmation of book-entry transfer of a Shareholder's iseemedia Shares into the Depositary's account at CDS.

"**business day**" means any day of the week other than Saturday, Sunday or a statutory or civic holiday observed in Toronto, Ontario, Canada and in London, United Kingdom.

"**Canadian GAAP**" means Canadian generally accepted accounting principles.

"**CBCA**" means the *Canada Business Corporations Act.*

"**CDS**" means CDS Clearing and Depositary Services Inc. or its nominee.

"**CDSX**" means the CDS on-line tendering system pursuant to which book-entry transfers may be effected.

"**Circular**" means the circular accompanying the Offer to Purchase, including the Appendices attached thereto and the enclosures included herewith.

"**Companies Act 2006**" means The Companies Act 2006 of England and Wales.

"**Compulsory Acquisition**" has the meaning set forth in Section 7 of the Circular.

"**Court**" has the meaning set forth in Section 7 of the Circular.

"**Current Market Price**" means the closing price of the Synchronica Shares on AIM on the Effective Date.

"**Debt**" means, in respect of any Person: (a) all debts and liabilities of the Person for borrowed money, whether incurred or assumed; (b) all guarantees, sureties and similar obligations granted by the Person; (c) any obligation secured by any Lien existing on property owned or acquired by the Person; (d) any debt or liability of the Person representing the deferred acquisition cost of property or assets created or arising under any conditional sale agreement or other title retention agreement; (e) any liabilities, contingent, unmatured or other, under indemnities or other agreements of the Person given in respect of any bankers' acceptance, letter of credit, or letter of guarantee; and (f) any amount owing under any operating or capital lease; but does not include deferred taxes or obligations to trade creditors (including employees) incurred in the ordinary course of business.

"**Dissenting Offeree**" has the meaning set forth in Section 7 of the Circular.

"**Effective Date**" means the date on which Synchronica first allots and issues new Synchronica Shares in exchange for iseemedia Shares deposited under the Offer;

"**Eligible Institution**" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada, or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

"**Expiry Date**" means August 31, 2010 or such later date as is set out in a notice of extension of the Offer issued at any time and from time to time after the date of this document extending the period during which iseemedia Shares may be deposited pursuant to the Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day.

"**Expiry Time**" means 5:00 p. m. (Toronto time) on the Expiry Date.

"**Financing**" means the private placement of Subscription Receipts of iseemedia through Northern Securities Inc. as agent at a price of $0.09 per Subscription Receipt to be completed on or before the Expiry Date raising gross proceeds of a minimum of $3 million and up to $7 million or such greater amount as iseemedia and Synchronica may determine.

"**Governmental Entity**" means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority; (d) the TSX; (e) the TSXV; or (f) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"**iseemedia**" means iseemedia Inc., a company existing under the laws of Canada.

"**iseemedia Material Adverse Effect**" means, in respect of iseemedia, (i) any one or more changes, events or occurrences, which are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, liabilities (including contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), capital, properties, assets or financial condition of iseemedia and its subsidiaries, if any, taken as a whole, or that would materially impair iseemedia's ability to perform its obligations under the Support Agreement in any material respect, or (ii) without regard to any materiality or Material Adverse Effect qualification contained therein, (a) a breach or non-fulfillment of any representation, warranty or covenant of iseemedia contained herein which has an adverse financial impact on iseemedia of at least $1,500,000, or (b) breaches or non-fulfillment of multiple representations, warranties or covenants of iseemedia which, in the aggregate, have an adverse financial impact on iseemedia of at least $3,000,000; other than, in the case of both (i) and (ii) above, any change, effect, occurrence, breach or non-fulfillment relating to (a) any change in general economic conditions or any change in securities, financial, banking or currency exchange markets generally; (b) any change or development resulting from any act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof) or any natural disaster; (c) any change or development affecting the specific industries in which iseemedia and its subsidiaries, if any, operate which does not disproportionately adversely affect iseemedia and its Subsidiaries taken as a whole, compared to other companies of similar size operating in the industries in which iseemedia and its Subsidiaries operate; (d) the announcement of the entering into of the Support Agreement or the Offer; (e) any change in applicable Laws or Canadian GAAP or any other generally accepted accounting principle to which any Subsidiary may be subject; (f) compliance with the terms of the Support Agreement; and (g) any change in the trading price of the iseemedia Shares on the TSXV.

"**iseemedia Option**" means an option to purchase one or more iseemedia Shares granted under the iseemedia Option Plan.

"**iseemedia Option Plan**" means the stock option plan for directors, officers, employees and consultants of iseemedia.

"**iseemedia Public Documents**" means all forms, reports, schedules, statements and other documents filed by iseemedia since December 31, 2009, with all applicable securities regulatory authorities, the TSXV and all other applicable self-regulatory organizations.

"**iseemedia Share**" means a common share in the capital of iseemedia.

"**iseemedia Shareholder**" means a holder of one or more iseemedia Shares.

"**iseemedia Unit**" means a security comprised of one iseemedia Share and one iseemedia Warrant exercisable for a period of 36 months at an exercise price of $0.12 per whole iseemedia Share.

"**iseemedia Warrant**" means a warrant to purchase one or more iseemedia Shares.

"**iseemedia Warrantholder**" means a holder of one or more iseemedia Warrants.

"**Laws**" means all laws, by-laws, statutes, rules, regulations, principles of law, policies, orders, ordinances, decisions, declarations, rulings, directives, judgments, decrees or other requirements of any Governmental Entity and the terms and conditions of any approval, permission, authority or license of any Governmental Entity. When "Laws" or "applicable Laws" are used in a context referring to one or more Persons, "Laws" and "applicable Laws" means such laws as are applicable to each such Person or its business, undertaking, property or securities and/or emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their respective businesses, undertaking, property or securities.

"**Letter of Transmittal**" means the letter of acceptance and transmittal in the form accompanying the Offer to Purchase and Circular (printed on BLUE PAPER).

"**Lien**" means any material hypothec, mortgage, lien, charge, security interest, encumbrance and adverse claims.

"**Lock-Up Agreements**" means all of the lock-up agreements entered into by Synchronica with the Locked-Up Shareholders, pursuant to which, among other things, such Locked-Up Shareholders have agreed to tender to the Offer all of their iseemedia Shares and iseemedia Warrants all on the terms and subject to the conditions set forth in the Lock-Up Agreements.

"**Locked-Up Shareholders**" means all of the directors and senior management of iseemedia subject to Lock-Up Agreements, who, as of the date herein, together hold 11,090,850 iseemedia Shares, which number of iseemedia Shares may increase thereafter as additional Locked-Up Shareholders enter into Lock-Up Agreements with Synchronica.

"**MI 61-101**" means Multilateral Instrument 61-101 - *Protection of Minority Security Holders in Special Transactions*, as amended or replaced from time to time.

"**Minimum Tender Condition**" means that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of iseemedia Shares which constitutes at least 51% of the aggregate of (i) all iseemedia Shares outstanding as at July 19, 2010; (ii) all iseemedia Shares issued upon the exercise of iseemedia Options prior to the Expiry Time; (iii) all iseemedia Shares issued on the exercise of iseemedia Warrants prior to the Expiry Time, other than any iseemedia Shares; and (iv) all of the iseemedia Shares (if any) issued between July 19, 2010 and ending at the Expiry Time, other than any iseemedia Shares issued upon the due exercise of the Subscription Receipts or the iseemedia Warrants issued in the Financing.

"**Non-Resident Canadian Holder**" means an iseemedia Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, iseemedia Shares in connection with carrying on a business in Canada.

"**Notice of Guaranteed Delivery**" means the accompanying notice of guaranteed delivery (printed on YELLOW PAPER).

"**Offer**" means Synchronica's offer to purchase the iseemedia Shares and iseemedia Warrants made hereby, the terms and conditions of which are set forth in the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

"**Offer to Purchase and Circular**" means the Offer to Purchase and the Circular, collectively.

"**Offer to Purchase**" means the offer to purchase iseemedia Shares and iseemedia Warrants as described herein.

"**Offered Consideration**" means:

(a) the consideration to be paid by Synchronica for the Purchased Shares, being:

(i) 4.03 pre-consolidation Synchronica Shares for each Purchased Share; or

(ii) if a 1 for 15 consolidation of Synchronica Shares is completed prior to any iseemedia Shares being taken up and paid for, 0.2687 of one post-consolidation Synchronica Share for each Purchased share;

(b) the consideration to be paid by Synchronica for the iseemedia Warrants outstanding as of the date of the Offer forming part of the Purchased Warrants, being:

(i) 4.03 Synchronica Warrants exercisable until December 11, 2011, each whole Synchronica Warrant being exercisable for one pre-consolidation Synchronica Share at £0.0515 per share for each whole iseemedia Warrant outstanding as of the date of the Offer; or

(ii) if a 1 for 15 consolidation of Synchronica Shares is completed prior to any iseemedia Shares being taken up and paid for, 0.2682 of one Synchronica Warrant exercisable until December 11, 2011, each whole Synchronica Warrant being exercisable for one post-consolidation Synchronica Share at £0.7718 per share; and

(c) the consideration to be paid by Synchronica for the iseemedia Warrants issued in the Financing forming part of the Purchased Warrants, being:

(i) 4.03 Synchronica Warrants exercisable for 36 months, each whole Synchronica Warrant exercisable for one pre-consolidation Synchronica Shares at £0.0193 per share; or

(ii) if a 1 for 15 consolidation of Synchronica Shares is completed prior to any iseemedia Shares being taken up and paid for, 0.2682 of one Synchronica Warrant exercisable for 36 months, each whole Synchronica Warrant exercisable for one post-consolidation Synchronica Share at £0.2894 per share.

"**Ontario Securities Act**" means the *Securities Act* (Ontario), as amended, and the regulations and rules made thereunder.

"**OSC**" means the Ontario Securities Commission.

"**Person**" includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

"**Prohibited Offer Change**" means (i) modifying or waiving the Minimum Tender Condition to permit Synchronica to acquire less than that number of iseemedia Shares such that if taken-up, Synchronica would hold less than 51% of the iseemedia Shares outstanding ((x) including those iseemedia Shares already held by or on behalf of Synchronica or an affiliate or associate of Synchronica and (y) calculated on a fully-diluted basis but including only 520,000 iseemedia Shares issuable on exercise of iseemedia Options, which iseemedia Options are outstanding as of the date of this document); (ii) decrease the Offered Consideration (except in certain circumstances described in Section 2.1(a) of the Support Agreement); (iii) change the form of the Offered Consideration (other than to increase the total consideration per iseemedia Share or iseemedia Warrants and/or add additional consideration or consideration alternatives); (iv) impose additional conditions to the Offer; (v) decrease the number of iseemedia Shares or iseemedia Warrants in respect of which the Offer is being made; or (vi) otherwise modify the Offer (or any terms or conditions thereof) in a manner that is adverse to iseemedia or the iseemedia Shareholders.

"**Purchased Shares**" means the iseemedia Shares taken up and paid for by Synchronica under the Offer.

"**Purchased Warrants**" means the iseemedia Warrants taken up and paid for by Synchronica under the Offer.

"**Resident Holder**" means a holder who is resident in Canada for purposes of the *Income Tax Act* (Canada), and who holds iseemedia Shares (or iseemedia Warrants) as capital property for the purposes of the *Income Tax Act* (Canada) and exchanges iseemedia Shares (or iseemedia Warrants) pursuant to the Offer.

"**Restricted Event**" means, with respect to iseemedia, any of the following:

1. the issuance, award or pledge of any securities (except upon the exercise of options or warrants to purchase iseemedia Shares which were outstanding as of July 19, 2010), other than pursuant to the Financing;

2. redeem, purchase or offer to purchase any iseemedia Shares or other securities of iseemedia or any shares or other securities of its subsidiaries;

3. declaring, paying, authorizing or making any distribution, payment or dividend on any of its securities;

4. acquiring or disposing of any assets or securities (except where immaterial in amount or in the ordinary course of business consistent with past practice), other than securities of RealBiz360, Inc. and any other freely tradable marketable securities included among iseemedia's assets ;

5. making any capital expenditure (except where immaterial in amount or in the ordinary course of business consistent with past practice);

6. entering into, modifying or terminating any agreement with any officer, director, employee or consultant;

7. increasing or otherwise modifying (except where the modification would result in a decrease in the total amount of compensation paid or payable) the compensation paid or payable to any director, officer, employee or consultant; including, without limitation, the granting of additional securities, options or bonuses;

8. instituting, modifying or cancelling any employee benefit plan (except where required by Law);

9. the payment of any amount, or the triggering or potential triggering of the payment of any amount payable to any director, officer or employee or consultant, pursuant to any change of control or severance arrangement that has not otherwise been publicly disclosed, which disclosure included the amount of any payment to be made thereunder;

10. authorize, recommend or propose any release or relinquishment of any contractual right, except in the ordinary course of business consistent with past practice;

11. any default, termination, acceleration or other adverse event under any instrument or agreement to which iseemedia is a party or to which any of its properties or assets are bound whether as a result of Synchronica making the Offer, taking up and paying for the iseemedia Shares under the Offer, the completion of the Compulsory Acquisition or Subsequent Acquisition Transaction or otherwise;

12. the impairment (which impairment has not been cured or waived), or the threatened impairment of any property right, franchise or license whether as a result of Synchronica making the Offer, Synchronica taking up and paying for the iseemedia Shares under the Offer, the completion of the Compulsory Acquisition or Subsequent Acquisition Transaction or otherwise;

13. any take-over bid other than the Offer (including an exempt take-over bid for securities of iseemedia) or tender Offer (including, without limitation, an issuer bid or self tender Offer) or exchange Offer, merger, amalgamation, plan of arrangement, reorganization, reverse take-over, sale or lease of all or substantially all of its assets, dissolution, liquidation or other similar transaction or any other transaction that could reasonably be expected to impede, interfere with or materially delay the consummation of the Offer;

14. entering into any other transaction not in the ordinary course of business;

15. entering into any agreement whereby a fee will be paid if the Offer is consummated or if a competing offer, transaction or proposal is unsuccessful;

16. proposing, planning or intending to do any of the foregoing or the entering into any agreement to do any of the foregoing;

17. causing its subsidiaries to acquire or dispose of any assets or securities, other than agreed sales pursuant to the Support Agreement;

18. amending its constating documents;
19. splitting, combining or reclassifying any outstanding iseemedia shares;
20. reducing the stated capital of any of its subsidiaries;
21. omitting to repay an outstanding debt in the principal amount of $250,000 in a manner that is satisfactory to Synchronica and or incurring any indebtedness or any other material liability, except in the ordinary course of business;
22. adopting a plan of liquidation or resolutions providing for liquidation of the company or any of its subsidiaries;
23. paying or discharging any of its liabilities or obligations other than in the ordinary course of business;
24. waiving, releasing or transferring any rights of value other than in the ordinary course of business;
25. cancelling or terminating its current insurance policies; or
26. omitting to comply with applicable tax rules and laws.

"**SEC**" means the U.S. Securities and Exchange Commission.

"**Subscription Receipts**" means the subscription receipts of iseemedia to be issued pursuant to the Financing, the terms of which entitle the holder thereof to receive one iseemedia Unit per subscription receipt on the Expiry Time; iseemedia Shares and iseemedia Warrants forming part of such iseemedia Unit will be automatically deposited to the Offer as a condition of the Financing.

"**Subsequent Acquisition Transaction**" has the meaning ascribed thereto in Section 7 of the Circular, "Acquisition of Shares Not Deposited".

"**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the Board of Directors thereof (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and will include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a Subsidiary.

"**Superior Proposal**" means an unsolicited bona fide Acquisition Proposal made by a third party to iseemedia in writing after the date hereof: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the iseemedia Shares and offering or making available the same consideration in form and amount per iseemedia Share to be purchased or otherwise acquired; (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iii) is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board of Directors of iseemedia, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), will be obtained; (iv) which is not subject to a due diligence and/or access condition; (v) that did not result from a breach of Section 7.1 of the Support Agreement by iseemedia or its representatives; (vi) in respect of which the Board of Directors of iseemedia determines in good faith (after receipt of advice from its outside legal counsel with respect to (x) below and financial advisors with respect to (y) below) that (x) failure to recommend such Acquisition Proposal to iseemedia Shareholders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to iseemedia Shareholders from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Synchronica pursuant to Section 7.1(f) of the Support Agreement);

"**Support Agreement**" means the Amended and Restated Support Agreement entered into between Synchronica and iseemedia on July 22, 2010, immediately prior to Synchronica making the Offer.

"**Synchronica Material Adverse Effect**" means, in respect of Synchronica, any change, effect, event, development, occurrence or state of facts which, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, liabilities (including contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), capital, properties, assets or financial condition of Synchronica and its Subsidiaries, taken as a whole, or that would materially impair Synchronica's ability to perform its obligations in connection with the Offer in any material respect, other than any change, effect, event, development, occurrence or state of facts relating to (a) any change in general economic conditions or any change in securities, financial, banking or currency exchange markets generally; (b) any change or development resulting from any act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof) or any natural disaster; (c) any change or development affecting the specific industries in which Synchronica and its Subsidiaries operate which does not disproportionately adversely affect Synchronica and its Subsidiaries taken as a whole, compared to other companies of similar size operating in the industries in which Synchronica and its Subsidiaries operate; (d) the announcement of the entering into of the Offer; (e) any change in applicable Laws or IFRS or any other generally accepted accounting principle to which any Subsidiary may be subject; (f) compliance with the terms of the Offer; and (g) any change in the trading price of the Synchronica Shares on AIM.

"**Synchronica Share**" means an ordinary share in the capital of Synchronica.

"**Synchronica Shareholder Approvals**" means an affirmative vote obtained at a meeting of shareholders of Synchronica called and held between the date of this Offer and the Expiry Time from (a) holders of more than 50% of the Synchronica Shares voting in person or by proxy authorizing the Board of Directors of Synchronica to issue a number of Synchronica Shares sufficient to issue 72,072,072 Synchronic Shares to Colibria AS as described in the Offer and Circular, plus the number of Synchronica Shares and warrants exercisable for Synchronica Shares to be issued as Offered Consideration if the Offer is fully accepted by iseemedia Shareholders, plus the number of Synchronica Shares issuable for the Subscription Receipts and (b) holders of 75% or more of the Synchronica Shares voting in person or by proxy waiving statutory pre-emption rights afforded to shareholders of Synchronica under applicable law with respect to certain aspects of the Offer.

"**Synchronica Warrants**" means a warrant to purchase one or more Synchronica Shares.

"**Synchronica's Notice**" has the meaning set forth in Section 7 of the Circular.

"**TSXV**" means the TSX Venture Exchange.

"**U.S. Exchange Act**" means the *Securities Exchange Act of 1934* (United States), as amended, and the rules and regulations promulgated thereunder.

"**U.S. Securities Act**" means the *Securities Act of 1933* (United States), as amended, and the rules and regulations promulgated thereunder.

OFFER TO PURCHASE

TO: THE HOLDERS OF COMMON SHARES OF ISEEMEDIA INC.

The accompanying Circular contains important information and should be read carefully before making a decision with respect to the Offer. This Offer to Purchase and the Circular, which are incorporated into and form part of the Offer, constitute the take-over bid Circular required under applicable Canadian securities laws.

1. The Offer

Subject to the terms and conditions set forth in Section 3 of this Offer to Purchase and in the Letter of Transmittal and the Notice of Guaranteed Delivery, Synchronica hereby offers to purchase all of the issued and outstanding iseemedia Shares and iseemedia Warrants.

Under the Offer, iseemedia Shareholders will be entitled to receive, for each iseemedia Share (including those issued in the Financing), 4.03 Synchronica Shares.

Under the Offer, each whole iseemedia Warrant outstanding as of the date of the Offer would be exchanged for 4.03 Synchronica Warrants exercisable until December 11, 2011, each whole Synchronica Warrant being exercisable for one Synchronica Share at £0.0515 per share (equivalent to $0.0794 applying an exchange rate of £0.64803=$1.00); and each whole iseemedia Warrant issued in the Financing would be exchanged for 4.03 Synchronica Warrants exercisable for 36 months, each whole Synchronica Warrant being exercisable for one pre-consolidation Synchronica Share at £0.0193 per share (equivalent to $0.0298 applying an exchange rate of £0.64803=$1.00).

Synchronica is proposing to its current shareholders a consolidation of Synchronica Shares on a 1 for 15 basis. If the consolidation of Synchronica Shares on a 1 for 15 basis is completed prior to any iseemedia Shares or iseemedia Warrants being taken up and paid for pursuant to the Offer, then Synchronica will be deemed to have offered to purchase all of the iseemedia Shares (including those issued in the Financing) for consideration of 0.2687 of one post-consolidation Synchronica Share for each iseemedia Share; all of the iseemedia Warrants outstanding on the date of the Offer on the basis that each whole iseemedia Warrant would be exchanged for 0.2687 of one Synchronica Warrant exercisable until December 11, 2011, each whole Synchronica Warrant exercisable for one post-consolidation Synchronica Share at £0.7718 per share (equivalent to $1.1911 applying an exchange rate of £0.64803=$1.00); and all of the iseemedia Warrants issued in the Financing on the basis that each whole iseemedia Warrant would be exchanged for 0.2687 of one Synchronica Warrant exercisable for 36 months, each whole Synchronica Warrant exercisable for one post-consolidation Synchronica Share at £0.2894 per share (equivalent to $0.4467 applying an exchange rate of £0.64803=$1.00).

Synchronica Warrants issued under the Offer are exercisable in U.K. pound sterling. All references to prices in equivalent Canadian dollars are added for reference only, and were calculated using an exchange rate of £0.64803=$1.00, the average of the closing prices for pounds sterling and Canadian dollars for the 28 days ending Friday July 2, 2010.

The Offer is made only for the iseemedia Shares and the iseemedia Warrants, and not for any iseemedia Options or other rights to acquire iseemedia Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable Law, fully exercise such securities sufficiently in advance of the Expiry Time in order to obtain iseemedia Shares that may be deposited in accordance with the terms of the Offer. See Section 6 of the Circular, "Purpose of the Offer and Synchronica's Plans for iseemedia – Treatment of iseemedia Options".

Fractional Synchronica Shares will not be issued. If an iseemedia Shareholder would otherwise be entitled to receive a fraction of a Synchronica Share, the number of Synchronica Shares issuable to such iseemedia Shareholder will be rounded down to the next whole number.

The Offer will be open for acceptance until the Expiry Time unless withdrawn or extended.

2. Payment for Deposited iseemedia Shares and iseemedia Warrants

If all of the conditions referred to below in Section 3 of the Offer to Purchase have been fulfilled or, where permitted, waived at the Expiry Time, Synchronica will become obligated to take up and pay for the iseemedia Shares and iseemedia Warrants deposited under the Offer and not withdrawn not later than ten days after the Expiry Date.

Subject to the ten day deadline for taking up and paying for the iseemedia Shares and iseemedia Warrants set forth above, (i) if Synchronica takes up any iseemedia Shares and iseemedia Warrants before the expiry of the ten day period following the Expiry Date, it will be obligated to pay for such iseemedia Shares and iseemedia Warrants as soon as possible, and in any event not later than three business days after such iseemedia Shares or iseemedia Warrants have been taken up, or (ii) if any iseemedia Shares and iseemedia Warrants are deposited under the Offer after the date on which Synchronica first takes up iseemedia Shares and iseemedia Warrants, Synchronica will be obligated to take up and pay for such iseemedia Shares and iseemedia Warrants not later than 10 days after the deposit of such iseemedia Shares or iseemedia Warrants.

Subject to applicable Law, Synchronica expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up and paying for any iseemedia Shares or iseemedia Warrants or to terminate the Offer and not take up or pay for any iseemedia Shares or iseemedia Warrants if any condition specified in Section 3 of the Offer to Purchase "Conditions to the Offer" is not satisfied, or is not waived by Synchronica by giving written notice thereof to the Depositary at its principal office in Toronto, Ontario. Synchronica also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for iseemedia Shares or iseemedia Warrants in order to comply, in whole or in part, with any applicable Law. Synchronica will not, however, take up and pay for any iseemedia Shares or iseemedia Warrants deposited under the Offer unless it simultaneously takes up and pays for all iseemedia Shares and iseemedia Warrants then validly deposited under the Offer and not withdrawn.

Synchronica will be deemed to have taken up and accepted for payment iseemedia Shares or iseemedia Warrants validly deposited and not withdrawn under the Offer if, as and when Synchronica gives written notice confirmed in writing to the Depositary to that effect.

Synchronica will pay for iseemedia Shares and iseemedia Warrants validly deposited under the Offer and not withdrawn by providing the Depositary with the Offered Consideration in the form of sufficient certificates for Synchronica Shares and iseemedia Warrants, as applicable for transmittal to Persons having deposited iseemedia Shares or iseemedia Warrants, as applicable, under the Offer. Under no circumstances will interest accrue or be paid on the Offered Consideration by Synchronica or the Depositary to Persons depositing iseemedia Shares or iseemedia Warrants, regardless of any delay in making such payment.

The Depositary will act as the agent of the Persons who have deposited iseemedia Shares and iseemedia Warrants under the Offer for the purposes of receiving payment from Synchronica and transmitting such payment to such Persons. Receipt of the share and warrant certificates representing the Offered Consideration by the Depositary will be deemed to constitute receipt of payment by Persons depositing iseemedia Shares.

Settlement with each iseemedia Shareholder or iseemedia Warrantholder who has deposited iseemedia Shares or iseemedia Warrants pursuant to the Offer will be made by the Depositary forwarding in exchange for the iseemedia Shares or iseemedia Warrants, as applicable a certificate for the number of Synchronica Shares or warrant exercisable for Synchronica Shares, as applicable, due to the depositing security holder under this Offer; provided that the iseemedia Shareholder or the iseemedia Warrantholder, as applicable, is a resident of a province or territory of Canada or another jurisdiction in which the Synchronica Shares or warrants exercisable for Synchronica Shares, as applicable, may be lawfully delivered without further action by Synchronica. Unless the Person depositing the iseemedia Shares or iseemedia Warrants instructs the Depositary to hold the certificate representing the Synchronica Shares for pick-up by checking the appropriate box in the Letter of Transmittal, the certificate will be forwarded by first class mail to such Person at the address specified in the Letter of Transmittal. If no such address is specified, the certificate will be sent to the address of the security-holder Shareholder as shown on the securities register maintained by or on behalf of iseemedia. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

3. Conditions to the Offer

Synchronica reserves the right to withdraw the Offer and not take up, purchase or pay for any iseemedia Shares or iseemedia Warrants, and will have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any iseemedia Shares or iseemedia Warrants deposited under the Offer unless all of the following conditions are satisfied or waived by Synchronica before the Expiry Time:

(1) the Minimum Tender Condition;

(2) the Synchronica Shareholder Approvals shall have been obtained;

(3) the Synchronica Shares issuable as part of the Offered Consideration shall, upon issue, be freely tradable in all Provinces and Territories of Canada in which securityholders are resident at the time the Offer is made, as well as any Province or Territory where a purchaser of a Subscription Receipt is resident; provided that iseemedia provides Synchronica with written confirmation of the Provinces and Territories in which purchasers of Subscription Receipts are resident no less than 15 business days prior to the Expiry Date;

(4) all government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions required by Law, policy or practice (other than as referred to in paragraph (5) below) (including, those of any provincial securities authorities, stock exchanges or other securities regulatory authorities) in connection with the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms satisfactory to Synchronica, in its sole discretion, acting reasonably;

(5) no act, action, suit or proceeding shall have been taken before or by any Governmental Entity (including, by any individual, company, firm, group or other entity) in Canada or

elsewhere, whether or not having the force of Law, and no Law shall have been proposed, amended, enacted, promulgated or applied, in either case:

(a) to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to Synchronica of iseemedia Shares or iseemedia Warrants or the right of Synchronica to own or exercise full rights of ownership of the iseemedia Shares or the iseemedia Warrants; or

(b) which would reasonably be expected to have an iseemedia Material Adverse Effect or, if the Offer were consummated, a Synchronica Material Adverse Effect; or

(c) which would materially and adversely affect the ability of Synchronica to proceed with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) and/or take up and pay for any iseemedia Shares or iseemedia Warrants deposited under the Offer; or

(d) seeking to obtain from Synchronica or any of its Subsidiaries or iseemedia or any of its Subsidiaries any material damages directly or indirectly in connection with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction); or

(e) seeking to prohibit or limit the ownership or operation by Synchronica of any material portion of the business or assets of iseemedia or its Subsidiaries or to compel Synchronica or its Subsidiaries to dispose of or hold separate any material portion of the business or assets of iseemedia or any of its Subsidiaries as a result of the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction);

(6) there shall not exist any prohibition at Law against Synchronica making the Offer or taking up and paying for any iseemedia Shares and iseemedia Warrants deposited under the Offer, including taking up and paying for the iseemedia Shares and iseemedia Warrants issued under the Subscription Receipts, or completing any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(7) all necessary orders, authorizations or consents which are required under all applicable Laws and the rules and policies of the TSXV, the London Stock Exchange and AIM for the offering, issuance and listing of the Synchronica Shares under the Offer shall have been obtained;

(8) no iseemedia Material Adverse Effect shall have occurred or arisen (or shall have been generally disclosed to, or discovered by, Synchronica if not previously disclosed in writing to Synchronica prior to July 22, 2010);

(9) Synchronica shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any iseemedia Public Document filed by or on behalf of iseemedia with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada or elsewhere, that constitutes an iseemedia Material Adverse Effect;

(10) the Board of Directors of iseemedia shall not have withdrawn any recommendation made by it that iseemedia Shareholders accept the Offer or issued a recommendation in a manner that has substantially the same effect;

(11) at the Expiry Time:

(a) all representations and warranties of iseemedia in the Support Agreement: (A) that are qualified by a reference to an iseemedia Material Adverse Effect or materiality shall be true and correct in all respects, and (B) that are not qualified by a reference to an iseemedia Material Adverse Effect or materiality shall be true and correct in all material respects; and

(b) iseemedia shall have observed and performed its covenants in the Support Agreement in all material respects to the extent that such covenants were to have been observed or performed by iseemedia at or prior to the Expiry Time (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation);

and Synchronica shall have received, not more than seven hours before the Expiry Time, a certificate of iseemedia, signed by two senior officers (without personal liability), satisfactory to Synchronica, acting reasonably, certifying the foregoing after due inquiry;

(12) the Support Agreement shall not have been terminated in accordance with its terms;

(13) each of the Lock-Up Agreements shall have been complied with and shall not have been terminated;

(14) Synchronica shall have received conditional approval for the Synchronica Shares, including the new Synchronica Shares to be issued pursuant to the Offer, to be listed for trading on the TSXV and to be admitted to trading on AIM (subject only to AIM Admission), and listing of such shares on the TSXV shall commence no later than the Effective Date;

(15) iseemedia will not have adopted a shareholder rights plan that provides rights to the iseemedia Shareholders to purchase any securities of iseemedia as a result of or in connection with the Offer, or if such a plan has been adopted by iseemedia, it does not and will not adversely affect the Offer or Synchronica, either before or on consummation of the Offer, or the purchase of any iseemedia Shares, iseemedia Warrants issued and outstanding or iseemedia Warrants issued pursuant to the Financing at any time;

(16) iseemedia will have divested its entire interest in RealBiz360, Inc. and iSee Media Romania S.R.L., a Delaware and Romanian company, respectively, that are Subsidiaries of iseemedia as of the date of the Offer, and any photovista panorama technology and related contracts in exchange for consideration received by iseemedia of not less than $1.5 million in cash, on the additional conditions that the outstanding secured loan to RealBiz360, Inc. in the principal amount of $400,000 that is outstanding as of the date of the Offer shall either be paid in full or shall be, after iseemedia's disposition of Realbiz360, Inc., solely a liability of RealBiz, and iseemedia shall not be indebted to RealBiz; and

(17) iseemedia shall have completed the Financing.

The foregoing conditions are for the exclusive benefit of Synchronica and may be asserted by Synchronica regardless of the circumstances giving rise to any such condition. Synchronica may, in Synchronica's sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and form time to time, both before and after the Expiry Time, without prejudice to any other rights which Synchronica may have, provided that Synchronica may not waive (1) the Minimum Tender Condition or (2) the conditions listed in (c), (n) and (q) above, without the prior written consent of iseemedia. If Synchronica waives the Minimum Tender Condition on a date that is less than 10 days prior to the Expiry Date, it shall extend the Offer for at least such period of time as is necessary to ensure that the Offer remains open for 10 days from the date of such waiver. The failure by Synchronica at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice in writing Synchronica to that effect to the Depositary at its principal office in Toronto, Ontario. Synchronica, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal and will cause the Depositary, if required by Law, as soon as practicable thereafter to notify iseemedia Shareholders in the manner set forth below in Section 11 of the Offer to Purchase. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. In the event of any waiver, all iseemedia Shares or iseemedia Warrants deposited previously and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Synchronica in accordance with the terms of the Offer. If the Offer is withdrawn, Synchronica will not be obligated to take up or pay for any iseemedia Shares or iseemedia Warrants deposited under the Offer and the Depositary will promptly return all iseemedia Shares or iseemedia Warrants, as applicable, to the parties by whom they were deposited in acceptance of the Offer. See Section 9 of the Offer to Purchase, "Return of Withdrawn iseemedia Shares and iseemedia Warrants".

4. Time and Manner for Acceptance

The Offer is open for acceptance, unless withdrawn or extended at the sole discretion of Synchronica until the Expiry Time on the Expiry Date, unless the Offer is withdrawn or extended. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

The Offer may be accepted by iseemedia Shareholders and iseemedia Warrantholders by depositing the following documents with the Depositary at the office specified in the Letter of Transmittal no later than the Expiry Time:

(a) the certificate or certificates representing iseemedia Shares in respect of which the Offer is being accepted, or as applicable, the certificate or certificates representing iseemedia Warrants in respect of which the Offer is being accepted;

(b) a properly completed and duly signed copy of the Letter of Transmittal (or a manually signed facsimile copy), with the signature or signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal; and

(c) any other relevant document required by the instructions set forth on the Letter of Transmittal.

The Offer will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time at one of the addresses for the Depositary indicated on the Letter of Transmittal. iseemedia Shareholders or holders of iseemedia Warrants who cannot comply on a timely basis with these procedures for deposit of the requisite certificates for iseemedia Shares or iseemedia

Warrants may deposit certificates representing iseemedia Shares or iseemedia Warrants pursuant to the Alternate Procedures for Acceptance described in Section 5 below.

5. Alternate Procedures for Acceptance

If an iseemedia Shareholder or iseemedia Warrantholder wishes to accept the Offer and either (i) the certificates representing such iseemedia Shareholder's iseemedia Shares, or the certificates representing such iseemedia Warrantholder' iseemedia Warrants, are not immediately available or (ii) such iseemedia Shareholder, or iseemedia Warrantholder, cannot deliver the certificates and Letter of Transmittal to the Depositary by the Expiry Time, those iseemedia Shares or iseemedia Warrants, as applicable, may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a) such deposit is made only at the principal office of the Depositary in Toronto by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile) is received by the Depositary at its principal office in Toronto at or before the Expiry Time; and

(c) the certificate or certificates representing the deposited iseemedia Shares or the iseemedia Warrants, as applicable, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Time.

The Notice of Guaranteed Delivery may be delivered by hand, transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Shareholders may also accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of iseemedia Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

Shareholders who, through their respective CDS participants, utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary's account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and, therefore, such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

6. Extensions, Variations and Changes to the Offer

The Offer will be open for acceptance at the places of deposit specified in the Letter of Transmittal until the Expiry Time, unless the Offer is withdrawn or extended by Synchronica.

Subject to the Support Agreement, Synchronica may, at any time and from time to time while the Offer is open for acceptance, vary the terms of the Offer or extend the Expiry Time by giving notice in writing to the Depositary at its principal office in Toronto, Ontario. However, Synchronica has agreed in the Support Agreement that it will not, without the prior written consent of iseemedia, take any Prohibited Offer Change. Also, if at any time before the Expiry Time, or at any time after the

Expiry Time, but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in this Offer or Circular, as amended from time to time, that would reasonably be expected to affect the decision of an iseemedia Shareholder or iseemedia Warrantholder to accept or reject the Offer (other than a change that is not within the control of Synchronica or an affiliate of Synchronica, unless it is a change in a material fact relating to the Synchronica Shares), Synchronica will give written notice of such change to the Depositary at its principal office in Toronto, Ontario. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, will be deemed to be extended to the date specified in such notice, or in the case of a variation, the Offer will be deemed to be varied in the manner described in such notice, as the case may be. Synchronica will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension, variation or change and cause the Depositary to mail a copy of any such notice to iseemedia Shareholders as required by applicable securities legislation at their respective addresses appearing in the share register of iseemedia. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. During any extension of the Offer, all iseemedia Shares and iseemedia Warrants previously deposited and not taken up and paid for or withdrawn will remain subject to the Offer and, subject to applicable Law, may be accepted for purchase by Synchronica on or before the Expiry Time in accordance with the terms of the Offer.

An extension of the Expiry Time will not, in and of itself, constitute a waiver by Synchronica of any of its rights under Section 3 of the Offer to Purchase.

Under applicable Canadian securities laws, if there is a variation in the terms of the Offer, the period during which iseemedia Shares and iseemedia Warrants may be deposited under the Offer will not expire for a minimum of 10 days after the notice of variation has been delivered. If, before the Expiry Time, Synchronica in its sole discretion elects to increase the Offered Consideration, such increase will be applicable to all holders whose iseemedia Shares and iseemedia Warrants, as applicable, are taken up under the Offer.

Notwithstanding the foregoing, the Offer may not be extended by Synchronica if all the terms and conditions of such Offer have been complied with, except those waived by Synchronica, unless Synchronica first takes up and pays for all iseemedia Shares and iseemedia Warrants validly deposited under the Offer and not withdrawn.

7. Changes in Capitalization of iseemedia; Dividends and Distributions; Liens

If, on or after the date of the Offer, iseemedia should divide, combine, reclassify, consolidate, convert or otherwise change any of the iseemedia Shares, the iseemedia Warrants, or its capitalization, or should disclose that it has taken or intends to take any such action, then Synchronica may, in its sole discretion and without prejudice to its rights under Section 3 of the Offer to Purchase, "Conditions to the Offer", make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the Offered Consideration, the number of Synchronica Shares and warrants exercisable for Synchronica Shares to be issued or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor).

iseemedia Shares and iseemedia Warrants acquired pursuant to the Offer will be transferred by the holders of such securities and acquired by Synchronica, free and clear of all liens, restrictions, charges, encumbrances, security interests, claims and equities or rights of others of any nature or kind whatsoever and together with all rights and benefits arising there from, including (subject to the payment of dividends as described above) the right to all other securities which may be declared, paid, issued, accrued, distributed, made or transferred on or after the date of the Offer in respect of the iseemedia Shares or iseemedia Warrants, as applicable.

8. Right to Withdraw Deposited iseemedia Shares and iseemedia Warrants

Except as otherwise provided in this Section 8, all deposits of iseemedia Shares and iseemedia Warrants under the Offer are irrevocable. iseemedia Shares and iseemedia Warrants may be withdrawn by or on behalf of a depositing iseemedia Shareholder or iseemedia Warrantholder, as applicable (unless otherwise required or permitted by applicable Law):

(a) at any time when the iseemedia Shares or iseemedia Warrants, as applicable, have not been taken up by Synchronica;

(b) at any time before the expiration of 10 days from the date upon which either:

i. a notice of change relating to a change which has occurred in the information contained in the Offer to Purchase and Circular, each as amended from time to time, which change is one that would reasonably be expected to affect the decision of a iseemedia Shareholder to accept or reject the Offer (other than a change that is not within the control of Synchronica) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

ii. a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the iseemedia Shares or iseemedia Warrants under the Offer where the time for deposit is not extended for a period greater than 10 days);

is mailed, delivered or otherwise properly communicated, but only if such deposited iseemedia Shares or iseemedia Warrants, as applicable, have not been taken up by Synchronica at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities; or

(c) if the iseemedia Shareholder's iseemedia Shares, or the iseemedia Warrantholder' iseemedia Warrants, as applicable, have not been paid for by Synchronica within three business days after having been taken up.

If Synchronica waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in paragraph (b)(ii) above are applicable, the Offer shall be extended without Synchronica first taking up iseemedia Shares or iseemedia Warrants that are subject to the rights of withdrawal.

A notice of withdrawal of deposited iseemedia Shares or iseemedia Warrants must:

(a) be made by a method that provides the Depositary with a written or printed copy of such notice (which includes a telegraphic or electronic facsimile communication);

(b) be made by or on behalf of the depositing iseemedia Shareholder, or iseemedia Warrantholder, as applicable;

(c) be signed by or on behalf of the Person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the iseemedia Shares or iseemedia Warrants, as applicable, being withdrawn;

(d) specify that Person's name, the number of iseemedia Shares or iseemedia Warrants, as applicable, to be withdrawn, the name of the registered holder of the iseemedia Shares or iseemedia Warrants, as applicable, to be withdrawn, and the certificate number shown on each certificate evidencing the iseemedia Shares or iseemedia Warrants, as applicable, to be withdrawn; and

(e) actually be received by the Depositary at the place of deposit within the applicable time specified above.

In addition, any signature in the withdrawal notice must be guaranteed in the same manner as in the Letter of Transmittal or Notice of Guaranteed Delivery, except where the iseemedia Shares or iseemedia Warrants were deposited for the account of an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal.

Withdrawals may not be rescinded and any iseemedia Shares or iseemedia Warrants withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn iseemedia Shares and iseemedia Warrants may be redeposited at any time before the Expiry Time by again following one of the procedures described in Sections 4 and 5 of the Offer to Purchase.

If Synchronica is delayed in taking up or paying for iseemedia Shares or iseemedia Warrants, or is unable to take up or pay for iseemedia Shares or iseemedia Warrants, for any reason, then, without prejudice to Synchronica's other rights, iseemedia Shares and iseemedia Warrants may not be withdrawn except to the extent that depositing iseemedia Shareholders and depositing holders of iseemedia Warrants are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable Laws.

In addition to the foregoing rights of withdrawal, iseemedia Shareholders in certain provinces and territories of Canada are entitled to statutory rights of rescission or damages or both in certain circumstances. See Section 18 of the Circular, "iseemedia Shareholders' Statutory Rights".

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by Synchronica in its sole discretion and such determinations will be final and binding. None of Synchronica, the Depositary, or any other Person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notice.

9. Return of Withdrawn iseemedia Shares and iseemedia Warrants

If any deposited iseemedia Shares or iseemedia Warrants are not taken up by Synchronica pursuant to the terms and conditions of the Offer for any reason, the iseemedia Shares or iseemedia Warrants that are not purchased will be returned, at the expense of Synchronica, to the depositing iseemedia Shareholder or iseemedia Warrantholder, as applicable, by first class registered mail to the address of the depositing iseemedia Shareholder or iseemedia Warrantholder, as applicable, specified in the Letter of Transmittal or, if no such address is specified, to the address of such iseemedia Shareholder or iseemedia Warrantholder, as applicable, as shown on the share register or warrant register, as applicable, maintained by or on behalf of iseemedia. Certificates and other relevant documents will be returned as promptly as practicable following the Expiry Time or withdrawal or early termination of the Offer.

10. Mail Service Interruption

Notwithstanding the provisions of the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, share certificates, warrant certificates and any other relevant documents will not be mailed if Synchronica determines that delivery thereof by mail may be delayed. A person entitled to share certificates, warrant certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the iseemedia Shares or iseemedia Warrants were delivered, upon application to the Depositary, until such time as Synchronica has determined that delivery by mail will no longer be delayed. Notwithstanding Section 11 of the Offer to Purchase, the deposit of share certificates, warrant certificates and any other relevant documents with the Depositary in such circumstance will constitute delivery to the persons entitled thereto and the iseemedia Shares and iseemedia Warrants will be deemed to have been paid for immediately upon such deposit. Notice of any determination regarding mail service delay or interruption made by Synchronica will be given in accordance with Section 11 of the Offer to Purchase.

11. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which Synchronica or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to iseemedia Shareholders if it is mailed by prepaid, first class mail to the registered holders of such securities at their respective addresses appearing in the appropriate registers maintained by iseemedia and will be deemed, unless otherwise specified by applicable Law, to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more iseemedia Shareholders and notwithstanding any interruption of mail service in Canada following mailing. In the event of any interruption of mail service in Canada, Synchronica intends to make reasonable efforts to disseminate the notice by other means such as publication. In the event that post offices are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which Synchronica or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by iseemedia Shareholders if it is given to the TSXV for dissemination through its facilities or if it is published in a newspaper or newspapers of general circulation in Toronto or if it is given to Canada NewsWire.

Unless post offices are not open for the deposit of mail, the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered iseemedia Shareholders. In addition, Synchronica will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the securityholder list, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial owners of iseemedia Shares when such list or listing is received.

Wherever the Offer to Purchase calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been received at the office specified in the Letter of Transmittal.

12. General

The method of delivery of certificates representing iseemedia Shares, iseemedia Warrants and all other documents is at the option and risk of each iseemedia Shareholder and iseemedia Warrantholder and delivery will be effective only when such documents are actually received by the Depositary. Synchronica recommends that certificates and accompanying Letters of Transmittal be delivered by hand to the Depositary and that a receipt be obtained for their deposit. If the documents are mailed, Synchronica recommends that registered mail with return receipt or acknowledgement of receipt be used.

iseemedia Shareholders and holders of iseemedia Warrants whose iseemedia Shares or iseemedia Warrants, as applicable, are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those iseemedia Shares or iseemedia Warrants, as applicable, under the Offer.

No fee or commission will be payable by an iseemedia Shareholder or iseemedia Warrantholder who delivers iseemedia Shares directly to the Depositary.

Synchronica reserves the right to permit an iseemedia Shareholder or iseemedia Warrantholder to accept the Offer in a manner other than as set out above.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any iseemedia Shares and iseemedia Warrants deposited under the Offer, including the propriety and effect of the execution of the Letter of Transmittal, will be determined by Synchronica in its sole discretion, and depositing holders of iseemedia Shares and iseemedia Warrants agree that such determination will be final and binding. Synchronica reserves the absolute right to reject any and all deposits which it determines not to be in proper form, or which, in the opinion of counsel, it may be unlawful to accept under the Laws of any jurisdiction. Synchronica's interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding. Synchronica reserves the absolute right to waive any defects or irregularities in the deposit of any iseemedia Shares or iseemedia Warrants. There will be no obligation on Synchronica, the Depositary, or any other Person to give notice of any defect or irregularity in acceptance and no liability will be incurred by any of them to any Person for failure to give such notice.

The deposit of iseemedia Shares and iseemedia Warrants pursuant to the procedures described in this Offer to Purchase will constitute a binding agreement between the depositing iseemedia Shareholder or iseemedia Warrantholder, as applicable, and Synchronica and such agreement will be subject to the conditions of the Offer and include representations and warranties of the depositing iseemedia Shareholder or iseemedia Warrantholder, as applicable, that: (i) such Person has full power and authority to deposit, sell, assign and transfer the iseemedia Shares or iseemedia Warrants, as applicable, being deposited; (ii) such Person owns the iseemedia Shares or iseemedia Warrants, as applicable, being deposited; (iii) the deposit of such iseemedia Shares or iseemedia Warrants, as applicable, complies with applicable securities Laws; and (iv) when such iseemedia Shares or iseemedia Warrants, as applicable, are taken up and paid for by Synchronica, in accordance with the Offer, Synchronica will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities.

13. Market Purchases

Synchronica reserves the right to acquire, or to cause an affiliate to acquire, beneficial ownership of iseemedia Shares by making purchases through the facilities of the TSXV, subject to applicable Laws, prior to the Expiry Time. In no event will Synchronica make any such purchases of iseemedia Shares until the third business day following the date of the Offer. The aggregate number of iseemedia Shares acquired by Synchronica through the facilities of the TSXV during the course of the Offer shall not exceed 5% of the outstanding iseemedia Shares as of the date of the Offer, and Synchronica will issue and file a news release forthwith after the close of business of the TSXV on each day on which the iseemedia Shares have been purchased. If Synchronica purchases iseemedia Shares through the facilities of the TSXV while the Offer is outstanding, the iseemedia Shares so purchased will be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

Although Synchronica has no present intention to sell iseemedia Shares or iseemedia Warrants taken up under the Offer, subject to applicable Laws and the terms of the iseemedia Warrants, it reserves the right to enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such iseemedia Shares or iseemedia Warrants after the Expiry Time.

For the purposes of this Section, the term "Synchronica" includes Synchronica and any person acting jointly or in concert with Synchronica.

14. Other Terms of the Offer

No broker, dealer or other Person has been authorized to give any information or to make any representation or warranty on behalf of Synchronica other than as contained in the Offer to Purchase and Circular and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized.

The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer to Purchase, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer to Purchase.

Synchronica reserves the right to transfer or assign to one or more of its affiliates the right to purchase all or any portion of the iseemedia Shares or iseemedia Warrants deposited pursuant to the Offer.

The Offer and all contracts resulting from the acceptance thereof will be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

This document does not constitute an offer to sell or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor is the document being mailed to, nor will deposits be accepted from or on behalf of, iseemedia Shareholders or iseemedia Warrantholders residing in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction.

The Offer, together with the documents forming part of the Offer, constitute the take-over bid circular required under applicable Canadian securities legislation with respect to the Offer. iseemedia Shareholders and iseemedia Warrantholders are urged to refer to the accompanying Circular for additional information relating to the Offer. Synchronica, in its sole discretion, shall be entitled to make a final and binding determination on all questions relating to the Offer, the Circular, the Letters of Transmittal, the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of the withdrawal of any iseemedia Shares and iseemedia Warrants.

Dated: July 22, 2010

SYNCHRONICA PLC

(Signed)

Carsten Brinkschulte, Chief Executive Officer

CIRCULAR

This Circular is supplied by Synchronica plc with respect to the accompanying Offer to Purchase. The terms and provisions of the Offer to Purchase are incorporated into and form part of this Circular and iseemedia Shareholders should refer to the Offer to Purchase for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. The Schedules, Appendices and Enclosures referred to in the Table of Contents are also incorporated into and form part of this Circular.

Capitalized words and terms used in this Circular but not defined herein will have the meanings given to them above under the heading "Definitions" in the Offer to Purchase.

1. Synchronica plc

A. Overview of Synchronica

Synchronica is a leading developer of next-generation mobile messaging solutions based on open industry standards. The product portfolio includes the flagship product Mobile Gateway, providing push email, synchronization, instant messaging (IM), backup and restore, and mobile connectivity to social networks. Synchronica's products are white-labeled for sale under the brand identities of mobile operators in emerging and developed markets, which allows them to provide mass market messaging services, increase data revenues and reduce customer churn.

Synchronica Mobile Gateway provides a unique e-mail and messaging gateway that combines multiple communication protocols, including Push IMAP, SyncML (OMA DS), ActiveSync, Email to MMS, and Email to SMS, in order to deliver push email and synchronization to any mobile phone currently in the market, without requiring additional client software to be downloaded to the device. Expanding Instant Messaging (IM) to mobile devices, Mobile Gateway establishes carrier-branded IM communities, using the industry standard XMPP communication protocol and provides gateways to popular internet IM communities, connecting any handset enabled for the OMA IMPS communication protocol.

Headquartered in England, Synchronica also maintains a development center in Germany and in the Philippines in addition to a regional presence in the USA, Hong Kong, Spain and Dubai. Synchronica is a public company traded on AIM under the trading symbol "SYNC.L".

B. Corporate Structure of Synchronica

The intercorporate relationships among Synchronica and its wholly-owned subsidiaries are described in the table below.

Name	Place of Incorporation	% of Securities Owned, Controlled or Directed by Synchronica
Synchronica Software GmbH	Germany	100%
Synchronica America Limited	England and Wales	100%
AxisMobile Limited	Israel	100%
Synchronica Philippines Inc.	Philippines	100%
Project Robin II Ltd	England and Wales	100%

The relationships between Synchronica and its subsidiaries will not be affected by the Offer.

C. Synchronica's Products and Services

Synchronica's product portfolio consists of the following offerings:

Mobile Gateway

Mobile Gateway 5 provides clientless push email and synchronization, Instant Messaging, social networking, and access to web feeds to any mobile phone. Using a range of industry standards, Mobile Gateway delivers a communication experience that automatically adapts to the end user's type of handset. Mobile Gateway provides next-generation mobile messaging from high-end smartphones to mid-tier feature phones, and even on basic entry-level handsets. Mobile Gateway combines industry standard e-mail and messaging protocols to deliver mobile messaging services to any mobile phone in use today, including Lemonade Profile, IMAP IDLE, ActiveSync, OMA EMN, and OMA IMPS for devices that feature native messaging clients, and e-mail to SMS, e-mail to MMS, and WAP Push for entry-level phones. This product is offered to mobile operators and device manufacturers.

Mobile Backup

Synchronica's Mobile Backup product is designed to insure against the loss of data stored on mobile phones. Users can sign up for the service using an ordinary internet web browser, a WAP interface on their mobile devices, or by sending an SMS text message from their mobile devices. Mobile Backup combines the industry standard OMA CP and SyncML (OMA DS) specifications to allow easy, hassle-free setup of wireless backup and restoration of personal information. This product is offered to mobile operators and device manufacturers.

MessagePhone

MessagePhone is a family of affordable mobile devices which has been developed in collaboration with Brightstar, the world's largest wireless device distributor and KCM, a leading Korean device manufacture. The device has been optimized for and is bundled with Synchronica's Mobile Gateway providing messaging and synchronization services. MessagePhone combines mobile email, instant messaging, social networking, and web browsing together in a low-cost device specifically targeted at emerging markets. Fully adaptable to operator branding requirements, MessagePhone is a true messaging-oriented handset at a lower cost than similar, high-end smartphones. This product is offered to mobile operators.

Professional Services Offering

Synchronica strives to provide comprehensive professional services to supplement the full life cycle of Synchronica's software products, from installation, deployment, and configuration to systems integration, as well as customer-specific feature enhancement and feature addition.

All professional services offered by Synchronica are tightly managed by a dedicated and experienced team of project managers with a strong technical and process-oriented background.

The professional services team includes experienced systems engineers, dedicated software project developers, and deployment specialists who are fully knowledgeable of Synchronica's products and who closely liaise with product development and quality assurance, thus making sure that any client-specific development and service is delivered in the same high quality as Synchronica's generic software products.

Training

Synchronica provides a range of user, support staff and administrator training both for partners and resellers, as well as customers. As training needs vary from customer to customer, Synchronica limits this service to individualized training packages provided upon request.

For further information on Synchronica's product portfolio, please visit synchronica.com/products.

D. Share Capital of Synchronica

The share capital of Synchronica consists of ordinary shares without restrictions on transfer. As of July 19, 2010, 839,619,249 ordinary shares were issued and outstanding. In addition, in connection with Synchronica's agreement to acquire certain assets from Colibria AS of Norway (those assets comprising Colibria's Instant Messaging and Presence Service (IMPS) business), Synchronica has agreed to and expects to issue a further 72,072,072 ordinary shares when Synchronica takes up and pays for any securities deposited under the Offer, all conditions to the transaction having been satisfied).

The holders of ordinary shares in Synchronica:

(1) have equal ratable rights to dividends and other distributions if and when declared, paid or made on the ordinary share capital of Synchronica;

(2) are entitled to share ratably in all of the assets of Synchronica available for distribution to holders of ordinary shares upon the liquidation, dissolution or winding up of the affairs of Synchronica;

(3) do not have preemptive rights on transfer, subscription or conversion rights, or redemption or sinking fund provisions;

(4) are entitled to one (non-cumulative) vote per share on all matters on which shareholders may vote;

(5) are generally able, provided that the shares are fully paid and that no lien attaches to the shares, to transfer their shares without restriction (there are no pre-emption rights in relation to share transfers), subject to the provisions of the AIM rules which restrict directors of Synchronica and applicable employees from dealing in shares during certain periods; and

(6) are not required to contribute additional capital to Synchronica.

The rights attaching to the ordinary shares are contained in the articles of association of Synchronica combined with the relevant statutory provisions of the Companies Act 2006, which would normally include preemption rights when Synchronica proposes to issue shares. The Synchronica Shares to be issued to the iseemedia Shareholders, and the Synchronica Shares to be issued upon the exercise of the warrants for Synchronica Shares issued to iseemedia Warrantholders, will rank equally in all respects with the existing Synchronica Shares.

The directors of Synchronica require the appropriate authority of the shareholders to issue additional ordinary shares in the capital of Synchronica and this authority will, in relation to the Synchronica Shares to be issued to the iseemedia Shareholders, also require the statutory preemption provisions contained in the Companies Act 2006 to be waived at a general meeting of Synchronica's shareholders. Synchronica expects to call and hold this meeting by August 15, 2010. (See Section 3 of the Offer to Purchase, "Conditions to the Offer").

Assuming that:

(1) all of the iseemedia Shares that are issued and outstanding as of the date of this Offer to Purchase are tendered;

(2) all iseemedia Options that are outstanding on date of this Offer to Purchase and exercisable for $0.09 per iseemedia Share or less are exercised and the iseemedia Shares issued upon exercise of those Options are tendered to the Offer;

(3) no iseemedia Warrants outstanding as at the date of this Offer to Purchase are exercised, such that no iseemedia Shares are issued upon the exercise of those iseemedia Warrants and tendered to the Offer;

(4) a 10% finder's fee that is due after completion of the Offer if all iseemedia Shares are tendered to the Offer, which for the purposes of this Offer we assumed was paid in iseemedia Shares, all of which were issued at the Expiry Date and tendered to the Offer;

(5) no additional iseemedia Shares have been or are issued after the date of this Offer to Purchase other than from the exercise of iseemedia Options noted in paragraph (2) above and the Financing noted in paragraphs (7) and (8) below;

(6) all 8,498,750 iseemedia Warrants outstanding as the date of this Offer to Purchase are tendered to the Offer;

(7) Subscription Receipts for gross proceeds of $7,000,000 are sold in the Financing, such that on the Effective Date 77,777,777 iseemedia Shares and 77,777,777 iseemedia Warrants issued in the Financing are tendered to the Offer;

(8) a total of 1,334,000 iseemedia Shares are issued in payment of commission to one or more agents in respect of the Financing, as well as broker warrants (exercisable for units at $0.09 per unit, each unit comprised of one iseemedia Share and one iseemedia Warrant) that, if fully exercised, would result in 12,000,000 iseemedia Shares being issued, which for the purposes of this Offer we assume are all tendered to the Offer; and

(9) we take up and pay for all iseemedia Shares described in paragraphs (1), (2), (3) (7) and (8) above as tendered, as well as all iseemedia Warrants and broker warrants described in paragraphs (6), (7) and (8) above as tendered.

at the closing of the Offer we will issue approximately 630,107,660 Synchronica Shares, including 318,820,461 Synchronica Shares that would be issued at the closing of the Offer in connection with the Financing (assuming the Financing is for gross proceeds of $7 million), and Synchronica Warrants and broker warrants that, if fully exercise, would result in the issuance of 396,054,404 Synchronica Shares.

The Synchronica Warrants issued in exchange for iseemedia Warrants that are outstanding on the date of this of the Offer would be exercisable until December 11, 2011 at £0.0515 per Synchronica Share (equivalent to $0.0794 applying an exchange ratio of £0.64803=$1.00). On a post-consolidation basis, those Synchronica Warrants would be exercisable at £0.7718 per Synchronica Share (equivalent to $1.1911 applying an exchange ratio of £0.64803=$1.00).

The Synchronica Warrants issued in exchange for iseemedia Warrants that are issued in the Financing, including upon exercise of the broker warrants, would be exercisable for 36 months at £0.0193 per Synchronica Share (equivalent to $0.0298 applying an exchange ratio of £0.64803=$1.00). On a post-consolidation basis, those Synchronica Warrants would be exercisable at £0.2894 per Synchronica Share (equivalent to $0.4467 applying an exchange ratio of £0.64803=$1.00).

E. Dividends or Distributions

Synchronica has not declared any cash dividends or distribution with respect to the Synchronica Shares in the three most recently completed financial years and its current financial year. There are no restrictions that would prevent Synchronica from paying dividends or distribution, other than applicable Laws. Synchronica has not adopted, nor does it currently intend to adopt, a dividend or distribution policy.

F. Options to Purchase Securities

Option Issuer	Option Holder Group	Class and No. of Options Held (or to be Held Upon Completion of the Distribution)	Exercise or Base Price (£)	Market Value of Securities Underlying Options on Date of Grant (£)	Current Market Value of Securities Underlying Options[1] (£)	Expiry Date
Synchronica plc	Present and past executive officers, including 5 individuals	2,975,812 options for ordinary shares	0.08	139,025	26,067	Feb. 22, 2013
		1,177,000 options for ordinary shares	0.1175	138,298	17,665	April 27, 2012
		400,000 options for ordinary shares	0.27	108,000	6,000	Dec. 21, 2011
		27,149,240 options for ordinary shares	0.0288	780,541	407,239	Aug. 13, 2014
		6,260,000 options for ordinary shares	0.0375	234,750	93,900	Oct. 6, 2013
	Present and past directors (not including executive officers), including 2 individuals	750,002 options for ordinary shares	0.08	60,000	11,250	Feb. 21, 2017
	Employees and past employees	12,600,000 options for ordinary shares	0.02875	362,250	189,000	Aug. 13, 2014
		5,766,000 options for ordinary shares	0.0375	216,225	86,490	Oct. 6, 2013
		50,000 options for ordinary shares	0.0725	3,625	750	Oct. 1, 2012
		300,000 options for ordinary shares	0.0775	23,250	4,500	Sept. 3, 2012
		1,844,506 options for ordinary shares	0.08	147,560	27,668	Feb. 22, 2012
		200,000 options for ordinary shares	0.1175	23,500	3,000	April 27, 2012
		150,000 options for ordinary shares	0.15	22,500	2,250	Aug. 14, 2011
		50,000 options for ordinary shares	0.27	13,500	750	Dec. 21, 2011
		18,491 options for ordinary shares	0.488	9,024	277	Feb. 27, 2011

		3,394 options for ordinary shares	3.335	11,319	51	May 10, 2012
	Consultants	Nil	N/A	Nil	Nil	N/A
	Any other person or company, excluding warrant holders	Nil	N/A	Nil	Nil	N/A
Subsidiaries of Synchronica plc	Present and past executive officers (excluding past and present executive officers of Synchronica plc)	Nil	N/A	Nil	Nil	N/A
	Present and past directors (excluding past and present executive officers of Synchronica plc)	Nil	N/A	Nil	Nil	N/A
	Employees and past employees	Nil	N/A	Nil	Nil	N/A
	Consultants	Nil	N/A	Nil	Nil	N/A
	Any other person or company, excluding warrant holders	Nil	N/A	Nil	Nil	N/A

(1) Applying a price of £0.015/share, the closing bid price for the Synchronica Shares on July 9, 2010.

G. Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer

None of the Synchronica Shares are held, to the knowledge of Synchronica, in escrow or are subject to a contractual restriction on transfer.

H. Principal Securityholders and Selling Securityholders

As of July 19, 2010, there are a total of 839,618,249 ordinary shares of Synchronica issued and outstanding. The following table shows, as at July 19, 2010, each person who is known to Synchronica or its directors and officers to own, beneficially or of record, directly or indirectly, or to exercise control or direction over, more than 10% of Synchronica's outstanding ordinary shares:

NAME OF SHAREHOLDER	NATURE OF OWNERSHIP	NUMBER OF ORDINARY SHARES HELD	PERCENTAGE OF CLASS PRIOR TO CLOSING[1]	PERCENTAGE OF CLASS UPON CLOSING[2]
Lanstead Capital L.P.	Beneficial Owner	103,036,692	12.3%	8.39%

(1) Prior to Synchronica's issuance of any ordinary shares of Synchronica in exchange for all iseemedia Shares pursuant to the Offer. On a fully diluted basis (reflecting 839,619,249 ordinary shares, warrants exercisable for 38,850,000 ordinary shares and options exercisable for 59,244,443 ordinary shares outstanding), the shareholder would hold 10.9% of the ordinary shares of Synchronica.

(2) Assuming 630,107,660 ordinary shares of Synchronica are issued on the completion of the Offer. On a fully diluted basis (reflecting 1,541,798,981 ordinary shares, and options and warrants exercisable for 494,148,847 ordinary shares, the shareholder would hold 5.1% of the ordinary shares of Synchronica).

I. Synchronica's Directors and Executive Officers

Name, Occupation and Security Holding

The following table sets out the name, position and place of residence of each director or executive officer of Synchronica, as well as the date he or she was appointed, the expiry of his or her term, the number and percentage of Synchronica shares he or she owns, controls or directs and membership on any committees of Synchronica's Board of Directors.

The table is followed by a narrative description of each director and executive officer's background and experience, including his or her principal occupation currently (if an officer of a person or company other than Synchronica) or during the five preceding years.

Name and position of director or executive officer	Place of residence	Date director or executive officer appointed	Expiry of term as director	Ordinary shares beneficially owned or under control or direction	Percentage of the outstanding ordinary shares	Committee (if any)
Carsten Brinkschulte, Chief Executive Officer and Director [1]	United Kingdom	Oct. 3, 2005	2011 Annual General Meeting[2]	2,617,676	0.3%	None
Angus Dent, Chief Financial Officer and Director	United Kingdom	April 18, 2006	2010 Annual General Meeting[2]	2,200,000	0.3%	None
Nicole Meissner, Chief Operating Officer[1]	United Kingdom	Oct. 3, 2005	N/A[2]	144,461	0.017%	None
Kim Hartlev, Chief Technical Officer	United Kingdom	Aug. 14, 2006	N/A[2]	125,000	0.015%	None
Patric Olenczak, Chief Sales Officer – Devices	United Kingdom	July 24, 2008	N/A[2]	None	--	None
John Turtle, Chief Sales Officer – Software	United Kingdom	Nov. 2, 2009	N/A[2]	None	--	None
David A. Mason, Director (Chairman)	United Kingdom	April 27, 2007 (Non-Executive Chairman since Aug. 24, 2007)	2010 Annual General Meeting	284,008	0.02%	Audit Committee and Remuneration Committee
Michael Jackson, Director	United Kingdom	Nov. 18, 2009	2011 Annual General Meeting	1,000,000	0.1%	Audit Committee and Remuneration Committee

(1) Mr. Brinkschulte and Ms. Meissner are spouses of one another.

(2) The executive directors and officers are employed pursuant to 6-month rolling contracts, with no expiry date contained in the contracts as such.

Carsten Brinkschulte - Chief Executive Officer

Carsten has extensive experience as an entrepreneur in the mobile technology sector. He has been employed by a number of large companies, such as SAP and Apple, as well as with technology-based startups. Carsten co-founded Synchronica Software GmbH, now Synchronica, in January 2004, and led

Synchronica through successful rebranding, acquisitions and sales. Carsten is responsible for defining Synchronica's overall corporate and product strategy. In addition to this, he oversees global sales and business development strategy, and guides the efforts of Synchronica's sales and pre-sales teams.

Before founding Synchronica, Carsten co-founded Weblicon Technologies AG in 2000, which focused on development and licensing of Personal Information Management (PIM) for operators, portals and ISPs, and Centure Software in 1988, which focused on development and licensing of PIM software for Apple computer systems.

Under Carsten's leadership, Synchronica has transformed from a professional services business into a product-focused software company, has completed several acquisitions and successfully integrated technologies and staff into a combined corporate structure with a unified product strategy. By joining iseemedia into Carsten's vision of establishing Synchronica as the market leader in next-generation mobile messaging for emerging markets, iseemedia Shareholders will be able to expand the strategic potential and accelerate the commercial success of the iseemedia product they have invested in.

Angus Dent - Chief Financial Officer

Angus has been the CFO and Executive Director of Synchronica since April 18, 2006. Angus joined Synchronica from OneClickHR plc, a leading UK developer and supplier of human resources software where he served as Finance Director, Company Secretary and Executive Director. Angus took a leading role in the initial public offering of OneClickHR on AIM in May 2000 and in successful subsequent fundraisings. He was also involved in establishing OneClickHR's wholly owned development and support base in India and building the business, organically and by acquisition, from a £1 million to £6 million turnover. Prior to joining OneClickHR, Angus qualified as a Chartered Accountant in 1987 with PriceWaterhouseCoopers LLP, and in 1989 he moved to the Kiril Mischeff (KM) Group Ltd., a group of food trading and manufacturing companies, where he rose from Group Accountant to Managing Director.

At Synchronica, Angus is responsible for finance, human resources, legal and contract management and, jointly with Nicole Meissner, handling investor relations. With Angus, iseemedia will gain an experienced finance director with a strong track-record in the software industry who will guarantee a solid execution and accurate financial reporting.

Nicole Meissner - Chief Operating Officer

Nicole co-founded Synchronica Software GmbH, now Synchronica, in January 2004, building it from a two-person operation to an international mobile technology company with five offices and 100+ staff members. Prior to that she served as Vice President, Marketing and Product Management at several IT companies, and developed startups for venture capital and turnaround firms, such as ASDIS Software AG, Peppermint Financial Partners and Econa AG. She formerly worked as Manager, International Press and Investor Relations, at Siemens AG. As Chief Operating Officer, Nicole is responsible for marketing and operational execution and managing the product life cycle. She is also responsible for customer relations, project deliveries, product management, marketing, and public relations. Along with Angus, Nicole handles Synchronica's investor relations.

Nicole will add her drive and experience in product management, international marketing and public relations, generating visibility and international recognition for iseemedia technology as an integral part of the Synchronica portfolio.

Kim Hartlev - Chief Technical Officer

Kim holds a BSc in Engineering from the Aarhus Engineering College, Denmark. He has a strong track record in the mobile device management industry, following six years' experience at Mobilethink in Denmark, a specialist in over-the-air (OTA) mobile device configuration solutions. He is active in the Open Mobile Alliance (OMA), GSMA, and OTAFF industry. Kim is responsible for leading the development team and managing all quality assurance and testing of Synchronica's award-winning products. He is also responsible for overseeing customization work undertaken for key customers, as well as internal IT.

With Kim, iseemedia Shareholders can have confidence that the iseemedia technology will be quickly integrated into the Synchronica product portfolio. He will ensure a consistent and solid implementation of the technological roadmap and lead the amalgamation of the iseemedia engineering team with the Synchronica teams in Germany and the Philippines.

Patric Olenczak - Chief Sales Officer, Devices

Patric joined Synchronica in May 2008 from a mobile instant messaging specialist. He brings with him considerable wireless and technology sales expertise and a track record of success with a strong background in international sales and sales management. He has worked at VP level at a number of market-leading telecommunications technology organizations including Glenayre, OSI, and Bull Integris Telecommunications. Patric is responsible for driving forward the device-related sales, of Synchronica's product portfolio, and overseeing the global device partnership strategy.

With Patric's entrepreneurial sales and strong relationships with international device manufacturers, iseemedia's technology will be applied to device-related use cases in particular iseedocs.

John Turtle - Chief Sales Officer, Software

John joined Synchronica in 2009 from the infrastructure and services vendor Telsis. With a sales focus on Synchronica's software and professional services, John has vast experience in selling complex software solutions to large network operators. He has previously worked at senior sales level for a number of well known software vendors including Nortel Networks and Qualcomm. At Synchronica, John is responsible for driving global software sales, overseeing the partnership and reseller networks, and leading Synchronica's experienced sales and pre-sales teams.

John's experience and track-record in managing international sales teams will provide the scalability and international reach required to exploit the full potential of iseemedia's products.

David A. Mason – Chairman

David is an entrepreneur, chartered electronics engineer, and company director with extensive experience working with both private and publicly listed companies. David has experience within a wide range of industries, and expertise in strategic planning, business planning, team building, outsourcing, raising finance, acquisitions, disposals, and public offerings of securities. He founded the Mason Group in 1993 and built it into a leading independent telecoms/IT consultancy in the UK. David is an Approved Corporate Finance Advisor under the FSA regulations.

Michael Jackson - Non-executive Director

Michael is the founder and Chairman of Elderstreet Investments Ltd. and is known for supporting young, ambitious businesses operating in the technology sector. Having qualified as a chartered accountant, Michael was previously the Chairman of Sage plc, a FTSE 100 group that develops and markets global accounting software.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Michael Jackson was a director of Steve Dudman Plant Limited which was ordered to be wound up compulsorily on October 23, 2000.

Michael Jackson was a director of Travelstore.com Group plc. Travelstore was wound up voluntarily by its members on December 16, 2003. According to the members' voluntary winding up declaration of solvency dated December 16, 2003, Travelstore would be able to pay its debts in full together with interest at the official rate within a period of 12 months from the commencement of the winding up.

Michael Jackson was a director of Medialoom Limited which was wound up by creditors on July 9, 2001.

Michael Jackson was a director of Weyrad Electronics Limited. In January 2000, Weyrad was put in administration. Weyrad was struck off the U.K. register on June 8, 2004 and dissolved on June 15, 2004.

Michael Jackson was a director of Worktops (No 1) Limited. Worktops was wound up voluntarily by its members on June 9, 2003. According to the members' voluntary winding up declaration of solvency dated June 9, 2003, Worktops would be able to pay its debts in full together with interest at the official rate within a period of 12 months from the commencement of the winding up. Worktops was dissolved on December 10, 2003.

Michael Jackson was a director of Interbizz Financial Systems Limited which went into receivership on April 10, 2003.

Michael Jackson was a director of both EU Smart Limited and Wimbledon 123 Limited, which were dissolved via a voluntary strike off on December 5, 2006 and November 20, 2007 respectively.

Conflicts of Interest

There are no existing or potential material conflicts of interest between Synchronica or a subsidiary of Synchronica and a director or officer of Synchronica or a subsidiary of Synchronica.

J. Executive Compensation of Synchronica's Directors and Executive Officers

In this section, the term "Named Executive Officer" ("**NEO**") refers to (i) the Chief Executive Officer, (ii) the Chief Financial Officer, (iii) each of the three most highly compensated executive officers other than the CEO and CFO at the end of the most recently completed financial year whose total compensation for the most recently completed financial year, as set out in the Summary Compensation Table below was, individually, more than $150,000, and (iv) each individual who would be an NEO under item (iii) but for the fact that the individual was neither an executive officer of Synchronica, nor acting in a similar capacity at the end of the most recently completed financial year.

Compensation Discussion and Analysis and Option-Based Awards

The Remuneration Committee, which is made up of the non-executive (independent) directors, determines the remuneration and entitlement to option-based awards for all directors, executive officers and any employee earning more than £50,000 per annum, except for the non-executive (independent) directors who sit on the Remuneration Committee. The remuneration of the non-executive (independent) directors is determined by the NEOs (see the section entitled "Director Compensation" below).

The Remuneration Committee considers the remuneration of NEOs in consultation with finnCap, which is Synchronica's nominated adviser (NOMAD). Issuances of shares and/or options to employees and/or directors are made to encourage and reward long term service to the Company. Thus, awards are made and vest over a three year period, 25% in each of the first two years and 50% in the final year. In granting share-based awards, the Remuneration Committee considers the alignment of shareholders', directors', officers' and employees' interests. Option-based awards do not vest unless pre-defined performance criteria, set in advance by the Remuneration Committee, have been met.

Summary Compensation Table

Name and Principal Position	Year	Salary (£)	Share-based awards (£)[1]	Option based awards (£)[1][2]	Non-equity incentive plan compensation (£)[3]		Pension value (£)	All other comp-pensa-tion (£)[4]	Total compen-sation (£)
					Annual incen-tive plans	Long-term incen-tive plans			
Carsten Brinkschulte, Chief Executive Officer	2009	179,000	Nil	Nil (for 400,000 options)	109,000	Nil	Nil	8,000	296,000
	2008	171,000	Nil	21,660 (for 1,031,877 options)	112,000	Nil	Nil	7,000	290,000
	2007	166,500	Nil	25,445 (for 727,000 options)	46,350	Nil	Nil	5,843	218,690
Angus Dent, Chief Financial Officer	2009	133,673	Nil	Nil	40,236	Nil	Nil	2,298	176,207
	2008	127,000	Nil	14,824 (for 705,925 options)	104,000	Nil	Nil	2,000	155,000
	2007	118,450	Nil	26,250 (for 750,000 options)	35,535	Nil	Nil	443	154,428
Nicole Meissner, Chief Operating Officer	2009	105,000	Nil	175,371 (for 9,230,080 options)	21,000	Nil	Nil	1,000	392,365
	2008	100,000	Nil	32,300 (for 1,700,000 options)	10,000	Nil	Nil	685	110,685
	2007	100,000	Nil	Nil	20,000	Nil	Nil	443	120,443
Kim Hartlev, Chief Technical Officer	2009	105,000	Nil	175,371 (for 9,230,080 options)	21,000	Nil	Nil	443	432,811

	2008	100,000	Nil	32,300 (for 1,700,000 options)	10,000	Nil	Nil	443	110,443
	2007	100,000	Nil	Nil	20,000	Nil	Nil	443	120,443
Patric Olenczak, Chief Sales Officer-Devices	2009	95,000	Nil	165,092 (for 8,689,080 options)	88,000	Nil	Nil	Nil	432,811
	2008	62,359	Nil	54,340 (for 2,860,000 options)	67,135	Nil	Nil	Nil	129,494
John Turtle, Chief Sales Officer Software	2009	16,000	Nil	Nil	Nil	Nil	Nil	Nil	16,000
Sascha Beyer, Chief Sales Officer - Devices	2007	90,000	Nil	Nil[3]	27,500	Nil	Nil	443	117,943

(1) Awards are granted at the mid market closing price as of the trading date immediately prior to the date of the grant. The fair value of awards is determined with reference to the market price of the shares being awarded, or the market price of the shares underlying the options being awarded, and is calculated using the Black Scholes Merton model.

(2) Synchronica has not and, as a rule, does not adjust, amend, cancel, replace or significantly modify options once they have been awarded.

(3) Sascha Beyer was granted options exercisable for 350,000 Synchronica Shares at £0.21 per share in 2007, all of which lapsed due to his termination.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out, for each NEO, the awards outstanding at the end of the most recently completed financial year.

	Option-Based Awards					
Name	**Number of securities underlying unexercised options (#)**	**Option exercise price (£)**	**Option expiration date**	**Value of unexercised in-the-money options (£)**	**Number of shares or units of shares that have not vested (#)**	**Market or payout value of share-based awards that have not vested (£)**
Carsten Brinkschulte, Chief Executive Officer	400,000	0.27	Dec. 2015	Nil	Nil	N/A
	727,000	0.12	May 2017	Nil	Nil	Nil
	1,031,877	0.08	Feb. 2017	Nil	Nil	Nil
Angus Dent, Chief Financial Officer	300,000	0.15	Aug. 2017	Nil	100,000	Nil
	450,000	0.12	May 2017	Nil	Nil	Nil
	705,925	0.08	Feb. 2017	Nil	Nil	Nil
Nicole Meissner, Chief Operating Officer	9,230,080	0.02875	July 2019	Nil	9,230,080	Nil
	1,700,000	0.0375	July 2018	Nil	1,333,333	Nil

Kim Hartlev, Chief Technical Officer	9,230,080 1,700,000	0.02875 0.0375	July 2019 July 2018	Nil Nil	9,230,080 1,133,333	Nil Nil
Patric Olenczak, Chief Sales Officer- Devices	8,689,080 2,860,000	0.02875 0.0375	July 2019 July 2018	Nil Nil	8,689,080 1,906,667	Nil Nil
John Turtle, Chief Sales Officer Software	Nil	Nil	Nil	Nil	Nil	Nil

Incentive Plan Awards – Value Vested or Earned During the Year

The following table discloses, for each NEO, the value of option-based awards vested or earned during 2009.

Name	Option-Based Awards – Value Vested During the Year (£)	Share-based awards – Value vested during the Year (£)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (£)
Carsten Brinkschulte, Chief Executive Officer	586,292	56,597	Nil
Angus Dent, Chief Financial Officer	485,308	51,905	Nil
Nicole Meissner, Chief Operating Officer	566,667	21,250	249,811
Kim Hartlev, Chief Technical Officer	566,667	21,250	249,811
Patric Olenczak, Chief Sales Officer- Devices	953,333	35,750	249,811
John Turtle, Chief Sales Officer Software	Nil	Nil	Nil

All options are exercisable on the basis of one option per ordinary share of Synchronica. In addition, as previously described, all stock options vest over a three-year period, 25% in each of the first two years and 50% in the final year. In granting share-based awards and determining the number of options to be granted, the Remuneration Committee considers the alignment of shareholders', directors', officers' and employees' interests. The exercise price of all outstanding options is in excess of the closing market price of Synchronica's ordinary shares on the date of grant. Option-based awards do not vest unless pre-defined performance criteria, set in advance by the Remuneration Committee, have been met. However, no pre-determined criteria are applied in determining the number of options to be granted, and the determinations of the Remuneration Committee are based on the knowledge and experience of its members with respect to market conditions.

Pension Plan Benefits

Synchronica has no defined benefit, defined contribution, or deferred compensation plans.

Termination and Change of Control Benefits

Upon the occurrence of termination or change of control or an analogous event, the following amounts are payable to each of Carsten Brinkschulte, Angus Dent, Nicole Meissner and Kim Hartlev:

- the full amount of any bonus payable for the year in which termination or change of control or an analogous event occurs; and

- an amount equal to six months' salary, or, if any of the individuals named in this section are released from employment within 12 months of the occurrence of termination or change of control or an analogous event, an amount equal to one year's salary as compensation for loss of office.

Director Compensation

The following table sets out all amounts of compensation provided to the directors of Synchronica for the most recently completed financial year, not including compensation to directors who are also NEOs and whose compensation is fully reflected in the Summary Compensation Table and elsewhere in this Circular.

Name	Fees earned (£)	Share-based awards (£)	Option-based awards (£)	Non-equity incentive plan compensation (£)	Pension value (£)	All other compensation (£)[1]	Total (£)
David Mason	30,000	Nil	Nil	Nil	Nil	Nil	30,000
Robert Mahalski (resigned May 31, 2010)	20,000	Nil	Nil	Nil	Nil	Nil	20,000
Michael Jackson	3,000	Nil	Nil	Nil	Nil	Nil	3,000

The non-executive (independent) directors are not entitled to option-based awards, as it would adversely affect their independence, and the Synchronica Global Share Option Plan does not allow such grants to non-executive (independent) directors.

K. Indebtedness of Synchronica's Directors and Executive Officers

None of Synchronica's directors and executive officers are indebted, either in the aggregate or under a securities purchase or other program, to Synchronica or any of its subsidiaries, or to another entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Synchronica or any of its subsidiaries.

L. Audit Committee

Audit Committee's Charter

Synchronica's audit committee and Board of Directors strive to comply with the Combined Code on Corporate Governance (July 2003). Compliance with this code is required of companies listed on the LSE, but not for companies listed on AIM. However, Synchronica has determined to operate in compliance with the code, and as such abides by its rules with respect to the audit committee and auditor. Those rules are reproduced as Schedule "A" to this document.

Composition of the Audit Committee

The audit committee consists of all non-executive members of Synchronica's Board of Directors, namely David A. Mason (Non-executive Chairman of the Board) and Michael Jackson. Mr. Jackson serves as chair of the audit committee. All of the members of the audit committee are independent and "financially literate" for the purposes of Multilateral Instrument 52-110 "Audit Committees".

Relevant Education and Experience

Each member of the Audit Committee has the ability to perform his responsibilities as an Audit Committee member based on his education and/or experience as summarized below:

Michael Jackson

Michael Jackson is the founder and Chairman of Elderstreet Investments Ltd., a leading venture capital fund manager in the United Kingdom that invests in early stage and development stage businesses in the UK. Having trained and qualified as a chartered accountant, Mr. Jackson was previously the Chairman of Sage plc, the FTSE 100 group that develops and markets global accounting software. Thanks to his experience with Elderstreet Investments Ltd. and its investments in other businesses, his previous role with Sage plc and his qualification as a chartered accountant, Mr. Jackson has an understanding of the accounting principles used by Synchronica in its financial reports, as well as the background and experience required to assess the general application of accounting principles in connection with accounting for estimates, accruals and reserves. In addition, through his previous business and management experience, Mr. Jackson has significant experience with the preparation, auditing, analysis and evaluation of financials statements that are comparable in breadth and complexity to those of Synchronica. In addition, thanks to his role with Sage plc as well as in his oversight of companies in which Elderstreet Investments Ltd. invests, Mr. Jackson understands the importance of internal controls and procedures for financial reporting.

David A. Mason

David Mason is an entrepreneur, chartered electronics engineer, and company director with extensive experience working with both private and publicly listed companies. Mr. Mason has experience within a wide range of industries, and expertise in strategic planning, business planning, team building, outsourcing, raising finance, acquisitions, disposals, and public financings. He founded the Mason Group in 1993 and built it into a leading independent telecom/IT consultancy in the U.K. Mr. Mason is an Approved Corporate Finance Advisor under the FSA regulations. Through his time and experience with the Mason Group and his experience other public companies, Mr. Mason has gained an understanding of the accounting principles used by Synchronica in its financial reports, as well as the background and experience required to assess the general application of accounting principles in connection with accounting for estimates, accruals and reserves. In addition, through his previous business and management experience, Mr. Mason has significant experience with the preparation, auditing, analysis and evaluation of financials statements that are comparable in breadth and complexity to those of Synchronica. In addition, thanks to his role with the Mason Group and with other public companies, Mr. Mason understands the importance of internal controls and procedures for financial reporting.

Please also find more detailed education and/or experience summary for each member of the audit committee in the Section I above.

Audit Committee Oversight

Since January 1, 2009, every recommendation of the audit committee to nominate or compensate an external auditor was adopted by the board.

Reliance on Certain Exemptions

During Synchronica's most recently completed financial year, Synchronica has not relied on the exemption contained in section 2.4 of National Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (By Category)

	Year ended December 31, 2009	Year ended December 31, 2008
Audit Fees[1]	£119,000	£59,000
Audit Related Fees[2]	-	-
Tax Fees[3]	£11,000	£37,000
All Other Fees[4]	£88,000	£7,000

(1) Aggregate fees billed for services provided in auditing Synchronica's annual financial statements.

(2) Aggregate fees not included in "audit fees" that are billed by the auditors for the assurance and related services that are reasonably related to the performance of the audit or review of Synchronica's statements or as related to a prospectus.

(3) Aggregate fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.

(4) Aggregate fees billed by the auditors for products and services not included in the foregoing categories.

Exemption

The Company is relying upon the exemption in section 6.1 of National Instrument 52-110 from the requirement under section 3.1(1) of that instrument to have an audit committee comprised of three members.

M. Corporate Governance

National Instrument 58-101 provides that a director is independent if he or she has no direct or indirect material relationship with the issuer. A "material relationship" is defined as a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with such member's independent judgment.

Board of Directors

The Board of Directors of Synchronica currently consists of four directors. Two of those directors are also full-time executives of Synchronica and are not considered independent directors. The Company feels that the current composition of its Board of Directors (including the service of two highly qualified non-executive (independent) directors) provides Synchronica with adequate independent oversight, considering the size of Synchronica and the extent of its operations.

Directorships

Michael Jackson, a non-executive (independent) director, is also a director of Sage plc, an LSE listed company. None of the other directors of Synchronica are presently directors of other reporting issuers (or the equivalent).

Orientation and Continuing Education

When new members are elected or appointed to the Board of Directors, the Board of Directors provides each new member of the Board of Directors with an overview of the business and operations of

Synchronica, and the current issues affecting Synchronica, to ensure that its members are able to make informed decisions regarding Synchronica.

Although Synchronica does not provide formal training programs to its directors, the Board of Directors encourages directors to participate in continuing education programs. In addition, members of the Board of Directors are often provided with notices and other correspondence from counsel and other advisors which report on developments affecting corporate and securities law matters and governance generally.

Ethical Business Conduct

The Board of Directors works with management of Synchronica to ensure that business of Synchronica is conducted in an ethical manner. The Board of Directors encourages management to communicate any concerns regarding the conduct of Synchronica's business to the Board of Directors.

In the normal course, transactions and initiatives that are material to the development and success of Synchronica's business are reviewed by the Board of Directors.

Nomination of Directors

The Board of Directors is responsible for selecting suitable candidates to hold office as a director. Both executive and non-executive (independent) directors are required to retire by rotation in accordance with the Articles of Association of Synchronica, and re-appointment is subject to confirmation by shareholders at the Annual General Meeting. Given its size, the Board does not consider it necessary to establish a Nominations Committee.

Directors are identified and recruited by the existing Board of Directors members through contacts and relationships in the industry. New candidates are screened and interviewed and their qualifications considered. A short list is prepared and reviewed by the Board of Directors. Upon approval by the Board of Directors, the Board of Directors nominates the proposed director to the Board of Directors.

Compensation

Compensation of management and Synchronica's directors is determined by the Remuneration Committee of the Board of Directors. All non-executive directors serve on the Remuneration Committee, which is chaired by Michael Jackson. This committee is responsible for determining the remuneration, contract terms and other benefits of the officers of Synchronica and all other employees where the proposed annual salary is in excess of £50,000. Compensation is determined by reference to the market and competitive conditions, as well as the personal contribution of each individual to Synchronica.

Assessments

The Board of Directors assesses, on an annual basis, the contribution of each member of the Board of Directors as well as the Board of Directors' performance as a group, in order to determine whether the Board of Directors is functioning effectively.

N. Plan of Distribution – Listing Application

Synchronica intends to apply to list the securities distributed in connection with the Offer on the TSXV. Listing will be subject to Synchronica fulfilling all the listing requirements of the TSXV.

O. Promoters

Carsten Brinkschulte and Nicole Meissner may be considered promoters of Synchronica, as persons who may have taken the initiative in founding, organizing or substantially reorganizing the business of Synchronica. Information concerning these individuals can be found under items "I", "J" and "K" of this section.

P. Legal Proceedings and Regulatory Actions

Synchronica has not been since the beginning of the most recently completed financial year, and is not currently, a party to any legal proceedings, nor has any of its property been, or currently is, the subject of any legal proceedings since the beginning of the most recently completed financial year, nor does Synchronica know whether any such legal proceedings are contemplated.

Synchronica has not been, and is not currently the subject of any regulatory actions, including (i) any penalties or sanctions imposed against Synchronica by a court relating to provincial and territorial securities legislation or by a securities regulatory authority within the three years immediately preceding the date of this Circular, (ii) any other penalties or sanctions imposed by a court or regulatory body that would be necessary for this Offer to Purchase and Circular to contain full, true and plan disclosure of all material facts relating to the securities being distributed, or (iii) settlement agreements entered into before a court relating to provincial and territorial securities legislation or by a securities regulatory authority within the three years immediately preceding the date of this Circular.

Q. Interests of Management and Others in Material Transactions

No (i) director or executive officer of Synchronica, (ii) person or company that beneficially owns, controls or directs, directly or indirectly, more than 10 percent of any class or series of outstanding voting securities of Synchronica, or (iii) associate or affiliate of any person or company referred to in (i) or (ii) above has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Synchronica.

R. Auditors, Transfer Agents and Registrars

Synchronica's auditor is BDO LLP, 2nd Floor, 2 City Place, Beehive Ring Road, Gatwick, West Sussex, United Kingdom, RH6 0PA, who are regulated for audit work by, and is a member of the Institute of Chartered Accountants in England and Wales. Save for the information referred to in the auditor's report included in this document, there is no other information in this document that has been audited by statutory auditors.

Synchronica's registrar for the Synchronica Shares is Capita Registrars Limited, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, United Kingdom.

S. Material Contracts

The particulars of the material contracts that Synchronica entered into since the beginning of January 1, 2009, or the material contracts that Synchronica entered into prior to January 1, 2009 and which are still in effect, are as follows:

Lanstead Capital L.P.

On April 6, 2010, Synchronica entered into a credit support agreement with Lanstead Capital L.P., a limited partnership established in England Wales ("**Lanstead**"), under which Synchronica issued

88 million Synchronica Shares to Lanstead in consideration for a monthly credit release to Synchronica of £2 million in 24 equal monthly installments of £83,333.33. The credit release is secured with a portfolio of government bonds at market value lodged in an escrow account.

Each month for the two years from the date of the agreement the escrow agent will release to Synchronica a sum calculated by reference to the average mid market share price on the five business days at the end of the preceding month. This market price will then be compared to the reference price of 3.3333 pence per share.

If the market price is below the reference price, a pro rata deduction of the monthly amount to be received by Synchronica will be made. Conversely, to the extent the market price exceeds the reference price, a pro rata increase in the amount received by Synchronica will be made.

Colibria AS

On March 14, 2010, Synchronica entered into an agreement with Colibria AS, a Norwegian limited liability company ("**Colibria**"), for the acquisition by Synchronica of Colibria's IMPS instant messaging business, reseller agreements, existing worldwide mobile operator customer base, consultancy contracts and shares held by Colibria in a company incorporated and located in the Philippines for a purchase price that consisted of approximately EUR 750,000 paid on the closing date of the acquisition, and two payments of Synchronica Shares: an initial payment of approximately 54 million Synchronica Shares was made on April 26, 2010, the closing date of the acquisition, and a further payment of approximately 72 million Synchronica Shares are due to be paid when Synchronica takes up and pays for any securities deposited under the Offer, all conditions to the transaction having been satisfied.

The purchase of Colibria's business assets has given Synchronica access to proven instant messaging technology, 13 carrier contracts, including contracts with two large carrier groups with an addressable market of more than 300 million subscribers, as well as two reseller agreements with a tier one network provider and a leading messaging infrastructure software provider.

AxisMobile Ltd.

On August 15, 2008, Synchronica entered into an agreement to acquire AxisMobile Ltd., an Israeli limited liability company ("**AxisMobile**"), which gave Synchronica access to AxisMobile's complementary technology, broad customer base in emerging mobile telecommunications markets, and additional funds. The purchase price for AxisMobile was USD 4.9 million in new Synchronica Shares: an initial payment upon completion of the acquisition of approximately 68 million Synchronica Shares, and a deferred payment on the fifteen month anniversary of the acquisition of approximately 17 million Synchronica Shares. AxisMobile later agreed that the deferred payment would be made in April 2010 and on April 7, 2010, 8,510,204 Synchronica Shares were issued to AxisMobile. Synchronica also agreed to pay approximately £156,000 in order to enable AxisMobile to discharge certain of its liabilities.

T. Pro Forma Capital Stock

The following table sets forth the number of currently outstanding Synchronica Shares and the number expected to be outstanding upon completion of the Offer, based on certain assumptions as set out in the notes to the *pro forma* consolidated financial statements of Synchronica attached hereto in Annex "C".

	Number of Synchronica ordinary shares	% upon completion of the Offer
A. Synchronica ordinary shares issued and outstanding prior to the Offer	839,619,249	54.46%
B. Synchronica ordinary shares anticipated to be issued to Colibria AS [(1)]	72,072,072	4.67%
Total A + B	911,691,321	59.13%
C. Synchronica ordinary shares to be issued to iseemedia's shareholders under the Offer [(2)]	311,287,198	20.19%
D. Synchronica ordinary shares to be issued in connection with the Financing [(3)]	318,820,461	20.68%
	1,541,798,981	100%

(1) To be issued in connection with Synchronica's agreement to acquire from Colibria AS those assets comprising Colibria's Instant Messaging and Presence Service (IMPS) business, all conditions to the transaction having been satisfied.

(2) Assuming that (a) all of the iseemedia Shares that are issued and outstanding as of July 19, 2010 are tendered; (b) all iseemedia Options that are outstanding on July 19, 2010 and exercisable for $0.09 per iseemedia Share or less are exercised and all resulting iseemedia Shares are tendered to the Offer; (c) no iseemedia Warrants outstanding as at July 19, 2010 are exercised, such that no iseemedia Shares are issued upon conversion of those securities and tendered to the Offer; (d) no additional iseemedia Shares have been or are issued after July 19, 2010, other than in connection with the Financing; and (e) Synchronica takes up and pays for all iseemedia Shares described in paragraphs (a) and (b) above as tendered; and including a total of 29,178,151 Synchronica Shares would be issued in connection with payment of a finder's fee.

(3) To be issued at the closing of the Offer in connection with the Financing (assuming the Financing is for gross proceeds of $7 million).

U. Consolidated Capitalization

The following table sets forth Synchronica's consolidated capitalization as at July 19, 2010, adjusted to give effect to any material changes in the share capital of Synchronica since June 30, 2010, the date of Synchronica's most recent unaudited interim consolidated financial statements, and further adjusted to give effect to the Offer. The table should be read in conjunction with the *pro forma* consolidated financial statements and notes attached hereto, and the unaudited interim consolidated financial statements of Synchronica for the six month period ended June 30, 2010 including the notes thereto and management's discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Offer to Purchase and Circular, that is due if all iseemedia Shares are tendered to the Offer, which for the purposes of the Offer we will assume were issued at the Expiry Date and tendered to the Offer.

	As at July 19, 2010		As at July 19, 2010 after giving effect to the Offer
Synchronica ordinary shares	839,619,249		1,541,798,981
Warrants exercisable for Synchronica ordinary shares	38,850,000		434,904,404
Options exercisable for Synchronica ordinary shares	59,244,443		59,244,443
Synchronica ordinary shares anticipated to be issued to Colibria AS (1)	72,072,072(1)		-
	1,009,785,764		2,035,947,828

(1) To be issued in connection with Synchronica's agreement to acquire from Colibria AS those assets comprising Colibria's Instant Messaging and Presence Service (IMPS) business, all conditions to the transaction having been satisfied. Under this acquisition agreement, these shares are due to be paid when Synchronica takes up and pays for any securities deposited under the Offer.

Synchronica announced its proposed acquisition of iseemedia on July 20, 2010. On that day, the closing price of the Synchronica Shares on AIM was £0.0175, or $0.027 applying an exchange rate of £0.64803=$1.00.

V. Prior Sales of Synchronica Shares

For the twelve months prior to the date of this Offer to Purchase and Circular, Synchronica has issued the following Synchronica Shares and securities exercisable for or convertible into Synchronica Shares:

Date	Description	Number or amount of Synchronica Share	Price per Synchronica Share (£)
July 2009	Private Placement	188,938,483	0.025
March 2010	Issuance of Synchronica Shares to Colibria (1)	62,564,258	0.025
March 2010	Issued under credit support agreement	88,000,000	0.025
March 2010	Private Placement	111,600,000	0.025

(1) Issued in connection with Synchronica's agreement to acquire from Colibria AS those assets comprising Colibria's Instant Messaging and Presence Service (IMPS) business.

W. Price Range and Trading Volumes of Synchronica Shares

The Synchronica Shares are listed for trading on AIM under the trading symbol "SYNC.L".

The following table sets forth, for the periods indicated, the reported high and low prices and the average volume of trading of the Synchronica Shares:

	High[1] ($)	Low[1] ($)	Average daily volume
2009			
July	0.0419	0.0392	1,844,225
August	0.052	0.0442	2,131,235
September	0.0714	0.0501	1,648,310
October	0.0617	0.052	1,375,135
November	0.0578	0.052	381,987
December	0.052	0.0443	287,761
2010			
January	0.0501	0.0462	717,504
February	0.0462	0.0386	2,651,849
March	0.0405	0.0327	1,257,987
April	0.0405	0.0327	1,299,247
May	0.0346	0.0289	735,548
June	0.0366	0.0251	1,149,881
July (to July 21)	0.0341	0.0231	2,496,036

(1) Prices reported were calculated applying a currency exchange ratio of £0.64803=$1.

Synchronica announced its proposed acquisition of iseemedia on July 20, 2010. On July 19, 2010, the business day immediately preceding the date of the announcement, the closing price of Synchronica Shares on AIM was £0.0175 (or $0.028 applying a currency exchange ratio of £0.6222=$1).

X. Synchronica Financial Reports

The following financial reports included with this document form an integral part of the Offer to Purchase and Circular:

(a) the audited financial statements of Synchronica and the notes thereto as at December 31, 2009, 2008 and December 31, 2007, together with the report of the auditors thereon, copies of which accompany this document and are incorporated herein;

(b) the management's discussion and analysis as at December 31, 2008 and December 31, 2009 included in Appendices "A" and "B" to this document are incorporated herein;

(c) the interim unaudited financial statements of Synchronica and the notes thereto as at June 30, 2010, copies of which accompany this document and are incorporated herein;

(d) the management's discussion and analysis as at June 30, 2010 included in Appendix "C" to this document are incorporated herein; and

(e) the unaudited *pro forma* balance sheet and income statement of Synchronica as at June 30, 2010 giving effect to the completion of the Offer, included in Appendix "D" to this document are incorporated herein.

Copies of the foregoing documents may be obtained on request without charge from Synchronica at 40 University Ave, Suite 720, Toronto, Ontario, M5J 1T1, Telephone: 416-594-0791 ext. 114 or may be obtained under the iseemedia profile on SEDAR at www.sedar.com.

Any and all material change reports (excluding confidential reports), financial statements (including any report of the auditor, where applicable), management's discussion and analysis, annual information forms, information circulars and business acquisition reports filed by Synchronica with securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of the Circular and before the Expiry Time shall be deemed to be incorporated by reference into the Offer to Purchase and Circular.

Any statement contained in the Offer to Purchase and Circular or a document incorporated or deemed to be incorporated by reference in the Offer to Purchase and Circular shall be deemed to be modified or superseded for purposes of the Offer to Purchase and Circular to the extent that a statement contained in the Offer to Purchase and Circular or in any other subsequently filed document that also is or is deemed to be incorporated by reference in the Offer to Purchase and Circular modifies or supersedes such statement. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that, is necessary to make a statement not misleading in light of the circumstances in which it was made. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of the Offer to Purchase and Circular, except as so modified or superseded.

Information contained in or otherwise accessed through Synchronica's website, www.synchronica.com, or any other website does not form part of the Offer to Purchase and Circular. All such references to Synchronica's website are references only.

2. iseemedia Inc.

A. Overview of iseemedia

iseemedia is a mobile wireless software solutions company with established technology platforms. It has a strong global portfolio of issued and pending core patents in content adaptation, interactive streaming and media server technologies for use in mobile wireless applications. iseemedia is currently in the process of breaking into a number of rapidly expanding markets with its iseedocs™ and iseemail™ mobile wireless applications.

iseemedia is headquartered in Toronto, Canada and is publicly traded on the TSX Venture Exchange (Symbol: IEE.V). It was ranked as one of the Top-10 technology companies in the 2008 TSX Venture 50 list, which ranks the Top-10 companies in each major industry sectors among over 2,200 companies listed on the TSXV.

B. Authorized and Issued Share Capital

The authorized share capital of iseemedia consists of an unlimited number of common shares. As at July 19, 2010, 73,102,363 common shares were issued and outstanding. Each iseemedia Share entitles the holder thereof to one vote at meetings of iseemedia Shareholders. In addition, as at July 19, 2010, 8,498,750 iseemedia Warrants exercisable at a price of $0.32 until November 15, 2011, and 5,682,000 iseemedia Options with a weighted average exercise price of $0.26 per share were issued and outstanding. No other securities or other rights convertible into common shares of iseemedia were issued and outstanding as at July 19, 2010.

C. Price Range and Trading Volume of iseemedia Shares

The iseemedia Shares are listed and posted for trading on the TSXV under the symbol "IEE.V". The following table sets forth, for the periods indicated, the reported high and low sale prices and the average daily volume of trading of the iseemedia Shares on the TSXV:

	High[1] ($)	Low[1] ($)	Average daily volume
2009			
July	0.10	0.08	20,536
August	0.08	0.04	75,200
September	0.15	0.045	58,816
October	0.16	0.105	104,995
November	0.27	0.14	636,414
December	0.21	0.16	130,353
2010			
January	0.22	0.14	150,351
February	0.205	0.155	214,559
March	0.21	0.15	118,415
April	0.18	0.105	202,787
May	0.125	0.10	135,924
June	0.12	0.10	188,940
July (to July 21)	0.12	0.07	125,550

3. Strategic Rationale for the Proposed Acquisition

The purpose of the Offer is to acquire all of the outstanding iseemedia Shares and iseemedia Warrants in order to facilitate a combination of the businesses of the two companies (and their subsidiaries) and continue the business as one global operation.

The combination of Synchronica's Mobile Gateway product, providing mobile email synchronization, social networking and mobile Instant Messaging, with iseemedia's iseedoc™ and iseemail™ products will produce an application that Synchronica anticipates will be highly attractive to mobile operators and device manufacturers in emerging markets, delivering a service to mass-market mobile phones that is akin to the core services and functionalities provided by devices such as the "BlackBerry", but at a price that is attainable by users in emerging markets.

Synchronica also believes that the addition of iseemedia's strong patent portfolio will provide enhanced protection to their combined businesses. Synchronica anticipates that areas where enhanced protection would result are those relating to real-time content adaptation, transcoding and on-demand streaming.

Synchronica's partners include more than 40 mobile operators worldwide, with Synchronica products deployed, addressing a market of more than 660 million end users. iseemedia has been successful in deploying its software to four carriers. For two of those carriers, Synchronica believes that provided that additional time, effort and sums are devoted to developing the opportunity with those carriers, significant revenues could be generated. Synchronica also believes that significant revenues would be generated more quickly with Synchronica's input and its resources applied to the opportunity than would be the case if iseemedia were to try to develop this opportunity on its own.

Furthermore, management of Synchronica continues to believe that there remains a large market of carriers for both companies to identify, target and begin partnering with, and that Synchronica and iseemedia, operating as a combined business, will have greater success in doing so than either business could achieve on its own.

Synchronica has monitored the progress of iseemedia since 2009, and began discussions with a consultant of iseemedia during Mobile World Congress in Barcelona in February 2010. After reaching a non-binding agreement for the acquisition, Synchronica, over the past 6 weeks, has performed a complete due diligence on iseemedia including a financial, legal and technical review as well as a business review of iseemedia's current and prospective business. Equally, iseemedia has conducted a due diligence on Synchronica.

After completing the due diligence and consultation with its advisors, Synchronica chose to propose a combination of its business with that of iseemedia by making an offer directly to the iseemedia Shareholders.

4. Benefits of the Offer

- Synchronica will accelerate the market penetration of its products and services, in particular in India, a market that has experienced and that Synchronica expects to continue to experience, high growth in mobile communications use, through access to two large mobile communications carriers, Reliance Communications Infrastructure Limited and Tata Teleservices Limited, thereby accessing revenue streams that Synchronica anticipates will be significant and recurring.

- Synchronica's flagship mobile messaging product, Mobile Gateway, may be improved through the planned integration with iseemedia's advanced document transcoding engine. Synchronica expects that this will significantly improve the functionality of Mobile Gateway and increase the recognition and acceptance of Mobile Gateway among carriers and end users.

- Through its acquisition of iseemedia, Synchronica gains access to a patent portfolio containing at least three patent applications, all of which relate to mobile communications applications. The underlying patents may be used by Synchronica, as well as licensed to other users in order to realize additional revenue for Synchronica. Some or all of these patent rights may also be sold in order to access untapped revenues, with licenses to Synchronica where necessary to ensure Synchronica's continued operations and planned expansion.

- iseemedia's business will benefit from the combination with a larger and commercially further developed business, thereby reducing the execution risks for iseemedia as a stand-alone business.

- iseemedia's products, in particular the document transcoding and EAS technologies, combined with Synchronica's Mobile Gateway product, will provide a step-change in product functionality from iseemedia's perspective.

- iseemedia will be able to accelerate the market penetration of its own products, while simultaneously reducing the time and cost involved in completing the development and launch of its existing products and services, as well as time-to-market (and costs) for iseemedia's products and services.

- iseemedia will benefit from the traction that Synchronica believes it already enjoys among certain device manufacturers, as well as from the developing momentum Synchronica believes it has generated from its broad installed base of more than 40 mobile operator contracts; and the risks inherent in iseemedia's business and development plans will be reduced because of iseemedia's access to a more broadly diversified customer base and access to cross-selling opportunities.

- As a result of holding shares that would be listed both on AIM and the TSXV, iseemedia Shareholders will enjoy access to greater liquidity with respect to their investment in iseemedia. So far in 2010, at least approximately 1,000,000 Synchronica Shares have traded daily on AIM. In addition, there are seven market makers in London who work to facilitate trading in Synchronica Shares.

- Both Synchronica and iseemedia will benefit from being able to combine their efforts and reduce duplication, with the result that they will be better able to compete in international markets.

- Following the completion of the Offer, iseemedia Shareholders will gain exposure to Synchronica's experienced management team and Board of Directors, including access to their knowledge and awareness of business opportunities that may be suitable for iseemedia's service offering, as well as potential customers and markets that may be receptive to iseemedia's suite of services.

5. Synchronica Management and Board of Directors' Commitment to Combined Entity

The key objective of Synchronica's management team and its Board of Directors in making the Offer is to more rapidly establish their goals for Synchronica: establishing it as a market leader for next-generation mobile messaging in high-growth emerging economies, and enabling Synchronica to more quickly achieve profitability and sustainable organic growth. By acquiring iseemedia, Synchronica hopes to accelerate its market penetration, a result that will better enable Synchronica to achieve management's stated goals within the anticipated available time frame of the next 36 months. As a result of the expected commercial acceleration and cost savings realized by combining Synchronica's and iseemedia's businesses, management of Synchronica believes it can improve profitability and reduce the risk that available funds will be depleted before the business can be sustained through on-going cash flow.

Synchronica's management team and its Board of Directors are committed to continuing full support for all iseemedia carrier contracts and to maximizing the commercial potential of iseemedia's opportunities, in particular through completing live installations of iseemedia's services with those Indian mobile operators with whom iseemedia has signed contracts.

Synchronica is committed to integrating key components of the iseemedia product portfolio into Synchronica Mobile Gateway, with the goal of creating a superset of both products and of achieving profitability for the combined business as soon as possible, enabling sustainable organic growth.

Synchronica's management team and its Board of Directors believe that the Offer will be beneficial from a shareholder's perspective, as the combined business will have a stronger commercial position, a lower risk-profile, an increasingly diversified customer base and a broader and more international shareholder base.

6. Purpose of the Offer and Synchronica's Plans for iseemedia

A. Purpose of the Offer

The purpose of the Offer is to enable Synchronica to acquire beneficial ownership of all of the iseemedia Shares and iseemedia Warrants, and thereafter operate iseemedia as a wholly owned subsidiary and member of the Synchronica organization. The effect of the Offer is to give to all iseemedia Shareholders and iseemedia Warrantholders the opportunity to receive the Offered Consideration in respect of their iseemedia Shares and iseemedia Warrants, and thereby become shareholders of Synchronica.

If the conditions of the Offer are satisfied and/or waived and Synchronica takes up and pays for the iseemedia Shares and iseemedia Warrants validly tendered pursuant to the Offer, Synchronica intends, to the extent possible, to acquire any iseemedia Shares not deposited to the Offer:

- by Compulsory Acquisition, if at least 90% of the outstanding iseemedia Shares are validly tendered pursuant to the Offer and not withdrawn; or
- by a Subsequent Acquisition Transaction for consideration per iseemedia Share at least equal in value to the consideration paid by Synchronica under the Offer, if a Compulsory Acquisition is not available or if Synchronica decides not to proceed with a Compulsory Acquisition.

See Section 7 of the Circular, "Acquisition of iseemedia Shares Not Deposited".

If permitted by applicable Laws, subsequent to the completion of the Offer and, if necessary, any Compulsory Acquisition or Subsequent Acquisition Transaction, Synchronica intends to delist the iseemedia Shares from the TSXV and, where applicable, to cause iseemedia to cease to be a reporting issuer under Canadian securities legislation. See Section 13 of the Circular, "Effect of the Offer on the Market for and Listing of iseemedia Shares". Note, however, it is a condition to the Offer that the TSXV accepts Synchronica's application to list on that exchange, with the result that the iseemedia Shares that are deposited under the Offer would be exchanged for Synchronica Shares that will also be listed and trade on the TSXV.

B. Plans for Synchronica and iseemedia following the Completion of the Offer

On behalf of its shareholders, Synchronica is committed to maximizing shareholder value. This commitment is evidenced by Synchronica's plan, following the completion of the Offer, to devote considerable resources to marketing, developing and supporting efforts to develop and service iseemedia's relationships with iseemedia customers, and in particular with Reliance Communications Infrastructure Limited and Tata Teleservices Limited and thereby penetrate the mobile communications market in India.

Synchronica plans to increase its and iseemedia's competitive positioning by integrating key components, in particular iseedocs™, into the Synchronica Mobile Gateway product, and to up-sell the combined product to both iseemedia's and Synchronica's existing and future customers. Furthermore, Synchronica anticipates that iseemedia's existing staff and organization will be integrated into Synchronica's organization and management structure, providing considerable additional resources for the further development and marketing of the products and services of both businesses, and enabling the combined company to maximize the commercial potential of iseemedia's product offering.

As a result of the combination of the two businesses, management of Synchronica aims to achieve considerable cost savings accelerating its goal of achieving sustainable profitability and organic growth.

C. Treatment of iseemedia Options

The Offer is made only to acquire the iseemedia Shares and iseemedia Warrants. Synchronica is not offering to acquire the iseemedia Options. Holders of iseemedia Options who wish to tender into the Offer must first exercise their iseemedia Options and then tender the iseemedia Shares acquired on such exercise.

7. Acquisition of iseemedia Shares Not Deposited

It is Synchronica's current intention that if it takes up and pays for iseemedia Shares deposited pursuant to the Offer, it will enter into one or more transactions to enable Synchronica to acquire all iseemedia Shares not acquired pursuant to the Offer. There is no assurance that such transaction will be completed. To the extent that any iseemedia Warrants are not tendered to the Offer and taken up and paid for by Synchronica, Synchronica has no intention to enter into any transactions to enable to it to acquire any iseemedia Warrants it has not so acquired, other than to the extent that Compulsory Acquisition or Subsequent Acquisition Transaction may give rise to a conversion, exchange or termination of iseemedia Warrants.

A. Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever is shorter, the Offer has been accepted by iseemedia Shareholders holding not less than 90% of the iseemedia Shares, outstanding as of the Expiry Time, other than iseemedia Shares held at the date of the Offer by or on behalf of Synchronica or an "affiliate" and "associate" (as those terms are defined in CBCA), Synchronica currently intends to acquire the remainder of the iseemedia Shares (including iseemedia Shares that are issued as a result of the exercise of outstanding iseemedia Options, iseemedia Warrants or other rights to acquire iseemedia Shares) from those iseemedia Shareholders who have not accepted the Offer and who have acquired from an offeree iseemedia Shares pursuant to Part XVII of the CBCA (a "**Compulsory Acquisition**").

To exercise such statutory right, Synchronica must give notice ("**Synchronica's Notice**") by registered mail to each iseemedia Shareholder who did not accept the Offer (and each person who subsequently acquires any such iseemedia Shares) (in each case, a "**Dissenting Offeree**") of such Compulsory Acquisition within 60 days after the termination of the Offer and in any event within 180 days from the date of the Offer. Within 20 days of giving Synchronica's Notice, Synchronica must pay or transfer to iseemedia the consideration Synchronica would have to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust by iseemedia for the Dissenting Offerees.

In accordance with Part XVII of the CBCA, within 20 days after receipt of Synchronica's Notice, each Dissenting Offeree must send the certificates representing the iseemedia Shares held by such Dissenting Offeree to iseemedia and must elect either to transfer such iseemedia Shares to Synchronica on the terms of the Offer or to demand payment of the fair value of such iseemedia Shares held by such holder by so notifying Synchronica within 20 days after the Dissenting Offeree receives Synchronica's Notice. A Dissenting Offeree who does not within 20 days after the Dissenting Offeree receives Synchronica's Notice notify Synchronica that the Dissenting Offeree is electing to demand payment of the fair value of the Dissenting Offeree's iseemedia Shares is deemed to have elected to transfer such iseemedia Shares to Synchronica on the same terms that Synchronica acquired iseemedia Shares from Shareholders who accepted the Offer.

If a Dissenting Offeree has elected to demand payment of the fair value of such iseemedia Shares, Synchronica may apply to the Superior Court of Justice of Ontario (the "**Court**") to fix the fair value of the iseemedia Shares of such Dissenting Offeree. If Synchronica fails to apply to the Court within 20 days after it made the payment or transferred the consideration to iseemedia referred to above, the Dissenting Offeree may then apply to the Court within a further period of 20 days after the foregoing 20-day period to have the Court fix the fair value of the iseemedia Shares of such Dissenting Offeree. If there is no such application made by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such iseemedia Shares to Synchronica on the terms that Synchronica acquired iseemedia Shares from iseemedia Shareholders who accepted the Offer. Any judicial determination of the fair value of the iseemedia Shares could be more or less than the amount paid pursuant to the Offer.

The foregoing is only a summary of the right of Compulsory Acquisition which may become available to Synchronica and is qualified in its entirety by the provisions of Part 16 of the CBCA. Part 16 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which a Dissenting Offeree's rights may be lost or altered. iseemedia Shareholders who wish to be better informed about the provisions of Part 16 of the CBCA should consult their legal advisors.

See Section 15 of the Circular, "Tax Considerations".

B. Subsequent Acquisition Transaction

If Synchronica takes up and pays for iseemedia Shares validly deposited under the Offer and the right of Compulsory Acquisition described above is not available or Synchronica elects not to pursue such right, Synchronica cur[illegible]ly intends to acquire the remainder of the iseemedia Shares by way of Subsequent Acquisition Tra[illegible]ction. If Synchronica takes up and pays for not less than 51% of the outstanding iseemedia Shar[illegible]s (on a fully-diluted basis) under the Offer, Synchronica currently intends to take such action [illegible] is n[illegible]ssary, inc[illegible]uding causing a special meeting of iseemedia Shareholders to be called to cons[illegible] [illegible]amation. [illegible]atutory arrangement, consolidation, capital reorganization or other transaction [illegible]medi[illegible] an affiliate of Synchronica, to enable Synchronica to indirectly acquire [illegible] [illegible]ar[illegible] acquired pursuant to the Offer (a "**Subsequent Acquisition Tran[illegible]n**").

[illegible]he tim[illegible] and [illegible] such transaction will depend on a number of factors, including the number of is[illegible] [illegible]rsuant to the Offer. If the Minimum Tender Condition is satisfied and Sy[illegible] [illegible] and pays for the iseemedia Shares deposited under the Offer, Synchronica [illegible] sufficient iseemedia Shares to affect such Subsequent Acquisition Transaction. [illegible] currently inte[illegible] [illegible]mplete a Subsequent Acquisition Transaction no later than 120 days [illegible] the Offer [illegible] to acquire such affected securities at the same price per iseemedia Share [illegible]

In [illegible] [illegible]t Acquisition Transactions, the registered iseemedia Shareholders [illegible]or[illegible] [illegible]e with [illegible] CBCA, have the right to dissent under the CBCA and be paid fair [illegible]urities in respe[illegible] which they have dissented, with such fair value to be determined by [illegible] fair value of [illegible] so determined could be more or less than the amount paid pursuant to the [illegible] the Sub[illegible] [illegible]quisition Transaction. Any such judicial determination of the fair value of the [illegible] [illegible]hares [illegible]ld be based upon considerations other than, or in addition to, the market price, [illegible]ny, of the [illegible]s. iseemedia Shareholders who wish to be better informed of these rights should consu[illegible] [illegible]s.

A Subsequent Acq[illegible]ion Transaction described above may constitute a "business combination" [illegible] MI 61-101. Under MI 61-101, subject to certain exceptions, a Subsequent [illegible]y constitute a business combination if it would result in the interest of a holder of iseemedia Shares being terminated without such holder's consent, regardless of whether the iseemedia Shares are replaced with another security. Synchronica expects that any Subsequent Acquisition Transaction relating to iseemedia Shares will be a business combination under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a business combination carried out in accordance with MI 61-101 or an exemption therefrom, the "related party transaction" provisions therein do not apply to such transaction. Synchronica intends to carry out any such business combination in accordance with MI 61-101, or any successor provision, or exemptions therefrom such that the "related party transaction" provisions of MI 61-101 will not apply to the business combination.

MI 61-101 provides that unless exempted, an issuer proposing to carry out a business combination is required to prepare a formal valuation of the affected securities and, subject to certain exceptions, any non-cash consideration being offered to, or received by, the holders of the affected securities and provide to the holders of the affected securities a summary of such valuation or the entire valuation.

In connection therewith, Synchronica intends to rely on an available exemption or to seek waivers pursuant to MI 61-101 exempting Synchronica or its affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under MI 61-101 for certain second step business combinations completed no later than 120 days after the expiry of a formal take-over bid if the offeror discloses in the take-over bid circular that it intends to acquire the remainder of the securities under a statutory right of action or under a business combination no later than 120 days after the expiry of the take-over bid for consideration per security at least equal in value to and in the same form as the consideration that the tendering security holders in the take-over bid were entitled to receive in the bid and the take-over bid disclosure documents describe the expected tax consequences of both the bid and the business combination if, at the time the bid was made, the tax consequences arising from the business combination were reasonably foreseeable to Synchronica, and were reasonably expected to be different from the tax consequences of tendering to the bid, and disclosed that the tax consequences of the bid and the business combination may be different if, at the time the bid was made, Synchronica could not reasonably foresee the tax consequences arising from the business combination.

Synchronica currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be at least equal in value to and in the same form as the consideration offered under the Offer and that such Subsequent Acquisition Transaction would be completed no later than 120 days after the Expiry Time. In addition, Synchronica has included the disclosure required under MI 61-101 in the Offer to Purchase and Circular. Accordingly, Synchronica expects to rely on the exemption from the requirement to prepare a valuation in connection with a Subsequent Acquisition Transaction.

MI 61-101 also requires that, unless exempted, in addition to any other required shareholder approval, in order to complete a business combination, the approval of a majority of the votes cast by each class of affected securities at a meeting of security holders of that class called to consider the transaction be obtained. In relation to the Offer and any second step business combination, this "minority approval" must be obtained from, unless an exemption is available or discretionary relief is granted by the securities regulatory authorities, all iseemedia Shareholders, excluding the votes attached to iseemedia Shares beneficially owned or over which control or direction is exercised by Synchronica, any "interested party", any "related party" of an "interested party" (unless the related party meets that description solely in its capacity as a director or senior officer of one or more Persons that are neither interested parties nor issuer insiders of the issuer) or a joint actor with any such interested party or related party of an interested party for purposes of MI 61-101.

However, MI 61-101 provides that, subject to certain terms and conditions, the votes attached to the iseemedia Shares acquired under the Offer may be included as votes in favour of a subsequent business combination in determining whether minority approval has been obtained if, among other things, the business combination is effected by Synchronica or its affiliate and is in respect of iseemedia Shares that were not acquired in the take-over bid, the business combination is completed no later than 120 days after the expiry of the bid, the consideration per security that the holders of affected securities would be entitled to receive in the business combination is at least equal in value to and is in the same form as the consideration that the tendering iseemedia Shareholders were entitled to receive in the bid and the take-over bid disclosure document discloses, among other things, (i) that if Synchronica acquired iseemedia Shares under the bid, Synchronica intends to acquire the remainder of the securities under a statutory right of acquisition or under a business combination no later than 120 days after the expiry of the bid for consideration per security at least equal in value to and is in the same form as the consideration that the iseemedia Shareholders were entitled to receive in the bid, (ii) that the business combination would be subject to minority approval, (iii) the number of votes attached to the securities that, to the knowledge of Synchronica after reasonable inquiry, would be required to be excluded in determining whether minority approval for the business combination had been obtained, (iv) the identity of holders of such securities excluded from the minority approval determination, setting out their individual holdings, (v) the identity of each class of securities the holders of which would be entitled to vote separately as a class on the business combination, (vi) the expected tax consequences of both the bid and the business combination if, at the time the bid was made, the tax consequences arising from the business combination were reasonably foreseeable to Synchronica and were reasonably expected to be different from the tax consequences of tendering to the bid, and (vii) that the tax consequences of the bid and the business combination may be different if, at the time the bid was made, Synchronica could not reasonably foresee the tax consequences arising from the business combination.

To the knowledge of Synchronica as of the date hereof, after reasonable enquiry, no votes attached to any iseemedia Shares would be required to be excluded in determining whether minority approval for any Subsequent Acquisition Transaction had been obtained. Synchronica expects that only holders of iseemedia Shares would be entitled to vote on a Subsequent Acquisition Transaction. Synchronica intends that the votes attached to the iseemedia Shares acquired by it under the Offer will be included as votes in favour of a second step business combination in determining whether minority approval has been obtained in connection with a Subsequent Acquisition Transaction.

In addition, under MI 61-101 if, following the Offer, Synchronica and its affiliates beneficially own, in the aggregate, 90% or more of the iseemedia Shares at the time the business combination is agreed to, the requirement for minority approval under MI 61-101 would not apply to the business combination if a statutory appraisal remedy is available, or if no statutory appraisal remedy is available, a substantially equivalent enforceable right is provided to holders of the class of affected securities and that is described in the disclosure document for the business combination.

The exact basis on which the Subsequent Acquisition Transaction would take place, and the structure of the Subsequent Acquisition, has not been determined at the time the Offer. As a result, the Canadian federal income tax consequences, and other tax consequences, to an iseemedia Shareholder arising from a Subsequent Acquisition Transaction are not reasonably forseeable at the time of the Offer, and may be different from the tax consequences to such iseemedia Shareholder of tendering its iseemedia Shares to the Offer. See Section 15 of the Circular, "Tax Considerations". iseemedia Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

C. Other Alternatives

If Synchronica is unable or decides not to effect a statutory Compulsory Acquisition or a Subsequent Acquisition Transaction, then it will evaluate other available alternatives to acquire the remaining iseemedia Shares. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional iseemedia Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional iseemedia Shares. Any additional purchases of iseemedia Shares could be at a price greater than, equal to or less than the price to be paid for iseemedia Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, Synchronica may sell or otherwise dispose of any or all iseemedia Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Synchronica, which may vary from the price paid for iseemedia Shares under the Offer.

D. Judicial Developments

Prior to the adoption of MI 61-101 (or its predecessors), Canadian courts had in several instances granted preliminary injunctions to prohibit transactions involving going private transactions. The trend in both legislation and Canadian jurisprudence has been towards permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. iseemedia Shareholders should consult their legal advisors for a determination of their legal rights.

E. Beneficial Ownership of and Trading in Securities of iseemedia

Other than iseemedia Shares subject to the Lock-Up Agreements, no iseemedia Shares are owned beneficially, directly or indirectly, nor is control or direction exercised over any securities of iseemedia, by Synchronica or its directors or officers or, to the knowledge of Synchronica, after reasonable enquiry, any associate or affiliate of any such director or officer, any person or company holding more than 10% of the Synchronica Shares or its associates or affiliates, any other insider of Synchronica, or any person or company acting jointly or in concert with Synchronica or its associate or affiliates.

8. Risk Factors Related to the Offer

The proposed acquisition of iseemedia (including any Compulsory Acquisition or Subsequent Acquisition Transaction completed after the Expiry Time) is subject to certain risks to the shareholders of Synchronica (including in respect of any Synchronica Shares issued under the Offer or in connection with any Compulsory Acquisition or Subsequent Acquisition Transaction completed after the Expiry Time) and the planned combination of their businesses involves certain risks, including those set out below.

Competition Within the Mobile Industry

Synchronica is engaged in a dynamic and evolving industry. Although Synchronica believes that no competitors currently offer products and services with a directly comparable combination of quality and price to those of Synchronica, there are other competitors in Synchronica's markets and Synchronica anticipates that the quality, price and range of their product and service offerings may improve over the near to medium term. Synchronica also expects that additional competition will develop, from both existing businesses in the mobile communications industry and from potential entrants, as demand for mobile access products and services expands and as the market for these products and services becomes more established. Although Synchronica believes that it has a competitive advantage over the near term, there can be no assurance that this competitive advantage will be either sustained or sustainable.

Competition from the Wired Telecommunications Industry

Although the mobile industry and the wired telecommunications industry serve markets that are largely distinct, there is currently a great degree of overlap between their product and service offerings. Based on recent technological, regulatory, and commercial developments, the degree of overlap between those markets is likely to increase, and Synchronica expects that, as a result, competition will increase substantially. In more developed mobile markets and in many developing economies, the wired telecommunication industry comprises network developers and operators with substantial capital investments in infrastructure, continuing commitments to upgrade the quality and capacity of their transmission facilities, significant operational presence and visibility in the telecommunication marketplace generally, large subscriber bases, preferred access to equity and debt market and research and development expertise. In other markets, wired telecommunication carriers and operators do not enjoy the same comparative strength and penetration, but there can be no assurance that the mobile communication industry will grow in those markets to the extent anticipated by Synchronica.

Limited Financial Resources/Need for Future Financing

Synchronica is engaged in a capital intensive business and its financial resources are substantially smaller than the financial resources of its principal current competitors and potential competitors. The proceeds of this offering and the current working capital of Synchronica are not likely to be sufficient to enable Synchronica to implement its medium to long-term business plan. There can be no assurance that, if, as and when Synchronica seeks additional equity or debt financing, Synchronica will be able to obtain the additional financial resources required to successfully compete in its markets on favorable commercial terms or at all.

Control of Production and Product Quality

Synchronica controls the research and development of its flagship product, Mobile Gateway, and of other software products that it has recently acquired. Although Synchronica believes that it will be able to successfully manage the issues associated with the ongoing development of its own products, there can be no assurance that this will occur. The competitive positioning of Synchronica's products will require continuous investments in the feature sets and device compatibility of such products. The failure by Synchronica to successfully position its products to meet the market reach and service uptake requirements of its customers, would materially adversely affect the financial position, strategic partnerships, and future prospects of Synchronica.

Dependence on Key Personnel

The success of Synchronica is largely dependent on the performance of its key employees. Failure to retain key employees and to attract and retain additional key employees with necessary skills could have a material adverse impact upon Synchronica's growth and profitability. Competition for highly skilled management, technical, research and development and other employees is intense in the mobile communication industry. Synchronica's progress to date in commercializing its proprietary technologies has been dependent to a significant extent on the skills of its senior management. The departure or death of certain members of the executive team could have a material adverse affect on Synchronica.

Technology Development and Technological Change

The mobile communication industry is characterized by rapid technological change. Accordingly, Synchronica believes that its future success depends upon its ability to enhance current products and services and develop and introduce new products and services offering enhanced performance and functionality at competitive prices. Synchronica's inability, for technological or other reasons, to enhance, develop and introduce products and services in a timely manner in response to changing market conditions or customer requirements could have a material adverse effect on Synchronica's results of operations. The ability of Synchronica to compete successfully will depend in large measure on its ability to maintain a technically competent research and development staff and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of its products with evolving industry standards and protocols and competitive network operation environments. There can be no assurance that Synchronica will be successful in its efforts in these respects.

Dependence on Proprietary Technology

Synchronica relies on a combination of patent and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. Despite Synchronica's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of Synchronica's products and services, or to obtain and use information that Synchronica regards as proprietary. Policing unauthorized use of Synchronica's proprietary software products, if required, may be difficult, time-consuming, and costly. In addition, the laws of certain countries in which Synchronica's products and services are sold or licensed do not protect its products and related intellectual property rights to the same extent as the laws of Canada or the U.S. There can be no assurance that Synchronica's means of protecting its proprietary rights will be adequate, the effect of which may be materially adverse to Synchronica.

Risk of Third Party Claims for Infringement

Synchronica is not aware that any of its products infringes the proprietary rights of any third parties and believes that the risk of such claims is not significant. There can be no assurance, however, that third parties will not claim such infringement by Synchronica or its licensors with respect to current or future products. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause interruptions in the supply of Synchronica's products and services to reseller networks and mobile operators, or require Synchronica to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to Synchronica.

Reliance on Third Parties

Synchronica relies in part on its reseller partners and other partners for accessible to end-users, or even to other carriers, and it also relies on other third parties for the supply and distribution of the MessagePhone™ product and certain aspects of its service offering. In addition, Synchronica's business is dependent on the development and deployment by third parties of their mobile communications infrastructure and on their sales of products and services that use Synchronica's products and services. The loss of, or inability to maintain, any of these relationships, or the failure of such third parties to execute or effectively manage their own business plans, could result in delays or reductions in product shipments and supply of technologies which could materially adversely affect Synchronica's business, operating results and financial condition.

Dependence on Licensing Arrangements

Synchronica currently derives its revenue from a limited number of discrete licensing arrangements, the frequency and timing of which is often difficult to predict. If any one or more of such licensing deals are discontinued, reduced in scope or postponed for any reason, the business prospects, operation results and financial condition of Synchronica could be materially adversely affected. Although

Synchronica expects that its dependence on specific licensing deals will decrease as its business matures, there can be no assurance that this will occur in the foreseeable future or at all.

Industry Growth

The overall market for mobile communication devices has experienced significant growth in recent years. There can be no assurance that the market for Synchronica's existing products and services will continue to grow, that firms within the industry will adopt Synchronica's products and services for integration with their mobile communications solution, or that Synchronica will be successful in independently establishing markets for its products. If the various markets in which Synchronica's products compete fail to grow, or grow more slowly than Synchronica currently anticipates, or if Synchronica is unable to establish product markets for its new products, Synchronica's business, operating results, and financial condition would be materially adversely affected.

Potential Fluctuations in Quarterly Financial Results

Synchronica's quarterly financial results will be impacted significantly by the frequency and timing of a relatively small number of discrete licensing deals. Synchronica's operation expenses are based on anticipated revenue levels in the short term, are relatively fixed, and are incurred throughout the quarter. As a result, if expected revenues are not realized on a timely basis as anticipated, Synchronica's financial results could be materially adversely affected. Quarterly financial results in the future may be influenced by these or other factors and there may be significant variations in Synchronica's quarterly financial results. In recent years, Synchronica's revenue has been heavily weighted toward the second half of its financial year.

Need to Enhance Management Systems

Synchronica has experienced a period of significant growth in sales and personnel that has placed a strain upon its management systems and resources. In the future, Synchronica will be required to continue to improve its financial and management controls, reporting systems and procedures on a timely basis, and to expand, train and manage its employee work force. There can be no assurance that Synchronica will be able to effectively manage such growth. Synchronica's failure to do so could have a material adverse effect upon Synchronica's business, operation results, and financial condition.

Absence of a Liquid Public Market

Synchronica Shares are currently traded on AIM. There is currently no liquid public market in Canada through which the Synchronica Shares can be sold and there can be no assurance that any liquid public market will develop. Although Synchronica intends to apply for a listing on the TSXV (see "Plan of Distribution – Listing Application" below), the Synchronica Shares are not currently listed or quoted for trading on any stock exchange or quotation network other than AIM.

Credit Risk

The amounts of trade receivables presented in the financial statements that are included with this document are net of allowances for doubtful accounts estimated by management based on prior experience and their assessment of the current economic environment. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are high credit quality financial institutions.

Interest Rate Risk

Synchronica's financial instruments that are exposed to interest rate risk are interest rate swaps plus cash and cash equivalents. The terms of the interest rate swaps are set out in the notes to Synchronica's financial statements. The interest rate profile of the financial instruments is disclosed in the notes to Synchronica's financial statements. Synchronica does not have any overdrafts or loans.

Currency Risk

Synchronica is exposed to currency risk through movements in exchange rates on its purchases and sales that are not denominated in US Dollars. Such movements in exchange rates may have a material effect on Synchronica's results of operations and available cash flow. Although Synchronica uses forward foreign exchange contracts to hedge the currency risk associated with highly probable forecast transactions, there can be no assurance that these arrangements will be sufficient to protect Synchronica fully against this risk. If hedging transactions do not fully protect Synchronica from this risk, changes in currency exchange rates could have a material adverse impact on Synchronica's cash flow and results of operations.

International Sales

Sales outside of North America and Europe currently represent a substantial portion of Synchronica's total gross revenues. Synchronica believes that its continued growth and profitability will require additional expansion of its sales in emerging international markets. To the extent that Synchronica is unable to expand international sales in a timely and cost-effective manner, Synchronica's business, operating results, and financial condition could be materially adversely affected. In addition, even if Synchronica is successful in recruiting additional personnel and international resellers, there can be no assurance that Synchronica will be successful in maintaining or increasing international market demand for Synchronica's products and services.

Risks to Minority Shareholders

After the consummation of the Offer, if Synchronica does not acquire all the outstanding iseemedia Shares, iseemedia could become a majority-owned subsidiary of Synchronica and could remain that way for some time, or indefinitely. In that case, Synchronica's interests could differ from that of the remaining minority iseemedia Shareholders.

Notwithstanding that Synchronica intends to carry out a Compulsory Acquisition or Subsequent Acquisition Transaction (see Section 7 of the Circular, "Acquisition of iseemedia Shares Not Deposited"), after the consummation of the Offer, Synchronica would have the power to elect directors, appoint new management, approve certain actions requiring the approval of iseemedia Shareholders, including adopting certain amendments to iseemedia's constating documents and approving mergers or sales of iseemedia's assets. In particular, after the consummation of the Offer, Synchronica intends to integrate iseemedia and Synchronica, by business combination or other transaction whereby the operations of iseemedia and Synchronica are combined. Synchronica's interests with respect to iseemedia may differ from those of any remaining minority iseemedia Shareholders.

If Synchronica does not carry out a Compulsory Acquisition or Subsequent Acquisition Transaction after the consummation of the Offer, then effecting a business combination or other transaction between Synchronica and iseemedia whereby the operations of iseemedia and Synchronica are combined will require the expenditure of significant additional time and financial resources by Synchronica and/or iseemedia.

Market for Securities

There is no market through which the Synchronica Warrants issued under the Offer may be sold and purchasers may not be able to resell such securities. This may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices, the liquidity of such securities, and the extent of issuer regulation.

Additional Risk Factors

In assessing the Offer, iseemedia Shareholders and iseemedia Warrantholders should also carefully review the risks and uncertainties described in iseemedia's annual report, financial statements and management's discussion and analyses thereon and other documents filed by iseemedia with Canadian securities regulatory authorities at www.sedar.com. In addition, iseemedia may be subject to risks and uncertainties that may or may not be applicable or material to Synchronica at the present time, but that may apply to Synchronica after the transaction is completed.

In assessing the Offer, iseemedia Shareholders and iseemedia Warrantholders should also carefully review the risks and uncertainties described in iseemedia's annual information form, annual report, financial statements and management's discussion and analyses thereon and other documents filed by iseemedia with Canadian securities regulatory authorities at www.sedar.com. In addition, iseemedia may be subject to risks and uncertainties that may or may not be applicable or material to Synchronica at the present time, but that may apply to Synchronica after the transaction is completed.

9. Commitments to Acquire Securities of iseemedia

Except pursuant to the Offer, neither Synchronica nor any of its directors or officers or, to the knowledge of Synchronica, after reasonable enquiry, any associate or affiliate of any such director or officer, any person or company holding more than 10% of the Synchronica Shares or its associates or affiliates, any other insider of Synchronica, or any person or company acting jointly or in concert with Synchronica or its associates or affiliates, has entered into any commitments to acquire any equity securities of iseemedia.

10. Support Agreement

The following is a summary only of certain provisions of the Support Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by, the provisions of the Support Agreement. The Support Agreement will be filed by iseemedia with the Canadian securities authorities and available on SEDAR at www.sedar.com. Capitalized terms used in this section that are not defined in the Glossary have the meanings given to such terms in the Support Agreement.

The Offer

Pursuant to the Support Agreement, Synchronica agreed to make the Offer and iseemedia agreed to support and recommend that iseemedia Shareholders and iseemedia Warrantholders tender their iseemedia Shares and iseemedia Warrants to the Offer.

Conditions of the Offer

The Support Agreement provides that the Offer would be subject to certain conditions, including there being validly tendered in the Offer and not withdrawn as at the Expiry Time such number of iseemedia Shares that satisfies, together with iseemedia Shares held by the Locked-up Shareholders, the

Minimum Tender Condition. This and the other conditions of the Offer are described in Section 3 of the Offer, "Conditions of the Offer".

Fairness Opinion and Support of the Offer

The Board of Directors, after consulting with its legal and financial advisors and receiving a fairness opinion to the effect that, subject to certain assumptions or qualifications, the consideration to be received pursuant to the Offer is fair, from a financial point of view, to all the iseemedia Shareholders has determined that it would be advisable and in the best interests of iseemedia to cooperate with Synchronica to support the Offer to acquire the iseemedia Shares and iseemedia Warrants and to recommend that all iseemedia Shareholders and iseemedia Warrantholders tender their iseemedia Shares and iseemedia Warrants to the Offer, all on and subject to the terms and conditions of the Support Agreement.

Compulsory Acquisition and Subsequent Acquisition Transaction

As previously described in Section 7 of this Circular, if the Offer has been accepted by holders of less than all of the outstanding iseemedia Shares outstanding, then Synchronica anticipates seeking to complete a Compulsory Acqusition or Subsequent Acquisition Transaction. Synchronica and iseemedia have agreed to assist each other, to the extent possible, with those transactions.

Representations and Warranties

Synchronica and iseemedia provided each other with customary representations and warranties in the Support Agreement, including those relating to: organization and qualification, relative authority, no bankruptcy, insolvency, liquidation or similar proceedings, no conflict or breach, subsidiaries, third party authorizations, compliance with laws, licenses and authorizations, capitalization, reports, financial statements, undisclosed liabilities, interest in assets and properties, intellectual property, litigation, taxes, books and records, insurance, environmental, material contracts and employee matters.

Conduct of Business

iseemedia agreed, during the period from the date of the Support Agreement until such time as persons designated by Synchronica comprise the entire Board of Directors of iseemedia or the Support Agreement is terminated in accordance with its terms, whichever occurs earlier, that the business of iseemedia and its Subsidiaries shall be conducted only, and iseemedia and its Subsidiaries shall not take any action except, in the usual and ordinary course of business consistent with past practice and in compliance with all applicable Law. iseemedia also agreed to use all commercially reasonable efforts to maintain and preserve its and its Subsidiaries' business organization, assets, employees, goodwill and business relationships. Without limiting the generality of the foregoing iseemedia agreed, subject to the said exceptions, not to and shall not permit any of its Subsidiaries to, directly or indirectly, take actions that do or would reasonably be expected to give rise to a Restricted Event. In addition, iseemedia agreed that, prior to the Expiry Date it would satisfy an outstanding loan in the principal amount of $250,000 in a manner satisfactory to Synchronica, and not to incur any new Debt other than a trade debt in the ordinary course of business.

Outstanding Options

iseemedia agreed in the Support Agreement to cause the vesting of all iseemedia Options to be accelerated, conditional on Synchronica accepting and paying for the Shares under the Offer.

The Board of Directors will declare, to the extent permitted by applicable Laws, that the expiry date of all iseemedia Options shall, conditional on Synchronica accepting and paying for the iseemedia

Shares and iseemedia Warrants under the Offer, be accelerated so that all iseemedia Options not exercised and tendered or conditionally surrendered prior to the Expiry Time will expire upon Synchronica accepting and paying for the iseemedia Shares and iseemedia Warrants under the Offer.

Superior Proposal

The Board of Directors of iseemedia may: (a) withdraw, amend, modify or qualify (or propose publicly to withdraw, amend, modify or quality) in any manner adverse to Synchronica the approval of the Support Agreement or the recommendation of the Offer; (b) accept, approve or recommend an Acquisition Proposal; or (c) approve the entering into of any agreement providing for an Acquisition Proposal, if and only to the extent that:

(i) the Board of Directors of iseemedia, after consultation with and based upon the advice of its financial advisors and outside legal counsel, has determined in good faith that such Acquisition Proposal is a Superior Proposal; and

(ii) iseemedia has provided Synchronica with information with respect to such Acquisition Proposal and has promptly notified Synchronica in writing of its determinations.

Right To Match

In the Support Agreement, iseemedia agreed that if iseemedia receives an Acquisition Proposal that the Board of Directors has, subject to certain terms and conditions, determined constitutes a Superior Proposal, it would afford Synchronica a four-Business Day "right to match", during which Synchronica would have the opportunity to propose to amend the terms of the Support Agreement and the Offer in a manner that would result in a Acquisition Proposal not continuing to be a Superior Proposal.

Termination

The Support Agreement provides that it may be terminated in the following manner:

(a) by mutual consent of Synchronica and iseemedia;

(b) by Synchronica, if any condition to making the Offer set forth in Section 2.1(k) of the Support Agreement is not satisfied or waived by the Offer Deadline (other than as a result of Synchronica's default hereunder);

(c) by Synchronica, if any condition of the Offer set forth in Schedule A of the Support Agreement is not satisfied or waived by the Expiry Time (other than as a result of Synchronica's default under the Support Agreement);

(d) by Synchronica at any time if:

(i) iseemedia is in material default of any covenant or obligation in Article 7 of the Support Agreement with respect to non-solicitation and the consideration of other Acquisition Proposals;

(ii) iseemedia shall have breached or failed to perform in any material respect any of its covenants or obligations under the Support Agreement at or prior to the Effective Date;

(iii) under certain conditions, any of the representations and warranties made by iseemedia in the Support Agreement are untrue or incorrect;

provided that in the case of any of (ii) or (iii) such right of termination shall not be available with respect to any breach or failure that is capable of being cured and such breach or failure has been cured by the earlier of the date which is 15 days from the date of written notice of such breach or failure and the business day prior to the Expiry Date;

(e) by iseemedia at any time if:

(i) Synchronica shall have breached or failed to perform in any material respect any of its covenants or obligations under the Support Agreement at or prior to the Effective Date;

(ii) under certain conditions, any of the representations and warranties made by Synchronica in the Support Agreement are untrue or incorrect;

provided that in the case of any of (i) or (ii), such right of termination shall not be available with respect to any breach or failure that is capable of being cured and such breach or failure has been cured by the earlier of the date which is 15 days from the date of written notice of such breach or failure and the business day prior to the Expiry Date;

(f) by iseemedia, beginning 90 days after the Offer is commenced and if the Minimum Tender Condition has not been satisfied, subject to certain conditions as set forth in Section 6.1(f) the Support Agreement;

(g) by Synchronica or iseemedia, if any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling enjoining or otherwise prohibiting any of the transactions contemplated herein (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable);

(h) by Synchronica, if any litigation or other proceeding is pending or has been threatened to be instituted by any Person or Governmental Entity, which, in the good faith judgment of Synchronica, could reasonably be expected to result in a decision, order, decree or ruling that enjoins, prohibits, grants damages in a material amount in respect of, or materially impairs the benefits of, any of the transactions contemplated by the Support Agreement;

(i) by Synchronica if: (i) the board of directors of iseemedia withdraws, modifies or changes its recommendation in a manner adverse to Synchronica; (ii) the board of directors of iseemedia approves or recommends or publicly proposes to approve or recommend, acceptance of an Acquisition Proposal; (iii) the board of directors of iseemedia or any committee thereof does not reaffirm its recommendation in favour of the Offer to the iseemedia Shareholders and iseemedia Warrantholders in a press release or Directors' Circular within three calendar days of a written request by Synchronica (or, in the event that the Offer shall be scheduled to expire within such three calendar day period, prior to the scheduled expiry of the Offer); or (iv) the board of directors of iseemedia or any committee thereof remains neutral beyond the 10 calendar day period set out in Subsection 7.1(a)(iv) of the Support Agreement in respect of an Acquisition Proposal;

(j) by Synchronica, if Synchronica has been notified in writing by iseemedia of an Acquisition Proposal and either: (i) Synchronica does not deliver an amended Offer within four business days of delivery of the Proposed Agreement to Synchronica; or (ii) Synchronica delivers an amended Offer but the board of directors of iseemedia determines, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal received from a third party continues to be a Superior Proposal in comparison to the amended Offer of Synchronica;

(k) by iseemedia, if Synchronica does not commence the Offer and mail the Offer Documents by an agreed upon deadline (as extended by mutual agreement of the parties under the Support Agreement); and

(l) by iseemedia, if iseemedia proposes to accept, approve or recommend, or enter into any agreement relating to, a Superior Proposal in compliance with the provisions of Section 7.1 of Support Agreement, provided that iseemedia has previously or concurrently will have paid to Synchronica the Termination Fee described below and further provided that iseemedia has not breached any of its covenants, agreements or obligations in the Support Agreement.

Termination Payment

Under the Support Agreement, Synchronica is entitled to a cash termination payment equal to $500,000 if (i) the Board of Directors iseemedia withdraws, modifies, or changes its recommendation in a manner adverse to Synchronica, (ii) the Board of Directors of iseemedia approves or recommends acceptance of an Acquisition Proposal, (iii) the Board of Directors of iseemedia does not reaffirm its recommendation in favour of the Offer to the iseemedia Shareholders in a press release or Directors' Circular within three calendar days of a written request by Synchronica (or by the Expiry Date, whichever is earlier); (iv) the Board of Directors of Synchronica remains neutral beyond 10 calendar days following the public announcement of an Acquisition Proposal; (v) Synchronica has been notified in writing by iseemedia of an agreement other than a confidentiality agreement providing for or to facilitate any Acquisition Proposal and either: (A) Synchronica does not deliver an amended Offer within four business days of delivery of the such an agreement to Synchronica, or (B) Synchronica delivers an amended Offer but the Board of Directors of iseemedia determines that the Acquisition Proposal provided in such an agreement continues to be a Superior Proposal in comparison to the Offer or an amended Offer of Synchronica; or (vi) iseemedia proposes to accept, approve, recommend or enter into any agreement relating to a Superior Proposal.

If any of the foregoing occur, then the $500,000 termination fee must be paid to Synchronica on the earlier of the date the iseemedia Shares are acquired and the date the Acquisition Proposal is approved or recommended or entered into or agreed to.

11. Other Arrangements, Agreements, Commitments or Understandings relating to the Offering

Prior to making the Offer, Synchronica entered into the Lock-up Agreements with the Locked-up Shareholders. Other than those agreements and the Support Agreement, there currently are: (a) no agreements, commitments or understandings made or proposed to be made between Synchronica and any of the directors or officers of iseemedia; and (b) no agreements, commitments or understandings, formal or informal, between Synchronica and any security holder of iseemedia with respect to the Offer or between Synchronica and any other person or company with respect to any securities of iseemedia in relation to the Offer.

12. Material Changes and Other Information

Synchronica is not aware of any information which indicates that any material change has occurred in the affairs of iseemedia since May 31, 2010, the date of the filing of the unaudited interim financial statements of iseemedia, other than as disclosed herein or otherwise publicly disclosed by iseemedia, and Synchronica does not have any knowledge of any other matter that has not previously been generally disclosed and which would reasonably be expected to affect the decision of iseemedia Shareholders or iseemedia Warrantholders to accept or reject the Offer.

13. Effect of the Offer on the Market for and Listing of iseemedia Shares

The purchase of iseemedia Shares and iseemedia Warrants by Synchronica pursuant to the Offer will reduce the number of iseemedia Shares that might otherwise trade publicly and will reduce the number of holders of iseemedia Shares and iseemedia Warrants and, depending on the number of iseemedia Shares and iseemedia Warrants acquired by Synchronica, could adversely affect the liquidity and market value of the remaining iseemedia Shares held by the public.

The rules and regulations of the TSXV establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the iseemedia Shares from the TSXV. Among such criteria is the number of iseemedia Shareholders, the number of iseemedia Shares publicly held and the aggregate market value of the iseemedia Shares publicly held. Depending on the number of iseemedia Shares purchased under the Offer, it is possible that the iseemedia Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the iseemedia Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such iseemedia Shares. If permitted by applicable Laws, subsequent to completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, Synchronica intends to apply to delist the iseemedia Shares from the TSXV. If the iseemedia Shares are delisted from the TSXV, the extent of the public market for the iseemedia Shares and the availability of price or other quotations would depend upon the number of iseemedia Shareholders, the number of iseemedia Shares publicly held and the aggregate market value of the iseemedia Shares remaining at such time, the interest in maintaining a market in iseemedia Shares on the part of securities firms, whether iseemedia remains subject to public reporting requirements in Canada and other factors.

After the purchase of the iseemedia Shares under the Offer, iseemedia may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities laws of Canada or may request to cease to be a reporting issuer under the securities laws of Canada.

14. Regulatory Matters

Synchronica's obligation to take up and pay for iseemedia Shares and iseemedia Warrants tendered under the Offer is conditional upon all Appropriate Approvals having been obtained on terms satisfactory to Synchronica, acting reasonably.

Securities Laws

The distribution of the Synchronica Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities Laws, United Kingdom securities Laws and U.S. securities Laws.

The Offer to Purchase and Circular have been prepared in accordance with Canadian disclosure requirements, which differ from those in the United Kingdom and the United States. The financial statements and other financial information included with this document or incorporated (or deemed to be incorporated by reference) by reference herein have been prepared in accordance with International Financial Reporting Standards that are subject to International Auditing Standards and thus may not be comparable to financial statements and other financial information of Canadian or United States companies. The Synchronica Shares are not registered under the U.S. Exchange Act and, pursuant to applicable provisions of the U.S. Exchange Act, the Offer is exempt from the filing, procedural, disclosure and timing requirements applicable to tender offers under the U.S. Exchange Act. In the United Kingdom, the Prospectus Rules set out the circumstances in which publication of a prospectus is required and the prospectus content requirements. However, Synchronica is exempt from the requirement to publish a prospectus in relation to the Offer as the number of iseemedia Shareholders in any country in the European Economic Area is fewer than 100.

The Offer is being made in compliance with applicable Canadian rules governing take-over bids and tender offers, respectively, or applicable exemptions therefrom.

15. Tax Considerations

A Resident Holder will be considered to have disposed of the Resident Holder's iseemedia Shares (or iseemdia Warrants) for proceeds of disposition equal to the fair market value as at the time of the exchange of the Synchronica Shares (or Synchronica Warrants) acquired by such Resident Holder on the exchange. As a result, the Resident Holder will in general realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the iseemedia Shares (or iseemedia Warrants) immediately before the disposition. The cost to a Resident Holder of any Synchronica Shares (or Synchronica Warrants) acquired on the exchange will be equal to the fair market value of those shares (or warrants) as at the time of acquisition, and in determining their adjusted cost base, the cost of such Synchronica Shares (or Synchronica Warrants) will be averaged with the adjusted cost base to that Resident Holder of any other Synchronica Shares (or Synchronica Warrants) held by the Resident Holder at that time as capital property.

All holders of iseemedia Shares or iseemedia Warrants should consult their own independent tax advisors having regard to their own particular circumstances regarding the tax consequences of the Offer and holding Synchronica Shares and Synchronica Warrants.

16. Depositary

Synchronica has engaged Computershare Investor Services Inc. to act as Depositary for the receipt of iseemedia Shares, iseemedia Warrants and related Letters of Transmittal and Notices of Guaranteed Delivery deposited to the Offer and for the payment for iseemedia Shares and iseemedia Warrants purchased by Synchronica pursuant to the Offer. The Depositary will receive reasonable and customary compensation from Synchronica for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Synchronica has also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the provincial securities laws of Canada.

iseemedia Shareholders and iseemedia Warrantholders should contact the Depositary or Synchronica for assistance in accepting the Offer and in depositing the iseemedia Shares and iseemedia Warrants with the Depositary. Contact details for the Depositary are provided at the end of the Offer to Purchase and Circular.

There are currently no fees or commissions to any broker, dealer, or other person contemplated for soliciting tenders of the securities pursuant to the Offer. However, Synchronica reserves the right to do so in the future.

17. Experts

The consolidated financial statements of Synchronica included with this Offer to Purchase and Circular have been audited by BDO LLP, as stated in their report, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. BDO LLP has advised that it is independent with respect to Synchronica within the meaning of the IFAC Code of Ethics for Professional Accountants (Section 8).

18. iseemedia Shareholders' Statutory Rights

Securities legislation in the provinces and territories of Canada provides security holders of iseemedia with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in the Circular or a notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders of iseemedia should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

19. Directors' Approval

The contents of the Offer to Purchase and Circular have been approved and the sending thereof to the iseemedia Shareholders has been authorized by the Board of Directors of Synchronica.

CONSENT OF BDO LLP

To the Directors of Synchronica plc (the "Company")

We have read the Offer to Purchase and Circular of the Company dated July 22, 2010 relating to the offer to purchase all of the outstanding common shares of iseemedia Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the Offer to Purchase and Circular, of our reports to the Directors on the consolidated statement of financial position of the Company dated December 31, 2007, 2008 and 2009 and the consolidated statement of comprehensive income and the consolidated statement of cash flow for the periods then ended. Our reports are dated June 29, 2010 and April 30, 2009.

(Signed)

BDO LLP

July 22, 2010

CERTIFICATE OF SYNCHRONICA PLC

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: July 22, 2010

(Signed)

Carsten Brinkschulte

Chief Executive Officer

(Signed)

Angus Dent

Chief Financial Officer

On behalf of the Board of Directors

(Signed)

Michael Jackson

Director

(Signed)

David Mason

Director

SCHEDULE "A"

Extract of the
Combined Code on Corporate Governance (July 2003)

C.3 Audit Committee and Auditors

Main Principle

The board should establish formal and transparent arrangements for considering how they should apply the financial reporting and internal control principles and for maintaining and appropriate relationship with the company's auditors.

Code provisions

C.3.1 The board should establish an audit committee of at least three, or in the case of smaller companies two, members, who should all be independent non-executive directors. The board should satisfy itself that at least one member of the audit committee has recent and relevant financial experience.

C.3.2 The main role and responsibilities of the audit committee should be set out in written terms of reference and should include:

- To monitor the integrity of the financial statements of the company, and any formal announcements relating to the company's financial performance, reviewing significant financial reporting judgments contained in them;
- To review the company's internal financial controls and, unless expressly addressed by a separate board risk committee composed of independent directors, or by the board itself, to review the company's internal control and risk management systems;
- To monitor and review the effectiveness of the company's internal audit function;
- To make recommendations to the board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditor and to approve, the remuneration and terms of engagement of the external auditor;
- To review and monitor the external auditor's independence an objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional an regulatory requirements;
- To develop and implement policy on the engagement of the external auditor to supply non-audit services, taking into account relevant ethical guidance, regarding the provision of non-audit services by the external audit firm; and to report to the board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

C.3.3 The terms of reference of the audit committee, including its role and the authority delegated to it by the board, should be made available. A separate section of the annual report should describe the work of the committee in discharging those responsibilities.

C.3.4 The audit committee should review arrangements by which staff of the company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. The audit committee's objective should be to ensure that arrangements are in place for the proportionate and independent investigation of such matters and for appropriate follow-up action.

C.3.5 The audit committee should monitor and review the effectiveness of the internal audit activities. Where there is no internal audit function, the audit committee should consider annually whether there is a need for an internal audit function and make recommendation to the board, and the reasons for the absence of such a function should be explained in the relevant section of the annual report.

C.3.6 The audit committee should have primary responsibility for making a recommendation on the appointment, reappointment and removal of the external auditors. If the board does not accept the audit committee's recommendation, it should include in the annual report, and in any papers recommending appointment or re-appointment, a statement for the audit committee explaining the recommendation and should set out reasons why the board has taken a different position.

C.3.7 The annual report should explain to shareholders how, if the auditor provides non-audit services, auditor objectivity and independence is safeguarded.

APPENDIX "A"

SYNCHRONICA PLC

MANAGEMENT'S DISCUSSION & ANALYSIS
DECEMBER 31, 2008

This Management's Discussion and Analysis ("MD&A") of Synchronica Plc ("Synchronica, the "Company", the "Group", or "we") is dated July 19, 2009 and provides an analysis of the Company's performance and financial condition for the year ended December 31, 2008, as well as an analysis of future prospects. The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, comprised of all the Non-Executive directors. The audit committee reviews this disclosure and recommends its approval by the Board of Directors.

This MD&A should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2008, including the related note disclosure, both of which are prepared in accordance with International Financial Reporting Standards (IFRS), International Financial Reporting Interpretations Committee (IFRIC) interpretations and with those parts of the U.K. Companies Act of 2006 applicable to companies reporting under IFRS. All dollar figures included therein and in the following discussion and analysis are quoted in U.K. pound sterling unless otherwise specified. Additional information relevant to the Company's activities can be found on the Company's website at ***www.synchronica.com****.*

This MD&A may contain forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements speak only as of the date on which they are made, are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Examples of some of the specific risks associated with the operations of the Company are set out below under "Principal Risk and Uncertainty". Actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements.

OVERALL PERFORMANCE

Synchronica develops and markets industry standard mobile email and synchronisation solutions for the vast majority of devices in the market today. Mobile operators, device manufacturers, and service providers in emerging and developed markets use Synchronica products to offer mobile email, PIM synchronisation, and backup and restore services to their consumer and corporate customer base.

Synchronica has shown substantial progress in 2008, due to our continuous campaign of sales and marketing, the acquisition of competitor AxisMobile and the introduction of market leading technologies in our flagship products Mobile Gateway and Mobile Backup.

The management team of Synchronica has defined a focused and consistent product marketing strategy and we are executing with encouraging results. Synchronica has moved beyond the orientation and proof-of-concept stage of previous years and is now in the commercialisation and expansion phase.

We have seen an increased interest in our products from mobile operators and device manufacturers and we have continuously improved our competitive positioning both from a technical and marketing perspective.

Financial Highlights

- In 2008, the Company's revenues increased by 61% to £3.7m (2007: £2.3m). The loss for the year, after allowing for exceptional cost of sales items, arising from the alignment of accounting policies between Synchronica and Axis Mobile, and reorganisation costs, was increased marginally to £2.6m (2007:£2.5m);

- The Company reduced cash used in operating activities by 39.5% to £2.6m (2007: £4.3m) during the year; and
- Increased cash and cash equivalents by 337.5% to £3.5m (2007: £0.8m). The Company continues to be financed exclusively by its shareholders, with existing and new investors, contributing £5.1m of new capital during the year.

The new funds raised were used primarily to integrate our competitor AxisMobile in a timely manner, which we achieved by the end of the year. The fund raisings also provided us with increased working capital to accelerate our marketing, sales and product development capabilities.

Operational Highlights

- Significant increase in contract wins, with 13 new customers in 12 countries validating the strategy to focus on mobile email in emerging markets.
- Addressable market of potential end-user subscribers to Synchronica's services increased to approximately 300m.
- Acquisition and integration of former competitor AxisMobile, with technology and customers of AxisMobile been transferred to Synchronica and cost reduced to prior levels.
- New version of Mobile Gateway 4.0 launched, enabling mobile email for 100% of mobile phones in the market.
- Raised £5.1m to fund acquisition and further expansion of sales and marketing activities.
- Execution of an agreement with Nokia Siemens Networks, the world's second largest network equipment provider.

Market Overview

2008 may have been the year when mobile email finally became a mass-market phenomenon. While mobile email has so far been limited to the high-end of the business market and firmly associated with the BlackBerry, we are now seeing this concept expanding to the professional consumer and even into the consumer mass-market. While in the high-end enterprise market, a homogenous end-to-end solution such as BlackBerry or Windows Mobile is advantageous, the very heterogeneous mass-market requires vendor-neutral solutions which provide mobile email to the widest possible range of devices.

The preference for vendor-neutral solutions is shared in particular by mobile operators which need to support a wide range of mobile devices from various handset manufacturers and tend to avoid single-vendor lock-in situations. Industry-standard-based solutions like Synchronica's Mobile Gateway offer a substantial advantage in a heterogeneous environment as they can provide vendor-neutral support for a wide range of devices without having to develop proprietary client software for a large number of often incompatible mobile operating system platforms.

Contrary to the common belief that Smartphones are quickly becoming the norm, research specialist Gartner reported recently that Smartphone sales were down to 38 million units, representing a 12% market share of a total 314 million phones shipped in Q4 2008. At the same time, the fragmentation within the Smartphone segment has been increased by the introduction of new and incompatible platforms (Apple iPhone, Google Android) and this trend seems to be continued with the recent announcement of yet another platform by Palm (WebOS).

With the vast majority of devices in the market and the new devices shipping being feature phones and basic phones, where the clients of proprietary push email solutions cannot be installed, and the fragmentation of the relatively small Smartphone segment increasing, vendor-neutral, industry-standard solutions like Synchronica Mobile Gateway, which can support Smartphones, feature phones and even basic phones without requiring additional client software to be installed, are gaining competitive advantage over proprietary competitors.

The trend to offer mobile email and synchronisation services seems to be particularly strong in emerging markets, where the PC penetration remains very low, yet the mobile phone is phenomenally successful. While the mobile phone in the developed world will probably always remain a secondary access point to the Internet, mobile operators in emerging markets have the unique opportunity to position the mobile phone as the primary device for accessing the Internet and its applications.

The average revenue per user (ARPU) in emerging markets is obviously lower than in the developed world and the device spectrum is heavily skewed towards the low-end. Only very few users in emerging markets are able to afford a high-end Smartphone which typically sells around US$300 (unsubsidized) and thus the vast majority of devices are mass-market feature phones or even low-end basic phones.

Based on the observations above, we have focused Synchronica's product marketing and sales strategy on providing a vendor-neutral mobile email and synchronisation service that can address the widest-possible range of devices ranging from high-end Smartphones to low-end basic phones. We have focused our sales efforts primarily on emerging markets, where we see the largest market potential, while our competitors are showing weakness due to lack of addressable market and our product has substantial unique selling points.

Reduced Loss, Improved Efficiency and Increased Revenues

A slowdown in subscriber spending can be offset by strong value added propositions. The need for flexible applications that can be adapted with ease to meet a vast assortment of functions is paramount. At Synchronica, we believe that our offerings, coupled with our unique approach to providing these, are perfectly suited in helping mobile operators worldwide to transform the current economic downturn into a highly lucrative opportunity.

During 2008, Synchronica invested heavily in product development whilst building up significant experience in assisting operators to identify and tap into new revenue streams. There is a good chance that for operators, 2009 will be the year of improved efficiency and increased revenue, leading to higher profitability, and Synchronica is well positioned to help operators achieve this.

Market Trends and Demands in 2009

Year 2009 started with an important milestone within the tele-communications sector—the global networks reached more than four billion subscribers worldwide. From affluent addresses in central London, to the grit and poverty of Brazil's infamous Favelas, mobile phones have cut through economic and cultural barriers. Mobile technology has truly enveloped the planet, and with one in two now using a mobile phone, the potential to connect via advanced messaging such as mobile email is enormous. Yet, consumer mobile email still remains a largely untapped market, waiting for operators to exploit.

As the global economic downturn continues to gather pace, subscribers are becoming increasingly savvy in their quest to find value from their mobile provider. This change in the spending habits of consumer and enterprise customers is presenting interesting challenges to mobile operators. For operators fighting the recession, 2009 may become the year of improved efficiency and introduction of new data services aiming to compensate for stagnating voice revenues with a potential to maintain or even increase the average revenue per user (ARPU).

Possible Future Trends of 2009

The Company believes that, during 2009, operators will be put under pressure by shareholders to reduce their spending. In the past, operators invested heavily in non-core infrastructure, and the human resources required for maintaining it. Outsourcing and resource utilisation will emerge as massive cost saving opportunities, enabling operators to maximize efficiencies.

Indian network operators have already achieved this by radically slashing their Opex and non-network CAPEX costs. Here the outsourcing of customer support lines and IT systems is common place, and even with a meagre monthly ARPU of US$9, operators in India generate profit margins that exceed 40%.

The Indian business model has caught the attention of many operators around the world, and is being replicated across diverse markets. Zain, the pan-African and Middle Eastern giant recently announced a new strategy to outsource back office functions and improve cost savings. Zain envisages that, within 12 months, they will realise improvements in their operating margin to the region of 5%. Zain considers this strategy integral to the vision of becoming a top-ten global mobile telecoms operator by 2011.

Synchronica has identified this emerging trend, and is now offering managed services that enable operators to deploy their Mobile Gateway or Mobile Backup service without having to invest in additional IT infrastructure or costly management resources. The service is hosted in a Synchronica-managed data centre, and is proving to be popular with a number of customers.

Synchronica also provides a comprehensive professional services offering that supplements the full life cycle of our software products, from installation, deployment, and configuration to systems integration, as well as customer-specific feature enhancements. Designed for operators who wish to outsource product development, Synchronica's professional services offering encompasses skilled systems engineers, dedicated software project developers, and deployment specialists. They are fully knowledgeable of our products and closely liaise with our product development and quality assurance.

As a product, Mobile Gateway maximizes efficiencies by providing operators with significant savings on costly network bandwidth. The OMA-EMN standard for example, fully supported by Mobile Gateway, uses an SMS trigger to provide push email without the device needing to maintain a permanent data connection. This improves battery life, but more importantly reduces the number of simultaneous data connections implying load on the network base stations, enabling operators to service a larger number of mobile email users without having to expand their network capacity.

Similarly, Mobile Gateway's new transcoding engine, which allows email attachments to be accessed even from mass-market mobile devices, also helps to improve network efficiency. By converting and reducing the size of attachments to match the screen of the handset, the transcoding engine dramatically reduces data traffic across the network.

Informa Telecoms & Media believes that the economic downturn has resulted in operators placing a greater focus on subscriber retention. During this period, lower investment capital, lower revenues and less money being spent by subscribers may become commonplace.

Encouraging loyalty to cut customer acquisition expenditure and maintain revenue is a vital component of longevity. The cost of acquiring a new subscriber can substantially exceed the cost of retaining an existing subscriber. If a customer churns, the investment for customer acquisition is lost, often before the customer has generated enough revenue to pay back the acquisition costs. Operators now invest in developing effective churn management strategies which aim to increase market share, build subscriber loyalty and enhance profitability.

Mobile device loss is closely linked to subscriber churn. Research commissioned by technology consulting firm, Booz Allen Hamilton, shows that ahead of poor service provision and tariff strategies; mobile phone loss, theft, and damage contribute heavily to subscriber churn.

The data across all markets is staggering. Nigeria's Minister of Information and Communications recently disclosed that three mobile phones are reported lost or stolen every minute in her country. London's Metropolitan Police receive 10,000 complaints monthly, and according to data obtained from LIRNEasia, Singapore, which typically enjoys low-levels of crime, records a 31% year-on-year increase of mobile theft.

Synchronica's Mobile Backup product, in tandem with other restoration initiatives, is being used by operators to mitigate lost ARPUs and reduce churn. If subscribers do not have their contacts transferred onto a new mobile phone in case of loss or replacement, they tend to use it less. This does not sit well with the business of operators, who are keen to have subscribers use their phones as frequently as possible. Mobile Backup backs up subscriber contacts onto a remote server at pre-defined intervals, and seamlessly populates the replacement mobile phone with this saved data.

Synchronica's Mobile Gateway product addresses subscriber churn by providing a "sticky" mass-market service which makes users literally dependent on the service due to the frequent usage patterns of mobile email. Also known as the "Crackberry"effect, mobile email is highly addictive and will prevent users from switching to a different carrier as they would lose access to their email, especially if Mobile Gateway is combined with an operator-provided email address.

Synchronica believes that even during this current economic climate, when users are less likely to upgrade to data-intensive Smartphones, operators can increase revenues, for example by offering new service strategies to enhance revenue streams from legacy phones.

With carrier-grade scalability and integration, Synchronica's Mobile Gateway fits seamlessly into an operator's existing IT and network infrastructure. It enables a swift and easy deployment of a fully branded and secure mobile email and synchronization service that unlocks new and creative revenue streams from existing users without requiring them to upgrade their handset to an expensive Smartphone. Unlike most other products, Mobile Gateway supports the entire range of devices – from the high-end Smartphone to mass-market feature phones and all the way down to the lowest common denominator, the basic phone. For operators, this means a larger addressable market, faster takeup-rate and a more profitable service in a shorter time.

Social Networks Market

According to data from Nielsen, two-thirds of the world's Internet population now visit social networking or blogging sites. If data analysis is any indication, this trend will continue. It is expected that global registrations amongst all social networking sites will grow almost exponentially until 2012. In 2008 alone, the social networking and micro-blogging service, Twitter, recorded between 5,000 and 10,000 new user registrations each day.

Social networking is by no means a phenomenon limited to the West. The use of social networking within emerging markets is exploding - comScore reports that the greatest year-on-year growth of social networking subscriptions comes from the Middle East and Africa (66%), and Latin America (33%).

A social network service focuses on building online communities of people who share common interests or relationships. Using these services, people share news, personal experiences, and update their mood - as succinctly demonstrated by celebrity Nicole Ritchie who told us via Twitter that it was a *"lazy Sunday. What movie shall I rent?"*.

Social networking is a service that is currently in vogue. Synchronica identified this growing trend relatively quickly, and added new functionality to Mobile Gateway which automatically pushes social networking and news updates from Twitter, Flickr or news sites such as Financial Times or ESPN to any mass-market mobile phone. This drives the volume of messages and in turn increases mobile phone and data usage, increasing revenue.

Mobile Phone as a Potential Advertisement Market

Of the worldwide mobile phone users who took part in a recent study commissioned by Morgan Stanley, 91% said that they check their mobile phone repeatedly by having it kept within arm's reach throughout the day and night.

This global study did more than just expose the usage habits of the world's mobile phone population. It illustrated the potential of a new advertising channel. With 4 billion mobile phones now in us worldwide, twice as many as television sets, the mobile phone has the potential to become the most widely adopted advertising medium - eventually beating print, cinema, radio, television and maybe even the Web.

There is a massive revenue opportunity for mobile operators to provide free email services to their subscribers, funded by advertising. With a small and non-intrusive advertising text inserted into each email sent and received, a consumer mobile email service could be offered completely free of charge to the user, which would result in an even faster take-up-rate and generate a massive boost to operator revenues.

One question remains - would subscribers be prepared to receive advertising messages in exchange for free mobile email? It certainly seems that they would. Combined, the top three webmail providers, Gmail, MSN Hotmail and Yahoo! have more than 600 million email accounts. These webmail providers have quietly created a culture of advertising funded email. They have been successful with this model for years, and made the concept of advertising funded email broadly accepted. It is therefore to be expected that a mobile email service funded by in email adverts would be equally acceptable to mobile users, in particular for those that are using a popular webmail service.

The general acceptance of mobile advertising is supported by research of Informa Telecoms & Media, which found that consumers are generally receptive to mobile advertising in return for free and relevant services. Harris Interactive found that 26% of current mobile phone subscribers would accept mobile adverts in exchange for free applications. It seems that society is ready to embrace an advertising funded service.

Some operators have already picked up on this trend. Generating 20 million advertising messages daily, via their prepay recharge platform, South African operator Vodacom projects that advertising revenue will exceed US$ 150 million by 2011. Similarly, in 2008, the total spending for mobile advertising in Japan reached US$ 4.4 billion - exceeding the combined revenues generated by radio and magazines channels. During these times of global recession, free truly could be a tidy revenue earner!

Operational Review

In 2008, we signed up several new operators, ranging from the smaller operators who have been contracted for up-front, fixed licence payments, to a Tier 1 telecom operator group who will pay ongoing, per-user licence fees. This now provides the Company with a healthy mix of revenue models, giving us immediate access to cash to enable further business development, plus a sustained stream to help us protect our position in the future. We also established global sales channels by teaming with Tier 1 partners extending the reach of Synchronica's sales efforts to better address the more than 700 operators worldwide.

Key deals included:

- Executed a global distribution agreement for Mobile Gateway with Brightstar Corp, a global leader in distribution and supply chain solutions for the mobile industry in February. Brightstar, with estimated annual gross revenues of US$4.8 billion in 2008, has local sales and distribution centres in 50 countries worldwide and a strong presence in the fast growing emerging markets in Asia Pacific, Africa, India and throughout Latin America.

- Entered into a license agreement with a Chinese handset manufacturer to provide Mobile Gateway as an Application Service Provider (ASP) to be introduced in partnership with mobile operators in the Chinese market. When launched, Synchronica will receive the greater of either 20% of all of the revenues received by the manufacturer from its customers for the service, or a minimum of US$1.00 per active handset per year.
- Executed a license agreement for Mobile Gateway with a mobile operator in Africa in September and received an initial purchase order for 250,000 user licences with an upfront licence fee of US$400,000.
- Received an expansion order from MTS, the largest mobile operator group in Russia and CIS, for the value of US$730,000 in September. A two phase roll-out, initially for Moscow and eventually expanded to their entire subscriber base of over 90 million users across Russia and the CIS region.
- A mobile operator in Belgium licensed SimpleMail in September, paying us a mix of up-front fee of €200,000 for professional services, plus an additional €0.34 per subscriber, per month. This demonstrates that Synchronica is not limited to emerging markets, but can succeed in the developed world, too.
- Entered into a group-wide agreement ("the Framework Agreement") with a major mobile operator group providing telecommunication services in Europe and to the rapidly growing emerging markets of Eurasia in November. The Framework Agreement represents Synchronica's largest contract by number of addressable subscribers as it intends to make Synchronica's Mobile Gateway available to all subsidiaries of the Group, which has more than 100 million subscribers worldwide.
- Under the Framework Agreement, Synchronica will receive a one-time activation fee of €1 per user, plus an annual subscription fee of up to €2.64 per user plus a yearly support fee of €0.96 per user. We believe the highest take-up rate will be from the operator's operations in emerging markets of Eastern Europe, the CIS and South East Asia.
- Received the first purchase order in context of the Framework Agreement from a European subsidiary of the mobile operator group in December.
- Won the first contract with Synchronica's distributor Brightstar for Entel, the second largest mobile operator in Chile with more than 6 million subscribers, in December. Synchronica received an initial purchase order for a 50,000 user license of Synchronica Mobile Gateway at US$2.92 per user, plus an annual fee of US$0.73 per user for support and maintenance.
- Sun Microsystems finally launched the Sun Java Mobile Communications Suite in December enabling mobile synchronisation for the Sun Communications Suite using the SyncML technology licensed from Synchronica in 2007. With an installed base of more than 240 million licenses worldwide, the Sun Communications Suite provides a large addressable market for Sun to up-sell the Synchronica-powered Mobile Communications Suite and Synchronica will receive annual royalty fees reported on a quarterly basis.
- Following the reporting period, Synchronica signed a global reseller agreement for Mobile Gateway with Nokia Siemens Networks in February 2009. The agreement enables NSN, the world's second largest network equipment provider, to offer an affordable, white-labelled, push email solution to mobile users across the globe. Nokia Siemens Networks has an unparalleled access to mobile operators worldwide, and we firmly believe it will provide the strength and global presence which can transform the technical advantage of Mobile Gateway into market leadership for Synchronica.

Acquisition of AxisMobile

On August 18, 2008, we announced the acquisition of the operating subsidiary of competitor AxisMobile Ltd and raised £5.1m in two institutional placings in order to create a well capitalised business and a market leader in mobile email and synchronisation solutions. We believe that the placings and the acquisition have accelerated the commercial growth and product development roadmap of Synchronica and increased our ability to provide email to the vast majority of handsets.

We believe that the acquisition of AxisMobile has given us immediate access to technology necessary to better exploit in particular the emerging-markets opportunity complementing Synchronica's award-winning Mobile Gateway with a clientless solution for phones operating under the WAP standard, as well as Email-to-SMS and Email-to-MMS gateways enabling even the most basic phones to send and receive email. AxisMobile's patented email Optimizer transcoding gateway adds the ability to read a large variety of email attachments on a range of standard feature phones that would otherwise be unable to support such functionality.

The acquisition was also instrumental to our increased success towards the end of the year. Following an auction process we realised cash for certain current assets, which were acquired with the purchase of AxisMobile Ltd. The auction realised US$3.75m, which was paid to Synchronica on December 22, 2008. This realisation of current assets is a very positive result from the acquisition. We are obviously pleased to have realised such a large sum, significantly strengthening our balance sheet. This transaction almost meets the costs of the acquisition while maintaining the upside of revenues from acquired customers and technology.

We are pleased to report that AxisMobile's core technology, SimpleMail, was integrated very quickly, allowing us to secure new contracts under the Synchronica brand and demonstrate a clear rationale for the acquisition, as well as the immediate commerciality of its products. In February 2009, we completed integration and announced Mobile Gateway 4.0 combining the SimpleMail technology into a single, unified product.

We are delighted with the entire process of the transaction, from acquisition to integration in a very short time frame. After the successful integration of AxisMobile, its customers and technology, we have now reduced the operating costs of the Company to levels similar to those prior to the acquisition. The Company has emerged from this process much stronger and abler to provide the right service to any operator in the world.

Product Development

Just after the close of the reporting year, we launched our latest version of Mobile Gateway, designated 4.0. This latest version includes the technology integrated from our acquisition of AxisMobile, substantially improving the competitive position of Mobile Gateway. This was the culmination of months of work and its release brings to market a mobile email system for all classes of handsets, from high-end Smartphones to low-end basic phones. Dramatically extending the reach in the low-end device spectrum, Mobile Gateway 4.0 introduces Email-to-SMS and Email-to-MMS gateways as well as Push-to-WAP/xHTML browser access - ideal for our target emerging markets, where PC-based access is limited and entry-level devices dominate.

Using the new Email-to-SMS gateway, users of entry-level handsets can become first class citizens of the mobile email world - they can send and receive emails as a standard SMS; their replies are automatically converted back to an email and sent to the destination. Mobile Gateway essentially turns any mobile phone, even the ultra-low-cost Nokia 1100, the most successful Nokia device ever built, with more than 300 million devices sold, into a "poor man's BlackBerry".

Mobile Gateway 4.0 also includes a document transcoding gateway, which allows a variety of attachments - such as Word, Excel and PowerPoint documents - to be displayed on mass-market phones which otherwise do not have the ability to display complex attachments. Document transcoding can also optimise images for display on a mobile phone, thereby reducing bandwidth requirements.

Crucially, and unlike other solutions, Mobile Gateway does not require users to install additional software on the handset or behind the firewall. The combination of this "zero-footprint" architecture with an additional over-the-air provisioning module for service activation increases adoption rates and improves the overall user experience.

For mid-range feature phones and Smartphones, Mobile Gateway 4.0 provides a BlackBerry-like experience using open industry standards such as Push IMAP and SyncML integrating with the native email and synchronisation clients built into more than 2 billion devices from all major handset manufacturers including Nokia, Sony Ericsson, Samsung, Motorola and others. It includes connectors for major consumer mail services such as Google Mail, Yahoo or MSN/Windows Live as well as for business servers such as Microsoft Exchange and Lotus Domino.

We believe this combination of technology is currently unique in the mobile market, providing operators with a larger addressable market and faster take-up rates than competing solutions. As a result, our operator customers will be more successful in launching mobile email solutions and Synchronica will benefit from this with increasing revenue streams.

Strategy

Our strategy remains to focus on targeting service providers (mobile operators, Internet providers, device manufacturers and application service providers) with a strong regional focus on emerging markets. The integration of AxisMobile's technology has immediately enhanced our opportunities within these regions and has bolstered our unique selling points. The feedback from existing and prospective customers regarding our product strategy and in particular the new features of Mobile Gateway 4.0 are very positive and encouraging.

Barriers to entry in our markets remain high and many of our competitors continue to mostly target the relatively small niche of the Smartphone segment, which comprises only 12% of mobile handsets worldwide, and even less in emerging markets. We continue to find strong and increasing demand for email and Internet access on mobile devices within countries where PC and fixed line telephony is minimal, and we do envisage this trend will continue or even increase.

Consequently, our marketing and sales teams are now working in Africa, South America, Asia and Eastern Europe/CIS completing contracts in these regions during the year. These markets offer huge potential for new clients and are perfectly suited to the type of service we can provide.

SELECTED ANNUAL INFORMATION

The following tables show selected financial information related to the Company for its three most recently completed financial years. The information contained in these tables should be read in conjunction with the Company's financial statements. An analysis of the information contained in these tables is set out below under "Results of Operations", "Liquidity" and "Capital Resources".

	2008 £'000	2007 £'000	2006 £'000
Total Revenues	3,708	2,285	1,068
Loss before discontinued operations and extraordinary items	2,575	2,478	5,465
Loss per share(1) before discontinued operations and extraordinary items	1.2p	3.6p	15.0p
Net Loss	6,205	2,970	6,655
Net Loss per Share(1)	3.0p	4.4p	18.3p
Total Assets	9,301	3,093	2,877
Total Long-term Liabilities	411	349	64
Dividends Declared Per Share	-	-	-

(1)Basic and fully diluted

Accounting Policies and Basis of Preparation

The Group financial statements have been prepared in accordance with EU endorsed International Financial Reporting Standards (IFRS), International Reporting Interpretations Committee (IFRIC) interpretations and with those parts of the Companies Act 1985 applicable to companies reporting to IFRS. All accounting standards issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee effective at the time of preparing these financial statements have been applied.

The financial statements have been prepared under the historical cost convention. A summary of the significant Group accounting policies adopted in the preparation of the financial statements is set out in the Annual Report and Accounts 2008 pages 40 to 45. These policies have been consistently applied to all the years presented, unless otherwise stated.

These financial statements have been prepared on the going concern basis which is supported by forecasts and projections covering the period to 31 December 2009.

RESULTS OF OPERATIONS

We continue to make significant progress towards becoming the leading provider of push mobile email solutions with a strong footprint in emerging markets. 2008 was a landmark year for the Company and we are pleased to report that we reached all the milestones we set out to meet, and more. Key amongst our achievements was the acquisition and integration of AxisMobile Ltd. ("AxisMobile") in September last year. The new, now integrated unique technology has allowed us to penetrate new markets and geographies, previously locked to us. We believe we are now one of very few providers in the world, which can provide a comprehensive mobile email and synchronisation solution to the entire market, from the consumer with the most basic of handsets to the professional business user with a Smartphone.

Financial Performance

Our financial performance has improved, as we once more increased revenue in line with market expectations. Given the current climate, we have been conscious of keeping our ongoing operating costs under control and have achieved this. After adding back one off costs associated with the acquisition of AxisMobile, the loss for the year is in line with expectations. During the year the Company raised £5.1 million, net of costs, which was supported by our existing as well as new investors. The funds were used primarily to integrate our competitor AxisMobile in a timely manner, which was achieved by the end of the year. These fund raisings also provided us with working capital to accelerate our marketing and sales capabilities, and we have quickly seen the reward of this investment with our strengthening sales pipeline. Commercialising a state of the art mobile email solution requires continuous investment in product development. Customers expect new versions of the product to be introduced on a regular basis to keep up with the rapidly developing mobile market. To further control these costs Synchronica has introduced a complex time and work tracking system for product and project development.

Reorganisation Costs

Costs of £2.0m (2007: £0.5m) were incurred on the closure of an office acquired with the acquisition of AxisMobile. In 2007 provision was made in respect of a former office. These costs are not expected to recur.

Operational Performance

We reached a number of milestone deals during the year, substantially increasing the number of operators using Mobile Gateway. This gives us a total accessible target market of more than 300 million users within our current customer base. Our strategy remains the same: to target those countries where the mobile handset is the primary route to Internet access and email distribution, and where PC penetration numbers are still minimal. Our addressable market is huge and growing rapidly, despite economic pressures. Industry analyst Informa estimates there will be close to 5 billion mobile phone subscribers by 2012, with almost all of the growth in the next few years coming from new users in emerging regions, the heart of Synchronica's target base. We are confident of signing up many more operators during 2009 and increasing our position as a premier provider of mobile email. Amongst our new client wins, we have now entered the markets of South America, India, the Middle East, and Russia/CIS. Where possible, we are trying to work with more than one operator in each country to ensure maximum penetration. For example, in Russia we work with two of the largest operators, with in aggregate over 120 million subscribers. One deal in particular with a Tier 1 operator, with over 100 million subscribers worldwide, has confirmed our position as a leading player in the industry. The significance of this contract is twofold. Firstly, it reduces the sales-cycle with the operator's subsidiaries as the price and legal framework has already been agreed, and secondly, it gives us access to an extremely large subscriber base in markets where we were previously not established. We believe we have now created a brand presence within our industry which will allow us to complete similar deals with other Tier 1 operators in the future.

PRINCIPAL RISKS AND UNCERTAINTY

Competition

There is a competitive market for the Group's products; on occasion this places pressure on sales price and sales margin. The Group monitors the products offered by competitors, functionality and price and if necessary adjusts price accordingly.

Employees

The Group's performance depends largely on key staff. The resignation of key individuals and the inability to recruit people with the right skills could adversely impact the Group's results. To mitigate these issues the Group provides a share option scheme and remuneration packages designed to retain key individuals.

Technological change

The pace of technological change is rapid and the Group seeks to be part of this. The Group is a member of key industry standard setting bodies, is seen as a thought leader, regularly monitors the activities of its competitors and continuously invests in product development. It is therefore considered unlikely that markets will develop without the Group responding in such a way as to make the Group's products less attractive than those of its competitors.

FINANCIAL RISK MANAGEMENT

Price and credit control risk

The Group has set prices for its products, which only senior management can adjust. The majority of the Group's customers are national mobile phone operators and offer it low credit risk.

Liquidity and cash flow risk

The Group monitors its cash position on a daily basis and maintains a detailed rolling weekly cash flow forecast for three months ahead. The Group's annual budgets include a cash flow forecast. All of these documents are regularly reviewed by the Directors. The Group does not have any borrowings and the Group's assets are principally funded by equity and cash in bank.

Foreign currency risk

The main financial risk arising from the Group's operations is foreign currency risk as the Group receives a significant proportion of its revenues in US Dollars and Euros. There were no forward contracts outstanding at year end.

Treasury management

The Group invests its cash balances, which are mainly held in sterling for appropriate periods with institutions with high credit ratings. The release of funds from deposit has been timed to reflect the Group's ongoing cash needs. The Group monitors interest rates, switching cash balances to bank accounts that provide competitive rates of return.

Environmental risk

The Group's policy is to ensure that it fully understands and manages the actual and potential environmental impact of its activities. Our operations are conducted in such a way that we comply with the legal requirements relating to the environment in all areas of our business.

LIQUIDITY

The Group finances its operations through a combination of shareholders' funding and cash generated from revenues. The Group's treasury policy aims to ensure that there are sufficient funds available to meet the projected cash flow requirements in the business plan. Management monitors the Group's liquidity on the basis of expected cash flow. Cash position is monitored on a daily basis and a detailed rolling weekly cash flow forecast for three months ahead is maintained.

Cash reports are produced and reviewed by senior management. Monthly cash flow statements are reviewed by management and annual cash flow budgets are produced and reviewed by the Board of Directors.

The Group's principal source of funding is from its shareholders, the Group has no borrowings.

A Consolidated Statement of Cash Flow is included in the 2008 Report and Accounts on Page 39. The group has semi-variable costs of approximately £475,000 per month and generally receives payment from its customers between 60 and 90 days from invoice. The directors therefore believe, given an even pattern to revenue generation, that the Company has a working capital requirement of approximately £1.5m.

The Company has no significant plans for capital expenditure. The business is not capital intensive, premises are leased, personal and lap top computers are purchased, servers are rented, office furniture is purchased. The carrying value of property plant and equipment in the Company's 2008 accounts was £192,000.

The Directors believe that the Group has sufficient funds, £3.5m at 31 December 2008, to meet its present needs. Cash is freely transferable between the parent Company and its subsidiaries both in the UK and other territories.

Credit risk

As of 31 December 2008, trade receivables of £21,000 (2007: Nil) were impaired. The amount of the provision was £21,000 (2007: Nil). The impairment as at 31 December 2007 related to the assessment of the recoverability of individual trade receivables.

The ageing of these receivables is as follows:

	2008	2007
	£'000	£'000
Up to 3 months	-	-
3 to 6 months	-	-
Over 6 months	21	-
	21	-

As of 31 December 2008, trade receivables of £329,000 (2007: £80,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing of these receivables is as follows:

	2008	2007
	£'000	£'000
Up to 3 months	29	5
3 to 6 months	281	53
Over 6 months	19	22
	329	80

The carrying amounts of the group's trade and other receivables are denominated in the following currencies:

	The Group	
	2008	2007
	£'000	£'000
GB Pound	669	233
US Dollar	982	1080
Euros	54	204
CH Francs	13	-
	1,718	1,517

Movement on the provision for impairment of trade receivables are as follows:

	The Group	
	2008	2007
	£'000	£'000
At 1 January 2008	-	137
Provision for impairment of receivables	97	-
Receivables written off in the year as uncollectible	(76)	(60)
Unused amounts reversed	-	(77)
At 31 December 2008	21	-

The group's exposure to credit risk, by class of financial instrument, is shown in the table below:

	The Group	
	2008	2007
Loans and Receivables	£'000	£'000
Financial Instruments	995	-
Trade receivables	722	1,274
Other receivables	191	116
Cash and cash equivalents	3,494	757
	5,402	2,147

CAPITAL RESOURCES

The Directors believe that the Company has sufficient capital resources to meet it present needs. At 31 December 2008, it had cash reserves of £3.5m, approximately £2m above its immediate working capital need.

At the period end the Company had made no commitments for capital expenditure.

The Company has no borrowing or loan agreements; it is financed from revenue and by its shareholders.

FOURTH QUARTER

As expected revenue for the year was heavily weighted towards the fourth quarter.

With the acquisition of a competitor company in September 2008, costs increased in the fourth quarter, this cost increase was temporary. By the end of Q1 2009, costs, measured on a monthly basis, had returned to their previous level.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

During the year the Company entered into two derivative agreements. The Company issued shares in exchange for the right to receive the proceeds of monthly swap settlements. Each settlement amount is determined by the Company's share price and by interest on the notional balance outstanding during that settlement period. Until the settlement of each swap the Company holds the risk and reward of market changes.

On 15 January 2008, the Company completed a placing of 30,000,000 ordinary 1p shares at a price of 2.6p. The Company also entered into its first derivative agreement, consisting of equity and interest rate swaps with a notional principal value of £1.9m. In July 2008, and after settlement of 5 of 24 equal swaps a second derivative agreement was contemplated. This second derivative agreement led to the deferred settlement of the first derivative agreement.

On 11 September 2008, the Company completed a placing of 21,666,666 ordinary 1p shares at a price of 3p. The Company also entered into the second derivative agreement, it was agreed that the remaining 19 swaps of the first derivative agreement would be delayed and settled on a monthly basis commencing October 2009. The monthly interest rate swap deduction (if any) for the first agreement is taken from the proceeds of the second derivative agreement.

Derivative Agreement Commencing 15 January 2008

The notional principal of this derivative agreement is divided into 24 equal swaps. The value of the swap settled in each period is determined by reference to the Company's share price, the equity swap, and to LIBOR (1 month GBP London Interbank Borrowing Rate), the interest swap. The amount received in respect of each equity swap is based on the Company's share price divided by the base rate of 8.333p multiplied by the principal being settled of £156,250. A change in share price of 0.1p from the base price will lead to a change in receipts of £938 per month. The settlement value of the interest rate swap to be deducted from the equity swap is arrived at by multiplying the outstanding notional principal amount over the period since the last settlement date by LIBOR minus 2.5% p.a.

Derivative Agreement Commencing 11 September 2008

The notional principal of this derivative agreement is divided into 12 equal swaps. The value of the swap settled in each period is determined by reference to the Company's share price, the equity swap, and to LIBOR (1 month GBP London Interbank Borrowing Rate), the interest swap. The amount received in respect of each equity swap is based on the Company's share price divided by the base rate of 4.0p multiplied by the principal being settled of £54,167. A change in share price of 0.1p from the base price will lead to a change in receipts of £1,354 per month. The settlement value of the interest rate swap to be deducted from the equity swap is arrived at by multiplying the outstanding notional principal amount over the period since the last settlement date by LIBOR minus 4.26% p.a. within overriding limits of 6.29% and 4.29%

Fair value of the swaps is calculated by discounting the forecast cash flows by reference to the current share price and LIBOR on the reference date.

SWAP dated 15 January 2008

(deferred)	15/01/2008	11/09/2008	31/12/2008
Company share price	6.25p	4.63p	3.75p
Interest rate payable / (receivable)	3.18%	2.88%	(0.33)%
Discount rate	12.50%	12.50%	12.50%
Fair Value (£000s)	1,182	581	565

SWAP dated 11 September 2008

	11/09/2008	31/12/2008
Company share price	4.63p	3.75p
Interest rate payable / (receivable)	2.88%	0.03%
Discount rate	12.50%	12.50%
Fair Value (£000s)	695	430

	2008	2007
	£'000	£'000
Current	530	-
Non-Current	465	-
	995	-

APPENDIX "B"

SYNCHRONICA PLC

MANAGEMENT'S DISCUSSION & ANALYSIS
DECEMBER 31, 2009

This Management's Discussion and Analysis ("MD&A") of Synchronica Plc ("Synchronica, "the Company", the "Group" or "we") is dated July 19, 2010 and provides an analysis of the Company's performance and financial condition for the year ended December 31, 2009, as well as an analysis of future prospects. The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, comprised of all of the Non-Executive Directors. The audit committee reviews this disclosure and recommends its approval by the Board of Directors.

*This MD&A should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2009 (the "Financial Statements"), including the related note disclosure, both of which are prepared in accordance with International Financial Reporting Standards (IFRS), International Financial Reporting Interpretations Committee (IFRIC) interpretations and with those parts of the U.K. Companies Act of 2006 applicable to companies reporting under IFRS. All dollar figures included therein and in the following discussion and analysis are quoted in U.K. pound sterling unless otherwise specified. Additional information relevant to the Company's activities can be found on the Company's website at **www.synchronica.com**.*

This MD&A may contain forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements speak only as of the date on which they are made, are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Examples of some of the specific risks associated with the operations of the Company are set out below under "Principal Risks and Uncertainty". Actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements.

OVERALL PERFORMANCE

Market overview

Synchronica believes that the mobile phone is becoming the preferred device for consumers in emerging markets to access Internet content and services. It is widely documented that in many developing countries, the mobile phone is starting to provide an accessible, cost-effective alternative to Internet cafes. Operators in these markets continue to experience massive subscriber growth and are seeing a rapid increase of mobile data usage as mobile phones are contributing to the economic growth in these regions.

According to the Program for Developmental Entrepreneurship, an initiative sponsored by the Massachusetts Institute of Technology, a developing country's GDP increases 0.6% whenever ten mobile phones per 100 people are added. Similarly, Blycroft Publishing, a UK-based telecommunications publisher, reported that Africa's mobile phone market grew by 25% in 2008, attracting 74 million new subscribers and taking the total number of subscribers to 370 million. Some of the factors that contributed to this growth, the study found, included the launch of eleven new networks in Ghana, Benin, Botswana, Congo-Brazzaville, Guinea-Conakry, Kenya, Niger, Nigeria, Senegal, Sudan and Uganda. A further study from Ernst & Young (Africa Connected: A telecommunications growth story), indicates this trend shows no sign of waning, with expectations of the mobile phone penetration in Africa to rise from 37% today to more than 60% in 2012.

Contrary to the common belief that subscribers in emerging markets lack sophistication and would not embrace services beyond simple voice and SMS, Juniper Research expects mobile revenues in the Middle East and Africa to hit $107bn by 2013, with data services expected to make up 24% of the total billed service revenue. The developing world is hungry for access to the online applications we take for granted – EEmail, instant messaging and social networking. Due to the low PC penetration in emerging markets, the mobile device has the opportunity to become the primary device for accessing these next-generation messaging applications.

Reporting on the mobile IM market in Africa and Latin America, Frost & Sullivan suggest that the total market for mobile Instant Messaging solutions is estimated to grow to almost 500 million users by 2015 from almost zero in 2008. This represents a CAGR of 54% over the next five to six years in these regions. Similarly, Informa estimates the mobile social networking market will undergo substantial growth over the next three years. At the end of 2008, there were approximately 92.5 million mobile social networking users globally, with conservative estimates putting this number at 641.6 million by 2013.

Taking these observations into account, Synchronica has made significant investments in its product and organisational structure to support our strategic objective of providing advanced mobile messaging services specifically geared to operators in the high-growth emerging markets. We believe that with our flagship product, Mobile Gateway 5, we now enable our customers to access the largest market potential. Mobile Gateway 5 fully addresses the needs of operators in emerging markets delivering messaging services to the entire device landscape – from high-end Smartphones to the most basic mobile phone. We further believe that the technical limitation of competing products are exposed when compared to Mobile Gateway, as they tend to address only high-end devices which are generally unsuitable to the demographic realities of operators in emerging markets. As a result, we are experiencing a high win-rate in competitive situations and we expect to continue expanding our customer base and market share.

Contract wins

2009 saw Synchronica win the most contracts signed by the Company in a single year. During the period, Synchronica announced 13 new orders for operators in various fast growing emerging markets to deploy our messaging product Mobile Gateway, in addition to an expansion order from one of the largest mobile operators in Russia and the CIS. Mobile Gateway now represents the vast majority of the Company's revenues. Revenue from Mobile Gateway has grown from £1.157m in 2008 to £3.1m in 2009.

Collaboration agreement, fund raising and launch of MessagePhone™

In June 2009, we announced a collaboration agreement with Brightstar, a leading device distributor, and KCM, a Korean device manufacturer, to build, market and sell a family of low cost mobile devices to be bundled with Mobile Gateway. To fund its development and rollout, we completed a placing which raised £4.7m, and in November 2009, we announced that our partners had received the first order for MessagePhone™.

The MessagePhone™ was launched in February 2010 at events in London and during Mobile World Congress in Barcelona. MessagePhone™ is a turnkey, integrated solution which includes an optimised handset and hosted push Email, synchronisation (calendar, contacts and tasks), social networking feeds and instant messaging services delivered via Synchronica's Mobile Gateway.

The first purchase orders have been received from subsidiaries of large mobile operator groups in Africa and Latin America. In March 2010, we announced that Synchronica had received a purchase order for Mobile Gateway – which is to be bundled with the initial 20,000 MessagePhones that will be shipped to the Latin American customer. The MessagePhone™ is distributed by Brightstar, a multi-billion dollar distributor with global reach and local presence in our target markets. We expect sales of the MessagePhone™ to accelerate in the second half of 2010 as the first two operators introduce the product to the market and further operators are signed up to introduce the MessagePhone™.

Reseller network

During the period we made good progress in establishing further channel partnerships with two telecommunications equipment vendors. This supplements our existing reseller partnership with Brightstar, which has successfully produced a number of contract wins in the Latin American region for us.

In February 2009, we announced the signing of a global reseller agreement with Nokia Siemens Networks, the world's second largest network equipment provider. While the agreement provides us with a valuable global sales channel, it also reiterates the strong competitive position that Mobile Gateway occupies in the market. We also signed our third distribution agreement with a large Asian telecommunications equipment vendor that wishes to remain unnamed. The vendor currently provides services to 31 of the 50 largest worldwide telecoms operators, and has invested a great deal of effort in building relationships with operators in particular in emerging markets.

We believe that our enlarged reseller network - Brightstar, Nokia Siemens Networks, and the Asian-based telecommunications vendor - delivers a global reach to our products. With five contract wins from our reseller network in 2009, it is obvious that the strategy is yielding results. We are confident of increased success via these channels for 2010 and beyond.

Enhancements to Synchronica Mobile Gateway

In order to improve the market reach and feature set of Synchronica's flagship messaging product, Mobile Gateway, we have made significant investments in research and development. In February 2009, we announced Mobile Gateway 4 which extends mobile Email and synchronisation to virtually any mobile phone in use today. This is achieved by combining Email-to-SMS and Email-to-MMS, in addition to attachment transcoding technology, with the existing industry standards used by Mobile Gateway. Thanks to these innovations, we are now able to address the entire device landscape from high-end Smartphones to the lowest common denominator, which is essential in our target market of emerging economies.

Continuing to improve the competitive positioning of our product, we announced after the period end the launch of our latest version of Mobile Gateway. In addition to push Email and synchronisation for virtually any mobile phone in use, Mobile Gateway 5's functionality is significantly expanded with the introduction of instant messaging and connectivity to social networking and newsfeeds. Initial feedback from existing and prospective customers has been very positive.

Acquisition of the IM business of Colibria AS (post-period end)

In April 2010, we completed the acquisition of the IMPS instant messaging business of Colibria As, a leading developer of mobile instant messaging technologies. In addition to Colibria's IMPS technology, Synchronica also acquired as part of the transaction 13 contracts with mobile operators. Colibria's proven, carrier-grade mobile IM technology and emerging markets-oriented customer base complement our focus on open standards-based messaging solutions, and we believe that the transaction will accelerate our entry into the mobile instant messaging market. In addition to bolstering sales of the MessagePhone™, which will be shipped with the technology ready-installed, we also intend to use the acquisition as a springboard for cross-selling and up-selling opportunities to further expand our market share in emerging markets.

Group strategy

Synchronica's strategy remains largely unchanged in that we continue to focus our efforts on mobile operators in emerging markets, service providers and handset manufacturers. The new features provided by Mobile Gateway 5 mean that Synchronica can now provide a 'one-stop' solution for next-generation mobile messaging. Our industry standards based approach to connect users to Email, Instant Messaging, Social Networks and Web-Feeds - offering a true, mass-market solution with the largest possible addressable market and service uptake, provides operators with a solution that can significantly increase revenues from data traffic and can help to combat subscriber churn. We will also continue to expand the MessagePhone™ initiative, in which we remain confident that with a significant addressable market in emerging economies, it will prove successful having already received two orders.

Outlook

Thanks to our reseller network, and the MessagePhone™, 2010 has started strongly. In addition to mobile operators, we are now starting to see significant interest from device manufacturers and distributors who wish to bundle Mobile Gateway with their products, allowing them to offer advanced mobile messaging to their users. This presents Synchronica with significant opportunities and adds substantially to our sales prospects.

As subscribers in emerging markets continue to sign on to mobile services in droves, we remain steadfast in focusing our efforts on being part of this massive opportunity. We continue to value and appreciate the support of our shareholders, in addition to our dedicated team which is focused on building Synchronica to become the preferred developer of next generation mobile messaging.

Cash Position and Flow

The Group turned the year with £2.63m (2008: £3.49m) of cash, and added £2.8m (gross) from a placing in April 2010, with a further £2m on a twenty four month swap, as described below. We derive our revenue from a relatively small number of discrete licensing deals, the frequency and timing of which is often difficult to predict. In recent years our revenue has been heavily weighted towards the second half.

With the level of interest shown in our product being at an all time high, our sales pipeline has never been stronger. However, we are reliant upon a steady and sustained conversion of these prospects into revenue and cash. Previously when the cash flow from revenue has been insufficient to meet the Group's needs the Group has successfully sought and received the support of its shareholders. Each fundraising requires engagement with the Group's shareholders and therefore we will need to undertake this discussion if and when the need arises.

SELECTED ANNUAL INFORMATION

The following tables show selected financial information related to the Group for its three most recently completed financial years. The information contained in these tables should be read in conjunction with the Company's Financial Statements. An analysis of the information contained in these tables is set out below under "Results of Operations", "Liquidity and Capital Resources".

	2009 £'000	2008 £'000 (restated)	2007 £'000
Total Revenues	3,827	3,708	2,285
Loss before discontinued operations and extraordinary items	2,250	2,561	2,478
Loss per share (1) before discontinued operations and extraordinary items	1.1p	1.2p	3.6p
Net Loss	3,175	6,192	2,970
Net Loss per Share(1)	0.6p	2.9p	4.4p
Total Assets	9,744	10,178	3,093
Total Long-term Liabilities	412	551	349
Dividends Declared Per Share	-	-	-

(1) Basic and fully diluted

Revenue growth results from the increased licensing of Synchronica's flagship product, Synchronica Mobile Gateway, which showed revenue growth of 175% year on year, 2007 to 2008 and 2008 to 2009 and which in 2009 accounted for more than 90% of the Company's revenue.

In September 2008 Synchronica made an acquisition of a competitor company, running this company for the period of integration, September 2008 to March 2009 lead to Synchronica incurring significant additional costs, the majority of which, £3.6m, were recognised in the 2008 accounts (2009: £0.4m). Administrative costs grew between 2007 and 2008 by £1.6m as we geared up to deliver and customise our software to more customers.

Accounting Policies and Basis of Preparation

The Group's Financial Statements have been prepared in accordance with EU endorsed International Financial Reporting Standards (IFRS), International Financial Reporting Interpretations Committee (IFRIC) interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. All accounting standards and interpretations issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee effective at the time of preparing these Financial Statements have been applied.

The Financial Statements have been prepared under the historical cost convention. A summary of the significant Group accounting policies adopted in the preparation of the Financial Statements is set out in the Annual Report and Accounts 2009 pages 32 to 37. These policies have been consistently applied to all the years presented, unless otherwise stated.

These Financial Statements have been prepared on the going concern basis which is supported by forecasts and projections covering the period to 31 December 2010.

RESULTS OF OPERATIONS

Financial results

We increased revenue slightly on last year at £3.83m (2008: £3.71m). The consensus broker expectation had been for higher revenues in 2009 and in the latter part of 2009 and into 2010 we believed that this had been achieved. However, we were informed in early 2010 by a customer that, as a result of that customer being involved in acquisition discussions, the relevant counter-signatures and purchase orders relating to the delivery of Mobile Gateway in 2009 would not be received in time for us to recognise the revenue in 2009. We gave the appropriate guidance to the market, and have in the meantime successfully restarted discussions with the customer aiming to conclude this contract soon after the acquisition is completed.

Our gross profits remain comfortably above 90% of revenue for our core Mobile Gateway product. Administrative costs, net of exceptional charges, have fallen from £6.6m in 2008 down to £6.0m in 2009. Excluding exceptional items we recorded a significantly reduced operating loss of £2.31m against a loss of £4.55m the previous year. The loss after tax was lower at £3.08m (2008: £6.10m) and loss per share was lower at 0.6p (2008: loss per share 2.9p).

Operational performance

During 2009, Synchronica launched Mobile Gateway 4, which incorporated the Email-to-SMS, Email-to-MMS and document transcoding technologies which we acquired with AxisMobile in 2008. Consequently our flagship messaging product, Mobile Gateway, which in 2008 could only support 1,380 mobile phones, can now support virtually any device - as of May 2010, we list 6,272 different models from hundreds of device manufacturers, representing more than 4 billion devices currently in use today. Following the reporting period, we launched Mobile Gateway 5 which in addition to mobile Email and synchronisation, now also provides instant messaging and connectivity to social networking communities.

As a result of the improved competitive position provided by Mobile Gateway 4, Synchronica signed a record 13 new contracts with mobile operators throughout 2009 - predominantly in the emerging markets of Africa, Asia and Latin America.

While in 2009 Synchronica received revenue from these customers for initial license requirements, we expect to receive further revenue as their user base grows and they place expansion orders. For example, five contracts have been signed with subsidiaries of a large Pan African and middle Eastern mobile group. Synchronica's relationship with these subsidiaries presents us with significant expansion potential. Combined, the five subsidiaries have placed initial orders which total 360,000 licenses for Mobile Gateway, yet they have over 75 million subscribers. Assuming a successful launch and reasonable take-up-rates, we have every reason to believe that we will see substantial expansion orders from these operators within the next 12-18 months.

The impact expansion orders have on revenue contribution has already been demonstrated. In April 2009, we announced two significant expansion orders with a combined value of us$645,000, from one of the largest mobile operators in Russia and the CIS. It is reasonable to expect subsequent expansion orders from our customers as they commercialise their service and the user base exceeds the initial license orders. Synchronica will also receive recurring revenues from customers in the form of hosting fees (where hosting is provided), annual support and maintenance subscriptions, and annual licensing from those customers who chose this arrangement.

We also made great progress in expanding our global sales channel during the reporting period by signing reseller agreements with Nokia Siemens Networks and an unnamed top-5 Asian network equipment provider. Both of these reseller partners, in tandem with our existing partner Brightstar, provide Synchronica with global access to mobile operators and provide the local presence required to win and support mobile operators around the world.

One-Off Costs

In 2009 there were one-off costs associated with an abortive acquisition of a technology company (£0.2m), a bad debt where the amount cannot currently be paid due to the introduction of exchange controls at short notice (£0.3m) and the closing of an office acquired by an acquisition (£0.5m). These one-off costs should be added back when considering the operating results as they have no bearing on the operating performance of the Company.

LIQUIDITY and CAPITAL RESOURCES

The Group finances its operations through a combination of shareholders' funding and cash generated from revenues. The Group's treasury policy aims to ensure that there are sufficient funds available to meet the projected cash flow requirements in the business plan. Management monitors the Group's liquidity on the basis of expected cash flow. Cash position is monitored on a daily basis and a detailed rolling weekly cash flow forecast for three months ahead is maintained. Cash reports are produced and reviewed by senior management. Monthly cash flow statements are reviewed by management and annual cash flow budgets are produced and reviewed by the Board of Directors.

The Group's principal source of funding is from its shareholders. The Group has no borrowings.

A Consolidated Statement of Cash Flow is included in the 2009 Report and Accounts on Page 28. The group has semi-variable costs of approximately £525,000 per month and generally receives payment from its customers between 60 and 90 days from invoice. The directors therefore believe, given an even pattern to revenue generation, that the Company has a working capital requirement of approximately £1.6m.

The Company has no significant plans for capital expenditure. The business is not capital intensive, premises are leased, personal and lap top computers are purchased, servers are rented, office furniture is purchased. The carrying value of property plant and equipment in the Company's 2008 accounts was £165,000 (2008 : £192,000).

The Directors believe that the Group has sufficient funds, £2.6m (2008: £3.5m) at 31 December 2008, to meet its present needs. Cash is freely transferable between the parent Company and its subsidiaries both in the UK and other territories.

PRINCIPAL RISKS and UNCERTAINTY

Competition

There is a competitive market for the Group's products; on occasion this places pressure on sales price and sales margin. The Group monitors the products offered by competitors, functionality and price and if necessary adjusts price accordingly.

Employees

The Group's performance depends largely on key staff. The resignation of key individuals and the inability to recruit people with the right skills could adversely impact the Group's results. To mitigate these issues the Group provides a share option scheme and remuneration packages designed to retain key individuals.

Technological change

The pace of technological change is rapid and the Group seeks to be part of this. The Group is a member of key industry standard setting bodies, is seen as a thought leader, regularly monitors the activities of its competitors and continuously invests in product development. It is therefore considered unlikely that markets will develop without the Group responding in such a way as to make the Group's products less attractive than those of its competitors.

FINANCIAL RISK MANAGEMENT

Price and credit control risk

The Group has set prices for its products, which only senior management can adjust. The majority of the Group's customers are national mobile phone operators and offer it low credit risk.

Liquidity and cash flow risk

The Group monitors its cash position on a daily basis and maintains a detailed rolling weekly cash flow forecast for three months ahead. The Group's annual budgets include a cash flow forecast. All of these documents are regularly reviewed by the Board of Directors. The Group does not have any borrowings and the Group's assets are principally funded by equity and cash in bank.

Foreign currency risk

The main financial risk arising from the Group's operations is foreign currency risk as the Group receives a significant proportion of its revenues in US Dollars and Euros. There were no forward contracts outstanding at year end.

Treasury management

The Group invests its cash balances, which are mainly held in U.K. pound sterling for appropriate periods with institutions with high credit ratings. The release of funds from deposit has been timed to reflect the Group's ongoing cash needs. The Group monitors interest rates, switching cash balances to bank accounts that provide competitive rates of return.

Environmental risk

The Group's policy is to ensure that it fully understands and manages the actual and potential environmental impact of its activities. Our operations are conducted in such a way that we comply with the legal requirements relating to the environment in all areas of our business.

Liquidity risk

The following table analyses the group's financial liabilities which will be settled on a net basis into the relevant maturity groupings based on the remaining period on the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounts is not significant.

Through working capital and the additional share capital raised the Company has met the obligations as disclosed below.

The Group	Less than 3 months	Between 3 and 6 months	More than 6 months
	£'000	£'000	£'000
At 31 December 2009			
Financial liabilities measured at amortised cost	1,300	-	-
At 31 December 2008			
Financial liabilities measured at amortised cost	1,961	-	-

Interest rate profile

The following table sets out the carrying amount of the Group's financial instruments that are exposed to interest rate risk as at 31 December 2009:

	Effective interest rate	2009 Carrying amount	Effective interest rate	2008 Carrying amount
		£'000		£'000
Floating rate with maturity within one year				
Cash and cash equivalents	0.3%	2,633	2.9%	3,494
Derivatives	1.1%	351	0.2%	530

Currency risk

The U.K. pound sterling equivalent of foreign currencies assets/(liabilities) held at the year end is as follows:

The Group	2009	2008
	£'000	£'000
US Dollar	704	2,022
Euros	774	(106)
Other currencies	38	140
	1,516	2,056

The effect of a 5 cent movement in the value of U.S. pound sterling against the US dollar at the balance sheet date would, all other variables held constant, result in a movement in the loss for the year of £60,000 (2008: £145,000). The effect of a 5 cent movement in the value of U.K. pound sterling against the Euro at the balance sheet date would, all other variables held constant, result in a movement in the loss for the year of £44,000 (2008: £26,000).

Derivative Financial Instruments

	2009	2008
Group	£'000	£'000
Current	351	530
Non-current	194	465
	545	995

Financial assets measured at fair value

	Fair Value Measurements		
	Level 1	Level 2	Level 3
	£'000	£'000	£'000
1 January 2009	995	-	-
Net gains and losses recognised in other comprehensive income	11	-	-
Amounts settled	(461)	-	-
31 December 2009	545	-	-

The Company has previously entered into two derivative agreements. The Company issued shares in exchange for the right to receive the proceeds of monthly swap settlements. Each settlement amount is determined by the Company's share price and by interest on the notional balance outstanding balance during that settlement period. Until the settlement of each swap, the Company holds the risk and reward of market changes.

On 15 January 2008, the Company completed a placing of 30,000,000 ordinary 1p shares at a price of 6.25p. The Company also entered into its first derivative agreement, consisting of equity and interest rate swaps with a notional principal value of £1.875m. At the request of the Company the settlement of swaps was delayed in November 2009, resuming in February 2010. 18 of 24 swaps remain to be settled at 31 December 2009.

On 11 September 2008, the Company completed a placing of 21,666,666 ordinary 1p shares at a price of 3p. The Company also entered into the second derivative agreement, consisting of equity and interest rate swaps with a notional principal value of £0.65m. The final swaps of this agreement settled in September 2009.

SWAP commencing 15 January 2008

	31 December 2009	31 December 2008
Company share price	3.375p	3.75p
Interest rate receivable	(2.01)%	(0.33)%
Discount rate	12.5%	12.5%
Fair value (£'000)	545	565

The notional principal of this derivative agreement is divided into 24 equal swaps. The value of the swap settled in each period is determined by reference to the Company's share price, the equity swap, and to LIBOR (1 month GBP London Interbank Borrowing Rate), the interest rate swap. The amount received in respect of each equity swap is based on the Company's share price divided by the base price of 8.3333p multiplied by the principal being settled of £78,125. A change in share price of 0.1p from the base price will lead to a change in receipts of £938 per month. The settlement value of the interest rate swap to be deducted from the equity swap is arrived at by multiplying the outstanding notional principal amount over the period since the last settlement date by LIBOR minus 2.5% p.a.

Fair value of the swaps is calculated by discounting the forecast cash flows by reference to the current share price and LIBOR on the reference date.

SWAP commencing 11 September 2008 settled in full

	31 December 2009	31 December 2008
Company share price	3.375p	3.75p
Interest rate payable	N/A	0.03%
Discount rate	12.5%	12.5%
Fair value (£'000)	-	430

FOURTH QUARTER

The Company traded similarly during the 3rd and 4th quarters of 2009 licensing its products to customers.

EVENTS AFTER THE BALANCE SHEET DATE

On 7 April 2010, the Company raised £2.0m before expenses of additional share capital. The Company placed 80,000,000 ordinary shares of 1p each at a price of 2.5p per share. Synchronica has entered into an equity based swap to retain much of the economic value of the shares issued. Settlement of the swap over the next 24 months will release the credit support posted by the Company, in addition the swap settlement will be an amount determined by reference price to the Synchronica share price. As such a change in share price of 0.25p from the base level of 3.3333p per share will lead to a change in receipts from the swap of £6,250 per month. In addition the Company issued 8,000,000 ordinary shares ordinary shares in lieu of fees for setting up the equity swap. In addition the Company issued 8,510,204 ordinary shares in accordance with the provisions of the agreement to purchase the shares of AxisMobile Limited in 2008.

On 21 April 2010, the Company raised £2,790,000 before expenses by placing 111,600,000 ordinary shares. The Company also entered into an asset purchase agreement with Colibria AS of Norway. The assets purchased from Colibria include their Instant Messaging and Presence Service (IMPS) business. The assets include intellectual property rights, software, a patent, customer contracts, reseller contracts, consultancy contracts and shares in a Filipino subsidiary. In addition Colibria granted a worldwide royalty free licence to Synchronica in respect of certain software in addition to the software described above. In consideration for these assets Synchronica made a payment of EUR 700,000 and issued of 54,054,054 ordinary shares initially and will issue up to 72,072,072 ordinary shares in October 2010 if all conditions are met.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

See the discussion above under "Financial Risk Management - Derivative Financial Instruments".

APPENDIX "C"

SYNCHRONICA PLC

MANAGEMENT'S DISCUSSION & ANALYSIS

JUNE 30, 2010

This Management's Discussion and Analysis ("MD&A") of Synchronica Plc ("Synchronica" or "the Company") is dated July 19, 2010 and provides an analysis of the Company's performance and financial condition for the six month period ended June 30, 2010, as well as an analysis of future prospects. The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, comprised of a majority of independent directors. The audit committee reviews this disclosure and recommends its approval by the Board of Directors.

*This MD&A should be read in conjunction with the Company's unaudited interim financial statements for the period ended June 30, 2010, including the related note disclosure, both of which are prepared in accordance with International Financial Reporting Standards (IFRS), International Financial Reporting Interpretations Committee (IFRIC) interpretations and with those parts of the U.K. Companies Act of 2006 applicable to companies reporting under IFRS. All dollar figures included therein and in the following discussion and analysis are quoted in U.K. pound sterling unless otherwise specified. Additional information relevant to the Company's activities can be found on the Company's website at **www.synchronica.com**.*

This MD&A may contain forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements speak only as of the date on which they are made, are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Examples of some of the specific risks associated with the operations of the Company are set out below under "Risk Factors". Actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements.

OVERALL PERFORMANCE

Synchronica plc's award-winning product portfolio includes the flagship product *Mobile Gateway*, which provides push email, synchronization, instant messaging, backup & restore, and mobile connectivity to social networks. Synchronica's products are white-labelled for sale under the brand identities of mobile operators and device manufacturers targeting high-growth emerging markets.

Synchronica has made significant progress during the first half of 2010 (a period that is commonly referred to in this document as H1) with a robust operational performance that has allowed the Company to generate substantially improved results. This increased traction is a result of the Company's consistent strategy to focus on opportunities in high-growth emerging markets and its dual strategy of licensing Mobile Gateway to mobile operators as well as device manufacturers targeting these regions.

Financial Highlights

- Revenues increased by 2.5 times to £3.43m (H1 '09: £1.33m), 90% of previous full year revenues (FY '09: £3.7m);
- Costs increased modestly to £4.1m (H1 '09: £3.5m);
- Gross profits increased significantly to £3.28m (H1 '09: £1.18m);
- Gross Margin continues to be high at 96%; and
- Loss before tax reduced to £1.34m (H1 '09: £2.49m loss).

Operational Highlights

- Launched MessagePhone™ in February 2010, introducing the first low-cost messaging device bundled with Mobile Gateway; two purchase orders received from operators in Africa and Latin America and sales are expected to accelerate in the second half of 2010.
- Announced major product upgrade to Synchronica Mobile Gateway 5, adding Instant Messaging and Mobile Social Networking, enhancing value proposition and improving the competitive position.
- Acquired Colibria's IMPS business with group-wide framework agreements covering over 320m subscribers in Latin America.
- Announced 10 deals with mobile operators and device manufacturers in H1 '10; expanded customer base to more than 40 contracts.
- Extended global reseller network contributed six deals in H1 '10; reseller network now includes Brightstar, Nokia Siemens Networks and an Asian-based telecoms vendor.
- Significantly increased deal size towards the end of H1 '10, with three $1m+ deals signed in June 2010.
- Increased traction with deals from three additional device manufacturers in H1 '10 bundling low-cost messaging devices with Synchronica Mobile Gateway to provide end-to-end push Email, instant messaging and mobile social networking.

Launch of Mobile Gateway 5

With the announcement of Mobile Gateway 5 at Mobile World Congress in February, the Company's flagship product has been significantly enhanced with key functionality, thereby improving its competitive positioning and even better addressing the requirements of its customers. Mobile Gateway 5 continues to deliver a state-of-the-art push email and synchronisation infrastructure, but now also supports push notifications for news feeds (RSS) as well as mobile connectivity for rapidly increasing social networks (SNS) such as Facebook, Twitter and LinkedIn. Finally, Mobile Gateway 5 introduces mobile instant messaging (MiM) with connectivity to existing communities such as Facebook chat, enabling customers to create their own communities, and allowing operators to bind customers and reduce churn.

The Company believes that Mobile Gateway 5 represents a very compelling and complete solution addressing the needs of operators, in particular in emerging markets, enabling them to deliver a complete suite of advanced mobile messaging services to the entire device landscape – from high-end Smartphones to the most basic mobile phones.

The Company's consistent technical approach of exclusively using open industry standards to deliver services to the native clients on mobile handsets, removing the requirement to download additional software to the device, continues to be a major competitive advantage. The Company believes that the technical limitation of most competing products is exposed when compared to Mobile Gateway, as they tend to address only high-end devices, which means they are failing to meet the demographic realities in emerging markets.

Initial feedback from existing and prospective customers has been very positive, and the Company has created a strong pipeline of mobile operators and device manufacturers interested in licensing Mobile Gateway 5. Since the product introduction of Mobile Gateway 5 at Mobile World Congress in February, the Company has already signed contracts with two customers and it expects to continue expanding its customer base and market share with this significantly enhanced product.

Launch of MessagePhone™ and Device Strategy

In June 2009, Synchronica announced a collaboration agreement with Brightstar, a global device distributor and KCM, a Korean device manufacturer, to design, build, market and sell a family of low-cost mobile devices that will be bundled with Synchronica's Mobile Gateway.

The Company launched MessagePhone™ with its partners in February 2010 at events in London and during Mobile World Congress in Barcelona. MessagePhone™ has received significant international media coverage in both print and online publications, and it has received several enquiries from prospective customers interested in the product. The current sales pipeline for potential new customers includes a double-digit number of mobile operators in Africa and Latin America.

Under the collaboration agreement, Synchronica receives a commission of 3% of the net sales revenue from the sale of every MessagePhone™. In addition, Synchronica receives licence fees, professional services, support and hosting revenues for the bundled Mobile Gateway. It has received the first two purchase orders for MessagePhone™, including revenues for licences and services for the bundled Mobile Gateway.

Since Mobile World Congress, Synchronica has seen significant interest from other device manufacturers to bundle Mobile Gateway with their devices to offer end-to-end solutions with push email, synchronisation, social networking and instant messaging. These device manufacturers are attracted by Synchronica's technical approach in using native messaging clients on the handsets and its experience in emerging markets, enabling device manufacturers to provide true product differentiation and better user experience, even on low-cost handsets.

Device Manufacturers have become a second pillar of Synchronica's marketing strategy and it has assigned a dedicated sales and marketing team to capture the additional revenue stream. The Company's device strategy is highly complementary to its core business of licensing to mobile operators; with its operator sales it is generating the infrastructure, and with device manufacturers it is producing the ideal devices for our platform.

Contract Wins

Synchronica has had a very active first six months in 2010 with a number of contracts being signed and orders being delivered to customers. While 2009 was a record-breaking year for the Company with 13 new customers announced, the Company has already signed an additional 10 customers during the first half of 2010 alone.

The Company is encouraged by the accelerating conversion rate and increasing deal size towards the end of the first half, underlined with the closing of three US $1m-plus deals in June 2010. Two of these deals are with device manufacturers that intend to bundle Mobile Gateway 5 with their devices. The first device manufacturer is aiming to sell its devices in the CIS and India, while the second device manufacturer will deliver its devices to one of the largest mobile operators in Indonesia. The third deal was secured through the Company's distributor Brightstar, delivering a large number of Mobile Gateway 4 licenses to a Tier-1 multinational operator group that provides services in Latin America.

The Company also received two purchase orders for an initial 100,000 licences from a further device manufacturer focused on selling devices to India. Whilst this may be a small order in the context of recent contract wins, the Company is confident that this will become a significant channel for it as the manufacturer has previously sold several million devices in the second largest mobile market in the world.

Strategy and Emerging Market Focus

A winning strategy calls for innovative thinking, clear focus and consistent execution, in particular in the fast moving and highly competitive sector of mobile telecommunications. Synchronica has a clear strategy of targeting mobile operators and device manufacturers with a strong focus on high-growth emerging markets. The Company is consistently executing this strategy and has aligned its product development, marketing and sales to the specific requirements of its target markets. As a result of this strategy, it now has a product that the Company believes ideally meets the requirements of our target customers and it is seeing the result of this with its increasing customer-win rate and rising deal size.

In emerging markets, broadband infrastructure is often outdated or simply unavailable, and very few households own a personal computer. Internet bandwidth tends to be an expensive commodity which is unjustifiable to the average wage earner. Consequently, Internet cafes are popular in emerging markets providing access to Internet services like email, instant messaging and social networking.

At the same time, the mobile phone is having a phenomenal success in emerging economies. ABI Research forecasts over five billion mobile subscriptions by the end of 2010, with an approximate 4.8 billion connections having been reached by the end of the year's first quarter. According to ABI Research, much of this growth will be registered in developing markets in Africa and the Asia-Pacific region. Africa remains the fastest growing mobile market with a year-on-year growth of over 22%. Mobile penetration in Asia-Pacific will rise significantly to 65% by the end of 2010. "This unprecedented growth is driven by India and Indonesia, which have together added over 150 million subscriptions in the past four quarters," comments ABI Research analyst Bhavya Khanna.

Synchronica believes that in emerging markets where consumers are mostly reliant on Internet cafes, the mobile phone has a unique opportunity to become the primary access device for Internet services. The Company believes that its products and strategy are well positioned to take advantage of this opportunity and accelerate the Company to a leading position in the race to market leadership for next-generation mobile messaging in emerging markets.

Global Reseller Network

Synchronica has established reseller arrangements with large organisations, the most important among these are Brightstar, Nokia Siemens Networks, and an Asian-based telecommunications vendor providing global reach and local presence.

The reseller network is key to the Company's accelerated market penetration, enabling the Company to scale beyond the capabilities of its direct sales force. In the first six months of 2010, the Company announced several deals received through its global reseller network, including the first significant purchase order generated thorough the preferred global reseller agreement with Nokia Siemens Networks.

Colibria Transaction

A key development this period was the agreement in March 2010 to acquire Colibria's IMPS business, including its technology and its entire IMPS customer base. This was an important milestone for the Company as it accelerates our entry to the instant messaging market and is also expected to boost sales of the MessagePhone™.

Synchronica continues to develop, market and support Colibria's open standards-based IM technology, and has started to integrate the Colibria product into Mobile Gateway. The Colibria IM client is also being pre-installed on the MessagePhone™ generating immediate synergy between the two products.

The transaction expanded Synchronica's customer base with 13 additional carrier contracts. Most importantly, the acquired contracts include group-wide framework agreements with two large-multinational operator groups, which provide a combined addressable market of more than 320 million subscribers.

The acquisition was well supported by new and existing institutional investors, and the Company received positive feedback from customers and partners, which it regards as a validation of its expansion strategy.

Customer Traction

Synchronica welcomed its 40th mobile operator customer in June 2010, effectively increasing the Company's customer base by 300% since 2007. The Company now has 20 mobile operators in live operation with its mobile email and mobile instant messaging products representing an addressable market of more than 430 million end-users. In addition, the Company's mobile messaging solutions are currently being deployed to a further 20 carriers in parallel with anticipated launch dates in July and August increasing the addressable market to more than 660 million end-users.

RESULTS OF OPERATIONS

Six months ended June 30, 2010

Financial Results

Revenue has increased more than two and a half times to £3.4m, when compared with the £1.3m for the same period last year. The revenue in H1 2010 is 90% of the £3.8m revenue reported for the whole of 2009. Historically, Synchronica's revenue has been heavily weighted towards the second half of the year (a period that is commonly referred to in this document as H2).

The Company has, as expected, seen a modest increase in our costs of 17% between H1 2009 and H1 2010. The Company owns all of its software outright, the majority having been developed in-house, and deliver the vast majority of professional services using its own staff; this means that, while costs will rise as we deliver more revenue, the Company expects that they will continue to rise far more slowly than the increase in revenue.

The loss for H1 2010, £1.3m, is almost half that of H1 2009, £2.3m. With increasing revenue and cost control we expect this trend of reducing losses to continue.

With revenue heavily biased towards the end of H1 2010, the Company's cash generation from operations in the period was delayed. The Company continues to monitor its cash position on a daily basis and continues to believe that the Company has sufficient cash to allow it to meet its present requirements, realise its assets and discharge its liabilities in the normal course of business.

Operational Review

The Company's focus on product development in tandem with a global reseller network is significantly improved. Over the past six months the Company has moved closer to its goal of Synchronica being the leading provider of mobile messaging services for mobile operators and device manufacturers in emerging markets.

While the initial period of the first half began with a slower than expected conversion rate, during the end of the period the Company saw strong demand for its products, an accelerated conversion rate and an increased deal size. The Company signed its three largest deals ever, totalling more than US $1m each, in June 2010. Two of these deals came from emerging market-focused device manufacturers intending to bundle Mobile Gateway with their devices. The third came from a Tier-1 multinational operator group that provides services in Latin America.

PRINCIPAL RISKS AND UNCERTAINTY

Competition

There is a competitive market for the Company's products; on occasion this places pressure on sales price and sales margin. The Company monitors the products offered by competitors, functionality and price and if necessary adjusts price accordingly.

Employees

The Company's performance depends largely on key staff. The resignation of key individuals and the inability to recruit people with the right skills could adversely impact the Company's results. To mitigate these issues the Company provides a share option scheme and remuneration packages designed to retain key individuals.

Technological change

The pace of technological change is rapid and the Company seeks to be part of this. The Company is a member of key industry standard setting bodies, is seen as a thought leader, regularly monitors the activities of its competitors and continuously invests in product development. It is therefore considered unlikely that markets will develop without the Company responding in such a way as to make the Company's products less attractive than those of its competitors.

Foreign currency risk

The main financial risk arising from the Company's operations is foreign currency risk as the Company receives a significant proportion of its revenues in US Dollars and Euros. There were no forward contracts outstanding at year end.

Currency risk

The sterling equivalent of foreign currencies assets/(liabilities) held at the period end is as follows:

The Company	2010 £'000	2009 £'000
US Dollar	859	704
Euros	797	774
Other currencies	72	38
	1,728	1,516

The effect of a 5 cent movement in the value of sterling against the US dollar at the balance sheet date would, all other variables held constant, result in a movement in the loss for the period of £68,000 (2009: £60,000). The effect of a 5 cent movement in the value of sterling against the Euro at the balance sheet date would, all other variables held constant, result in a movement in the loss for the year of £68,000 (2009: £44,000).

LIQUIDITY

A Consolidated Statement of Cash Flow is included in the 2010 Interim Accounts on Page 13. The group has semi-variable costs of approximately £650,000 per month and generally receives payment from its customers between 60 and 90 days from invoice. The directors therefore believe, given an even pattern to revenue generation, that the Company has a working capital requirement of approximately £2.0m.

The company has no significant plans for capital expenditure. The business is not capital intensive, premises are leased, personal and lap top computers are purchased, servers are rented, office furniture is purchased. The carrying value of property plant and equipment in the Company's 2008 accounts was £192,000 (2009: £165,000).

The Directors believe that the Group has sufficient funds, £0.8m plus debtors of £4.5m (2009: Cash £2.6m, debtors £ 1.7m) at 30 June 2010, to meet its present needs. Cash is freely transferable between the parent company and its subsidiaries both in the UK and other territories.

The Company finances its operations through a combination of shareholders' funding and cash generated from revenues. The Company's treasury policy aims to ensure that there are sufficient funds available to meet the projected cash flow requirements in the business plan. Management monitors the Company's liquidity on the basis of expected cash flow. Cash position is monitored on a daily basis and a detailed rolling weekly cash flow forecast for three months ahead is maintained. Cash reports are produced and reviewed by senior management. Monthly cash flow statements are reviewed by management and annual cash flow budgets are produced and reviewed by the Board of Directors.

To date the Company's principal source of funding is from its shareholders. The Company has no borrowings.

FINANCIAL RISK MANAGEMENT

Price and credit control risk

The Company has set prices for its products, which only senior management can adjust. The majority of the Company's customers are national mobile phone operators who offer it low credit risk.

Liquidity and cash flow risk

The Company monitors its cash position on a daily basis and maintains a detailed rolling weekly cash flow forecast for three months ahead. The Company's annual budgets include a cash flow forecast. All of these documents are regularly reviewed by the Directors. The Company does not have any borrowings and the Company's assets are principally funded by equity and cash in bank.

Treasury management

The Company invests its cash balances, which are mainly held in sterling for appropriate periods with institutions with high credit ratings. The release of funds from deposit has been timed to reflect the Company's ongoing cash needs. The Company monitors interest rates, switching cash balances to bank accounts that provide competitive rates of return.

Environmental risk

The Company's policy is to ensure that it fully understands and manages the actual and potential environmental impact of its activities. Our operations are conducted in such a way that we comply with the legal requirements relating to the environment in all areas of our business.

Liquidity risk

The following table analyses the group's financial liabilities which will be settled on a net basis into the relevant maturity groupings based on the remaining period on the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounts is not significant.

You may wish to refer to the disclosure on page 17 under "Liquidity and Cash Flow Risk", page 39 under "Financial Risk Management - Liquidity Risk" and page 50 under "Liquidity Risk" of the Company's Annual Report and Accounts 2009.

CAPITAL RESOURCES

Through working capital and the additional share capital raised the company has met the obligations as disclosed below:

The Company	Less than 3 months	Between 3 and 6 months	More than 6 months
	£'000	£'000	£'000
At 30 June 2010			
Financial liabilities measured at amortised cost	3,104	-	-
At 31 December 2009			
Trade payables and other payables	1,300	-	-

The Directors believe that the Company has sufficient capital resources to meet it present needs. At 31 December 2009 it had cash reserves of £3.5m, approximately £2m above its immediate working capital need.

At the period end the Company had made no commitments for capital expenditure.

The Company has no borrowing or loan agreements; it is financed from revenue and by its shareholders.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial assets measured at fair value

	Fair Value Measurements		
	Level 1	Level 2	Level 3
	£'000	£'000	£'000
1 January 2010	545	-	-
New derivative agreement	2,000		
Net gains and losses recognised in other comprehensive income	(823)	-	-
Amounts settled	(212)	-	-
30 June 2010	1,510	-	-

The Company has previously entered into two derivative agreements and entered a third derivative agreement on 31 March 2010. The company issued shares in exchange for the right to receive the proceeds of monthly swap settlements. Each settlement amount is determined by the company's share price and by interest on the notional balance outstanding balance during that settlement period. Until the settlement of each swap the company holds the risk and reward of market changes.

On 15 January 2008, the Company completed a placing of 30,000,000 ordinary 1p shares at a price of 6.25p. The Company also entered into its first derivative agreement, consisting of equity and interest rate swaps with a notional principal value of £1.875m. At the request of the company the settlement of swaps was delayed in November 2009, resuming in February 2010. 14 of 24 swaps remain to be settled at 30 June 2010.

On 11 September 2008, the Company completed a placing of 21,666,666 ordinary 1p shares at a price of 3p. The Company also entered into the second derivative agreement, consisting of equity and interest rate swaps with a notional principal value of £0.65m. The final swaps of this agreement settled in September 2009.

On 31 March 2010, the Company completed a placing of 80,000,000 ordinary 1p shares at a price of 2.5p. The Company also entered into the third derivative agreement, consisting of equity and interest rate swaps with a notional principal value of £2.0m. 21 of 24 swaps remain to be settled at 30 June 2010.

SWAP commencing 15 January 2008

	30 June 2010	31 December 2009
Company share price	2.000p	3.375p
Interest rate receivable	(2.01)%	(2.01)%
Discount rate	12.5%	12.5%
Fair value (£'000)	250	545

The notional principal of this derivative agreement is divided into 24 equal swaps. The value of the swap settled in each period is determined by reference to the Company's share price, the equity swap, and to LIBOR (1 month GBP London Interbank Borrowing Rate), the interest rate swap. The amount received in respect of each equity swap is based on the Company's share price divided by the base price of 8.3333p multiplied by the principal being settled of £78,125. A change in share price of 0.1p from the base price will lead to a change in receipts of £938 per month. The settlement value of the interest rate swap to be deducted from the equity swap is arrived at by multiplying the outstanding notional principal amount over the period since the last settlement date by LIBOR minus 2.5% p.a.

Fair value of the swaps is calculated by discounting the forecast cash flows by reference to the current share price and LIBOR on the reference date.

SWAP commencing 31 March 2010

	30 June 2010	31 December 2009
Company share price	3.375p	3.375p
Interest rate payable	0.85%	N/A
Discount rate	12.5%	N/A
Fair value (£'000)	1,760	-

APPENDIX "D"

PRO FORMA FINANCIAL INFORMATION ON SYNCHRONICA

The unaudited consolidated pro forma statement of financial position and unaudited consolidated pro forma statements of comprehensive income set out in this Appendix "D" have been prepared in a manner consistent with the accounting policies adopted by Synchronica in the financial year ended December 31, 2009 for illustrative purposes only to show the effect of the acquisition of iseemedia on financial position as if it had occurred on June 30, 2010 and on financial performance as if it had occurred on July 1, 2009. Because of its nature, the unaudited pro forma financial information addresses a hypothetical situation and does not, therefore, represent Synchronica's actual financial position or performance had iseemedia been owned during that period.

The unaudited pro forma financial information has been prepared under IFRS and on the basis of the notes set out below.

Unaudited consolidated pro forma statement of financial position of Synchronica as at June 30, 2010

	Synchronica As at June 30, 2010 (Note 1)	iseemedia As at March 31, 2010 (Notes 2 and 3)	Acquisition adjustments (Note 4)	Consolidated pre-fundraising	$3 million fundraising (Note 5)	$3 million Pro Forma As at June 30, 2010	Incremental $4 million fund raising (Note 5)	$7 million Pro Forma As at June 30, 2010
	£000	£000	£000	£000	£000	£000	£000	£000
Non-current assets								
Intangible assets	10,858	-	3,792	14,650	-	14,650	-	14,650
Property, plant and equipment	191	107	-	298	-	298	-	298
Derivative financial instruments	711	-	-	711	-	711	-	711
Total non-current assets	11,760	107	3,792	15,659	-	15,659	-	15,659
Current assets								
Cash and cash equivalents	781	1,051	(141)	1,691	1,280	2,971	2,552	5,523
Trade and other receivables	4,519	56	-	4,575	-	4,575	-	4,575
Marketable securities	-	1,017	-	1,017	-	1,017	-	1,017
Total current assets	5,300	2,124	(141)	7,283	1,280	8,563	2,552	11,115
TOTAL ASSETS	**17,060**	**2,231**	**3,651**	**22,942**	**1,280**	**24,222**	**2,552**	**26,774**
Current liabilities								
Trade and other payables	2,336	643	-	2,979	-	2,979	-	2,979
Corporation tax	17	-	-	17	-	17	-	17
Provisions	1,120	-	-	1,120	-	1,120	-	1,120
Total current liabilities	3,473	643	-	4,116	-	4,116	-	4,116
Non-current liabilities								
Provisions	376	-	-	376	-	376	-	376
Deferred tax liability	1,380	-	-	1,380	-	1,380	-	1,380
Total non-current liabilities	1,756	-	-	1,756	-	1,756	-	1,756
Total liabilities	5,229	643	-	5,872	-	5,872	-	5,872

Unaudited consolidated pro forma statement of financial position of Synchronica as at June 30, 2010 (continued)

	Synchronica As at June 30, 2010 (Note 1)	iseemedia As at March 31, 2010 (Notes 2 and 3)	Acquisition adjustments (Note 4)	Consolidated pre-fundraising	$3 million fundraising (Note 5)	$3 million Pro Forma As at June 30, 2010	Incremental $4 million fund raising (Note 5)	$7 million Pro Forma As at June 30, 2010
	£000	£000	£000	£000	£000	£000	£000	£000
Equity								
Share capital	8,396	16,267	(13,154)	11,509	1,490	12,999	1,862	14,861
Share premium account	22,381	-	2,335	24,716	734	25,450	916	26,366
Merger reserve	2,346	-	-	2,346	-	2,346	-	2,346
Capital to be issued	1,622	-	-	1,622	-	1,622	-	1,622
Translation reserve	(245)	-	-	(245)	-	(245)	-	(245)
Other reserves	-	3,619	(3,619)	-	-	-	-	-
Deficit	(22,669)	(18,298)	18,089	(22,878)	(944)	(23,822)	(226)	(24,048)
Equity attributable to shareholders of the parent company	11,831	1,588	3,651	17,070	1,280	18,350	2,552	20,902
TOTAL EQUITY AND LIABILITIES	**17,060**	**2,231**	**3,651**	**22,942**	**1,280**	**24,222**	**2,552**	**26,774**

Unaudited consolidated pro forma statement of comprehensive income for the six month period ended June 30, 2010

	Synchronica Six months ended June 30, 2010 (Note 1)	iseemedia Six months ended March 31, 2010 (Notes 2 and 3)	$3 million acquisition adjustment (Note 4)	Pro forma Six months ended June 30, 2010	Incremental $7 million acquisition adjustment (Note 4)	Pro forma Six months ended June 30, 2010
	£000	£000	£000	£000	£000	£000
Revenue	3,430	4		3,434		3,434
Cost of sales	(153)			(153)		(153)
Gross profit	3,277	4		3,281		3,281
Administrative expenses	(4,077)	(1,031)	(1,153)	(6,261)	(226)	(6,487)
Operating loss	(800)	(1,027)	(1,153)	(2,980)	(226)	(3,206)
Finance income	2	649		651		651
Finance costs	(545)			(545)		(545)
Loss before taxation	(1,343)	(378)	(1,153)	(2,874)	(226)	(3,100)
Taxation	44			44		44
Loss for the year after tax attributable to the equity holders of the parent company	(1,299)	(378)	(1,153)	(2,830)	(226)	(3,056)
Exchange difference on translation of foreign operations	(62)			(62)		(62)
Total comprehensive income for the year	(1,361)	(378)	(1,153)	(2,892)	(226)	(3,118)

Unaudited consolidated pro forma statement of comprehensive income for the year ended December 31, 2009

	Synchronica Year ended 31 December 2009 (Note 1)	iseemedia Year ended 31 December 2009 (Notes 2 and 3)	$3 million acquisition adjustment (Note 4)	Pro Forma Year ended 31 December 2009	Incremental $7 million acquisition adjustment (Note 4)	Pro forma Year ended 31 December 2009
	£000	£000	£000	£000	£000	£000
Revenue	3,827	4		3,831		3,831
Cost of sales	(154)			(154)		(154)
Gross profit	3,673	4		3,677		3,677
Administrative expenses						
Exceptional items	(925)			(925)		(925)
Other administrative expenses	(5,986)	(2,054)	(1,153)	(9,193)	(226)	(9,419)
Total administrative expenses	(6,911)	(2,054)	(1,153)	(10,118)	(226)	(10,344)
Operating loss	(3,238)	(2,050)	(1,153)	(6,441)	(226)	(6,667)
Finance income	92	8		100		100
Finance costs	(75)			(75)		(75)
Loss before taxation	(3,221)	(2,042)	(1,153)	(6,416)	(226)	(6,642)
Taxation	144			144		144
Loss for the year after taxation attributable to the equity holders of the parent company	(3,077)	(2,042)	(1,153)	(6,272)	(226)	(6,498)
Exchange difference on translation of foreign operations	(98)			(98)		(98)
Total comprehensive income for the year	(3,175)	(2,042)	(1,153)	(6,370)	(226)	(6,596)
Loss per ordinary share from continuing operations	(0.6)					

Notes:

1. The unaudited pro forma statement of financial position at June 30, 2010 and pro forma statements of comprehensive income for the year ended December 31,2009 and the six months ended June 30, 2010 have been extracted without material adjustment from the audited financial statements for the years ended December 31, 2009 and December 31, 2008 and the unaudited interim financial statements of the Group for the 26 weeks ended June 30, 2010 included in enclosures to this document. The pro forma financial information has been compiled on the basis that 100% of the share capital of iseemedia is acquired.

Adjustments:

2. The consolidated statement of financial position as at March 31, 2010 and the statements of comprehensive income for the six months ended March 31, 2010 and the year ended December 31,2009 have been compiled from the published financial information on iseemedia for the nine month period ended March 31, 2010 and the year ended June 30,2009 available under the iseemedia profile on SEDAR at http://www.sedar.com with a number of adjustments as shown in note 3. There were no significant differences between the results of iseemedia using Canadian GAAP and IFRS requiring adjustment in this pro forma information and the following should be noted:

   The pro forma adjustments do not represent iseemedia's explicit and unreserved statement of compliance with IFRS.

   No options or exemptions as set out in IFRS1 have been reflected in the pro forma; and

   The pro forma adjustments reflect only differences relating to recognition, measurement and presentation under IFRS, consistent with the accounting policies of Synchronica.

3. Adjustments to the statement of financial position as at March 31, 2010 and statements of comprehensive income on iseemedia for the nine month period ended March 31, 2010 and the year ended June 30, 2009 to make the information more comparable to the Synchronica financial information have been made as follows:

Adjustments to iseemedia's Statement of Financial Position at March 31, 2010

	iseemedia	iseemedia Business not acquired	iseemedia Adjusted	iseemedia Adjusted
	As at March 31, 2010	As at March 31, 2010	As at March 31, 2010	As at March 31, 2010
	(Note 3a)	(Note 3d)	(Note 3e)	(Note 3f)
	$000	$000	$000	£000
Non-current assets				
Property, plant and equipment	214	(49)	165	107
Current assets				
Cash and cash equivalents	1,710	(96)	1,614	1,051
Trade and other receivables	492	(404)	88	56
Marketable securities	1,561		1,561	1,017
Total current assets	3,763	(500)	3,263	2,124
TOTAL ASSETS	**3,977**	**(549)**	**3,428**	**2,231**
Current liabilities				
Trade and other payables	1,722	(734)	988	643
Total liabilities	1,722	(734)	988	643
Equity				
Share capital	24,989		24,989	16,267
Other reserves	5,560		5,560	3,619
Deficit	(28,294)	185	(28,109)	(18,298)
Total equity	2,255	185	2,440	1,588
TOTAL EQUITY AND LIABILITIES	**3,977**	**(549)**	**3,428**	**2,231**

Adjustments to iseemedia's Statement of comprehensive income – six months ended March 31, 2010

	iseemedia Nine months ended March 31, 2010 (Note 3a) $000	iseemedia (Adjustment) Three months ended September 30, 2009 (Note 3b) $000	iseemedia (Subtotal) Six months ended March 31, 2010 $000	iseemedia Business not acquired (Note 3d) $000	Iseemedia Adjusted Six months ended March 31, 2010 (Note 3e) $000	iseemedia Adjusted Six months ended March 31, 2010 (Note 3f) £000
Revenue	1,824	(485)	1,339	(1,331)	8	4
Cost of sales	(97)	38	(59)	59		
Gross profit	1,727	(447)	1,280	(1,272)	8	4
Administrative expenses	(4,158)	1,458	(2,700)	901	(1,799)	(1,031)
Operating loss	(2,431)	1,011	(1,420)	(371)	(1,791)	(1,027)
Finance income	1,134	(2)	1,132		1,132	649
Loss for the year before and after tax attributable to the equity holders of the parent company	(1,297)	1,009	(288)	(371)	(659)	(378)
Total comprehensive income for the year	(1,297)	1,009	(288)	(371)	(659)	(378)

Adjustments to iseemedia's Statement of comprehensive income –Year ended December 31, 2009

	iseemedia (Adjustment) Year ended June 30, 2009	iseemedia (Adjustment) Six months ended December 31, 2008	iseemedia (Adjustment) Six months ended December 31, 2009	iseemedia (Subtotal) Year ended December 31, 2009	iseemedia Business not acquired	iseemedia Adjusted Year ended December 31, 2009	iseemedia Adjusted Year ended December 31, 2009
	(Note 3a)	(Note 3b)	(Note 3c)		(Note 3d)	(Note 3e)	(Note 3f)
	$000	$000	$000	$000	$000	$000	£000
Revenue	1,856	(845)	1,361	2,372	(2,365)	8	4
Cost of sales	(286)	136	(68)	(218)	218		
Gross profit	1,570	(709)	1,293	2,154	(2,147)	8	4
Administrative expenses	(6,726)	3,856	(2,834)	(5,704)	2,051	(3,653)	(2,054)
Operating loss	(5,156)	3,147	(1,541)	(3,550)	(95)	(3,645)	(2,050)
Finance income	47	(34)	2	15		15	8
Loss for the year before and after tax attributable to the equity holders of the parent company	(5,109)	3,113	(1,539)	(3,535)	(95)	(3,630)	(2,042)
Total comprehensive income for the year	(5,109)	3,113	(1,539)	(3,535)	(95)	(3,630)	(2,042)

Notes:

3a Compiled from the publicly available financial information on iseemedia for the nine month period ended March 31, 2010 and the 12 month period ended June 30, 2009.

3b Adjustment to the iseemedia financial information to remove the results of the business for the three months ended September 30, 2009 (publicly available) from the nine month statement of comprehensive income and the six months ended December 31, 2008 (publicly available) from the 12 month statement of comprehensive income.

3c Adjustment to the iseemedia financial information to add the results of the business for the six months ended December 31, 2009 (publicly available) to the 12 month statement of comprehensive income.

3d Adjustment to the iseemedia financial information to reflect assets of iseemedia to be acquired. The components of iseemedia not being acquired are:

i. RealBiz360 Inc, a 70% owned subsidiary, incorporated in the US;

ii. iSee Media Romania S.R.L, a 100% owned subsidiary, incorporated in Romania; and

iii. contracts included in iseemedia's results that relate to RealBiz360 Inc.

These amounts were excluded using the appropriate data from the consolidation spreadsheets prepared by iseemedia.

3e Subtotal in Canadian dollars showing the adjusted financial position and performance for iseemedia excluding the results of the business disposed.

3f Adjustment to convert the financial information from Canadian dollars to sterling using the exchange rate in effect at March 31, 2010 (statement of financial position), the average exchange rate for the six month period ended March 31, 2010 (six month statement of comprehensive income) and the average exchange rate for the year ended 31 December 2009 (12 month statement of comprehensive income). Exchange rates were taken from www.oanda.com at these dates and for those periods.

4. Adjustments have been made to reflect the acquisition of iseemedia as follows:

Intangible asset

	£000	£000
Consideration		5,448
Less assets acquired:		
Net assets acquired	(1,588)	
Cash generated from exercise of iseemedia options	(68)	
		(1,656)
Intangible asset recognized		3,792

The intangible asset arising on acquisition has not been fair-valued. The intangible asset has been calculated as the difference between the consideration paid for iseemedia and the net assets acquired.

Cash

	£000
Cash generated from exercise of iseemedia options	68
Professional fees in connection with the acquisition of iseemedia	(209)
	(141)

5. Adjustments have been made to reflect the net proceeds of the fundraising exercise as follows, using an exchange rate of £0.66803=$1.00:

$3 million fundraise:

		£000
33,333,334 iseemedia shares at $0.09		2,004
Fundraising costs:	944	
Settled by share issue	(220)	
Cash fundraising costs		(724)
Net fundraise		1,280

$7 million fundraise:

		£000
77,777,777 iseemedia shares at $0.09		4,676
Fundraising costs:	1,170	
Settled by share issue	(326)	
Cash fundraising costs		(844)
Net fundraise		3,832

Professional fees

The expected professional fees in relation to the transaction, totaling £933,000 under the $3 million fundraising case and $1,160,000 if $7 million is raised, have been calculated as follows:

		$3m fundraise	$7m fundraise
		£000	£000
Acquisition costs	cash	209	209
Fundraising costs	cash	724	844
Fundraising costs	shares	220	326
		944	1,170
		1,153	1,379

All professional fees have been recognized in the statements of comprehensive income for the periods ending June 30, 2010 and December 31, 2009.

APPENDIX "E"

AUDITOR'S REPORT IN RESPECT OF COMPATIBILITY WITH CANADIAN GAAS

July 22, 2010

Board of Directors

Synchronica plc

Dear Sirs

Auditors report in respect of compatibility with Canadian Generally Accepted Auditing Standards ("Canadian GAAS")

In accordance with the requirement contained in National Instrument 52-107 we report below on the compatibility of Canadian GAAS and International Standards on Auditing (UK and Ireland).

This report is made solely to the Company's directors as a body. Our audit work has been undertaken so that we might state to the Company's directors those matters we are required to state to them in the auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company's directors as a body, for our audit work, for this report, or for the opinions we have formed.

We conducted our audit of the statutory consolidated financial statements of Synchronica plc for the years ended 31 December 2007, 2008 and 2009 in accordance with International Standards on Auditing (UK and Ireland). There are no material differences in the form or content of our report as compared to an auditor's report prepared in accordance with Canadian GAAS and if our report was prepared in accordance with Canadian GAAS there would be no changes to our reservation.

Yours faithfully

(Signed)

BDO LLP

Offices of the Depositary

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2

Toll Free: 1-800-564-6253 Toll Free (North America)

514-982-7555 (Outside North America)

E-mail: corporateactions@computershare.com

By Hand or Courier

100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1

Attention: Corporate Actions

Any questions and requests for assistance may be directed by Shareholders to the Depositary at its telephone number set out above.

» synchronica

Mobile Email and Synchronization

Report and Accounts 2007



Contents

Mobile Email in Emerging Markets





"The Quiet Revolution"

by Carsten Brinkschulte, CEO of Synchronica

There is a quiet revolution going on in emerging markets. At the heart of this revolution is the mobile phone, which is rapidly transforming people's lives in regions as far-flung as the Middle East, Asia, Africa and Latin America. Increasingly, the mobile phone is becoming the communications lifeline for business users and consumers in these regions, providing not only voice, but also messaging services.

Almost 60 percent of the world's first 3.5 billion mobile phone subscribers came from emerging markets, and most market analysts predict that the majority of the next billion users will come from these developing countries. According to a recent study by Portio Research, nine out of the top ten highest growth markets over the next four years have one key defining factor in common – they are all low income per-capita markets. The only high income per capita market to make the top ten is the USA. So, what is driving this revolution? And how will the global market for mobile phones – and core applications such as mobile email – transform over the next few years?

The Challenges

Over the past year, I have travelled extensively in Africa, the Middle East, Asia and, more recently, Latin America and have found that mobile operators in these regions are facing different challenges and opportunities to those in the developed world. In many of these countries, fixed-line and PC penetration is very low and a high percentage – up to 70 percent – of the population live in rural areas, and those that have mobile phones tend to be on a pre-paid tariff, frequently switching between operators to get the best available price plan. They also tend to use lower-end handsets: in Bangladesh, for example, one operator told me that their Smartphone penetration was less than 0.5 percent, probably 30 times lower than in the U.K.

Furthermore, although the potential subscriber base in these regions is huge and as yet largely untapped, the relative value of each customer to anyone in the mobile value chain is small, when compared to the developed world. As a result, the focus is on capturing as much of the subscriber base as possible, to achieve economies of scale and optimal profitability from these markets.

Low Fixed-line Penetration

In India, as in many other developing countries, the number of email users outstrips the installed base of PCs, and very few people have the luxury of a broadband connection at home. In countries like India, the cost of establishing a fixed-line network is prohibitive, which has left the way open for a more cost-effective wireless infrastructure to permeate all levels of society – from rich to poor, business to consumer – at an incredibly fast rate. Currently, most people have to travel to an Internet cafe to



send and receive emails. For people in rural communities, this could involve a walk of a few miles each way, just to send an email to distant relatives or to communicate for business reasons. In this landscape, mobile operators have the unique opportunity to make the mobile phone the primary device for accessing the Internet and overcoming the inadequacies of the fixed-line network by offering mobile email and other Internet-based applications on low-cost handsets.

High Churn Rates

A challenge for mobile operators in developing countries is to reduce churn among the largely pre-paid subscriber base and protect ARPU and customer acquisition costs. With the vast majority of subscribers opting for pre-paid tariffs, customer loyalty is minimal and operators are struggling to keep existing customers from switching to the latest low-cost option, as well as to entice new subscribers to their service. Forward-looking operators see mobile email as a key differentiator, and more importantly as a way to reduce churn while also increasing ARPU. Mobile email is a valuable and addictive service they can offer to customers at a flat rate of around US$3 a month – or even as a free service, funded from the customer acquisition budget.

Which Handsets?

There is also the thorny issue of mobile handsets. The general perception is that for mobile email and other content-rich data services to take off, customers first need to invest in a more expensive Smartphone. Most vendors in the value chain are trying to persuade customers to move up to a higher functionality phone in order to benefit from these new services. The reality is

» Forward-looking operators are already looking at mobile email as a differentiator, and more importantly as a way to reduce churn while also increasing ARPU. «

Carsten Brinkschulte

Mobile Email in Emerging Markets (continued)



that this is just not going to happen in emerging markets: these higher end phones, while great for the developed world, are simply too expensive to suit the pocket of a Sudanese or Bangladeshi consumer. They need applications and services that can work on even the most basic of phones, without having to invest in one of the more expensive handsets.

Mobile Email Standards

For new applications such as mobile email to succeed at a mass market level in emerging countries, industry standards are a critical factor. Most existing mobile email solutions are based on proprietary protocols, requiring users to download additional client software, effectively limiting the addressable market to the small fraction of Smartphones. This approach is set to fail in the developing world, where the overwhelming majority of people have basic or feature phones that often cannot use proprietary clients. The client-based approach is also set to fail, because users have to go through a complex download and configuration process. Time and again it has been proven that consumers won't adopt services that are hard to set up or difficult to use. They want to be able to use mobile services right out of the box. No software installation, no fiddly configuration, no expensive proprietary devices.

The only viable option for mobile operators is to use open industry standards to interface with the built-in email and synchronisation applications that are shipping pre-installed with the vast majority of devices today, enabling both SmartPhone and mass-market feature phones to receive Push email, or converting email to SMS so that the message can be received even on the most basic phones. Once they have got that part sorted, operators need to ensure a seamless set-up, by adding automatic client provisioning of the built-in applications.

The Next Four Years

Given all of the above challenges, how will this market play out over the next four years or so? Informa predicts that there will be 4.81 billion mobile phone subscribers by 2012, with the majority of the next billion subscribers coming from emerging markets; but which handsets will these subscribers be using, which operators will be successful and which services will prove to be the "killer application"?

My belief is that handsets sold into emerging markets will continue to be mainly lower-end devices. Very few Smartphones – particularly in the consumer space – will be adopted in these markets. Software vendors and operators need to acknowledge this fact and offer services that are designed to work on even the most basic of handsets, if they want to succeed in these regions.

Mobile operators need to provide relevant additional services to their subscribers and get their pricing plans right, in order to achieve fast takeup-rates, reduce churn while also increasing ARPU and customer loyalty. My belief is that the "killer application" for the mobile phone in emerging markets will be push email. Email is one of the oldest and most widely used Internet applications, and I believe that it will become very popular on the mobile platform. It offers extended communication capabilities that are complementary to SMS and is a cost-effective and convenient way of allowing people in disparate locations to stay in touch. If offered at aggressive prices and made available on mass-market handsets, mobile operators will see rapid take-up rates and steal a march over their competitors, reducing churn and also increasing ARPU over time.



Another service that I believe will prove highly popular in emerging markets, as well as in the consumer sector of the developed world, is a backup and restore service – an insurance policy against the loss of data stored on a mobile phone. Many users today rely almost exclusively on their mobile phone as an information repository for their entire business and social network, so a lost or stolen phone becomes a real problem. It is also bad news for the mobile operator: studies show that it can take up to three months for subscribers to restore their data, during which time they will initiate fewer phone calls and send fewer text messages. Service providers offering a low-cost or free facility for backing-up and restoring lost contact information over-the-air, will be providing subscribers with an attractive mass-market service, that will protect against ARPU losses.

Conclusion

The mobile phone, together with applications such as mobile email and mobile backup, will make great headway in emerging markets over the next few years, but the challenge for device manufacturers, service providers and software vendors is to understand the limitations and drivers that underpin this growth and realign their offerings accordingly. The rewards for everyone in the value chain are potentially huge, but there are challenges ahead too. The quiet revolution will continue, but who wins and who loses is still up for grabs.

» My belief is that the "killer application" for the mobile phone in emerging markets will be push email. «

Carsten Brinkschulte

Board of Directors and Management Team









Carsten Brinkschulte
Chief Executive Officer

Carsten was a co-founder of Synchronica Software GmbH, which was acquired by DAT in April 2005. Carsten has spent his entire career developing and bringing to market innovative software solutions for telecommunications and web applications. His experience includes time spent with very large companies, such as SAP, as well as spells with technology-based start-ups.

Carsten is responsible for defining Synchronica's overall corporate and product strategy. In addition to this, he oversees global sales and business development strategy, playing a hands-on role guiding the efforts of Synchronica's experienced sales and pre-sales teams.

Angus Dent
Chief Financial Officer

Angus qualified as a chartered accountant with Price Waterhouse and then moved to the Kiril Mischeff (KM) Group Ltd., a group of food trading and manufacturing companies, where he rose from group accountant to Finance Director. Angus joined from OneClickHR plc, a leading U.K. developer and supplier of human resources software, where he was Finance Director.

Angus controls Synchronica's strategic financial planning, accounts and contract management. He is also responsible for human resources management within Synchronica, as well as managing the customer support teams. Angus has joint responsibility for investor relations, ensuring stakeholders are kept regularly informed.

Nicole Meissner
Chief Marketing Officer

Nicole co-founded Synchronica Software GmbH, now Synchronica plc. Prior to that, she was Vice President, Marketing and Product Management, at ASDIS Software AG, and has helped develop several IT start-ups in her role at venture capital firms. She also formerly worked as manager of international press and investor relations at Siemens AG.

Nicole is responsible for the global marketing, product life-cycle management, and public relations strategy within Synchronica. She also manages Synchronica's customer delivery and technical writing teams. In addition to these responsibilities, along with Angus Dent, Nicole directs Synchronica's investor relations activities.

Kim Hartlev
Chief Technical Officer

Kim holds a BSc in Engineering from the Aarhus Enginnering College, Denmark. He has a strong track record in the mobile device management industry, following six years' experience at Mobilethink in Denmark, a specialist in over-the-air (OTA) mobile device configuration solutions. He is active in the Open Mobile Alliance (OMA), GSMA, and OTAFF industry bodies.

Kim provides the technical vision for the organisation, ensuring Synchronica's products remain competitive and innovative. He is responsible for leading the development team, and managing all quality assurance and testing of Synchronica's award-winning products. He is also responsible for overseeing customisation work undertaken for key customers, as well as internal IT.

Customers and Partners



David A. Mason
Chairman

David Mason is an entrepreneur, chartered electronics engineer, and company director with extensive experience of both private and publicly listed companies. David has a proven track record of business expertise, in-depth experience within a wide range of industries, and expertise in strategic planning, business planning, team building, outsourcing, raising finance, acquisitions, disposals, and flotations. Amongst his many achievements, he founded the Mason Group in 1993 and built it into the U.K.'s leading independent telecoms / IT consultancy. David is an Approved Corporate Finance Advisor under the FSA regulations.

Robert Mahalski
Non-Executive Director

Robert Mahalski has been a keen follower, supporter, and shareholder in Synchronica for many years. He is currently an associate member of U.K. stockbroker Charles Stanley. Prior to joining Charles Stanley, he was employed at stockbroker Durlacher Ltd. between 1992 and 2003.


Sun
Brightstar
accenture
remote
LEMONADE
oma
CALCONNECT
QUALCOMM
palm
symbian
DIVIDO
T - Mobile
orange
Microsoft
MTN
SETAR
zain
axigen
TeliaSonera
telenor
NetCom
redbend
software

Mobilising Emerging Markets



Synchronisation and Mobile Email for New Markets

Demand for services such as mobile email is increasing, particularly within emerging markets. With PC penetration low in many of these regions, mobile technologies have the opportunity for remarkable growth over the next decade. Mobile devices, in particular mass-market feature phones, have the potential to become the principle method of accessing the Internet and email. Synchronica is a pioneer in these markets, with a product ideally suited to offering a simple yet effective mobile email service to all mass-market devices through IMAP, OMA DS/SyncML and Email-to-SMS.

Synchronica is well positioned to effectively target the emerging markets, which are the focus for our sales strategy. Our experienced sales team is based in strategic locations across the globe, to better enable us to reach potential customers in key regions such as Asia, the Middle East, North Africa and Latin America.

Significant commercial opportunities also exist within more developed regions, and Synchronica therefore retains a sales presence in both Europe and the US. With mobile devices becoming ever more integral to individual's personal and business lives, demand for services that help protect people's social networks are increasing.

Synchronica's core business functions such as marketing and product management are based at our headquarters in Royal Tunbridge Wells in the U.K., only a short distance from London. Synchronica's engineering team is based in Berlin, Germany, and is renowned throughout the industry as a centre-of-excellence in the development of open industry standards-based mobile technology.


Synchronica Amercias
Raleigh, NC
Santa Clara, CA
Miami, FL
USA



Synchronica plc
Royal Tunbridge Wells
United Kingdom

Synchronica Software GmbH
Berlin
Germany

Synchronica ME
Dubai
United Arab Emirates

Synchronica Asia
Hong Kong
China

Mobile Gateway



Mobile Email for the Mass-Market

Mobile Gateway provides Push Email and Synchronisation targeting both consumer and business users on the widest range of mass-market phones without additional client software or firewall changes. Combining industry standards Push-IMAP (LEMONADE) and Email-to-SMS for mobile email with SyncML (OMA DS) for synchronisation of calendar and contacts, Mobile Gateway supports the vast majority of devices in the market.

› Push Email on Feature Phones and Smartphones with Push-IMAP (LEMONADE) and OMA EMN/IMAP IDLE
› Synchronisation of Calendar, Contacts, Tasks and Notes with SyncML (OMA DS)
› Email-to-SMS for Basic Phones without Email Client
› Zero-Footprint Architecture – No Additional Client Software or Firewall Changes
› Consumer: POP3 and IMAP Backend for Mass-Market Mailboxes Including; Yahoo, AOL, and Google Mail
› Business: Built-In Support for Microsoft Exchange, Lotus Domino, and Sun Java Communications Suite

Increasing Mobile Data Revenues from Business and Consumers

Synchronica's Mobile Gateway brings Push Email and Synchronisation to the mass-market, generating additional revenues from the valuable business segment and expanding mobile email to the consumer market.

As a key advantage unmatched by other products, Mobile Gateway does not require any software installation on the device or firewall modification in the corporate IT. Instead, Mobile Gateway is operated in the data centre of the service provider and connects to the user's mail server through a secure connection.

This unique zero-footprint architecture leads to a fast take-up rate, enabling service providers to offer mobile email directly to end users without having to convince the IT department to install software for external access to corporate data. Users simply register their devices with Mobile Gateway and instantly synchronise their email, contacts, tasks, notes and calendar over-the-air.

Synchronica is among the first to combine SyncML (OMA DS) for synchronisation of calendar and contacts with Push IMAP (LEMONADE) for mobile email supporting OMA EMN/IMAP IDLE and Email-to-SMS functionality. While SyncML is supported by more than 1.5 billion devices in the market, it is limited in delivering email. Adding IMAP functionality allows Mobile Gateway to deliver Push Email to millions of mobile devices without requiring additional client software. Email-to-SMS functionality completes the picture by allowing email to be offered even on the most basic phones. This combination allows Mobile Gateway to provide support for the widest range of mobile devices in the market.


eco
INTERNET AWARD
2007


INNOVATIONSPREIS
2008
mittelstand


TeleTalk
AWARD


2007
MobileVillage
Mobile Star Awards
GOLD STAR



Mobile Backup



Backup Your Life

Synchronica's Mobile Backup insures against the loss of data stored on mobile phones. Many subscribers value the data residing on their phone – contact details, SMS messages, and calendar entries – higher than the device itself. A service that ensures the return of lost data is becoming increasingly valuable. Losing or upgrading a phone need not be a disaster when the data can be restored. Mobile Backup's intuitive, easy-to-use interfaces mean that contacts and other data can be stored simply and securely and then, when disaster seems to strike, Mobile Backup will save the day! Think of it as an insurance policy for social networks.

Data Insurance for Consumers

Mobile Backup enables operators and service providers to protect their users from the harm and hassles that go with losing or upgrading a phone. It minimises set-up for users, provides single-click backups for their data, and addresses the threat of data loss that accompanies a lost, stolen, or upgraded device.

Mobile Backup provides an easy-to-use, web-based interface for users to set up the service, automatically configure their devices, and restore data when needed. Users can sign up for the service using the Internet, a WAP interface or by sending an SMS. Ongoing backups are simply managed through the device or the web interface.

Mobile Backup can generate additional revenues for mobile operators and service providers as a value-added service for subscribers. Providing an essential insurance application that enhances users' mobile experiences also reduces churn. When a phone goes missing, ARPU is maintained, because users can easily restore contacts to a new device and need contacts in order to make voice calls and send data traffic.


2007
MobileVillage
Mobile Star Awards
SILVER STAR





Financial Statements

for the year ended 31 December 2007

Mobile Email and Synchronisation

Financial Highlights

- Results in line with market expectations
- Revenues more than doubled to £2.3 million (2006: £1.1 million)
- Loss before tax significantly reduced to £3.0 million (2006: £6.7 million) due to tight cost control
- Diluted loss per share 4.4p reduced from 18.3p
- Raised £3.5 million in March 2007 to support global expansion

Operational Highlights

- Breakthrough contract win with Sun Microsystems Inc. validated the business model
- Successfully launched Mobile Gateway in high growth and emerging markets
- Further multiple licensing agreements signed including subsidiary of pan-African operator group and SmartTrust
- Acquired all intellectual property assets and licence contracts of GoodServer, a provider of email enablement and integration technologies
- New financial year has started strongly with two more important deals signed with Brightstar Corp, a global leader in distribution and supply chain solutions for the mobile industry and with one of the world's top five IT services companies

Commenting on progress in 2007, Synchronica CEO Carsten Brinkschulte said: "We are delighted with the Company's strong progress in 2007 and in particular with our breakthrough licensing agreement with Sun Microsystems Inc. Synchronica will now focus on the compelling opportunity to make mobile phones – especially in booming emerging markets where fixed line usage is either expensive or unavailable – the primary means of accessing the email. The Company has seen the first deals in these markets and we are currently working hard towards further contract wins. 2008 sees us with a healthy and growing sales pipeline and we look forward to building on our achievements during 2008 with confidence and optimism."

Chairman's Statement

for the year ended 31 December 2007

2007 was an important year for Synchronica. We doubled our revenue from 2006 to 2007 and, coupled with careful cost control, substantially reduced our losses. Such a statement, however, hardly does justice to the work that the team has done and the success we have achieved. 2007 saw our first – and very significant – agreement with a major global supplier of computing network solutions. This is a clear endorsement of the strengths and quality of Synchronica's technology and demonstrates our ability to do business with international tier one players. We have worked extremely hard since 2006 on transforming and focusing the Company strategy and our efforts are now being rewarded. Our business model was validated in 2007 and we anticipate that 2008 will see further progress towards profitability.

Groundbreaking Contract

Our agreement with Sun Microsystems Inc. (Sun) was a defining event for us in 2007. After several months of discussion, we signed an agreement in August, which was broader in scope than we had originally envisaged. During autumn, we delivered the software in accordance with a detailed and exacting specification, and Sun accepted the first major version of the software in December generating US$1.8 million of licence revenue. We are proud of what we have achieved with Sun, and look forward to a long and fruitful relationship. We are now working closely with them and are building on our relationship. We have further revenue contracted with them which will be recognisable in 2008.

Emerging Markets

We have often spoken about our substantial potential in emerging and developing markets. As a first validation of this strategy, in November 2007 we delivered Synchronica Mobile Gateway to a subsidiary of a pan-African operator group generating US$400 thousand licence revenue. This shows the demand for our technology from emerging markets and demonstrates that customers are willing to pay significant licence fees. In emerging markets, we believe that the most efficient way to access the Internet will be via the mobile phone and Synchronica's Mobile Gateway is a key enabler delivering email, one of the most popular Internet applications, to mobile phones. Mobile Gateway is better suited for these markets than the products provided by most of our competitors because it works on mass-market, low-cost devices. In Africa, Mobile Gateway is now live and the feedback so far is very positive. We anticipate being able to replicate this transaction in other emerging markets during 2008 and beyond.

Channels

2008 got off to a flying start. We signed two reseller agreements, one with Brightstar and one with a major systems integrator, greatly expanding the reach of our sales, within the first few weeks of the year. Both resellers are already feeding us leads and we expect business from both this year.

Funding

We strengthened our balance sheet and cash resources in 2007 and early in 2008. In March 2007, we successfully raised £3.5 million gross by placing 43.5 million shares. In January 2008 we placed 30 million shares raising an additional £1.9 million and entered into a swap agreement under which much of the benefit, in any uplift in the value of our shares, would accrue to the Company. In February 2008, we placed a further 28.6 million shares, raising some £2 million. The funds raised will be used for working capital and in particular to expand Synchronica's sales and marketing capabilities in emerging markets, in order to take advantage of the outstanding opportunity presented by fundamental changes in the capabilities of mobile telephony. The latest placing expands the Company's investor base, as two institutions new to Synchronica have invested. Additionally, our management team further demonstrated its commitment to the Synchronica story by deepening its investment in the Company. Carsten Brinkschulte, Synchronica's CEO, subscribed for 285,714 shares as part of the placing, bringing his personal holding to 762,136 shares, representing 0.52 percent of the issued share capital on admission of the placing shares. Directors also purchased shares in January and February 2008. As a Board, we believe in the alignment of Directors' and Shareholders' interests.

Changes to the Board

I was very pleased to be asked to join the Board in April 2007 and delighted to be elected Chairman in August 2007. In January 2008, Robert Mahalski was appointed to the Board as a Non-Executive Director, and I and my fellow Directors look forward to working closely with him. The change of Non-Executive Directors on the Board during the year gives us the advantage of fresh leadership and ideas. John Gunn, David Wickham and Stephen Sadler all left under the pressure of other business commitments, and the company expresses its thanks for their contribution.

Financial Review

Synchronica's Interim Report and Accounts 2007 was our first based on International Financial Reporting Standards (IFRS). This Preliminary Report is our first annual report based on IFRS. Previously we reported in accordance with U.K. GAAP. The impact of this change, which is small, is explained in the notes to the financial statements.

I am pleased to report that with revenue of £2.3 million for the year, more than double that for 2006, and a much reduced loss before tax of £3.0 million, down from a loss before tax of £7.0 million in 2006, our financial results meet market expectations.

Outlook

2007 was an important year for Synchronica and 2008 will be no less important. Our principal products, Mobile Gateway and Mobile Backup, can now be used on the vast majority of mobile phones in the world today – currently more than 3.75 billion devices. What we have to do in 2008 is to start to capitalise on the vast opportunity. Our recent supply agreements on the one hand and fund raisings on the other mean that we are beginning to obtain the profile, recognition and capacity to do this. Your Board believes that investors in Synchronica have an exceptional opportunity in front of them – and your Board has plans in place to make the most of this over the next 18 months. We believe we can capture a significant market share in mobile email and move towards our target of profitability with the ongoing support of our shareholders.

David Mason
Chairman
1 May 2008

» 2007 was an important year for Synchronica. We doubled our revenue from 2006 to 2007 and, coupled with careful cost control, substantially reduced our losses. «

David Mason



Chief Executive's Report

for the year ended 31 December 2007

2007 in Review

During 2007, we further refined our product strategy and focused completely on our award-winning push email and synchronisation products – Mobile Gateway and Mobile Backup. We invested in the development of both products and added unique features in order to better meet customer demand and improve Synchronica's competitive position. Both products have a ring-fenced development team associated and a well-defined product development roadmap which was created as a result of a thorough analysis of the competitive situation and customer requirements.

Throughout 2007, we continued to increase the visibility of the company in our target markets with regular briefings of industry analysts, very effective PR campaigns and participation in relevant trade shows. As a result, we have built a strong pipeline of prospects for our core products and we are in the process of converting them into customers.

We have seen our first significant customer wins, demonstrated traction in the marketplace and validated the acceptance of our core products in the target market. I am pleased to report a much improved financial result in 2007 compared to the previous year. We were able to more than double our revenues in 2007, while at the same time reducing our costs and meeting market expectations.

Breakthrough Contract

In August, we announced an OEM licence agreement with Sun Microsystems Inc. licensing the SyncML synchronisation components of the Synchronica Mobile Gateway product. It took us longer than expected to close this contract, but the scope of the agreement is larger than originally anticipated. This deal is a breakthrough for Synchronica in several ways:

- It is a bold validation of the quality of our product and recognition of Synchronica as a leading technology vendor; Sun Microsystems, one of the world's largest IT vendors and inventor of the popular JAVA programming language, decided to licence Synchronica's synchronisation technology and make it an integral part of several Sun products.
- With initial licence revenues of US$1.8 million, the Sun contract has also contributed substantially to Synchronica's revenues in 2007.
- Synchronica's technology will become a Sun-branded product and is to be offered in combination with the Sun Java Communications Suite, an infrastructure software product competing with Microsoft Exchange, with its main market in the service provider sector. The addressable market is substantial; the installed base exceeds 240 million worldwide and continues to grow. Under the terms of the contract Synchronica will receive annual licence revenues for users of the SyncML technology, in addition to support fees and further revenues from enhancement requests.

Outlook

In 2008, Synchronica's focus will be on marketing and further development of our flagship product Mobile Gateway, complimented by its companion product Mobile Backup. We believe that both products are well positioned in the competitive marketplace and the demand for both push email and synchronisation is strong. In the last two years, Synchronica has developed compelling products with key unique features. For 2008 and beyond our goal will be to capitalise and turn this investment into commercial success.

Marketing and Sales Strategy

We will focus our sales and marketing strategy on service providers (mobile operators, application service providers, Internet service providers and device manufacturers) with a regional focus on emerging markets (Middle East, Africa, Eastern Europe, South-East Asia and Latin America). I believe our products are ideally suited for the specific needs of these markets, because unlike most competing products, Mobile Gateway supports mass-market, low-cost handsets; the vast majority of devices in these regions.

These markets present a barrier to entry for many of our competitors, who focus mainly on the small segment of relatively expensive Smartphones, the sheer cost of which means they are often literally non-existent in emerging markets. At the same time, demand for mobile email and synchronisation appears to be very strong in emerging markets, where the PC and fixed-line penetration is very low while the mobile phone is phenomenally successful. According to a recent study published by the United Nations, already more than 58% of the world's 3.5 billion mobile phone users are from emerging markets. Operators in these regions now have a unique opportunity to turn the mobile phone into the primary device for accessing the Internet and its most popular application – email.

Our direct sales force is now almost exclusively focused on emerging markets. We have hired sales and presales representatives in Dubai, covering the Middle East and Africa, in Hong Kong covering Asia, and in Miami addressing Latin America. At the end of 2007, we announced our first significant deal in the emerging markets when an operator in Africa purchased a 200,000 user licence for Mobile Gateway. I see this as an encouraging sign and validation of our strategy to focus on these regions. We see a substantial commercial opportunity validated with this deal as the operator paid US$400,000 for licences of our product. We see a significant opportunity to replicate this success throughout the operator's group, which has more than 30 million subscribers in 21 subsidiaries across the Middle East and Africa.

In Brightstar, which brings broad access to operators in the emerging markets, we are building a strong channel partner. Brightstar is one of the largest device distributors worldwide having distributed every 20th handset of the 1.1 billion devices sold in 2007. Our sales force is working closely with Brightstar and we are planning several roadshows introducing Synchronica's products to mobile operators, turning Brightstar's contacts into prospects for Synchronica.

Product Development

To fuel our marketing and sales goals, we have defined a clear product development strategy tailored to meet the requirements of service providers specifically in emerging markets. We will enhance both Mobile Gateway and Mobile Backup with key features which will help Synchronica to win more customers, expand the addressable market and help our existing customers to increase the take-up rate. We plan to add the following key features to Mobile Gateway:

- Mobile Signup: Enabling users to subscribe to the service directly from their handset, removing the need to access a PC during set-up. This feature will increase the take-up rate particularly in emerging markets where users often do not have access to a PC.
- Email to SMS: Extending the reach of Mobile Gateway to even the most basic handsets which do not have a built-in email client. This complimentary functionality will substantially enhance the addressable market particularly in emerging markets where the vast majority of phones are low-cost devices.
- Microsoft Exchange 2007: Adding support for the latest version of Microsoft's Mail System helps maintain access to the business user market.

Risks

I see a huge opportunity for Synchronica, which I believe has the potential to become the market-leading provider of mass-market mobile email. However, Synchronica may not currently have sufficient resources in sales, marketing and engineering to fully exploit this opportunity. We have an award-winning product at the right time, and with sufficient resources we can reach our full potential and emerge as the global market leader.

We have established a scalable sales channel with Sun Microsystems, and more recently with Brightstar and a major systems integrator, all of which extend our reach far beyond our direct sales efforts. However, experience shows that activating channels takes time, maintaining them can be quite resource-intensive and success cannot be guaranteed.

On the product side, I believe we have a compelling product with unique features enabling us to win against the competition. However, we need to continue to invest in further product development to maintain this lead and at the same time deliver customised versions of our products to partners and customers. Our products are often ahead of competing products, but our competitors are often better funded than Synchronica enabling them to employ more engineering resources, which might cause us to lose our competitive advantage over time, if this situation is not addressed.

The Board is fully aware of the above challenges and has plans to address them. I feel confident, that Synchronica will succeed.

Carsten Brinkschulte
Chief Executive Officer
1 May 2008

Report of the Directors

for the year ended 31 December 2007

The Directors present their report and accounts for the year ended 31 December 2007.

Principal Activities

During the course of the year the principal activity of the Company remained the development and provision of mobile device management and synchronisation solutions.

Review of the Business

During the year we focused the business on two software products, Synchronica Mobile Gateway and Synchronica Mobile Backup; both targeted at the mass market particularly in developing countries. We continued to develop our sales channel, the highlight being our appointment of Sun Microsystems Inc. as a reseller of our software. Our trading results were in line with market expectations; we doubled our turnover and significantly reduced our costs when compared with 2006. In order to fund the business additional cash was raised from shareholders.

Results and Dividends

The loss on ordinary activities after taxation for the year was £2.970 million (2006: £6.655 million). No dividend is proposed for the year ended 31 December 2007 (2006: £nil).

Research and Development

The Company has a continuing commitment to a high level of research and development spending (2007: £0.970 million, 2006: £1.175 million). These costs reflect the Company's commitment to be at the forefront of technological advances necessary to ensure future growth and are ongoing. Research and development in the year concentrated on further improvements in the technical features and capabilities of the key products in the business.

Subsequent Events

Through a placing announced on 16 January 2008, the Company raised additional capital of £1.875 million before expenses. The Company placed 30,000,000 new ordinary shares of £0.01 each for cash at a price of £0.0625 each with an institutional investor. The placing proceeds will be used to meet the working capital needs of the business and strengthen the balance sheet.

In a further placing on 20 February 2008, the Company raised additional capital of £2 million before expenses. The Company placed 28,571,428 new ordinary shares of £0.01 each for cash at a price of £0.07 each with institutional and other investors.

On 25 February 2008, the Company granted 2,437,802 options to senior management and certain Directors. The vesting period of the options is three years with approximately one-third vesting upon each anniversary of the grant date. The vested options can be exercised at a price of 8p each.

Directors and Directors' Interests

The Directors that served during the year were as follows:

- D Wickham resigned 2 October 2007; having resigned as Chairman on 24 August 2007
- J Gunn resigned 21 June 2007
- S Sadler resigned 14 January 2008
- C Brinkschulte
- A Dent
- D Mason was appointed a Director on 26 April 2007 and Chairman on 24 August 2007
- R Mahalski was appointed on 14 January 2008

The Directors' interests in the share capital of the Company are set out in the Remuneration Report.

Substantial Shareholdings

At the close of business on 23 April 2008, the Company had been notified of the following material interests (excluding Director's interests which are shown in the Remuneration Report) of 3% or more of its ordinary share capital:

Shareholder	Ordinary Shares	Percentage
Lanstead Partners L.P.	31,722,396	21.57
HRH Prince Hussam Bin Saud Bin Abdulaziz Alsaud	15,000,000	10.20
Society General	10,000,000	6.80
Credit Agricole Cheuvreux International Ltd	5,272,900	3.58

Company Policy to the Payment of Creditors

It is the policy of the Company that, where possible, payments are made within the terms established with suppliers, provided that the supplier is also complying with all relevant terms and conditions. The weighted average number of days' purchases outstanding during 2007 was 41 days (2006: 31 days).

Key Performance Indicators (KPIs)

The Board uses the following KPIs to monitor the performance of the business:

	2007 £'000	2006 £'000
Revenue	**2,285**	1,068
Loss for the year after tax	**2,970**	6,655
Cash	**757**	2,086

The Board sets a budget each year and monitors KPIs against this.

Principal Risks and Uncertainty

Competition

There is a competitive market for the Group's products; on occasion this places pressure on sales price and sales margin. The Group monitors the products offered by competitors, their functionality and price and, if necessary, adjusts price accordingly.

Employees

The Group's performance depends largely on key staff. The resignation of key individuals and the inability to recruit people with the right skills could adversely impact the Group's results. To mitigate these issues the Group provides a share option scheme and remuneration packages designed to retain key individuals.

Technological Change

The pace of technological change is rapid and the Group seeks to be part of this. The Group is a member of key industry standard-setting bodies, is seen as a thought leader, regularly monitors the activities of its competitors and continuously invests in product development. It is therefore considered unlikely that markets will develop without the Group responding in such a way as to make the Group's products less attractive than those of its competitors.

Financial Risk Management

Price and Credit Control Risk

The Company has set prices for its products, which only senior management can adjust. The majority of the Company's customers offer it low credit risk.

Liquidity and Cash Flow Risk

The Company monitors its cash position on a daily basis and maintains a detailed rolling weekly cash flow forecast for three months ahead. The Company's annual budgets include a cash flow forecast. All of these documents are regularly reviewed by the Directors. The Group does not have any borrowings and the Group's assets are principally funded by equity and cash in bank.

Foreign Currency Risk

The main financial risk arising from the Company's operations is foreign currency risk, as the Company receives a significant proportion of its revenues in US Dollars and Euros. There were no forward contracts outstanding at the year end.

Treasury Management

The Company invests its cash balances, which are mainly held in Sterling (See note 23) for appropriate periods with institutions with high credit ratings. The release of funds from deposit has been timed to reflect the Company's ongoing cash needs. The Company monitors interest rates, switching cash balances to bank accounts that provide competitive rates of return.

Environmental Risk

The Group's policy is to ensure that it fully understands and manages the actual and potential environmental impact of its activities. Our operations are conducted in such a way that we comply with the legal requirements relating to the environment in all areas of our business.



Report of the Directors (continued)

for the year ended 31 December 2007

Disclosure of Information to Auditors

At the date of making this report each of the Company's Directors, as set out on page 67, confirm the following:

- so far as each Director is aware, there is no relevant information needed by the Company's auditors in connection with preparing their report of which the Company's auditors are unaware; and
- each Director has taken all the steps that he ought to have taken as a Director in order to make himself aware of any relevant information needed by the Company's auditors in connection with preparing their report and to establish that the Company's auditors are aware of that information.

Auditors

RSM Robson Rhodes resigned as auditors on 9 July 2007. The Directors appointed BDO Stoy Hayward LLP as the Company's auditors to fill the temporary vacancy. Their reappointment will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

Notice of the Annual General Meeting to be held on 26 June 2008 is set out on page 64 of the Annual Report.

Resolutions 1 and 2 are ordinary resolutions dealing with the adoption of the financial statements and the Directors' Remuneration Report for the year ended 31 December 2007.

Resolutions 3, 4 and 5 are ordinary resolutions dealing with the re-election of Directors. Directors appointed to the Board since the date of the last Annual General Meeting are required to be re-elected at the following Annual General Meeting. Thereafter, Directors are required to be re-elected every three years.

Resolution 6 is an ordinary resolution and deals with the appointment of the auditors of the Company.

Resolution 7 and 8 are ordinary resolutions and dealing with the amount of the Company's authorised share capital and the Directors' authority to issue shares.

Resolution 9 is a special resolution.

This special business proposed for consideration at the Annual General Meeting relates to the ability of the Directors to issue new shares. Under the Companies Act 1985, the Directors of a Company may only allot unissued shares if authorised to do so. The Act also prevents allotments for cash, other than to existing shareholders unless the Directors are specifically authorised. This gives the shareholders what are known as "pre-emption rights". The Articles of Association envisage the Directors having general authority to allot unissued shares and disapply the pre-emption rights in respect of amounts to be fixed by shareholder resolutions. Passing these resolutions will extend the Directors' flexibility to act in the best interests of the shareholders, when opportunities arise to issue new shares.

The Directors will be able to allot new shares up to an aggregate nominal value of £300,000.

These arrangements are intended to give the Directors a measure of operational flexibility, while at the same time ensuring that the interests of the existing shareholders are protected. For example, in the event of a share issue, the proportionate interests of existing shareholders could not, without their agreement, be reduced by more than twenty-five per cent by the new issue of shares for cash to new shareholders.

The authority sought by resolutions 7 and 8 will expire on 26 June 2013, but could be varied or withdrawn by agreement of shareholders at an intervening general meeting.

Resolution 10 is a special resolution to approve new articles of association with effect from 1 October 2008.

Approval

The Directors' Report was approved by the Board and signed on its behalf by:

Angus Dent
Chief Financial Officer
1 May 2008

Remuneration Report

for the year ended 31 December 2007

As an AIM traded Company, Synchronica plc is not required to comply with the provisions of Schedule 7A to the Companies Act 1985 relating to Directors' Remuneration Reports.

The Remuneration Committee

The Remuneration Committee is comprised of the Non-Executive Directors of the Company who have no personal financial interest in the matters addressed by the Committee.

The Remuneration Committee determines, inter alia, the policy on the remuneration of Executive Directors and senior management. The objectives of the policy include ensuring that senior executive rewards and incentives are aligned with the performance of the Company and the interests of shareholders. Salary and benefits of Directors are reviewed annually, taking into account Company and individual performance.

Service Agreements

Each of the Directors has a letter of appointment or a service agreement with the Company which sets out the basic terms and conditions of employment. The Company may, at its discretion, pay salary in lieu of notice in any case where it might otherwise serve notice to terminate. Under the service agreements the notice period for Executive Directors is six months and the notice period for Non-Executive Directors is one month.

Directors' Interests

The Directors of the Company as at 31 December 2007 and their respective interests in the share capital of the Company were as follows:

	Ordinary Shares of 1p Each	
	31/12/07	31/12/06 or appointment date
Executive Directors		
C Brinkschulte	**476,422**	38,922
A Dent	**357,500**	45,000
Non-Executive Directors		
D Mason	–	–
S Sadler	–	–

Remuneration Report (continued)

for the year ended 31 December 2007

In addition to these holdings, the Directors were interested in share options and warrants in respect of the ordinary shares of the Company as follows:

	Note	At 1 January 2007	Granted in year	Lapsed in period	At 31 December 2007	Exercise price	Period of Option From:	To:
Share options								
C Brinkschulte	1	**200,000**	–	–	**200,000**	£0.27	Dec 2006	Dec 2015
C Brinkschulte	1	**200,000**	–	–	**200,000**	£0.27	Dec 2007	Dec 2015
C Brinkschulte	1	**200,000**	–	–	**200,000**	£0.27	Dec 2008	Dec 2015
C Brinkschulte	2	–	359,000	–	**359,000**	£0.12	May 2008	May 2017
C Brinkschulte	2	–	359,000	–	**359,000**	£0.12	May 2009	May 2017
C Brinkschulte	2	–	359,000	–	**359,000**	£0.12	May 2010	May 2017
A Dent	3	–	100,000	–	**100,000**	£0.15	Aug 2008	Aug 2017
A Dent	3	–	100,000	–	**100,000**	£0.15	Aug 2009	Aug 2017
A Dent	3	–	100,000	–	**100,000**	£0.15	Aug 2010	Aug 2017
A Dent	2	–	150,000	–	**150,000**	£0.12	May 2008	May 2017
A Dent	2	–	150,000	–	**150,000**	£0.12	May 2009	May 2017
A Dent	2	–	150,000	–	**150,000**	£0.12	May 2010	May 2017
D Wickham	1	**66,667**	–	66,667	–	£0.27	Dec 2006	Dec 2015
D Wickham	1	**66,667**	–	66,667	–	£0.27	Dec 2007	Dec 2015
D Wickham	1	**66,666**	–	66,666	–	£0.27	Dec 2008	Dec 2015
S Sadler		–	–	–	–			
Share Warrants								
A Jonnes		**82,000**	–	–	**82,000**	£0.49	Jul 03	Jul 08

No options were exercised during the year

NOTES
1. Options granted on 21 December 2005 can be exercised at a price of 27p provided that the prevailing market price of a share exceeds 60p.
2. Options granted on 4 May 2007 can be exercised at a price of 11.75p provided that the prevailing market price of a share exceeds 18p.
3. On 7 August 2006, A Dent was issued options at a price of 15p provided that the prevailing market price of a share exceeds 60p.

The market price of a share of the Company at 31 December 2007 was 5.25p and the lowest and highest market prices during the year of such shares were 5.25p and 33.5p respectively.

Directors' Emoluments

	Note	Salary £ '000	Fees £ '000	Bonus £ '000	Benefits in Kind £ '000	2007 Total £ '000	2006 Total £ '000
Executives							
C Brinkschulte		167	–	35	6	**208**	187
A Dent		119	–	34	2	**155**	97
A Jones		–	–	–	–	–	52
T Page		–	–	–	–	–	81
Non-Executives							
D Mason	1	–	18	–	–	**18**	–
J Gunn	2	–	14	–	–	**14**	26
D Wickham	3	–	35	–	–	**35**	36
S Sadler	4	–	25	–	–	**25**	25
		286	92	69	8	**455**	504

NOTES
1. D Mason was appointed as a Director in 26 April 2007
2. J Gunn resigned as a Director in 21 June 2007.
3. D Wickham resigned as a Director in 2 October 2007.
4. S Sadler resigned as a Director in 14 January 2008.

On behalf of the Remuneration Committee
Robert Mahalski
1 May 2008

Report on Corporate Governance

for the year ended 31 December 2007

Policy Statement

The Board's aim is to achieve a high standard of Corporate Governance. As an AIM traded company, full compliance with the Combined Code is not a formal obligation. Notwithstanding this exemption, the Company has sought to adopt the provisions of the Combined Code that are appropriate to its size and organisation and establish frameworks for the achievement of this objective.

The Board of Directors

The Board comprises two Executive and two Non-Executive Directors. The Board meets, at least monthly, to consider the current state of the business and the strategic issues. Board papers, including detailed management accounts, are circulated in advance of meetings including all Board and Committee meetings, and their attendees are recorded. The Board considers strategic matters, business development policy, expenditure on major capital items, annual operating budgets, management structure and internal control procedures.

The roles of the (Non-Executive) Chairman and Chief Executive Officer are separated. David Mason and Robert Mahalski are considered by the Board to be independent Non-Executive Directors. Neither take part in the executive management of the Company and their holdings of the Company's shares are insufficient, in the opinion of the Board, to influence the exercise of their independent judgment. Non-Executive Directors have access to all information and, if required, external advice at the expense of the Company.

Appointments to the Board

The Board has the responsibility of selecting suitable candidates to hold office as Director. Both Executive and Non-Executive Directors are required to retire by rotation in accordance with the articles of association of the Company, and reappointment is subject to confirmation by shareholders at the Annual General Meeting. Given its size, the Board does not consider it necessary to establish a Nominations Committee.

Remuneration Committee

All of the Non-Executive Directors serve on the Remuneration Committee, which is chaired by Robert Mahalski. The Remuneration Committee is responsible for determining the remuneration, contract terms and other benefits of the Executive Directors and all other employees where the proposed annual salary is in excess of £50 thousand per annum.

Audit Committee

All of the Non-Executive Directors serve on the Audit Committee, which is chaired by Robert Mahalski. The Audit Committee meets at least twice a year and in addition the auditors may request a meeting at any time. The Audit Committee is responsible for reviewing the interim and final accounts prior to submission to the Board. The Committee agrees the scope and approach to the annual audit and interim review in advance with the auditors. The Committee keeps under review the appointment and remuneration of the external auditors, their cost-effectiveness, their independence and objectivity. The Chief Financial Officer attends meetings of the Audit Committee by invitation.

Internal Control and Risk Management

The Board is responsible for maintaining an appropriate system of internal control to provide reasonable assurance of the quality and reliability of financial information used to direct the business, safeguard assets and recognise liabilities in accordance with company law and generally accepted accounting practices, and for reviewing its effectiveness. Authority levels for purchase and capital commitments are defined. The Company has developed detailed budgets and monthly management reporting of actual results against budgets, and analyses variances in performance. Regular re-forecasting and projection of results are carried out during the year as required.

Investor Relations

Management has put in place procedures to enable a regular dialogue with institutional investors and analysts particularly in relation to interim and full year results. All shareholders will receive the Annual Report and the interim financial statements. The Board welcomes as many investors as possible to the Annual General Meeting and invites discussion on issues facing the Company.

Going Concern

The financial statements have been prepared on a going concern basis. The Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future.



Statement Of Directors' Responsibilities

For the Financial Statements

The Directors are responsible for preparing the Annual Report, the Remuneration Report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the Company and the Group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The financial statements are required by law to give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period.

In preparing those financial statements, the Directors are required to:

› select suitable accounting policies and then apply them consistently;
› make judgements and estimates that are reasonable and prudent;
› state that the financial statements comply with IFRS as adopted by the European Union; and
› prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the financial statements.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and for ensuring that the financial statements and the Remuneration Report comply with the Companies Act 1985, and in regards to the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Financial statements are published on the Group's website in accordance with legislation in the United Kingdom governing the preparation and dissemination of financial statements, which may vary from legislation in other jurisdictions. The maintenance and integrity of the Group's website is the responsibility of the Directors. The Directors' responsibilities also extends to the ongoing integrity of the financial statements contained therein.

Independent Auditors' Report

To the Shareholders of Synchronica plc

We have audited the Group and parent company financial statements of Synchronica plc for the year ended 31 December 2007, which comprise of the Group consolidated income statement, the Group and Company statement of recognised income and expense, Group and Company balance sheet, the Group and Company consolidated cash flow statement and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective Responsibilities of Directors and Auditors

The Directors' Responsibilities for preparing the report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (U.K. and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view, and have been properly prepared in accordance with the Companies Act 1985, and whether the information given in the Directors' Report is consistent with those financial statements. We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Chairman's statement, Chief Executive Report, Report of the Directors, Remuneration Report, Report on Corporate Governance and the Statement of Director's Responsibilities. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any further information.

Our report has been prepared pursuant to the requirements of the Companies Act 1985 and for no other purpose. No person is entitled to rely on this report unless such a person is a person entitled to rely upon this report by virtue of and for the purpose of the Companies Act 1985, or has been expressly authorised to do so by our prior written consent. Save as above, we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (U.K. and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

› the Group and Company financial statements give a true and fair view, in accordance with International Financial Reporting Standards as adopted by the European Union, of the state of the Group's and Company's affairs as at 31 December 2007 and of their result for the year then ended;
› the financial statements have been properly prepared in accordance with the Companies Act 1985; and
› the information given in the Directors' Report is consistent with the financial statements.

Emphasis of Matter – Going Concern

In forming our opinion on the financial statements, which is not qualified, we have considered the adequacy of the disclosure made in note 2 in the financial statements concerning the Group's ability to continue as a going concern. The Group made a loss for the year ended 31 December 2007 of £2.970 million and is reliant on its ability to generate sufficient cash inflows from its trading activities, and to successfully raise further funding from existing and new investors in order to continue as a going concern. These conditions, along with the other matters explained in note 2 to the financial statements, indicate the existence of material uncertainties which may cast significant doubt about the Group's ability to continue as a going concern. The financial statements do not include any adjustments that would result if the Group was unable to continue as a going concern.

BDO STOY HAYWARD LLP
Chartered Accountants and Registered Auditors
Gatwick, 2 May 2008

Consolidated Income Statement

for the year ended 31 December 2007

	Note	2007 £'000	2006 £'000
Revenue	5	**2,285**	1,068
Administrative costs			
› Reorganisation costs	10	**(492)**	(529)
› Exceptional impairment of goodwill	10	–	(661)
› Other administrative expenses		**(4,951)**	(6,969)
Total administrative costs		**(5,443)**	(8,159)
Operating loss	6	**(3,158)**	(7,091)
Finance income	11	**87**	189
Finance costs	11	**(12)**	(49)
Loss before taxation		**(3,083)**	(6,951)
Taxation	13	**113**	296
Loss for the year after tax attributable to the equity holders of the parent company during the year		**(2,970)**	(6,655)
Loss per ordinary share from continuing operations	15		
Basic and diluted loss per share		**(4.4)p**	(18.3)p

Statement of Recognised Income and Expense for the year ended 31 December 2007

	The Group		The Company	
	2007	2006	2007	2006
	£'000	£'000	£'000	£'000
Exchange difference on translation of foreign operations	7	–	–	–
(Charge)/credit for employee share options	(40)	86	(40)	86
Net (expense)/income recognised directly in equity	(33)	86	(40)	86
Loss for the year	(2,970)	(6,655)	(3,107)	(6,857)
Total recognised expenses in the year attributable to equity holders of the parent company	(3,003)	(6,569)	(3,147)	(6,771)

Balance Sheet

at 31 December 2007

	Note	The Group		The Company	
		2007	2006	2007	2006
		£'000	£'000	£'000	£'000
Assets					
Non-current assets					
Intangible assets	16	**579**	196	**557**	193
Property, plant and equipment	17	**133**	94	**105**	76
Investments in subsidiaries	18	–	–	**77**	89
		712	290	**739**	358
Current assets					
Trade and other receivables	19	**1,517**	501	**1,509**	460
Corporation tax		**107**	–	**121**	–
Cash and cash equivalents		**757**	2,086	**643**	2,052
		2,381	2,587	**2,273**	2,512
Total assets		**3,093**	2,877	**3,012**	2,870
Liabilities					
Current liabilities					
Trade and other payables	21	**1,006**	1,665	**1,072**	1,677
Corporation tax		–	16	–	–
Provisions	26	**187**	155	**187**	155
Total current liabilities		**1,193**	1,836	**1,259**	1,832
Non current liabilities					
Provisions	26	**349**	64	**349**	64
Total non current liabilities		**349**	64	**349**	64
Total liabilities		**1,542**	1,900	**1,608**	1,896
Equity and reserves					
Ordinary shares	27	**840**	364	**840**	364
Share premium	27	**13,167**	10,066	**13,167**	10,066
Retained earnings / (accumulated losses)	28	**(12,463)**	(9,453)	**(12,603)**	(9,456)
Translation reserve	28	**7**	–	–	–
Equity attributable to shareholders of the parent company		**1,551**	977	**1,404**	974
Total equity and liabilities		**3,093**	2,877	**3,012**	2,870

The financial statements on pages 30 to 63 were approved by the Board of Directors on 1 May 2008 and were signed on its behalf by:

Angus Dent
Chief Financial Officer

David Mason
Chairman

Cash Flow Statement

for the year ended 31 December 2007

	The Group		The Company	
	2007	2006	**2007**	2006
Cash flows from operating activities				
Loss before taxation	**(3,083)**	(6,951)	**(3,228)**	(7,157)
Adjusted for:				
Depreciation	**62**	76	**51**	70
Amortisation of intangibles	**160**	774	**151**	315
Amounts written off investments	**–**	–	**–**	913
(Profit)/Loss on disposal of property, plant and equipment	**(5)**	1	**(4)**	1
Finance Income	**(87)**	(189)	**(87)**	(189)
Foreign exchange losses/(gains) on operating activities	**12**	49	**12**	49
Equity settled share based payment (credit)/expense	**(40)**	86	**(40)**	86
Cash flows from operating activities before changes in working capital and provisions	**(2,981)**	(6,154)	**(3,145)**	(5,912)
› (decrease)/increase in provisions	**317**	219	**317**	219
› (increase)/decrease in trade and other receivables	**(1,016)**	406	**(1,049)**	447
› (decrease)/increase in payables	**(659)**	750	**(605)**	921
Cash utilised from operations	**(4,339)**	(4,779)	**(4,482)**	(4,325)
Income tax (paid) / received	**–**	300	**–**	300
Net cash used in operating activities	**(4,339)**	(4,479)	**(4,482)**	(4,025)
Cash flows from investing activities				
Acquisition of subsidiary net of cash acquired	**–**	(25)	**–**	(25)
Investment in subsidiary	**–**	–	**–**	(336)
Purchase of intangible assets	**(243)**	(70)	**(215)**	(119)
Purchase of property, plant and equipment	**(103)**	(91)	**(80)**	(81)
Proceeds from sale of property, plant and equipment	**4**	7	**4**	–
Proceeds on disposal of investment	**–**	–	**12**	–
Interest received	**87**	195	**87**	195
Net cash used in investing activities	**(255)**	16	**(192)**	(366)
Cash flows from financing activities				
Net proceeds from issue of ordinary shares	**3,277**	–	**3,277**	–
Finance lease repayments	**–**	(17)	**–**	(17)
Net cash generated from financing activities	**3,277**	(17)	**3,277**	(17)
Net decrease in cash and cash equivalents	**(1,317)**	(4,480)	**(1,397)**	(4,408)
Cash and cash equivalents at 1 January 2007	**2,086**	6,615	**2,052**	6,509
Effects of exchange rate changes on cash and cash equivalents	**(12)**	(49)	**(12)**	(49)
Cash and cash equivalents at 31 December 2007	**757**	2,086	**643**	2,052

Notes Forming Part of the Financial Statements

for the year ended 31 December 2007

1. General Information

Synchronica plc is incorporated in the United Kingdom under the Companies Act 1985. The address of its registered office is Mount Pleasant House, Lonsdale Gardens, Royal Tunbridge Wells, Kent, TN1 1NY.

These consolidated financial statements are presented in pounds Sterling, which represents the functional currency of the Group. Foreign operations are consolidated in accordance with the policies set out in note 2 below.

2. Significant Accounting Policies

Basis of Preparation

The Group and parent company financial statements have been prepared in accordance with EU endorsed International Financial Reporting Standards (IFRS), International Financial Reporting Interpretations Committee (IFRIC) interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. All accounting standards and interpretations issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee effective at the time of preparing these financial statements have been applied.

The Group and parent company financial statements have been prepared under the historical cost convention. A summary of the significant Group accounting policies adopted in the preparation of the financial statements is set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The preparation of financial statements which comply with IFRS requires the use of estimates and assumptions, and for management to exercise its judgement in the process of applying the Group's accounting policies. Critical judgements and key estimates and assumptions are disclosed in note 3.

Going Concern

These financial statements have been prepared on the going concern basis which is supported by forecasts and projections covering the period to 31 December 2009.

The Company made a loss of £2.970 million for the year to 31 December 2007 and had cash of £0.76 million at that time. Since 31 December the company has twice raised additional funds from shareholders totalling £3.875 million (See note 31). The projections and forecasts, which include cash flows, suggest that provided the Company trades in line with expectations that it has sufficient funds to meet its liabilities as they fall due. There is however an obvious risk that the Company may not meet its revenue expectations and/or that while it may meet these revenue expectations it might meet them more slowly than anticipated; either or both of these could test the Company's cash flow. The forecasts are reliant on signing new deals with new customers which are expected but not guaranteed; negotiations are ongoing.

In addition, the Company operates in a highly specialised and fast-moving environment in which, in order to generate revenue, it is necessary that the products are, and remain, up-to-date; to ensure this it may be necessary to increase costs.

Given the above, the Directors acknowledge that there is a material uncertainty related to these events, that may cast significant doubt on the entity's ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liability in the normal course of business.

Management has, however, taken the relevant steps to ensure that further funding has been raised from existing and new investors. Based on forecasts and projections and additional funding raised since the balance sheet date, management expects the Company to continue as a going concern.

Standards, Amendments and Interpretations to Published Standards Not Yet Effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 January 2008 or later periods, and which the Group has decided not to adopt early. These are:

- IFRS 8 Operating Segments (effective for accounting periods beginning on or after 1 January 2009). This standard sets out requirements for the disclosure of information about an entity's operating segments and also about the entity's products and services, the geographical areas in which it operates and its major customers. It replaces IAS 14 Segmental Reporting. The Group expects to apply this standard in the accounting period beginning on 1 January 2009. As this is a disclosure standard it will not have any impact on the results or net assets of the Group.

- Amendments to IAS1 Presentation of Financial Statements: a revised presentation (effective for accounting periods beginning on or after 1 January 2009), will introduce two changes to disclosure, but will have no impact on the results or net assets of the group:

(i) A single "Statement of Comprehensive Income", incorporating both the profits and losses that have traditionally been reported in the income statement and other gains and losses that are currently reported in the Statement of Recognised Income and Expense or the Statement of Changes in Equity, and,
(ii) Amendments to capital disclosure.

- Amendment to IFRS 2 Share-based Payments: vesting conditions and cancellations (effective for accounting periods beginning on or after 1 January 2009). This amendment is still to be endorsed by the EU. Management is currently assessing the impact of the amendment on the accounts.

- Revised IFRS 3 Business Combinations and complementary amendments to IAS 27 Consolidated and Separate Financial Statements (both effective for accounting periods beginning on or after 1 July 2009). This revised standard and amendments to IAS 27 are still to be endorsed by the EU. The revised IFRS 3 and amendments to IAS 27 arise from a joint project with the Financial Accounting Standards Board (FASB), the US standards setter, and result in IFRS being largely converged with the related, recently issued, US requirements. There are certain very significant changes to the requirements of IFRS, and options available, if accounting for business combinations. Management is currently assessing the impact of revised IFRS 3 and amendments to IAS 27 on the accounts.

- IFRIC 12 Service Concession Arrangements, IFRIC 13 Customer Loyalty Programmes and IFRC 14 "IAS 19 the Limit on Defined Benefit Asset, Minimum Funding, Requirements and their Interactions", amendments to IAS 23 Borrowing Costs and IAS 32 Puttable Financial Instruments and Obligations Arising on Liquidation will not have a material impact on the financial statements of the Group.

First Time Adoption of IFRS
These are the Group's first financial statements prepared in accordance with IFRS. Accordingly, IFRS 1 First-Time Adoption of International Financial Reporting Standards has been applied. The Group's transition date to IFRS is 1 January 2006, and the Group prepared its opening balance sheet at that date in accordance with IFRS effective at 31 December 2007 except as specified below. In preparing these financial statements, the Group applied mandatory exceptions and certain of the optional exemptions available in IFRS 1 from the full retrospective application of IFRS:

Optional Exemptions to Full Retrospective Restatement Elected by the Group

(i) Business Combinations Exemption
The Group has taken the business combination exemption, which allows that IFRS 3 not be applied to business combinations that took place prior to 1 January 2006, the date of transition to IFRS.

(ii) Cumulative Translation Differences
The Group has elected to set the previous cumulative translation differences arising from the translation of all foreign operations to zero at the date of transition to IFRS.

Reconciliations and explanations of the effect of the transition from U.K. GAAP to IFRS on the Group's equity and its profit or loss are provided in note 32.

Basis of Consolidation
The consolidated financial statements incorporate the results, assets, liabilities and cash flows of the Company and each of its subsidiaries for the financial year ended 31 December 2007.

Subsidiaries are entities controlled by the Group. Control is deemed to exist when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results, assets, liabilities and cash flows of subsidiaries are included in the consolidated financial statements from the date control commences until the date that control ceases.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

Intra-group balances and transactions are eliminated on consolidation.

Foreign Currencies
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which it operates (the "functional currency"). The consolidated financial statements are presented in Sterling, which is the Company's functional and presentation currency.

Notes Forming Part of the Financial Statements

for the year ended 31 December 2007 (continued)

2. Significant Accounting Policies (continued)

Transactions entered into by Group entities in a currency other than the currency of the primary economic environment in which it operates (the "functional currency") are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at rates ruling at the balance sheet date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognised immediately in the income statement.

On consolidation, the balance sheet of the overseas subsidiary undertaking is translated at the rate of exchange ruling at the balance sheet date. The exchange differences arising on the retranslation of opening net assets, together with the year-end adjustment to closing rates of income statements translated at average rates, are taken directly to reserves. The income statement of the overseas subsidiary undertaking is translated at average exchange rates (unless this average is not a reasonable approximation of the effect of the rates prevailing on the transaction dates, in which case the income and expenses are translated at the rate on the dates of the transactions). All other translation differences are recorded in the income statement. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with in reserves.

Leases

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Group (an "operating lease"), the total rentals payable under the lease are charged to the consolidated income statement on a straight-line basis over the lease term. The aggregate benefit of lease incentives is recognised as a reduction of the rental expense over the lease term on a straight-line basis.

Revenue

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for licences granted and services provided in the normal course of business, net of discounts, any refunds due and VAT.

The Group derives revenue from one trade in software licences, and also provides customer support and other services in relation to those licences. Customer support includes telephone support and maintenance updates. Other services include the sale of professional services to install and maintain software and to train licencees in the maintenance and use of the software.

Revenue allocable to software licences is recognised when all of the following conditions are met:

- the Group has transferred to the buyer the significant risks and rewards of ownership;
- the Group retains neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;
- the amount of revenue can be measured reliably;
- it is probable that the economic benefit associated with the transaction will flow; and
- the costs incurred, or to be incurred, in respect of the transaction can be measured reliably.

Revenue allocable to customer support and maintenance is recognised on a straight-line basis over the term of the contract, usually one year. Revenue not recognised in the income statement under this policy is classified as deferred income in the balance sheet.

Revenue allocable to other services is recognised when the service has been rendered to the customer and the value can be measured reliably with reference to the stage of completion of the project.

Share-based Payments

The Group operates an employee share option scheme. The fair value of options or shares granted under the scheme is recognised in the income statement as an expense over the period in which any performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award, based on management's best estimate of the number of awards that will ultimately vest. A corresponding amount is credited to equity. No expense is recognised for awards that do not ultimately vest, except for those where the vesting depends on a market condition. Whether or not the market condition is satisfied, these are treated as vesting as long as all other performance conditions are satisfied.

The fair value of the awards are measured at the date at which they are granted using a Black Scholes Merton option-pricing model.

Investments

Investments in subsidiaries and participating interests are stated at cost less provision for impairment where necessary to reduce book value to recoverable amount. Cost is purchase price including acquisition expenses, but excluding any payment for accrued interest or fixed dividend entitlement.

Intangible Assets – Goodwill
Goodwill arising on the acquisition of subsidiary undertakings and businesses, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired is capitalised and provision is made for any impairment.

Goodwill and intellectual property rights are allocated to cash-generating units for the purpose of impairment testing. The recoverable amount of the cash-generating unit to which the goodwill or intellectual property rights relates is tested annually for impairment or when events or changes in circumstances indicate that it might be impaired.

In an impairment test, the recoverable amount of the cash-generating unit or asset is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of the fair value less costs to sell and the value in use in the Group. An impairment loss is recognised to the extent that the carrying value exceeds the recoverable amount.

In determining a cash-generating unit's value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the cash-generating unit or asset that have not already been included in the estimate of future cash flows.

Intangible Assets – Intellectual Property Rights
Intellectual property rights acquired as part of a business acquisition are capitalised separately from goodwill if their value can be measured reliably on initial recognition and they are controlled through custody or legal rights. These rights are initially recorded at fair value which is based on replacement cost and are amortised over four years which is their estimated useful economic life. Provision is made for any impairment.

Intellectual property rights purchased separately from a business are capitalised at cost and are amortised over four years which is their estimated useful economic life. Provision is made for any impairment.

Amortisation
Intangible assets, other than goodwill, are amortised on a straight-line basis, to reduce their carrying value to their residual value, over their estimated useful lives. The following useful lives were applied during the year:

Computer software	up to 2 years
Intellectual property	up to 4 years

Methods of amortisation, residual values and useful lives are reviewed, and if necessary adjusted, at each balance sheet date.

Research and Development
An intangible asset arising from development (or from the development phase of an internal project) shall be recognised if, and only if, an entity can demonstrate that all of the following conditions are met:
› it is probable that the asset will create future economic benefits;
› the development costs can be measured reliably;
› technical feasibility of completing the intangible asset can be demonstrated;
› there is the intention to complete the asset and use or sell it;
› there is the ability to use or sell the asset; and
› adequate technical, financial and other resources to complete the development and to use the asset are available.

Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortisation and accumulated impairment losses on the same basis as intangible assets acquired separately.

Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses if applicable. Depreciation on property, plant and equipment is charged on an asset's residual value over its useful economic life as follows:

Office equipment	up to 2 years
Fixtures and fittings	up to 4 years
Motor vehicles	up to 4 years

Residual values and useful lives are reviewed and adjusted, if appropriate, at each balance sheet date.

Share Capital
Financial instruments issued by the Group are treated as equity only to the extent that they do not meet the definition of a financial liability. The Group's ordinary shares are classified as equity instruments. The Group considers its capital to comprise its ordinary share capital, share premium and accumulated retained earnings. There have been no changes in what the Group considers to be capital since the previous period.

The Group is not subject to any externally imposed capital requirements.

Notes Forming Part of the Financial Statements
for the year ended 31 December 2007 (continued)

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

For the purpose of preparation of the cash flow statement, cash and cash equivalents include cash at bank and in hand and short-term deposits with an original maturity period of three months or less. Bank overdrafts that are an integral part of a subsidiary's cash management are included in cash and cash equivalents where they have a legal right of set-off and there is an intention to settle net, against positive cash balances, otherwise bank overdrafts are classified as borrowings.

Trade and Other Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement within administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against administrative costs in the income statement.

Taxation

The charge for current income tax is based on the results for the year as adjusted for items which are not taxed or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is accounted for using the liability method in respect of temporary differences arising from differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference is due to goodwill arising on a business combination or from an asset or liability, the initial recognition of which does not affect either taxable or accounting income.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to apply in the periods when the timing differences are expected to reverse, based on tax rates and law enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to shareholders' equity, in which case the deferred tax is also dealt with in shareholders' equity.

Provisions

Provisions are recognised when the Group has a present obligation in respect of a past event, where it is more likely than not that an outflow of resources will be required to settle the obligation, and where the amount can be reliably estimated.

Financial Instruments

The Group classifies financial instruments, or their component parts, on initial recognition as a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement.

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes party to the contractual provisions of the instrument.

The particular recognition and measurement methods adopted for the Group's financial instruments are disclosed below:

Derivatives

In the normal course of its business, the Group is exposed to currency risk. Forward foreign exchange contracts are derivative instruments and are used by the Group to manage its currency risks.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are also subsequently carried at fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as an effective hedging instrument and the nature of the item being hedged.

Fair Value Determination
Whenever available, the fair value of a financial instrument is derived from quoted prices in an active market. For assets held, fair value is the bid price and for liabilities held it is the asking price. If there is no active market, fair value is established by using a valuation technique. Valuation techniques include the use of information from recent arm's length market transactions between knowledgeable, willing parties, and if available, reference to the current fair value of similar instruments and discounted cash flow analysis. The valuation technique used incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments.

Equity Instruments
An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of directly attributable issue costs.

Dividends
Final dividends are recognised as a liability in the period in which they are approved by the Company's shareholders. Interim dividends are recognised when they are paid.

3. Critical Accounting Judgements and Key Sources of Estimation Uncertainty

Critical Judgements in Applying the Group's Accounting Policies
In the process of applying the Group accounting polices, the following judgements have had the most significant effect on the amounts recognised in the financial statements:

Revenue Recognition
In accordance with IAS 18, revenue, even when invoiced, is not recognised to the extent that significant obligations are retained by the Group, such as when customer support services remain to be performed. Revenue is recognised where the Group has transferred the significant risks and rewards of ownership to the customer and there is certainty that the economic benefits from the transaction will flow to the Company. For perpetual licence fees and other services, recognition occurs when the customer has accepted the software or service. For annual licence fees and annual support fees revenue is recognised over the period of the related obligation.

Income Taxes
The determination of the Group's tax liabilities requires the interpretation of tax law. The Group obtains appropriate professional advice from its tax advisors in relation to all significant tax matters. The Directors believe that the judgements made in determining the Group's tax liabilities are reasonable and appropriate, however, actual experience may differ and materially affect future tax charges. Claims for research and development tax credits are recognised when the cash flows are certain.

Key Accounting Estimates and Assumptions
Key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are as follows:

Impairment of Intangible Assets and Property, Plant and Equipment
The Group tests goodwill at least annually for impairment, and whenever there is an indication that the asset may be impaired. All other intangible assets and property, plant and equipment are tested for impairment when indicators of impairment exist. Impairment is determined with reference to the higher of fair value less costs to sell and value in use. Value in use is estimated using adjusted future cash flows. Significant assumptions are made in estimating future cash flows about future events including future market conditions and future growth rates. Changes in these assumptions could affect the outcome of impairment reviews.

The recoverable amount of the above cash-generating unit has been determined from value in use calculations based on cash flow projections from the formally approved 2008 budgets and projections covering the years to 31 December 2010. Other major assumptions are as follows:

Discount rate 12.5%
Revenue will grow in line with expectations to £9.2 million in 2010.
Costs will grow in line with expectations to £6.5 million in 2010.



Notes Forming Part of the Financial Statements

for the year ended 31 December 2007 (continued)

3. Critical Accounting Judgements and Key Sources of Estimation Uncertainty (continued)

Discount rates are based on the Group's beta adjusted to reflect management's assessment of specific risks related to the cash-generating unit. Revenue and costs have been based on past experience and future expectations in the light of anticipated economic and market conditions.
If any one of the following changes were made to the above key assumptions, the carrying amount and recoverable amount would be the same.

i) Discount rate increase from 12.5% to 66%
ii) Revenue falls by 8.4%
iii) Costs increase by 9.5%

Provisions

Provisions are recognised when management is satisfied that an outflow of economic benefits is probable and a reliable estimate can be made of the obligation.

In estimating the onerous lease provisions, the Group considers the likelihood of being able to sublet properties and the probability of assignees going into liquidation and property reverting to the Group.

4. Financial Risk Management

Treasury Management

Group treasury policies are reviewed and approved by the Board. The objectives of Group treasury policies are to ensure that adequate financial resources are available for development of the business, while at the same time managing financial risks. Derivative financial instruments are used to reduce financial risk exposures arising from the Group's business activities, and not for speculative purposes.

The Group's treasury activities are managed by the Group finance function under the direction of the Chief Financial Officer. The Chief Financial Officer reports to the Board on the implementation of Group treasury policy.

The Group's business activities expose it to a variety of financial risks that include:

- liquidity risk;
- credit risk;
- interest rate risk; and
- currency risk.

The policies for managing these risks are described below:

Liquidity Risk

The Group finances its operations through a combination of shareholders' funding and cash generated from revenues. The Group's treasury policy aims to ensure that there are sufficient funds available to meet the projected cash flow requirements in the business plan. Management monitors the Group's liquidity on the basis of expected cash flow. Cash reports are produced and reviewed by senior management. Monthly cash flow statements are reviewed by management and annual cash flow budgets are produced and reviewed by the Board of Directors.

The Group's principal source of funding is from its shareholders, the Group has no borrowings.

Credit Risk

The amounts of trade receivables presented in the balance sheet are net of allowances for doubtful accounts estimated by management based on prior experience and their assessment of the current economic environment.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are high credit quality financial institutions.

Interest Rate Risk

The Group's only financial instruments exposed to interest rate risk are cash and cash equivalents. The interest rate risk subjected to this financial instrument are disclosed in note 23. The Group does not have any overdrafts or loans that are subjected to interest rate risk.

Currency Risk

The Group is exposed to currency risk through movements in exchange rates on its purchases and sales that are not denominated in Sterling. The Group uses forward foreign exchange contracts to hedge the currency risk associated with highly probable forecast transactions. The contracts are denominated primarily in US Dollars and Euros.

Fair Value Estimation

The fair values of cash and cash equivalents, receivables, payables and borrowings with a maturity of less than one year are assumed to approximate to their book values.

5. Revenue

Revenue arising from:	2007 £'000	2006 £'000
Licensing of software	**1,888**	605
Services provided relating to the above	**397**	463
	2,285	1,068

6. Operating Loss

Operating loss is arrived at after charging	2007 £'000	2006 £'000
Depreciation of tangible assets	**62**	76
Amortisation of intangible assets	**160**	175
Impairment of intangible assets	**–**	58
Exceptional impairment of goodwill	**–**	541
Operating lease rentals – land and buildings	**188**	140
Research and development	**970**	1,175
Auditors' remuneration (see Note 12)	**86**	66
(Profit)/loss on disposal of tangible assets	**(4)**	1
Share-based payments	**(40)**	86

Notes Forming Part of the Financial Statements

for the year ended 31 December 2007 (continued)

7. Employees

Average monthly number of employees in the Group, including Executive Directors:

	The Group		The Company	
	2007	**2006**	**2007**	**2006**
Product development	**15**	51	**3**	37
Administration and marketing	**31**	28	**27**	16
	46	79	**30**	53

Staff costs, including Executive Directors:

	The Group		The Company	
	2007	**2006**	**2007**	**2006**
	£'000	**£'000**	**£'000**	**£'000**
Wages and salaries	**2,443**	3,436	**1,928**	3,029
Social security costs	**262**	410	**172**	326
Share-based payments	**40**	86	**39**	84
	2,745	3,932	**2,139**	3,439

8. Directors' Remuneration

Remuneration of the Company's Directors:

	2007	**2006**
	£'000	**£'000**
Emoluments	**455**	504
Highest paid Director's emoluments	**208**	187

Directors' emoluments include compensation for loss of office of £nil (2006: £26 thousand).

Further details on Directors' emoluments are given in the Directors' Remuneration Report on page 25.

9. Segmental Reporting

The returns earned by the Group are predominantly affected by the territory in which it operates, and accordingly management considers the primary reporting segment is based on geographic territory of revenue generation. The management considers that the Group only operates in one business segment, that of development and provision of mobile device management and synchronisation solutions.

	North America		Europe		Rest of World		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Revenue	**1,132**	354	**849**	549	**304**	165	**2,285**	1,068
Unallocated corporate expenses							**(5,443)**	(8,159)
Operating loss							**(3,158)**	(7,091)
Finance income							**87**	189
Finance costs							**(12)**	(49)
Taxation							**113**	296
(Loss)/profit in year							**(2,970)**	(6,655)

The geographical split of net assets of the Group stated net of intercompany balances is as follows:

	North America		Europe		Rest of World		Unallocated		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Segment assets	**1,038**	57	**51**	179	**141**	40	**1,863**	2,601	**3,093**	2,877
Segment liabilities	**–**	–	**–**	–	**–**	–	**(1,542)**	(1,900)	**(1,542)**	(1,900)
Net assets	**1,038**	57	**51**	179	**141**	40	**321**	701	**1,551**	977

	North America		Europe		Rest of World		Unallocated		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Capital expenditure	**–**	–	**–**	–	**–**	–	**103**	91	**103**	91
Depreciation	**–**	–	**–**	–	**–**	–	**62**	76	**62**	76

Notes Forming Part of the Financial Statements

for the year ended 31 December 2007 (continued)

10. Reorganisation Costs

	2007 £'000	2006 £'000
Costs on closure of site	–	300
Impairment losses deducted from intangible assets	–	661
Provision for onerous contracts	**492**	229
	492	1,190

11. Finance Income and Expenses

	2007 £'000	2006 £'000
Finance income		
Interest received on bank deposits	**87**	189
Finance expense		
Net loss on financial instruments classified as held for trading	**12**	49

12. Auditor's Remuneration

Services to the Company and its Subsidiaries	2007 £'000	2006 £'000
Fees payable to the Company's auditor for the audit of the annual financial statements	**40**	36
Fees payable to the Company's auditor and its associates for other services:		
Audit of the financial statements of the Company's subsidiaries pursuant to legislation	**5**	7
Other services pursuant to legislation – regulatory reporting	**4**	8
Other services relating to taxation	**27**	15
Services relating to corporate finance transactions	**5**	–
Other services – IFRS reporting and accounting advice	**5**	–
	86	66

13. Taxation

Income Tax (Credit)/Expense	2007 £'000	2006 £'000
U.K. research & development tax credit	**(121)**	(300)
Overseas corporation tax charge/(credit)	**8**	4
	(113)	(296)

The U.K. research and development tax credit received represents the refund of tax due from research carried out in the year ended 31 December 2005 (2006: 31 December 2003 and 31 December 2004).

The Group's loss before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to results of the consolidated entities as follows:

	2007 £'000	2006 £'000
Loss on ordinary activities before taxation	**(3,083)**	(6,951)
Theoretical tax at U.K. corporation tax rate 30% (2006: 30%)	**(925)**	(2,086)
Effects of:		
› unrelieved tax losses	**943**	1,827
› other timing differences	**–**	(5)
› amortisation of goodwill	**–**	19
› impairment of goodwill	**–**	162
› expenditure that is not tax deductible	**12**	21
› capital allowances in excess of depreciation	**(18)**	39
› higher tax rates on overseas earnings	**8**	1
› research and development tax credit	**(121)**	(300)
› share-based payments	**(12)**	26
Actual current taxation credit	**(113)**	(296)

A potential deferred tax asset of £4.374 million (2006: £3.706 million) in relation to unrelieved losses of £15.620 million (2006: £12.352 million) has not been recognised due to the uncertainty of recoverability of this amount.

14. Loss of the Parent Company for the Financial Year

The loss for the financial year dealt with in the accounts of the parent company was £3.107 million (2006: £6.857 million).

As permitted by Section 408 of the Companies Act 2006, no separate income statement is presented in respect of the parent company.

Notes Forming Part of the Financial Statements

for the year ended 31 December 2007 (continued)

15. Loss per Ordinary Share

Basic loss per ordinary share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

	2007 £'000	2006 £'000
Numerator		
Losses used for calculation of basic and diluted EPS	**2,970**	6,655

	Number	Number
Denominator		
Weighted average number of ordinary shares used in basic EPS	**68,197,584**	36,383,766
Basic and diluted loss per share (pence)	**(4.4)p**	(18.3)p

4,959,075 (2006: 289,942) shares, being the weighted average number of dilutive securities (share options and warrants), have been excluded from the calculation of diluted loss per share because they would reduce loss per share.

16. Intangible Assets

The Group	Goodwill £'000	Intellectual Property £'000	Software £'000	Total £'000
Cost or valuation				
At 1 January 2006	625	351	33	1,009
Additions	25	–	70	95
At 1 January 2007	650	351	103	1,104
Additions	–	525	18	543
Disposals	–	–	(32)	(32)
At 31 December 2007	**650**	**876**	**89**	**1,615**
Amortisation				
At 1 January 2006	47	67	20	134
Charged in year	62	83	30	175
Impairment	541	58	–	599
At 1 January 2007	650	208	50	908
Charged in year	–	123	37	160
Disposals	–	–	(32)	(32)
At 31 December 2007	**650**	**331**	**55**	**1,036**
Net book value				
At 1 January 2006	578	284	13	875
At 1 January 2007	–	143	53	196
At 31 December 2007	**–**	**545**	**34**	**579**

Notes Forming Part of the Financial Statements

for the year ended 31 December 2007 (continued)

16. Intangible Assets (continued)

The Group	Intellectual Property £'000	Software £'000	Total £'000
Cost or valuation			
At 1 January 2006	435	32	467
Additions	54	65	119
At 1 January 2007	489	97	586
Additions	515	–	515
Disposals	–	(32)	(32)
At 31 December 2007	**1,004**	**65**	**1,069**
Amortisation			
At 1 January 2006	55	23	78
Charged in year	110	24	134
Impairment	181	–	181
At 1 January 2007	346	47	393
Charged in year	116	35	151
Disposals	–	(32)	(32)
At 31 December 2007	**462**	**50**	**512**
Net book value			
At 1 January 2006	380	9	389
At 1 January 2007	143	50	193
At 31 December 2007	**542**	**15**	**557**

17. Property, Plant and Equipment

The Group	Office Equipment £'000	Fixtures, Fittings & Equipment £'000	Motor Vehicles £'000	Total £'000
Cost or valuation				
At 1 January 2006	193	30	14	237
Additions	78	13	–	91
Disposals	(9)	–	–	(9)
At 1 January 2007	262	43	14	319
Additions	99	4	–	103
Disposals	(167)	(16)	(14)	(197)
At 31 December 2007	**194**	**31**	**–**	**225**
Depreciation				
At 1 January 2006	123	17	10	150
Charged in year	65	7	4	76
Disposals	(1)	–	–	(1)
At 1 January 2007	187	24	14	225
Charged in year	54	8	–	62
Disposals	(165)	(16)	(14)	(195)
At 31 December 2007	**76**	**16**	**–**	**92**
Net book value				
At 1 January 2006	70	13	4	87
At 1 January 2007	75	19	–	94
At 31 December 2007	**118**	**15**	**–**	**133**

Notes Forming Part of the Financial Statements

for the year ended 31 December 2007 (continued)

17. Property, Plant and Equipment (continued)

The Group	Office Equipment £'000	Fixtures, Fittings & Equipment £'000	Motor Vehicles £'000	Total £'000
Cost or valuation				
At 1 January 2006	169	25	14	208
Additions	68	13	–	81
Disposals	(3)	–	–	(3)
At 1 January 2007	234	38	14	286
Additions	80	–	–	80
Disposals	(163)	(16)	(14)	(193)
At 31 December 2007	**151**	**22**	**–**	**173**
Depreciation				
At 1 January 2006	116	16	10	142
Charged in year	60	6	4	70
Disposals	(2)	–	–	(2)
At 1 January 2007	174	22	14	210
Charged in year	45	6	–	51
Disposals	(163)	(16)	(14)	(193)
At 31 December 2007	**56**	**12**	**–**	**68**
Net book value				
At 1 January 2006	53	9	4	66
At 1 January 2007	60	16	–	76
At 31 December 2007	**95**	**10**	**–**	**105**

18. Investments in Subsidiaries

The Company	Impaired Cost £'000
Cost or valuation	
At 1 January 2006	89
Disposals	(12)
At 31 December 2007	**77**

The shares in Group undertakings, which are all 100% beneficially owned by the Company, comprise investments in the following dormant companies (except Synchronica Software GmbH and Synchronica America Limited). DAT Management plc was re-registered as DAT Management Limited and was dissolved.

	Incorporated	Capital & Reserves	Profit/(Loss) for the Year	Interest in Ordinary Shares
Synchronica Software GmbH	Germany	171	124	100%
Synchronica America Limited	United Kingdom	46	13	100%
DAT Flash Media Limited *	United Kingdom	–	–	100%
DAT Management plc**	United Kingdom	–	–	100%
DAT Management plc owned:				
DAT IP Limited*	United Kingdom	–	–	100%
DAT Investments Limited*	United Kingdom	–	–	100%
DAT Panther Limited*	United Kingdom	–	–	100%

* Dormant company struck off the Companies House Register on 3 April 2007

** Dormant company struck off the Companies House Register on 16 October 2007

Notes Forming Part of the Financial Statements

for the year ended 31 December 2007 (continued)

19. Trade and Other Receivables

	The Group		The Company	
	2007	2006	2007	2006
	£'000	£'000	£'000	£'000
Trade receivables	**1,274**	412	**1,274**	340
Less provision for impairment of trade receivables	**–**	(137)	**–**	(80)
Trade receivables (net)	**1,274**	275	**1,274**	260
Amounts owed by Group undertakings	**–**	–	**–**	1
Other receivables	**116**	124	**113**	106
Total financial assets other than cash and cash equivalents classified as loans and receivables	**1,390**	399	**1,387**	367
Prepayments not classified as financial assets	**127**	102	**122**	93
Trade and other receivables	**1,517**	501	**1,509**	460

20. Credit Risk

As of 31 December 2007, trade receivables of £nil (2006: £287,000) were impaired. The amount of the provision was £nil (2006: £137,000). The impairment as at 31 December 2006 related to the assessment of the recoverability of individual trade receivables. The ageing of these receivables is as follows:

	The Group		The Company	
	2007	2006	2007	2006
	£'000	£'000	£'000	£'000
Up to 3 months	**–**	–	**–**	–
3 to 6 months	**–**	123	**–**	123
Over 6 months	**–**	164	**–**	108
	–	287	**–**	231

As of 31 December 2007, trade receivables of £80,000 (2006: £1,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing of these receivables is as follows:

	The Group		The Company	
	2007	2006	2007	2006
	£'000	£'000	£'000	£'000
Up to 3 months	**5**	–	**5**	–
3 to 6 months	**53**	1	**53**	1
Over 6 months	**22**	–	**22**	–
	80	1	**80**	1

20. Credit Risk (continued)

The carrying amounts in Sterling of the Group's trade and other receivables are denominated in the following currencies:

	The Group		The Company	
	2007	2006	2007	2006
	£'000	£'000	£'000	£'000
Sterling	**233**	280	**243**	260
US Dollar	**1,080**	184	**1,080**	184
Euro	**204**	37	**186**	16
	1,517	501	**1,509**	460

Movements in the provision for impairment of trade receivables are as follows:

	The Group		The Company	
	2007	2006	2007	2006
	£'000	£'000	£'000	£'000
At 1 January 2007	**137**	–	**80**	–
Provision for impairment of receivables	**–**	137	**–**	80
Receivables written off in the year as uncollectible	**(60)**	–	**(60)**	–
Unused amounts reversed	**(77)**		**(20)**	–
At 31 December 2007	**–**	137	**–**	80

The Group's exposure to credit risk, by class of financial instrument, is shown in the table below:

Loans and Receivables	The Group		The Company	
	2007	2006	2007	2006
	£'000	£'000	£'000	£'000
Trade receivables	**1,274**	275	**1,274**	275
Other receivables	**243**	226	**235**	205
Cash and cash equivalents	**757**	2,086	**643**	2,052
	2,274	2,587	**2,152**	2,532

At the year end, the Group had a significant concentration of credit risk with Sun Microsystems Inc. ("Sun"). Subsequent to the year end and in line with the agreement made between Sun and Synchronica, Sun paid one-third of the funds owed. Having reviewed Sun's accounts, the Directors do not believe that there is a significant risk of Sun defaulting on the debt due. The nature of the Group's business means that from time to time credit risk is concentrated in a small number of customers. As the portfolio of customers grows the concentration of this risk will diminish.

Notes Forming Part of the Financial Statements

for the year ended 31 December 2007 (continued)

21. Trade and Other Payables

	The Group		The Company	
	2007	2006	2007	2006
	£'000	£'000	£'000	£'000
Trade payables	**466**	571	**443**	555
Amounts due to related parties	–	–	**161**	145
Accruals	**380**	649	**320**	555
Total financial liabilities, excluding loans and borrowings, classified as financial liabilities measured at amortised cost	**846**	1,220	**924**	1,255
Deferred income	**41**	250	**40**	233
Other taxation and social security taxes	**119**	195	**108**	189
Trade and other payables	**1,006**	1,665	**1,072**	1,677

22. Liquidity Risk

The following table analyses the Group's financial liabilities which will be settled on a net basis into the relevant maturity groupings based on the remaining period on the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounts is not significant.

Through working capital and the additional share capital raised as disclosed in note 31 the Company has met the obligations as disclosed below.

The Group	Less than 1 Year £'000	Between 1 and 2 Years £'000	More than 2 Years £'000
At 31 December 2007			
Trade payables and other payables	**1,006**	–	–
At 31 December 2006			
Trade payables and other payables	1,665	–	–

The Company	Less than 1 Year £'000	Between 1 and 2 Years £'000	More than 2 Years £'000
At 31 December 2007			
Trade payables and other payables	**1,072**	–	–
At 31 December 2006			
Trade payables and other payables	1,677	–	–

23. Interest Rate Profile

The following table sets out the carrying amount of the Group's financial instruments that are exposed to interest rate risk as at 31 December 2007.

	2007 Effective Interest Rate	2007 Carrying Amount £'000	2006 Effective Interest Rate	2006 Carrying Amount £'000
Floating rate with maturity within one year				
Cash and cash equivalents – Group	6.2%	757	4.7%	2,086
Cash and cash equivalents – Company	5.8%	643	4.4%	2,052

24. Currency Risk

The Sterling equivalent of foreign currencies held at the year end is as follows:

The Group	2007 £'000	2006 £'000
US Dollar	**1,036**	199
Euro	**544**	284
	1,580	483

The affect of a 5-cent movement in the value of Sterling against the US Dollar at the balance sheet date would, all other variables held constant, result in a movement in the loss for the year of £103 thousand (2006: 19 thousand). The affect of a 5-cent movement in the value of Sterling against the Euro at the balance sheet date would, all other variables held constant, result in a movement in the loss for the year of £37 thousand (2006: 21 thousand).

The Group	2007 £'000	2006 £'000
US Dollar	**1,036**	199
Euro	**544**	284
	1,580	483

The affect of a 5-cent movement in the value of Sterling against the US Dollar at the balance sheet date would, all other variables held constant, result in a movement in the loss for the year of £106 thousand (2006: 19 thousand). The affect of a 5-cent movement in the value of Sterling against the Euro at the balance sheet date would, all other variables held constant, result in a movement in the loss for the year of £22 thousand (2006: 23 thousand).

At the year end, the Group had a significant concentration of currency risk with the receivable from Sun Microsystems Inc. As this is a new contract the pattern of payments had yet to be established. The Directors were unable to mitigate the currency risk as the specific dates of cash flows could not be established at the year end. As a result, there were no hedge contracts in place at the year end (2006: nil).

Notes Forming Part of the Financial Statements

for the year ended 31 December 2007 (continued)

25. Operating Lease Commitments

The total value of minimum lease payments are due as follows:

Group and Company	2007 £'000	2006 £'000
Operating leases with commitments expiring		
› within 1 year	**64**	–
› between 2 and 5 years	**18**	297
› later than 5 years	**433**	–
	515	297

26. Provision for Liabilities and Charges

Group and Company	Property £'000
At 1 January 2007	219
Charged/(credited) to the income statement:	
Additional provisions	492
Used during the year	(175)
At 31 December 2007	**536**
Current	187
Non-current	349
	536

Property provisions include a provision for dilapidations at the Group's previous offices.

27. Share Capital and Premium

The Group and Company	Number of Shares in Issue '000	Ordinary Shares £'000	Share Premium £'000	Total £'000
At 1 January 2006	36,361	364	9,893	10,257
Proceeds from issued shares	39	–	173	173
At 1 January 2007	36,400	364	10,066	10,430
Proceeds from placing	43,750	437	2,840	3,277
Issued in acquisition of assets	3,871	39	261	300
At 31 December 2007	**84,021**	**840**	**13,167**	**14,007**

The total number of authorised ordinary shares is 150 million (2006: 100 million) with a par value of 1p per share. All issued shares are fully paid.

Major Non-cash Transaction

During the period the Group entered an agreement to acquire all the intellectual property rights of GoodServer – a provider of email enablement and integration technologies. These assets were independently valued at £797,400. However the consideration paid was amounted to £241,000 in cash and £300,000 being payable in 3,870,968 new ordinary shares of 1p each at a price of 7.75p being the market price on the day of the transaction: a discount to the valuation of £256,410.

Share Warrants

Warrants over a total of 462,603 (2006: 686,996) ordinary shares were in issue as at 1 January 2007. During the year no warrants were exercised (2006: nil) and 61,500 (2006: 224,393) expired.

Number of Warrants 1 Jan 2006	Warrants Expired	Number of Warrants 1 Jan 2007	Warrants Expired	Number of Warrants 31 Dec 2007	Exercise Price	Last Date Exercisable
943	(943)	–	–	–	£2.80	22 Jan 2006
162,155	(162,155)	–	–	–	£0.49	01 Jan 2006
61,295	(61,295)	–	–	–	£0.49	22 Oct 2006
61,500	–	61,500	(61,500)	–	£0.49	01 Mar 2007
82,000	–	82,000	–	**82,000**	£0.49	23 July 2008
319,103	–	319,103	–	**319,103**	£0.49	30 June 2009
686,996	(224,393)	462,603	(61,500)	**401,103**		

The warrants entitle the holders to subscribe for a specified number of ordinary shares in the Company. The warrant holder may only exercise the warrant with respect to all of the shares represented by the warrant. The warrants may be exercised at the earlier of:

i. the fifth anniversary of the warrant (as stated above); or
ii. in accordance with the conditions: (1) on the liquidation of the Company or (2) where an offer is made to all of the shareholders to acquire the whole or any part of the issued share capital and the Company becomes aware that 50 percent of the voting rights are vested in the offerer.

The current Directors had no interest in the warrants; the interests of a former Director in the warrants of the Company are as shown in the Remuneration Report as shown on page 25.

Notes Forming Part of the Financial Statements

for the year ended 31 December 2007 (continued)

28. Statement of Changes in Shareholders' Equity

The Group	Ordinary Shares	Share Premium	Capital to be Issued	(Accumu-lated Loss)	Translation Reserve	Total
	£'000	£'000	£'000	£'000		£'000
At 1 January 2006	364	9,893	173	(2,884)	–	7,546
Accumulated loss for the year	–	–	–	(6,655)	–	(6,655)
Capital issued	–	173	(173)	–	–	–
Adjustment for share-based payment	–	–	–	86	–	86
At 31 December 2006	364	10,066	–	(9,453)	–	977
Accumulated loss for the year	–	–	–	(2,970)	–	(2,970)
Adjustment for share-based payment	–	–	–	(40)	–	(40)
Proceeds from placing	437	2,840	–	–	–	3,277
Acquisition of assets	39	261	–	–	–	300
Currency translation difference	–	–	–	–	7	7
At 31 December 2007	**840**	**13,167**	**–**	**(12,463)**	**7**	**1,551**

The Nature and Purpose of Each Category of Reserve Within Owners' Equity is as Follows:

Share premium: Amount subscribed for share capital in excess of nominal value less costs of issuing new share capital.

Capital to be issued: Share options granted and now exercised in connection with the acquisition of Synchronica Software GmbH.

Accumulated loss: Cumulative net losses recognised in the consolidated income statement.

29. Share-based Payments

Employee Share Options

Share-based payment incentives have been granted to certain employees to acquire ordinary shares of 1p each under the Synchronica Global Share Option Plan ("Option Plan"). Options were granted with an exercise price equal to the closing mid-market price as quoted by the London Stock Exchange on the business day before the options were granted.

Under the rules of the Option Plan, Options vest between one and three years and become exercisable between one year and ten years, from the date of the grant. As a condition of exercise, the option holder must make a payment to the Company of the aggregate exercise price due. Income tax, employee national insurance and their overseas equivalents may be due on the exercise of the options.

The rules of the Option Plan provide that options granted will lapse six months after an employee leaves the Group's employment. However, the Directors have authority to vary these provisions.

During the year options over a total of 7,704,506 ordinary shares have been granted under the Management Incentive Plan.

Date of Grant	No. of Ordinary Share Options	Exercise Price of Option	Expected Volatility (Years)	Life of Option over the Life of the Option	Risk Free Interest Rate	Fair Value (p)
02/05/2007	3,398,000	11.75	25%	4.3	5.11%	3.5
17/09/2007	3,931,506	8.00	25%	4.3	4.68%	2.1
03/09/2007	305,000	7.75	25%	4.3	5.07%	2.3
01/10/2007	70,000	7.25	25%	4.3	5.00%	2.2

No dividends are expected on the underlying shares. The options have been valued using a Black Scholes Merton model for valuation. As the historical data for the Company is limited, the expected volatility has been determined by reference to comparable companies. The model assumes employees will exercise their options when the market price is two times the exercise price and that the employee exit rate is 20% per annum. The options granted in the year vest in three annual equal instalments from the date of the grant without any market-based conditions. The interests of the Directors in the share options of the Company are as shown in the Remuneration Report.

At December 2007, options over a total of 8,187,391 ordinary shares remained in issue:

	2007 Number of Shares	Weighted Average Exercise Price	2006 Number of Shares	Weighted Average Exercise Price
Outstanding at 1 January 2007	**2,419,452**	**33.7p**	2,601,692	44.6p
Granted	**7,704,506**	**2.8p**	683,000	15.0p
Exercised	–	–	(38,922)	1.0p
Lapsed	**(1,936,567)**	**26.0p**	(826,318)	53.9p
Outstanding at 31 December 2007	**8,187,391**	**9.3p**	2,419,452	33.7p

Notes Forming Part of the Financial Statements

for the year ended 31 December 2007 (continued)

29. Share-based Payments (continued)

No share options were exercised during the year (2006: 38,922).

Exercise Price	2007 Number of Shares	Weighted Average Remaining Contractual Life	2006 Number of Shares	Weighted Average Remaining Contractual Life
7.25p	**70,000**	**9.8**	–	–
7.75p	**305,000**	**9.7**	–	–
8.00p	**3,381,506**	**9.7**	–	–
11.8p	**3,038,000**	**9.3**	–	–
15.0p	**670,000**	**8.6**	683,000	9.6
27.0p	**672,000**	**8.0**	1,328,000	9.0
48.8p	**–**	**–**	200,000	0.6
48.8p	**18,491**	**6.8**	153,956	7.8
334.0p	**32,394**	**7.4**	54,496	8.4

30. Related Party Transactions

Group

Key management compensation is disclosed in Directors' emoluments in the Remuneration Report on page 25.

Company

Balances owed by and to subsidiaries are shown in notes 19 and 21 to the financial statements. The outstanding balances are unsecured and bear no interest. They are due for settlement in accordance with the Company's normal trade terms.

Sales by the subsidiaries to the Company were as follows:

	2007 £'000	2006 £'000
Synchronica Software GmbH	**808**	276
Synchronica America Limited	**330**	221

Funds are transferred within the Group, dependent on the operational needs of individual companies. The Directors do not consider it meaningful to set out the gross amounts of transfers between individual companies.

31. Events After the Balance Sheet Date

On 16 January 2008 the Company raised £1.875 million before expenses of additional share capital. The Company placed 30,000,000 ordinary shares of 1p each at a price of 6.25p per share. Synchronica has entered into an equity-based swap to retain much of the economic value of the shares issued. Settlement of the swap over the next 24 months will release the credit support posted by the Company, in addition the swap settlement will be an amount determined by reference to the Synchronica share price. A change in share price of 0.1p from the base level of 8.3333p per share will lead to a change in receipts from the swap of £938 per month. In addition, the Company issued 3,000,000 ordinary shares in lieu of fees for setting up the equity swap.

On 20 February 2008, the company raised £2.0 million, before expenses of additional share capital. The Company placed 28,571,429 ordinary shares of 1p each at a price of 7p per share.

The funds raised will be used for working capital and in particular to expand Synchronica's sales and marketing capabilities in emerging markets.

On 25 February 2008, the Company granted 2,437,802 options to the Directors of the Company. The vesting period of the options is three years, with approximately one-third vesting upon each anniversary of the grant date. The vested options can be exercised at a price of 8p.

32. Reconciliation of Equity and Profit Under U.K. GAAP to IFRS

Synchronica plc reported under U.K. GAAP in its previously published financial statements for the year ended 31 December 2006. The analysis below shows a reconciliation of equity and profit as reported under U.K. GAAP as at 31 December 2006 to the revised equity and profit under IFRS as reported in these financial statements. In addition, there is a reconciliation of equity under U.K. GAAP to IFRS at the transition date for the Group and Company, being 1 January 2006.

Date of Transition to IFRS 1 January 2006	**As at 1 January 2006 U.K. GAAP £'000**	**Effect of Translation to IFRS £'000**	**As at 1 January 2006 IFRS £'000**
Goodwill	578	–	578
Intangible assets	284	13	297
Property, plant and equipment	100	(13)	87
Non-current assets	962	–	962
Trade and other receivables	907	–	907
Cash and cash equivalents	6,615	–	6,615
Current assets	7,522	–	7,522
Total assets	8,484	–	8,484
Trade payables	254	–	254
Accruals and deferred income	509	36	545
Other current liabilities	139	–	139
Current liabilities	902	36	938
Provisions	–	–	–
Total liabilities	902	36	938
Equity attributable to the shareholders of the parent entity	7,582	(36)	7,546
Total equity and liabilities	8,484	–	8,484

Notes Forming Part of the Financial Statements

for the year ended 31 December 2007 (continued)

32. Reconciliation of Equity and Profit Under U.K. GAAP to IFRS (continued)

Date of Transition to IFRS 1 January 2006	As at 31 December 2006 U.K. GAAP £'000	Effect of Translation to IFRS £'000	As at 31 December 2006 IFRS £'000
Goodwill	–	–	–
Intangible assets	143	53	196
Property, plant and equipment	147	(53)	94
Non-current assets	290	–	290
Trade and other receivables	501	–	501
Cash and cash equivalents	2,086	–	2,086
Current assets	2,587	–	2,587
Total assets	2,877	–	2,877
Trade payables	571	–	571
Accruals and deferred income	862	36	898
Other current liabilities	212	–	212
Current liabilities	1,645	36	1,681
Provisions	219	–	219
Total liabilities	1,864	36	1,900
Equity attributable to the shareholders of the parent entity	1,013	(36)	977
Total equity and liabilities	2,877	–	2,877

32. Reconciliation of Equity and Profit Under U.K. GAAP to IFRS (continued)

Reconciliation of profit for the year ended 31 December 2006:

	£'000
Loss reported under U.K. GAAP	(6,619)
Employee costs	(36)
Loss reported under IFRS	(6,655)

Reconciliation of cash flow statement for the year ended 31 December 2006:

The only changes to the cash flow statement are presentational.

The key difference is:

31 December 2006	As at 31 December 2006 U.K. GAAP £'000	Effect of Translation to IFRS £'000	As at 31 December 2006 IFRS £'000
Operating loss	(7,091)	(36)	(7,127)
Changes in working capital increase/(decrease) in current liabilities	1,645	36	1,681

Explanation of reconciling items between U.K. GAAP and IFRS

The standards and interpretations giving rise to the most significant changes to the previously reported profit of the Group and equity of the Group and Company are:

(a) IAS 19 Employee Benefits

Under U.K. GAAP, accumulated holiday absences are not recognised where under IAS19 Employee Benefits compensation that can be carried forward into future period must be accrued for.

(b) IAS 38 Intangible Assets

Under U.K. GAAP, all capitalised computer software was included within tangible fixed assets. IAS 38 Intangible Assets requires software that is not an integral part of an item of computer hardware to be classified within intangible assets.



Notice of Annual General Meeting

Synchronica plc

Registered in England and Wales under company number 03276547.

Notice is hereby given that the Annual General Meeting of Synchronica plc (the "Company") will be held at the Company's registered office, Mount Pleasant House, Lonsdale Gardens, Royal Tunbridge Wells, Kent, TN1 1NY on 26 June 2008 at 10.30 a.m. (the "Annual General Meeting") to consider and, if thought fit, pass the following resolutions 1–8 as ordinary resolutions and resolutions 9 and 10 as special resolutions:

Ordinary Resolutions

1. To receive, consider and adopt the financial statements for the year ended 31 December 2007 together with the Report of the Directors and the Auditors' report on those accounts.
2. To receive, consider and adopt the Directors' Remuneration Report for the year ended 31 December 2007.
3. To re-elect Mr David Mason, Non-Executive Director of the Company, who retires by rotation.
4. To re-elect Mr Carsten Brinkschulte, Chief Executive Officer, who retires by rotation.
5. To re-elect Mr Robert Mahalski, Non-Executive Director of the Company, who retires having been appointed to the Board since the last Annual General Meeting by the Board of Directors.
6. To re-appoint BDO Stoy Hayward LLP as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which the accounts are laid before the Company and to authorise the Directors to determine their remuneration.
7. To increase the authorised share capital of the Company from £2.5 million to £5.5 million by the creation of a further 300,000,000 ordinary shares of 1p each ranking pari passu with the existing ordinary shares of 1p each in the capital of the Company.
8. Subject to and conditionally upon the passing of resolution 7, for the purposes of section 80 of the Companies Act 1985 (the "Act") the Directors are hereby generally and unconditionally authorised, in substitution for all previous authorities and in accordance with the Articles of Association of the Company (the "Articles"), to allot relevant securities of a nominal amount of £485,308 (being the "Section 80 Amount" for the purposes of the Articles) for the five-year period expiring on 5 June 2013 (being the "prescribed period" for the purposes of the Articles) upon the terms set out in the Articles.

Special Resolutions

9. Subject to and conditionally upon the passing of resolution 8, the Directors be and they are hereby empowered, pursuant to Section 95 of the Act and in accordance with the Articles, to allot equity securities for cash during the prescribed period referred to in resolution 8 up to an aggregate nominal amount of £300 thousand (being the "Section 89 Amount" for the purposes of the Articles) upon the terms set out in the Articles.
10. To approve and adopt the Articles of Association produced to the meeting and signed by the Chairman for identification purposes, as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association, with effect from the conclusion of the Annual General Meeting.

By order of the Board,

Michael Woolley
Company Secretary
1 May 2008

Registered Office:
Mount Pleasant House
Lonsdale Gardens
Royal Tunbridge Wells
Kent TN1 1NY

Notes

A member entitled to attend and vote at the above-mentioned meeting is entitled to appoint one or more proxies to attend and vote in his/her place. A proxy need not be a member of the Company and the appointment of such a proxy will not preclude a member from attending and voting at the Annual General Meeting.

A form of proxy is enclosed. Please read carefully the instructions on how to complete the form. For a proxy to be effective, it must be deposited together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or other authority, at the offices of the Company, Mount Pleasant House, Lonsdale Gardens, Royal Tunbridge Wells, Kent TN1 1NY, so as to be received not later than 10.30 a.m. on 24 June 2008 or, in the case of a poll to be taken more than 48 hours subsequent to the date of the meeting or adjourned meeting, up to 24 hours before the time appointed for the taking of the poll or, in the case of a poll to be taken less than 48 hours subsequent to the date of the meeting or adjourned meeting, at the time at which the poll was demanded. Completion of a proxy does not preclude a member from subsequently attending and voting at the meeting in person if he/she so wishes.

An abstention option has been included on the proxy form. The legal effect of choosing the abstention option on any resolution is that the member concerned will be treated as not having voted on the relevant resolution. The number of votes in respect of which there are abstentions will however be counted and recorded, but disregarded in calculating the votes for or against a resolution.

The register of interests of the Directors and their families in the share capital of the Company, and copies of contracts of service and appointment of the Directors with the Company or with any of its subsidiary undertakings, will be available for inspection at the registered office of the Company during normal business hours (Saturdays and public holidays excepted) from the date of this notice until the conclusion of the meeting and at the place of the meeting for 30 minutes prior to and throughout the meeting.

In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company as at 10.30 a.m. on 24 June 2008 or, in the event that the meeting is adjourned, in such register 48 hours before the time of the adjourned meeting, shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their names at the relevant time. Changes after the relevant time will be disregarded in determining the rights of any person to attend or vote at the meeting.

Company Information

Directors	C Brinkschulte (Chief Executive Officer) A Dent (Chief Financial Officer) R Mahalski (Non-Executive Director) D A Mason (Non-Executive Chairman)
Secretary	M J Woolley
Registered Office	Mount Pleasant House Lonsdale Gardens Royal Tunbridge Wells Kent TN1 1NY United Kingdom
Registered Number	3276547
Auditors	BDO Stoy Hayward LLP 2 City Place, Beehive Ring Road Gatwick West Sussex, RH6 0PA
Bankers	Barclays Bank plc PO Box 165 Crawley West Sussex RH10 1YX
Solicitors	Simmons & Simmons CityPoint One Ropemaker Street London EC2Y 9SS
Risk Managers	AON Limited Somerset House 47/49 London Road Redhill Surrey RH1 1LU
Registrar	Capita Registrars The Registry 34 Beckenham Road Beckenham Kent BR3 4TU
Nominated Adviser and Broker	FinnCap 4 Coleman Street London EC2R 5TA



›› synchronica

Synchronica plc
Mount Pleasant House
Lonsdale Gardens
Royal Tunbridge Wells, TN1 1NY
United Kingdom

www.synchronica.com

» synchronica

Mobile Email and Synchronization

2008 Report and Accounts

Synchronica plc develops and markets industry standard mobile email and synchronisation solutions for the vast majority of devices in the market today. Mobile operators, device manufacturers, and service providers in emerging and developed markets use Synchronica products to offer mobile email, PIM synchronisation, and backup and restore services to their consumer and corporate customer base.

Contents

Synchronica at a Glance


2,052
2,647
3,494
2006
2007
2008

Revenue
In 2008, revenue increased by 61%

Revenue from Licenses
In 2008, revenue from licenses increased by 73%

Cash
In 2008, cash increased by 31%

Carsten Brinkschulte, CEO of Synchronica, comments, "Synchronica has shown substantial progress in 2008. This is due to our continual focus on sales and marketing, our investment in product development, and the successful acquisition and integration of competitor AxisMobile. The acquisition broadened the Company's product offering allowing us to offer mobile email to every mobile phone on the planet. On top, we have been able to fulfil outstanding customer deliveries of AxisMobile and further expanded our customer portfolio. We have had a strong start to 2009 with revenues for the first quarter exceeding the level of revenues generated in the entire first half of last year and we are very pleased to have secured a global reseller agreement with Nokia Siemens Networks, the second largest network equipment provider worldwide, establishing a scalable channel to mobile operators worldwide. The latest version of our core product, Mobile Gateway 4.0, has been very well received by existing and prospective customers. With market demand strengthening and an improved competitive position, the management are focused upon the execution of the Company's growth strategy and view the future with confidence."

Financial Highlights

- Results in line with market expectations
- Revenues increase 61% to £3.7m (2007: £2.3m)
- Cash used in operating activities reduced by 18.7% to £2.6m (2007: £4.3m)
- Cash and cash equivalents increased by 31% to £3.5m (2007: £2.6m)

Operational Highlights

- Significant increase in contract wins, with 13 new customers in 12 countries validating the strategy to focus on mobile email in emerging markets.
- Available pool of potential subscribers at Synchronica's operator customers increased to approximately 300m.
- Acquisition and integration of former competitor AxisMobile completed with technology and customers transferred to Synchronica and cost reduced to prior levels.
- New version of Mobile Gateway 4.0 launched, enabling mobile email for 100% of mobile phones in the market.
- Raised £5.1m to fund acquisition and further expansion of sales and marketing activities.
- Most significant deal to date secured post year end in global reseller agreement with Nokia Siemens Networks, the world's second largest network equipment provider.



Recessionary Boom

» Operators are changing business models.
Synchronica is ready. «

Carsten Brinkschulte, CEO

» During 2008, Synchronica invested heavily in product development whilst building up significant experience in assisting operators to identify and tap into new revenue streams. «

Carsten Brinkschulte, CEO

2009 marked already an important milestone within the telecommunications sector – the global networks reached more than four billion subscribers worldwide. From affluent addresses in central London, to the grit and poverty of Brazil's infamous Favelas, mobile phones have cut through economic and cultural barriers. Mobile technology has truly enveloped the planet, and with one in two now using a mobile phone, the potential to connect via advanced messaging such as mobile email is enormous. Yet, consumer mobile email still remains a largely untapped market, waiting for operators to exploit.

As the global economic downturn continues to gather pace, subscribers are becoming increasingly savvy in their quest to find value from their mobile provider. This change in the spending habits of consumer and enterprise customers is presenting interesting challenges to mobile operators. For operators fighting the recession, 2009 may become the year of improved efficiency and introduction of new data services aiming to compensate for stagnating voice revenues with a potential to maintain or even increase the average revenue per user (ARPU).

2009 – The Year of Improved Efficiencies

During 2009, operators will be put under pressure by shareholders to reduce their spending. In the past, operators invested heavily in non-core infrastructure, and the human resources required for maintaining it. Outsourcing and resource utilisation will emerge as massive cost-saving opportunities, enabling operators to maximize efficiencies.

Indian network operators have already achieved this by radically slashing their Opex and non-network Capex costs. Here the outsourcing of customer support lines and IT systems is commonplace, and even with a meagre monthly ARPU of US$9, operators in India generate profit margins that exceed 40%.

The Indian business model has caught the attention of many operators around the world, and is being replicated across diverse markets. Zain, the pan-African and Middle Eastern giant recently announced a new strategy to outsource back office functions and improve cost savings. Zain envisage that within 12 months, they will realise improvements in their operating margin to the region of 5%. Zain considers this strategy integral to the vision of becoming a top-ten global mobile telecoms operator by 2011.

Synchronica has identified this emerging trend, and is now offering managed services that enable operators to deploy their Mobile Gateway or Mobile Backup service without having to invest in additional IT infrastructure or costly management resources. The service is hosted in a Synchronica-managed data centre, and is proving to be popular with a number of customers.



Synchronica also provides a comprehensive professional services offering that supplements the full life cycle of our software products, from installation, deployment, and configuration to systems integration, as well as customer-specific feature enhancements. Designed for operators who wish to outsource product development, Synchronica's professional services offering encompasses skilled systems engineers, dedicated software project developers, and deployment specialists. They are fully knowledgeable of our products and closely liaise with our product development and quality assurance.

As a product, Mobile Gateway maximizes efficiencies by providing operators with significant savings on costly network bandwidth. The OMA-EMN standard for example, fully supported by Mobile Gateway, uses an SMS trigger to provide push email without the device needing to maintain a permanent data connection. This improves battery life, but more importantly reduces the number of simultaneous data connections implying load on the network base stations, enabling operators to service a larger number of mobile email users without having to expand their network capacity.

Similarly, Mobile Gateway's new transcoding engine, which allows email attachments to be accessed even from mass-market mobile devices, also helps to improve network efficiency. By converting and reducing the size of attachments to match the screen of the handset, the transcoding engine dramatically reduces data traffic across the network.

2009 – The Year of Stemming Losses

Informa Telecoms & Media believes that the economic downturn has resulted in operators placing a greater focus on subscriber retention. During this period, lower investment capital, lower revenues and less money being spent by subscribers will become commonplace.

Encouraging loyalty to cut customer acquisition expenditure and maintain revenue is a vital component of longevity. The cost of acquiring a new subscriber can substantially exceed the cost of retaining an existing subscriber. If a customer churns, the investment for customer acquisition is lost, often before the customer has generated enough revenue to pay back the acquisition costs. Operators now invest in developing effective churn management strategies which aim to increase market share, build subscriber loyalty and enhance profitability.

Mobile device loss is closely linked to churn. Research commissioned by technology consulting firm, Booz Allen Hamilton, shows that ahead of poor service provision and tariff strategies; mobile phone loss, theft, and damage contribute heavily to subscriber churn.

The data across all markets is staggering. Nigeria's Minister of Information and Communications recently disclosed that three mobile phones are reported lost or stolen every minute in her country. London's Metropolitan Police receive 10,000 complaints monthly, and according to data obtained from LIRNEasia, Singapore, which typically enjoys low-levels of crime, records a 31% year-on-year increase of mobile theft.



Synchronica's Mobile Backup product, in tandem with other restoration initiatives, is being used by operators to mitigate lost ARPUs and reduce churn. If subscribers do not have their contacts transferred onto a new mobile phone in case of loss or replacement, they tend to use it less. This does not sit well with the business of operators, who are keen to have subscribers use their phones as frequently as possible. Mobile Backup backs up subscriber contacts onto a remote server at pre-defined intervals, and seamlessly populates the replacement mobile phone with this saved data.

Synchronica's Mobile Gateway product addresses churn by providing a "sticky" mass-market service which makes users literally dependent on the service due to the frequent usage patterns of mobile email. Also known as the "Crackberry"-effect, mobile email is highly addictive and will prevent users from switching to a different carrier as they would lose access to their email, in particular if Mobile Gateway is combined with an operator-provided email address.

2009 – The Year of Increased Revenues

Even this current economic climate, when users are less likely to upgrade to data-intensive Smartphones, operators can increase revenues, for example by offering new service strategies to enhance revenue streams from legacy phones.

With carrier-grade scalability and integration, Synchronica's Mobile Gateway fits seamlessly into an operator's existing IT and network infrastructure. It enables a swift and easy deployment of a fully branded and secure mobile email and synchronization service that unlocks new and creative revenue streams from existing users *without* requiring them to upgrade their handset to an expensive Smartphone. Unlike most other products, Mobile Gateway supports the entire range of devices – from the high-end Smartphone to mass-market feature phones and all the way down to the lowest common denominator, the basic phone. For operators, this means a larger addressable market, faster takeup-rate and a more profitable service in a shorter time.

Tweet That You're in Vogue

According to data from Nielsen, two-thirds of the world's Internet population now visit social networking or blogging sites. If data analysis is any indication, this trend will continue. It is expected that global registrations amongst all social networking sites will grow almost exponentially until 2012. In 2008 alone, the social networking and micro-blogging service, Twitter, recorded between 5,000 and 10,000 new user registrations *each day*.

Social networking is by no means a phenomenon limited to the West. The use of social networking within emerging markets is

» Social networking is a service that is currently in vogue. Synchronica identified this growing trend relatively quickly, and added new functionality to Mobile Gateway which automatically pushes social networking and news updates from Twitter, Flickr or news sites such as Financial Times or ESPN to any mass-market mobile phone. «

» The total spend for mobile advertising in Japan reached US$ 4.4 billion – exceeding the combined revenues generated by radio and magazine channels. «

Carsten Brinkschulte, CEO

exploding – comScore reports that the greatest year-on-year growth of social networking subscriptions comes from the Middle East and Africa (66%), and Latin America (33%).

A social network service focuses on building online communities of people who share common interests or relationships. Using these services, people share news, personal experiences, and update their mood - as succinctly demonstrated by celebrity Nicole Ritchie who told us via Twitter that it was a *"lazy Sunday. What movie shall I rent?"*.

Social networking is a service that is currently in vogue. Synchronica identified this growing trend relatively quickly, and added new functionality to Mobile Gateway which automatically pushes social networking and news updates from Twitter, Flickr or news sites such as Financial Times or ESPN to any mass-market mobile phone. This drives the volume of messages and in turn increases mobile phone and data usage, increasing revenue.

Free... Could be a Tidy Revenue Earner

Of the worldwide mobile phone users who took part in a recent study commissioned by Morgan Stanley, 91% said that they check their mobile phone repeatedly by having it kept within arm's reach throughout the day and night.

This global study did more than just expose the usage habits of the world's mobile phone population. It illustrated the potential of a new advertising channel. With 4 billion mobile phones now in use worldwide, twice as many as television sets, the mobile phone has the potential to become the most widely adopted advertising medium – eventually beating print, cinema, radio, television and maybe even the Web.

There is a massive revenue opportunity for mobile operators to provide free email services to their subscribers, funded by advertising. With a small and non-intrusive advertising text inserted into each email sent and received, a consumer mobile email service could be offered completely free of charge to the user, which would result in an even faster takeup-rate and generate a massive boost to operator revenues.

One question remains – would subscribers be prepared to receive advertising messages in exchange for free mobile email? It certainly seems that they would. Combined, the top three webmail providers, Gmail, MSN Hotmail and Yahoo! have more than 600 million email accounts. These webmail providers have quietly created a culture of advertising-funded email. They have been successful with this model for years, and made the concept of advertising-funded email broadly accepted. It is therefore to be expected that a mobile email service funded by in-email adverts would be equally acceptable to mobile users, in particular for those that are using a popular webmail service.

The general acceptance of mobile advertising is supported by research of Informa Telecoms & Media, which found that consumers are generally receptive to mobile advertising in return for free and relevant services. Harris Interactive found that 26% of current mobile phone subscribers would accept mobile adverts



Year-on-year growth of social networking subscribers in MEA

10,000

New user registrations on Twitter each day

in exchange for free applications. It seems that society is ready to embrace an advertising-funded service.

Some operators have already picked up on this trend. Generating 20 million advertising messages daily, via their prepay recharge platform, South African operator Vodacom projects that advertising revenue will exceed US$ 150 million by 2011. Similarly, in 2008, the total spend for mobile advertising in Japan reached US$ 4.4 billion – exceeding the combined revenues generated by radio and magazines channels. During these times of global recession, free truly could be a tidy revenue earner!

Reduced Loss, Improved Efficiency and Increased Revenues

A slowdown in subscriber spend can be offset by strong value added propositions. The need for flexible applications that can be adapted with ease to meet a vast assortment of functions is paramount. At Synchronica, we believe that our offerings, coupled with our unique approach to providing these, are perfectly suited in helping mobile operators worldwide to transform the current economic downturn into a highly lucrative opportunity.

During 2008, Synchronica invested heavily in product development whilst building up significant experience in assisting operators to identify and tap into new revenue streams. There is a good chance that for operators, 2009 will be the year of improved efficiency and increased revenue, leading to higher profitability, and Synchronica is well positioned to help operators achieve this.

Board of Directors and Management Team



Carsten Brinkschulte
Chief Executive Officer

Carsten was a co-founder of Synchronica Software GmbH, which was acquired by DAT in April 2005. Carsten has spent his entire career developing and bringing to market innovative software solutions for telecommunications and web applications. His experience includes time spent with very large companies, such as SAP, as well as spells with technology-based start-ups.
Carsten is responsible for defining Synchronica's overall corporate and product strategy. In addition to this, he oversees global sales and business development strategy, playing a hands-on role guiding the efforts of Synchronica's experienced sales and pre-sales teams.



Angus Dent
Chief Financial Officer

Angus qualified as a chartered accountant with Price Waterhouse and then moved to the Kiril Mischeff (KM) Group Ltd., a group of food trading and manufacturing companies, where he rose from group accountant to Finance Director. Angus joined from OneClickHR plc, a leading UK developer and supplier of human resources software, where he was Finance Director.
Angus controls Synchronica's strategic financial planning, accounts and contract management. He is also responsible for human resources management within Synchronica. Angus has joint responsibility for investor relations, ensuring stakeholders are kept regularly informed.

Nicole Meissner
Chief Operating Officer



Nicole co-founded Synchronica Software GmbH, now Synchronica plc. Prior to that, she served as Vice President of Marketing and Product Management at several IT companies, and developed start-ups for venture capital and turnaround firms. She also formerly worked as Manager of International Press and Investor Relations at Siemens AG.

As Chief Operating Officer, Nicole combines an innate commercial acumen and pragmatic management style with a deep expertise in designing and delivering corporate strategies. Nicole is responsible for customer relations, project deliveries, product management, marketing and PR. Along with Angus Dent, Nicole directs Synchronica's investor relations activities.

Kim Hartlev
Chief Technical Officer



Kim holds a BSc in Engineering from the Aarhus Engineering College, Denmark. He has a strong track record in the mobile device management industry, following six years' experience at Mobilethink in Denmark, a specialist in over-the-air (OTA) mobile device configuration solutions. He is active in the Open Mobile Alliance (OMA), GSMA, and OTAFF industry bodies.

Kim provides the technical vision for the organisation, ensuring Synchronica's products remain competitive and innovative. He is responsible for leading the development team, and managing all quality assurance, support and testing of Synchronica's products. He is also responsible for overseeing customisation work undertaken for key customers, as well as internal IT.

Patric Olenczak
Chief Sales Officer



Patric joined Synchronica in May 2008 from mobile instant messaging specialist, Myowa. He brings with him considerable wireless and technology sales expertise and a track record of success with a strong background in international sales and sales management. He has worked at VP level at a number of market leading telecommunications technology organizations including Glenayre, OSI and Bull Integris Telecommunications.

Patric is responsible for driving forward the sales, overseeing global partnership strategy and reseller networks, and leading Synchronica's experienced sales and pre-sales teams.

David A. Mason
Chairman

David Mason is an entrepreneur, chartered electronics engineer, and company Director with extensive experience of both private and publicly listed companies. David has a proven track record of business expertise, in-depth experience within a wide range of industries, and expertise in strategic planning, business planning, team building, outsourcing, raising finance, acquisitions, disposals and flotations. Amongst his many achievements, he founded the Mason Group in 1993 and built it into the UK's leading independent telecoms/IT consultancy. David is an Approved Corporate Finance Advisor under the FSA regulations.

Robert Mahalski
Non-Executive Director

Robert Mahalski has been a keen follower, supporter, and shareholder in Synchronica for many years. He is currently an associate member of UK stockbroker Charles Stanley. Prior to joining Charles Stanley, he was employed at stockbroker Durlacher Ltd. between 1992 and 2003.

Mobilising Emerging Markets


Sun
Brightstar
CODETEL
SETAR
ICE
ENTEL

Synchronica has established global sales channels, bringing the power of mobile email to mobile network operators and service providers across all corners of the world. In 2008, Synchronica's customer base has grown significantly, and many leading telecoms providers are now trialling our products. Already over 14 mobile network operators, from Russia to Chile, are using our award-winning solutions to deliver mobile email to the mass-market.

Committed to stable growth, and led by experienced professionals, Synchronica has a strong understanding of the unique needs of emerging markets. In Mobile Gateway, our flagship product, we have a proven solution that is tailored to meet these requirements, helping to bridge the digital divide.



NetCom
TeliaSonera
Nokia Siemens Networks
OMNITEL
MTS
BASE
e·plus+
life:)
T··Mobile·
Sunrise
MEGAFON
accenture
ICICI
sify
ZAIN
NGC
ZOOM

Synchronica Americas
Atlanta, GA
Miami, FL
USA

Synchronica plc (Headquarters)
Royal Tunbridge Wells
United Kingdom

Synchronica Software GmbH
Berlin
Germany

Synchronica ME
Dubai
United Arab Emirates

Synchronica Asia
Hong Kong
China

Mobile Gateway 

ness users on any handset without requiring additional client software. The multi-protocol gateway combines industry-standard LEMONADE and OMA EMN push email with Email-to-SMS, WAP Push and Email-to-MMS providing the best possible user experience from high-end Smartphones to entry-level devices. Address book and calendar synchronisation using SyncML completes the service offering for business users as well as consumers.

- Mass-market push email that works on virtually any handset
- No additional software on the device required – works with built-in email and PIM applications
- Zero-footprint architecture – no desktop redirector or additional software behind the firewall
- Native push email using the LEMONADE, IMAP IDLE and OMA EMN industry standards
- Native push calendar and contact synchronisation using the SyncML industry standard
- Email-to-SMS, Email-to-MMS and WAP Push bring mobile email even to entry-level phones
- Attachment transcoding delivers documents to feature phones and reduces bandwidth consumption
- Faster take-up rate with mobile sign-up and built-in OTA device provisioning
- Enterprise support for Microsoft Exchange, Lotus Domino and Sun Java Communications Suite
- Prosumer and consumer support for Yahoo!, Gmail, Hotmail/ Windows Live, and any IMAP4 or POP3 mailbox
- Realtime RSS Feeds connect users to newsfeeds and deliver social networking updates

Mobile Gateway Provides Push Email and Synchronisation to All Mobile Devices Available on the Market.

By combining the LEMONADE, IMAP IDLE and OMA EMN industry standards for devices with native email clients, and Email-to-SMS, Email-to-MMS and WAP Push for entry-level phones, Mobile Gateway allows network operators to offer an email and synchronisation service across their entire subscriber base, including consumers, prosumers and business users.

Mobile Gateway has key advantages that are unmatched in the market. Its document transcoding engine converts office documents on-the-fly, Microsoft Word and PDF documents available even on entry-level devices, and resizes images to reduce network bandwidth requirements. Unlike other solutions, Mobile Gateway does not require any additional client software to be installed on the device, providing a better user experience by synchronising the built-in email, calendar and address book. For business users, there is no need to make any modifications to corporate firewall settings – Mobile Gateway is hosted in the operator's data centre, and connects securely to the users' corporate mailbox using Outlook Web Access.

With proven carrier-grade scalability and integration, Synchronica's Mobile Gateway fits seamlessly into the existing IT and network infrastructure. It enables a swift and easy deployment of a fully-branded and secure mobile email and synchronisation service that unlocks new and creative revenue streams, and increases customer stickiness.



2008 MobileVillage
Mobile Star Awards
SILVER STAR

2007 MobileVillage
Mobile Star Awards
GOLD STAR

INNOVATIONSPREIS 2008
mittelstand

INNOVATIONSPREIS 2007
mittelstand
AUSZEICHNUNG

2007

TeleTalk
AWARD

Mobile Backup 

-to-use interfaces mean that contacts and other data can be stored simply and securely and then, when disaster seems to strike, Mobile Backup will save the day! Think of it as an insurance policy for social networks.

Operators and service providers can generate revenues, reduce churn, and maintain ARPU by offering a Backup & Restore service. The service is available for the majority of phones in the market today.

Features and Benefits for Operators

Make set-up as easy as possible

- Automatic over-the-air provisioning of devices
- Integrated provisioning module (OMA CP)

Offer the best user experience

- Easy user set-up through phone, WAP, SMS or Web
- Users manage data through phone or Web and keep it synced
- Scheduled backup for PIM data

Keep customers by keeping priceless data safe

- Offer secure storage for safekeeping user data
- Users with safe data don't churn when switching phones

Increase revenue and maintain ARPU

- Offer a valuable subscription service to consumers
- Protects against ARPU loss by restoring social network

Reach the widest array of devices

- Address SyncML-enabled (OMA DS) and Palm and Windows devices
- Works on Smartphones and feature phones, covering the mass-market
- Server alerted synchronization using OMA DS Push

Flexibility and ease of implementation

- Load-tested system for maximum reliability and scalability
- Deployed in operator data center or hosted by Synchronica

Data Insurance for Consumers

Mobile Backup enables operators and service providers to protect their users from the harm and hassles that go with losing or upgrading a phone. It minimizes set-up for users, provides single-click backups for their data, and addresses the threats of data loss that accompany a lost, stolen, or upgraded device.

Mobile Backup provides an easy-to-use, Web-based interface for users to set up the service, automatically configure their devices, and restore data when needed. Users can sign up for the service using the Internet, a WAP interface or by sending an SMS. Scheduled and ongoing backups are simply managed through the device or the Web interface.

The handiness of mobile devices can also put them at risk, being liable to loss or theft. And, let's face it, when a device goes missing, it is the data that is missed, not the phone. Users value the social and business networks contained in their phones, and are willing to pay to insure these networks.

Mobile Backup can generate additional revenues for mobile operators and service providers as a value-added service for subscribers. Providing an essential insurance application that enhances users' mobile experiences also reduces churn. When a phone goes missing, ARPU is maintained, because users can easily restore contacts to a new device and need contacts in order to make voice calls and send data traffic.







2008 MobileVillage
Mobile Star Awards
Silver Star

2007 MobileVillage
Mobile Star Awards
Silver Star

Financial Statements

for the year ended 31 December 2008

Contents

Directors
C Brinkschulte
A Dent
R Mahalski
D Mason

Secretary
A Phillips

Registered Office
Mount Pleasant House, Lonsdale Gardens,
Royal Tunbridge Wells, Kent, TN1 1NY,
United Kingdom

Registered Number
3276547

Auditors
BDO Stoy Hayward LLP, 2 City Place, Beehive Ring Road,
Gatwick, West Sussex, RH6 0PA, United Kingdom

Chairman's Statement

for the year ended 31 December 2008

We continue to make significant progress towards becoming the leading provider of push mobile email solutions with a strong footprint in emerging markets. 2008 was a landmark year for the Company and I am pleased to report that we reached all the milestones we set out to meet, and more. Key amongst our achievements was the acquisition and integration of AxisMobile Ltd ("AxisMobile") in September last year. The new, now integrated unique technology has allowed us to penetrate new markets and geographies, previously locked to us. We believe we are now one of very few providers in the world, which can provide a comprehensive mobile email and synchronisation solution to the entire market, from the consumer with the most basic of handsets to the professional business user with a Smartphone.

Financial Performance

Our financial performance has improved, as we once more increased revenue in line with market expectations. Given the current climate, we have been conscious of keeping our ongoing operating costs under control and have achieved this. After adding back one off costs associated with the acquisition of AxisMobile, the loss for the year is in line with expectations. During the year the Company raised £5.1 million, net of costs, which was supported by our existing as well as new investors. The funds were used primarily to integrate our competitor AxisMobile in a timely manner, which was achieved by the end of the year. These fund raisings also provided us with working capital to accelerate our marketing and sales capabilities, and we have quickly seen the reward of this investment with our strengthening sales pipeline. Commercialising a state of the art mobile email solution requires continuous investment in product development. Customers expect new versions of the product to be introduced on a regular basis to keep up with the rapidly developing mobile market. To further control these costs Synchronica has introduced a complex time and work tracking system for product and project development.

Operational Performance

We reached a number of milestone deals during the year, substantially increasing the number of operators using Mobile Gateway. This gives us a total accessible target market of more than 300 million users within our current customer base. Our strategy remains the same: to target those countries where the mobile handset is the primary route to Internet access and email distribution, and where PC penetration numbers are still minimal. Our addressable market is huge and growing rapidly, despite economic pressures. Industry analyst Informa estimates there will be close to 5 billion mobile phone subscribers by 2012, with almost all of the growth in the next few years coming from new users in emerging regions, the heart of Synchronica's target base. We are confident of signing up many more operators during 2009 and increasing our position as a premier provider of mobile email. Amongst our new client wins, we have now entered the markets of South America, India, the Middle East, and Russia/CIS. Where possible, we are trying to work with more than one operator in each country to ensure maximum penetration. For example, in Russia we work with two of the largest operators, with in aggregate over 120 million subscribers.

One deal in particular with a Tier 1 operator, with over 100 million subscribers worldwide, has confirmed our position as a leading player in the industry. The significance of this contract is twofold. Firstly, it reduces the sales-cycle with the operator's subsidiaries

» 2008 was a landmark year for the Company and I am pleased to report that we reached all the milestones we set out to meet, and more. «

David Mason, Chairman

as the price and legal framework has already been agreed, and secondly, it gives us access to an extremely large subscriber base in markets where we were previously not established. We believe we have now created a brand presence within our industry which will allow us to complete similar deals with other Tier 1 operators in the future.

Post Year End Activity

Since the end of the year, Q1 2009 has seen strong operational performance, including the launch of Mobile Gateway 4.0. We have also closed our most significant reseller agreement to date with the world's second largest network equipment provider, Nokia Siemens Networks. Synchronica was selected during a competitive vendor process, because our Mobile Gateway provides carrier-grade scalability, is based on industry standards, supports mass-market handsets and is suitable for both businesses and consumers alike.

Product Development

Just after the close of the reporting year, we launched our latest version of Mobile Gateway. The new major version, 4.0, integrates the acquired technology, substantially improving the competitive position of our mobile email product. Synchronica Mobile Gateway 4.0 extends mobile email and data synchronisation to virtually any mobile phone on the market. With inbuilt Email-to-SMS and Email-to-MMS gateways and Push-to-WAP/xHTML browser access, the solution is ideal for emerging markets, where PC-based access is limited and entry-level devices dominate. A document transcoding engine allows a variety of attachments to be displayed on mass-market phones.

The new Mobile Backup 1.7, launched at the Mobile World Congress in February, provides an automated and scheduled backup facility for handsets supporting the OMA DS (SyncML) Push standard. This facility enables mobile devices to automatically back up over-the-air at scheduled intervals, without users needing to remember to back up manually. As an attractive value-added service, Synchronica Mobile Backup can generate additional revenues for mobile operators and service providers.

Management and Staff

Once again, our progress would not have been possible without the hard work and total dedication of the management team and all our staff. In a few short years, we have established Synchronica as a key player in the market, witnessed by a number of industry awards being presented to the Company as well as a highly successful attendance at the World Mobile Congress, recently held in Barcelona.

Outlook

We believe the growth prospects for Synchronica are excellent. Given continued access to resources and with an expanding target market, a growing reputation for excellence and a strong pipeline of potential new clients, the Board is confident of a successful future. I would like to thank all our shareholders for their continued support.

David Mason, Chairman
30 April 2009

Chief Executive's Report

for the year ended 31 December 2008

Introduction

Synchronica has shown substantial progress in 2008, due to our continuous campaign of sales and marketing, the acquisition of competitor AxisMobile and introduction of market leading technologies in our flagship products Mobile Gateway and Mobile Backup.

The management team of Synchronica has defined a focused and consistent product marketing strategy and we are executing with encouraging results. Synchronica has moved beyond the orientation and proof-of-concept stage of previous years and is now in the commercialisation and expansion phase.

We have seen an increased interest in our products from mobile operators and device manufacturers and we have continuously improved our competitive positioning both from a technical and marketing perspective.

Market Overview

2008 may have been the year when mobile email finally became a mass-market phenomenon. While mobile email has so far been limited to the high-end of the business market and firmly associated with the BlackBerry, we are now seeing this concept expanding to the professional consumer and even into the consumer mass-market. While in the high-end enterprise market, a homogenous end-to-end solution such as BlackBerry or Windows Mobile is advantageous, the very heterogeneous mass-market requires vendor-neutral solutions which provide mobile email to the widest possible range of devices.

The preference for vendor-neutral solutions is shared in particular by mobile operators which need to support a wide range of mobile devices from various handset manufacturers and tend to avoid single-vendor lock-in situations. Industry-standard-based solutions like Synchronica's Mobile Gateway offer a substantial advantage in a heterogeneous environment as they can provide vendor-neutral support for a wide range of devices without having to develop proprietary client software for a large number of often incompatible mobile operating system platforms.

Contrary to the common belief that Smartphones are quickly becoming the norm, research specialist Gartner reported recently that Smartphone sales were down to 38 million units, representing a 12% market share of a total 314 million phones shipped in Q4 2008. At the same time, the fragmentation within the Smartphone segment has been increased by the introduction of new and incompatible platforms (Apple iPhone, Google Android) and this trend seems to be continued with the recent announcement of yet another platform by Palm (WebOS).

14

Worldwide operator deployments

100%

Handset support from Mobile Gateway

With the vast majority of devices in the market and the new devices shipping being feature phones and basic phones, where the clients of proprietary push email solutions cannot be installed, and the fragmentation of the relatively small Smartphone segment increasing, vendor-neutral, industry-standard solutions like Synchronica Mobile Gateway, which can support Smartphones, feature phones and even basic phones without requiring additional client software to be installed, are gaining competitive advantage over proprietary competitors.

The trend to offer mobile email and synchronisation services seems to be particularly strong in emerging markets, where the PC penetration remains very low, yet the mobile phone is phenomenally successful. While the mobile phone in the developed world will probably always remain a secondary access point to the Internet, mobile operators in emerging markets have the unique opportunity to position the mobile phone as the primary device for accessing the Internet and its applications.

The average revenue per user (ARPU) in emerging markets is obviously lower than in the developed world and the device spectrum is heavily skewed towards the low-end. Only very few users in emerging markets are able to afford a high-end Smartphone which typically sells around US$300 (unsubsidized) and thus the vast majority of devices are mass-market feature phones or even low-end basic phones.

Based on the observations above, we have focused Synchronica's product marketing and sales strategy on providing a vendor-neutral mobile email and synchronisation service that can address the widest-possible range of devices ranging from high-end Smartphones to low-end basic phones. We have focused our sales efforts primarily on emerging markets, where we see the largest market potential, while our competitors are showing weakness due to lack of addressable market and our product has substantial unique selling points.

Operational Review

We signed up several new operators during the year, ranging from the smaller operators who have been contracted for up-front, fixed licence payments, to a Tier 1 telecom operator group who will pay ongoing, per-user licence fees. This now provides the Company with a healthy mix of revenue models, giving us immediate access to cash to enable further business development, plus a sustained stream to help us protect our position in the future. We also established global sales channels by teaming with Tier-1 partners extending the reach of Synchronica's sales efforts to better address the more than 700 operators worldwide.

Key deals included:

- Signed a global distribution agreement for Mobile Gateway with Brightstar Corp, a global leader in distribution and supply chain solutions for the mobile industry in February. Brightstar, with estimated annual gross revenues of US$4.8 billion in 2008, has local sales and distribution centres in 50 countries worldwide and a strong presence in the fast growing emerging markets in Asia Pacific, Africa, India and throughout Latin America.

- Entered into a license agreement with a Chinese handset manufacturer to provide Mobile Gateway as an Application Service Provider (ASP) to be introduced in partnership with mobile operators in the Chinese market. When launched, Synchronica will receive the greater of either 20% of all of the revenues received by the manufacturer from its customers for the service, or a minimum of US$1.00 per active handset per year.

- Signed a license agreement for Mobile Gateway with a mobile operator in Africa in September and received an initial purchase order for 250,000 user licences with an upfront licence fee of US$400,000.

- Received an expansion order from MTS, the largest mobile operator group in Russia and CIS, for the value of US$730,000 in September. A two phase roll-out, initially for Moscow and eventually expanded to their entire subscriber base of over 90 million users across Russia and the CIS region.

- A mobile operator in Belgium licensed SimpleMail in September, paying us a mix of up-front fee of €200,000 for professional services, plus an additional €0.34 per subscriber, per month. This demonstrates that Synchronica is not limited to emerging markets, but can succeed in the developed world, too.

- Signed a group-wide agreement with a major mobile operator group providing telecommunication services in Europe and to the rapidly growing emerging markets of Eurasia in November. The agreement represents Synchronica's largest contract by number of addressable subscribers as it will make Synchronica's Mobile Gateway available to all subsidiaries of the group, which has more than 100 million subscribers worldwide. Synchronica will receive a one-time activation fee of €1 per user, plus an annual subscription fee of up to €2.64 per user plus a yearly support fee of €0.96 per user. We believe the highest take-up rate will be from the operator's operations in emerging markets of Eastern Europe, the CIS and South East Asia.

- Received the first purchase order in context of the group-wide agreement from a European subsidiary of the mobile operator group in December.

- Won the first contract with Brightstar for Entel, the second largest mobile operator in Chile with more than 6 million subscribers, in December. Synchronica received an initial purchase order for a 50,000 user license of Synchronica Mobile Gateway at US$2.92 per user, plus an annual fee of US$0.73 per user for support and maintenance.

- Sun Microsystems finally launched the Sun Java Mobile Communications Suite in December enabling mobile

+61%

Revenue increase

+31%

Cash and cash equivalents increase

synchronisation for the Sun Communications Suite using the SyncML technology licensed from Synchronica in 2007. With an installed base of more than 240 million licenses worldwide, the Sun Communications Suite provides a large addressable market for Sun to up-sell the Synchronica-powered Mobile Communications Suite and Synchronica will receive annual royalty fees reported on a quarterly basis.

› Following the reporting period, Synchronica signed a global reseller agreement for Mobile Gateway with Nokia Siemens Networks in February 2009. The agreement enables NSN, the world's second largest network equipment provider, to offer an affordable, white-labelled, push email solution to mobile users across the globe. Nokia Siemens Networks has an unparalleled access to mobile operators worldwide, and we firmly believe it will provide the strength and global presence which can transform the technical advantage of Mobile Gateway into market leadership for Synchronica.

Acquisition of AxisMobile

On 18 August, we announced the acquisition of the operating subsidiary of competitor AxisMobile Ltd and raised £5.1m in two institutional placings in order to create a well capitalised business and a market leader in mobile email and synchronisation solutions. We believe that the placings and the acquisition have accelerated the commercial growth and product development roadmap of Synchronica and increased our ability to provide email to the vast majority of handsets.

We believe that the acquisition of AxisMobile has given us immediate access to technology necessary to better exploit in particular the emerging-markets opportunity complementing Synchronica's award-winning Mobile Gateway with a clientless solution for WAP phones, as well as Email-to-SMS and Email-to-MMS gateways enabling even the most basic phones to send and receive email. AxisMobile's patented email Optimizer trans-coding gateway adds the ability to read a large variety of email attachments on a range of standard feature phones that would otherwise be unable to support such functionality.

The acquisition was also instrumental to our increased success towards the end of the year. Following an auction process we realised cash for certain current assets, which were acquired with the purchase of AxisMobile Ltd. The auction realised US$3.75m, which was paid to Synchronica on 22nd December 2008. This realisation of current assets is a very positive result from the acquisition. We are obviously pleased to have realised such a large sum, significantly strengthening our balance sheet. This transaction almost meets the costs of the acquisition while maintaining the upside of revenues from acquired customers and technology.

We are pleased to report that AxisMobile's core technology, SimpleMail, was integrated very quickly, allowing us to secure new contracts under the Synchronica brand and demonstrate a clear rationale for the acquisition, as well as the immediate commerciality of its products. In February 2009, we completed the integration and announced Mobile Gateway 4.0 combining the SimpleMail technology into a single, unified product.

We are delighted with the entire process of the transaction, from acquisition to integration in a very short time frame. After the successful integration of AxisMobile, its customers and technology, we have now reduced the operating costs of the Company to levels similar to those prior to the acquisition. The Company has emerged from this process much stronger and abler to provide the right service to any operator in the world.

Product Development

Just after the close of the reporting year, we launched our latest version of Mobile Gateway, designated 4.0. This latest version includes the technology integrated from our acquisition of AxisMobile, substantially improving the competitive position of Mobile Gateway. This was the culmination of months of work and its release brings to market a mobile email system for all classes of handsets, from high-end Smartphones to low-end basic phones. Dramatically extending the reach in the low-end device spectrum, Mobile Gateway 4.0 introduces Email-to-SMS and Email-to-MMS gateways as well as Push-to-WAP/xHTML browser access – ideal for our target emerging markets, where PC-based access is limited and entry-level devices dominate.

Using the new Email-to-SMS gateway, users of entry-level handsets can become first-class citizens of the mobile email world – they can send and receive emails as a standard SMS; their replies are automatically converted back to an email and sent to the destination. Mobile Gateway essentially turns any mobile phone, even the ultra-low-cost Nokia 1100, the most successful Nokia device ever built, with more than 300 million devices sold, into a "poor man's BlackBerry".

Mobile Gateway 4.0 also includes a document transcoding gateway, which allows a variety of attachments – such as Word, Excel and PowerPoint documents – to be displayed on mass-market phones which otherwise do not have the ability to display complex attachments. Document transcoding can also optimise images for display on a mobile phone, thereby reducing bandwidth requirements.

Crucially, and unlike other solutions, Mobile Gateway does not require users to install additional software on the handset or behind the firewall. The combination of this "zero-footprint" architecture with an additional over-the-air provisioning module for service activation increases adoption rates and improves the overall user experience.

For mid-range feature phones and Smartphones, Mobile Gateway 4.0 provides a BlackBerry-like experience using open industry standards such as Push IMAP and SyncML integrating with the native email and synchronisation clients built into more than 2 billion devices from all major handset manufacturers including Nokia, Sony Ericsson, Samsung, Motorola and others. It includes connectors for major consumer mail services such as Google Mail, Yahoo or MSN/Windows Live as well as for business servers such as Microsoft Exchange and Lotus Domino.

We believe this combination of technology is currently unique in the mobile market, providing operators with a larger addressable market and faster take-up rates than competing solutions. As a result, our operator customers will be more successful in launching mobile email solutions and Synchronica will benefit from this with increasing revenue streams.

» We are stronger, despite the global economic crisis, with strong global partners, a healthy pipeline of potential new customers and established contracts with recurring revenue streams. «

Carsten Brinkschulte, CEO

Strategy

Our strategy remains to focus on targeting service providers (mobile operators, Internet providers, device manufacturers and application service providers) with a strong regional focus on emerging markets. The integration of AxisMobile's technology has immediately enhanced our opportunities within these regions and has bolstered our unique selling points. The feedback from existing and prospective customers regarding our product strategy and in particular the new features of Mobile Gateway 4.0 are very positive and encouraging.

Barriers to entry in our markets remain high and many of our competitors continue to mostly target the relatively small niche of the Smartphone segment, which comprises only 12% of mobile handsets worldwide, and even less in emerging markets. We continue to find strong and increasing demand for email and Internet access on mobile devices within countries where PC and fixed line telephony is minimal, and we do envisage this trend will continue or even increase.

Consequently, our marketing and sales teams are now working in Africa, South America, Asia and Eastern Europe/CIS completing contracts in these regions during the year. These markets offer huge potential for new clients and are perfectly suited to the type of service we can provide.

Outlook

2009 has started strongly, in particular with our global distribution deal with Nokia Siemens Networks and the launch of Mobile Gateway 4.0. We expect to continue to sign up and announce new operators, capitalising on the growing rise in the need for better communication technologies by subscribers in particular in emerging markets. This is what Synchronica provides and we believe we can offer a better product than many of our larger competitors.

We are stronger, despite the global economic crisis, with strong global partners, a healthy pipeline of potential new customers and established contracts with recurring revenue streams. We believe we will remain somewhat protected from the economic downturn due to the reach of our global operations, and especially as our key markets of emerging economies continue to show rapid expansion in the number of mobile subscribers.

We would like to express our gratitude to our shareholders for supporting us during 2008 and our very dedicated and determined employees for realising the success we had and will have.

Carsten Brinkschulte
Chief Executive
30 April 2009

Report of the Directors

for the year ended 31 December 2008

The Directors present their report and accounts for the year ended 31 December 2008.

Principal Activities

During the course of the year the principal activity of the Company remained the development and provision of mobile device management and synchronisation solutions.

Review of the Business

We continued to focus the business on two software products, Synchronica Mobile Gateway and Synchronica Mobile Backup; both targeted on the mass market particularly in developing countries. We further developed our direct sales and our sales channels; please see the Chairman's and Chief Executive's statements. Our trading results were in line with market expectations; we increased our turnover by 62%, controlled our costs and reduced cash used in operating activities to £2.6m (2007: £4.3m). In order to fund the business additional cash was raised from shareholders.

Results and Dividends

The loss on ordinary activities after taxation for the year was £6.206m (2007: £2.970m). No dividend is proposed for the year ended 31 December 2008 (2007: £nil).

Research and Development

The Company has a continuing commitment to a high level of research and development spending (2008: £1.421m, 2007: £0.970m). The Company's accounting policy on research and development is detailed in the notes to the accounts, during 2008 all costs incurred on research and development were charged to the income statement. Close to the end of 2008, the Company reached a position where the conditions, as set out in the Company's accounting policies, had been met which compelled the Company to capitalise development expenditure in relation to its two products Synchronica Mobile Gateway and Synchronica Mobile Backup. With effect from 1 January 2009, the Company has begun capitalising development expenditure related directly to these two products. These costs are ongoing and reflect the Company's commitment to be at the forefront of technological advances necessary to ensure future growth. Research and development in the year concentrated on further improvements in the technical features and capabilities of the key products in the business.

Subsequent Events

On 22 January and 6 February 2009, the Company placed 3,000,000 and 6,983,333 new ordinary shares with institutional and private investors at 3p per new ordinary share. The placing proceeds will be used to increase the Company's working capital.

Directors and Directors' Interests

The Directors that served during the year were as follows:

- C Brinkschulte
- A Dent
- D Mason
- R Mahalski (appointed 14 January 2008)
- S Sadler (resigned 14 January 2008)

The Directors' interests in the share capital of the Company are set out in the Remuneration Report.

Substantial Shareholdings

At the close of business on 24 March 2009, the Company had been notified of the following material interests (excluding Director's interests, which are shown in the Remuneration Report) of 3% or more of its ordinary share capital:

Shareholder	Ordinary Shares	Percentage
HRH Prince Hussam Bin Saud Bin Abdulagig	53,066,666	13.66
Lanstead Capital L.P.	39,783,313	10.24
Societe Generale	36,700,000	9.45
Williams de Broe	12,392,354	3.19

Group Policy to the Payment of Creditors

It is the policy of the Group that, where possible, payments are made within the terms established with suppliers, provided that the supplier is also complying with all relevant terms and conditions. The weighted average number of days' purchases outstanding during 2008 was 50 days (2007: 41 days).

Key Performance Indicators ("KPIs")

The Board uses the following KPIs to monitor the performance of the business:

	2008 £'000	2007 £'000
Revenue	3,708	2,285
Loss for the year after tax	6,206	2,970
Cash	3,494	757

The Board sets a budget each year and monitors KPIs against this.

Principal Risks and Uncertainty

Competition

There is a competitive market for the Group's products; on occasion this places pressure on sales price and sales margin. The Group monitors the products offered by competitors, functionality and price, and if necessary adjusts price accordingly.

Employees

The Group's performance depends largely on key staff. The resignation of key individuals and the inability to recruit people with the right skills could adversely impact the Group's results. To mitigate these issues the Group provides a share option scheme and remuneration packages designed to retain key individuals.

Technological Change

The pace of technological change is rapid and the Group seeks to be part of this. The Group is a member of key industry standard setting bodies, is seen as a thought leader, regularly monitors the activities of its competitors and continuously invests in product development. It is therefore considered unlikely that markets will develop without the Group responding in such a way as to make the Group's products less attractive than those of its competitors.

Financial Risk Management

Price and Credit Control Risk

The Group has set prices for its products which only senior management can adjust. The majority of the Group's customers offer it low credit risk.

Liquidity and Cash Flow Risk

The Group monitors its cash position on a daily basis and maintains a detailed rolling weekly cash flow forecast for three months ahead. The Group's annual budgets include a cash flow forecast. All of these documents are regularly reviewed by the Directors. The Group does not have any borrowings and the Group's assets are principally funded by equity and cash in bank.

Foreign Currency Risk

The main financial risk arising from the Group's operations is foreign currency risk as the Group receives a significant proportion of its revenues in US Dollars and Euros. There were no forward contracts outstanding at year end.

Treasury Management

The Group invests its cash balances which are mainly held in sterling (see note 24) for appropriate periods with institutions with high credit ratings. The release of funds from deposit has been timed to reflect the Group's ongoing cash needs. The Group monitors interest rates, switching cash balances to bank accounts that provide competitive rates of return.

Environmental Risk

The Group's policy is to ensure that it fully understands and manages the actual and potential environmental impact of its activities. Our operations are conducted in such a way that we comply with the legal requirements relating to the environment in all areas of our business.

Disclosure of Information to Auditors

At the date of making this report, each of the Group's Directors, as set out on page 28, confirm the following:

- so far as each Director is aware, there is no relevant information needed by the Group's auditors in connection with preparing their report of which the Group's auditors are unaware; and
- each Director has taken all the steps that he ought to have taken as a Director in order to make himself aware of any relevant information needed by the Group's auditors in connection with preparing their report and to establish that the Group's auditors are aware of that information.

Auditors

A resolution to reappoint BDO Stoy Hayward LLP as the Company's auditors will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

Notice of the Annual General Meeting to be held on 29 June 2009 is set out on page 66 of the Annual Report.

Resolutions 1 and 2 are ordinary resolutions dealing with the adoption of the financial statements and the Directors' Remuneration Report for the year ended 31 December 2008.

Resolution 3 is an ordinary resolution dealing with the re-election of a Director. Directors appointed to the Board since the date of the last Annual General Meeting are required to be re-elected at the following Annual General Meeting. Thereafter Directors are required to be re-elected every three years.

Resolution 4 is an ordinary resolution and deals with the appointment of the auditors of the Company.

Resolution 5 is an ordinary resolution authorising the Company to provide electronic communications to shareholders as an alternative to paper versions.

Resolution 6 is an ordinary resolution dealing with the Directors' authority to issue shares.

Resolutions 7 is a special resolution.

This special business proposed for consideration at the Annual General Meeting relates to the ability of the Directors to issue new shares. Under the Companies Act 1985, the Directors of a

Resolution 8 is a special resolution to increase the percentage of shares that can be held under the Global Share Option Scheme to retain and provide incentive to key staff.

Resolution 9 is a special resolution to approve new articles of association with effect from 1 October 2009.

Approval

The Report of the Directors was approved by the Board and signed on its behalf by:

Angus Dent, Chief Financial Officer
30 April 2009

Company may only allot unissued shares if authorised to do so. The Act also prevents allotments for cash, other than to existing shareholders unless the Directors are specifically authorised. This gives the shareholders what are known as "pre-emption rights". The Articles of Association envisage the Directors having general authority to allot unissued shares and disapply the pre-emption rights in respect of amounts to be fixed by shareholder resolutions. Passing these resolutions will extend the Directors' flexibility to act in the best interests of the shareholders, when opportunities arise to issue new shares.

The Directors will be able to allot new shares up to an aggregate nominal value of £777,031.

The arrangements are intended to give the Directors a measure of operational flexibility, while at the same time ensuring that the interests of the existing shareholders are protected. For example, in the event of a share issue, the proportionate interests of existing shareholders could not, without their agreement, be reduced by more than five per cent by the new issue of shares for cash to new shareholders. The board has no current plans to allot shares except in connection with the Management Incentive Plan and the outstanding warrants.

The authority sought by resolutions 6 and 7 will expire on 28 June 2014, but could be varied or withdrawn by agreement of shareholders at an intervening general meeting.

Remuneration Report

for the year ended 31 December 2008

As an AIM traded Company, Synchronica plc is not required to comply with the provisions of Schedule 7A to the Companies Act 1985 relating to Directors' Remuneration Reports.

The Remuneration Committee

The Remuneration Committee comprises the Non-Executive Directors of the Company who have no personal financial interest in the matters addressed by the Committee.

The Remuneration Committee determines, inter alia, the policy on the remuneration of Executive Directors and senior management. The objectives of the policy include ensuring that senior executive rewards and incentives are aligned with the performance of the Company and the interests of shareholders. Salary and benefits of Directors are reviewed annually, taking into account Company and individual performance.

Service Agreements

Each of the Directors has a letter of appointment or a service agreement with the Company which sets out the basic terms and conditions of employment. The Company may at its discretion, pay salary in lieu of notice in any case where it might otherwise serve notice to terminate. Under the service agreements the notice period for Executive Directors is six months and the notice period for Non-Executive Directors is one month.

Directors' Interests

The Directors of the Company as at 31 December 2008 and their respective interests in the share capital of the Company were as follows:

	Ordinary Shares of 1p Each	
	31 December 2008	31 December 2007 or Appointment Date
Executive Directors		
C Brinkschulte	762,136	476,422
A Dent	1,000,000	357,500
Non-Executive Directors		
D Mason	284,008	–
R Mahalski	600,000	525,000
S Sadler	–	–

In addition to these holdings, the Directors were interested in share options and warrants in respect of the Ordinary Shares of the Company as follows:

	Note	At 1 January 2008	Granted in Year	Lapsed in Period	At 31 December 2008	Exercise Price	Period of Option From:	To:
Share options								
C Brinkschulte	1	200,000	–	–	200,000	£0.27	Dec 2005	Dec 2015
C Brinkschulte	1	200,000	–	–	200,000	£0.27	Dec 2006	Dec 2015
C Brinkschulte	1	200,000	–	–	200,000	£0.27	Dec 2007	Dec 2015
C Brinkschulte	2	359,000	–	–	359,000	£0.12	May 2007	May 2017
C Brinkschulte	2	359,000	–	–	359,000	£0.12	May 2008	May 2017
C Brinkschulte	2	359,000	–	–	359,000	£0.12	May 2009	May 2017
C Brinkschulte		–	343,959	–	343,959	£0.08	Feb 2007	Feb 2017
C Brinkschulte		–	343,959	–	343,959	£0.08	Feb 2008	Feb 2017
C Brinkschulte		–	343,959	–	343,959	£0.08	Feb 2009	Feb 2017
A Dent	3	100,000	–	–	100,000	£0.15	Aug 2007	Aug 2017
A Dent	3	100,000	–	–	100,000	£0.15	Aug 2008	Aug 2017
A Dent	3	100,000	–	–	100,000	£0.15	Aug 2009	Aug 2017
A Dent	2	150,000	–	–	150,000	£0.12	May 2007	May 2017
A Dent	2	150,000	–	–	150,000	£0.12	May 2008	May 2017
A Dent	2	150,000	–	–	150,000	£0.12	May 2009	May 2017
A Dent		–	235,308	–	235,308	£0.08	Feb 2007	Feb 2017
A Dent		–	235,308	–	235,308	£0.08	Feb 2008	Feb 2017
A Dent		–	235,309	–	235,308	£0.08	Feb 2009	Feb 2017
D Mason		–	116,667	–	116,667	£0.08	Feb 2007	Feb 2017
D Mason		–	116,667	–	116,667	£0.08	Feb 2008	Feb 2017
D Mason		–	116,667	–	116,667	£0.08	Feb 2009	Feb 2017
R Mahalski		–	116,667	–	116,667	£0.08	Feb 2007	Feb 2017
R Mahalski		–	116,667	–	116,667	£0.08	Feb 2008	Feb 2017
R Mahalski		–	116,667	–	116,667	£0.08	Feb 2009	Feb 2017

No options were exercised during the year

NOTES
1. Options granted on 21 December 2005 can be exercised at a price of 27p provided that the prevailing market price of a share exceeds 60p.
2. Options granted on 4 May 2007 can be exercised at a price of 11.75p provided that the prevailing market price of a share exceeds 18p.
3. On 7 August 2006 A Dent was issued options at a price of 15p provided that the prevailing market price of a share exceeds 60p.

The market price of a share of the Company at 31 December 2008 was 3.625p and the lowest and highest market prices during the year of such shares were 2.75p and 7.5p respectively.

Directors' Emoluments

	Note	Salary £ '000	Fees £ '000	Bonus £ '000	Benefits in Kind £ '000	2008 Total £ '000	2007 Total £ '000
Executives							
C Brinkschulte		171	–	112	7	290	208
A Dent		127	–	104	2	233	155
Non–Executives							
D Mason	1	–	24	–	–	24	18
R Mahalski	2	–	20	–	–	20	–
J Gunn	3	–	–	–	–	–	14
D Wickham	4	–	–	–	–	–	35
S Sadler	5	–	2	–	–	2	25
		298	46	216	9	569	455

NOTES
1. D Mason was appointed as a Director on 26 April 2007.
2. R Mahalski was appointed as a Director on 14 January 2008.
3. J Gunn resigned as a Director on 21 June 2007.
4. D Wickham resigned as a Director on 2 October 2007.
5. S Sadler resigned as a Director on 14 January 2008.

On behalf of the Remuneration Committee

Robert Mahalski
Chairman of the Remuneration Committee

Report on Corporate Governance

for the year ended 31 December 2008

Policy Statement

The Board's aim is to achieve a high standard of Corporate Governance. As an AIM traded company, full compliance with the Combined Code is not a formal obligation. Notwithstanding this exemption, the Company has sought to adopt the provisions of the Combined Code that are appropriate to its size and organisation and establish frameworks for the achievement of this objective.

The Board of Directors

The Board comprises two Executive and two Non-Executive Directors. The Board meets, at least monthly, to consider the current state of the business and the strategic issues. Board papers including detailed management accounts are circulated in advance of meetings and all Board and committee meetings, and their attendees, are recorded. The Board considers strategic matters, business development policy, expenditure on major capital items, annual operating budgets, management structure and internal control procedures.

The roles of the (Non-Executive) Chairman and Chief Executive Officer are separated. David Mason and Robert Mahalski are considered by the Board to be independent Non-Executive Directors. Neither take part in the executive management of the Company and their holdings of the Company's shares are insufficient, in the opinion of the Board, to influence the exercise of their independent judgment. Non-Executive Directors have access to all information and if required, external advice at the expense of the Company.

Appointments to the Board

The Board has the responsibility of selecting suitable candidates to hold office as Director. Both Executive and Non-Executive Directors are required to retire by rotation in accordance with the articles of association of the Company and reappointment is subject to confirmation by shareholders at the annual general meeting. Given its size, the Board does not consider it necessary to establish a Nominations Committee.

Remuneration Committee

All of the Non-Executive Directors serve on the Remuneration Committee, which is chaired by Robert Mahalski. The Remuneration Committee is responsible for determining the remuneration, contract terms and other benefits of the Executive Directors and all other employees where the proposed annual salary is in excess of £50,000.

Audit Committee

All of the Non-Executive Directors serve on the Audit Committee, which is chaired by Robert Mahalski. The Audit Committee meets at least twice a year and in addition the auditors may request a meeting at any time. The Audit Committee is responsible for reviewing the interim and final accounts prior to submission to the Board. The Committee agrees the scope and approach to the annual audit and interim review in advance with the auditors. The Committee keeps under review the appointment and remuneration of the external auditors, their cost effectiveness, their independence and objectivity. The Chief Financial Officer attends meetings of the Audit Committee by invitation.

Internal Control and Risk Management

The Board is responsible for maintaining an appropriate system of internal control to provide reasonable assurance of the quality and reliability of financial information used to direct the business, safeguard assets and recognise liabilities in accordance with company law and generally accepted accounting practices and for reviewing its effectiveness. Authority levels for purchase and capital commitments are defined. The Company has developed detailed budgets and monthly management reporting of actual results against budgets and analyses variances in performance. Regular re-forecasting and projection of results are carried out during the year as required.

Investor Relations

Management has put in place procedures to enable a regular dialogue with institutional investors and analysts particularly in relation to interim and full year results. All shareholders will receive the Annual Report and the interim financial statements. The Board welcomes as many investors as possible to the Annual General Meeting and invites discussion on issues facing the Company.

Going Concern

The financial statements have been prepared on a going concern basis. The Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. The rationale for the going concern basis is set out in note 2 to the financial statements.

Statement of Directors' Responsibilities

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group, for safeguarding the assets of the Group, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a Report of the Directors which complies with the requirements of the Companies Act 1985.

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with the Companies Act 1985. The Directors are also required to prepare financial statements for the Group in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs) and the rules of the London Stock Exchange for companies trading securities on the Alternative Investment Market. The Directors have chosen to prepare financial statements for the Company in accordance with IFRSs.

Group Financial Statements

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's "Framework for the preparation and presentation of financial statements". In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. A fair presentation also requires the Directors to:

- consistently select and apply appropriate accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

Parent Company Financial Statements

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing these financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

Financial statements are published on the Group's website in accordance with legislation in the United Kingdom governing the preparation and dissemination of financial statements, which may vary from legislation in other jurisdictions. The maintenance and integrity of the Group's website is the responsibility of the Directors. The Directors' responsibility also extends to the ongoing integrity of the financial statements contained therein.

Independent Auditors' Report

To the Shareholders of Synchronica plc

We have audited the group and parent company financial statements (the "financial statements") of Synchronica plc for the year ended 31 December 2008, which comprise of the consolidated income statement, the consolidated and Company balance sheets, the consolidated and Company cash flow statements, the consolidated and Company statements of recognised income and expenses and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective Responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report and financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Act 1985 and whether the information given in the Report of the Directors is consistent with those financial statements. We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read the Report of the Directors and consider the implications for our report if we become aware of any apparent misstatements within it.

Our report has been prepared pursuant to the requirements of the Companies Act 1985 and for no other purpose. No person is entitled to rely on this report unless such a person is a person entitled to rely upon this report by virtue of and for the purpose of the Companies Act 1985 or has been expressly authorised to do so by our prior written consent. Save as above, we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 December 2008 and of its loss for the year then ended;
- the parent company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 31 December 2008;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Report of the Directors is consistent with the financial statements.

Emphasis of Matter – Going Concern

In forming our opinion on the financial statements, which is not qualified, we have considered the adequacy of the disclosure made in note 2 of the financial statements concerning the Group's ability to continue as a going concern. The Company is reliant on signing new deals with customers which are expected but not guaranteed in order to continue as a going concern. These conditions, along with other matters discussed in note 2 to the financial statements, indicate the existence of a material uncertainty which may cast significant doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that would result if the Group was unable to continue as a going concern.

BDO STOY HAYWARD LLP
Chartered Accountants and Registered Auditors
Gatwick, 30 April 2009

Consolidated Income Statement

for the year ended 31 December 2008

	Note	2008 £'000	2007 £'000
Revenue	5	3,708	2,285
Cost of sales		(1,675)	–
Gross profit		2,033	2,285
Administrative costs			
› Reorganisation costs	10	(1,956)	(492)
› Other administrative expenses		(6,564)	(4,951)
Total administrative costs		(8,520)	(5,443)
Operating loss	6	(6,487)	(3,158)
Finance income	11	518	87
Finance costs	11	(495)	(12)
Loss before taxation		(6,464)	(3,083)
Taxation	13	258	113
Loss for the year after tax attributable to the equity holders of the parent company		(6,206)	(2,970)
Loss per ordinary share from continuing operations	15		
Basic and diluted loss per share		(3.0)p	(4.4)p

Statement of Recognised Income and Expense

for the year ended 31 December 2008

	The Group		The Company	
	2008 £'000	2007 £'000	2008 £'000	2007 £'000
Exchange difference on translation of foreign operations	(92)	7	–	–
Net (expense)/income recognised directly in equity	(92)	7	–	–
Loss for the year	(6,206)	(2,970)	(10,652)	(3,107)
Total recognised expenses in the year attributable to equity holders of the parent company	(6,298)	(2,963)	(10,652)	(3,107)

Balance Sheet

at 31 December 2008

	Note	The Group		The Company	
		2008 £'000	2007 £'000	2008 £'000	2007 £'000
Assets					
Non-current assets					
Intangible assets	16	3,328	579	460	557
Property, plant and equipment	17	192	133	124	105
Investments in subsidiaries	18	–	–	1,401	77
Derivative financial instruments	21	465	–	465	–
Total non-current assets		3,985	712	2,450	739
Current assets					
Trade and other receivables	19	1,718	1,517	1,350	1,509
Corporation tax		104	107	104	121
Cash and cash equivalents		3,494	757	2,647	643
Total current assets		5,316	2,381	4,101	2,273
Total assets		9,301	3,093	6,551	3,012
Liabilities					
Current liabilities					
Trade and other payables	22	2,603	1,006	2,978	1,072
Corporation tax		21	–	–	–
Provisions	27	1,135	187	68	187
Total current liabilities		3,759	1,193	3,046	1,259
Non-current liabilities					
Provisions	27	411	349	411	349
Total non-current liabilities		411	349	411	349
Total liabilities		4,170	1,542	3,457	1,608
Equity and reserves					
Ordinary shares	28	3,785	840	3,785	840
Share premium	28	19,361	13,167	19,361	13,167
Capital to be issued	28	532	–	532	–
Accumulated losses	29	(18,462)	(12,463)	(20,584)	(12,603)
Translation reserve	29	(85)	7	–	–
Equity attributable to shareholders of the parent company		5,131	1,551	3,094	1,404
Total equity and liabilities		9,301	3,093	6,551	3,012

The financial statements on pages 18 to 65 were approved by the Board of Directors on 30 April 2008 and were signed on its behalf by:

Angus Dent
Chief Financial Officer

David Mason
Chairman

Cash Flow Statement

for the year ended 31 December 2008

	The Group		The Company	
	2008 £'000	2007 £'000	2008 £'000	2007 £'000
Cash flows from operating activities				
Loss before taxation	(6,464)	(3,083)	(8,444)	(3,228)
Adjusted for:				
Depreciation	218	62	86	51
Amortisation of intangibles	297	160	235	151
Impairment of intangibles	415	–	1,707	–
Profit on disposal of property, plant and equipment	–	(5)	–	(4)
Finance income	(518)	(87)	(426)	(87)
Finance costs	495	12	493	12
Equity settled share based payment expense/(credit)	207	(40)	207	(40)
Cash flows from operating activities before changes in working capital and provisions	(5,350)	(2,981)	(6,142)	(3,145)
› Decrease in assets held for resale	1,675	–	–	–
› Decrease/(increase) in receivables	476	(1,016)	640	(1,049)
› Increase/(decrease) in payables	209	(659)	2,104	(605)
› Increase/(decrease) in provisions	79	317	(106)	317
Cash utilised from operations	(2,911)	(4,339)	(3,504)	(4,482)
Tax received	282	–	273	–
Interest paid	(2)	–	–	–
Net cash used in operating activities	(2,631)	(4,339)	(3,231)	(4,482)
Cash flows from investing activities				
Acquisition of subsidiary net of cash acquired	(171)	–	–	–
Investment in subsidiary	–	–	(372)	–
Purchase of intangible assets	(145)	(243)	(138)	(215)
Purchase of property, plant and equipment	(166)	(103)	(105)	(80)
Proceeds from sale of property, plant and equipment	–	4	–	4
Proceeds on disposal of investment	–	–	–	12
Interest received	31	87	28	87
Net cash used in investing activities	(451)	(255)	(587)	(192)
Cash flows from financing activities				
Net proceeds from issue of ordinary shares	5,128	3,277	5,128	3,277
Proceeds from derivative financial instruments	357	–	357	–
Net cash generated from financing activities	5,485	3,277	5,485	3,277
Net increase (decrease) in cash and cash equivalents	2,403	(1,317)	1,667	(1,397)
Cash and cash equivalents at 1 January 2008	757	2,086	643	2,052
Effects of exchange rate changes on cash and cash equivalents	334	(12)	337	(12)
Cash and cash equivalents at 31 December 2008	3,494	757	2,647	643

Notes Forming Part of the Financial Statements

for the year ended 31 December 2008

1. General Information

Synchronica plc is incorporated in the United Kingdom under the Companies Act 1985. The address of its registered office is Mount Pleasant House, Lonsdale Gardens, Royal Tunbridge Wells, Kent, TN1 1NY.

These consolidated financial statements are presented in pound sterling, which represented the functional currency of the Group and parent company. Foreign operations are consolidated in accordance with the policies set out in note 2 below.

2. Significant Accounting Policies

Basis of Preparation

The Group and parent company financial statements have been prepared in accordance with EU endorsed International Financial Reporting Standards (IFRS), International Financial Reporting Interpretations Committee (IFRIC) interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. All accounting standards and interpretations issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee effective at the time of preparing these financial statements have been applied.

A summary of the significant Group and Company accounting policies adopted in the preparation of the financial statements is set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The preparation of financial statements which comply with IFRS requires the use of estimates and assumptions, and for management to exercise its judgement in the process of applying the Group's accounting policies. Critical judgements and key estimates and assumptions are disclosed in note 3.

Going Concern

These financial statements have been prepared on the going concern basis which is supported by forecasts and projections covering the period to 31 December 2010.

The Group made a loss of £6.206 million for the year to 31 December 2008 and had cash of £3.494 million at that time. Since 31 December the Company has twice raised additional funds from shareholders totalling £0.3m (See note 33). The projections and forecasts, which include cash flows, suggest that provided the Group trades in line with expectations that it has sufficient funds to meet its liabilities as they fall due. There is however an obvious risk that the Group may not meet its revenue expectations and/or that while it may meet these revenue expectations it might meet them more slowly than anticipated; either or both of these could test the Group's cash flow. The forecasts are reliant on signing new deals with new customers which are expected but not guaranteed, negotiations are ongoing.

In addition, the Group operates in a highly specialised and fast moving environment in which in order to generate revenue it is necessary that the products are and remain up to date, to ensure this it may be necessary to increase costs.

Given the above, the Directors acknowledge that there is a material uncertainty related to these events, that may cast significant doubt on the Group's ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liability in the normal course of business.

Management has, however, taken the relevant steps to ensure that further funding has been raised from existing and new investors and together with cash available within business, expects to trade within its means throughout the coming financial year. Based on forecasts and projections and further funding raised through meeting expected trade forecasts, management expect the Group to continue as a going concern.

Standards, Amendments and Interpretations to Published Standards Not Yet Effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 January 2009 or later periods and which the Group has decided not to adopt early. These are:

- IFRS 8, Operating Segments (effective for accounting periods beginning on or after 1 January 2009). This standard sets out requirements for the disclosure of information about an entity's operating segments and also about the entity's products and services, the geographical areas in which it operates, and its major customers. It replaces IAS 14, Segmental Reporting. The Group expects to apply this standard in the accounting period beginning on 1 January 2009. As this is a disclosure standard it will not have any impact on the results or net assets of the Group.

- Amendment to IFRS 2, Share-based Payments: vesting conditions and cancellations (effective for accounting periods beginning on or after 1 January 2009). Management is currently assessing the impact of the Amendment on the accounts.

- Amendment to IAS 1, Presentation of Financial Statements: a revised presentation (effective for accounting periods beginning on or after 1 January 2009). The revised IAS 1 introduces a single "statement of comprehensive income" incorporating both the profits and losses that have traditionally been reported in the income statement and other gains and losses that are currently reported in the Statement of Recognised Income and Expense or the Statement of Changes in Equity.

- Amendment to IAS 1, Presentation of Financial Statements: amendment to capital disclosures (effective for accounting periods beginning on or after 1 January 2009). The Group expects to apply these amendments in the accounting period beginning on 1 January 2009. As this is a disclosure standard it will not have any impact on the results or net assets of the Group.

2. Significant Accounting Policies (continued)

- Revised IFRS 3, "Business Combinations and Complementary Amendments to IAS27", "Consolidated and Separate Financial Statements" (both effective for accounting periods beginning on or after 1 July 2009). This revised standard and amendments to IAS 27 are still to be endorsed by the EU. The revised IFRS 3 and amendments to IAS 27 arise from a joint project with the Financial Accounting Standards Board (FASB), the US standards setter, and result in IFRS being largely converged with the related, recently issued, US requirements. There are certain very significant changes to the requirements of IFRS, and options available, if accounting for business combinations. Management is currently assessing the impact of revised IFRS 3 and amendments to IAS 27 on the accounts.

- Amendments to IFRS 7 'Improving Disclosures about Financial Instruments'. This amendment requires the analysis of each class of financial asset and financial liability into a three level fair value measurement hierarchy. Those financial instruments that are measured using a valuation technique, which uses inputs that are not based on observable market data, requires additional disclosures. It also implements some changes to the definition of and disclosures associated with liquidity risk. The Group expects to apply these amendments in the accounting period beginning on 1 January 2009. As this is a disclosure standard it will not have any impact on the results or net assets of the Group.

Subsidiaries are entities controlled by the Group. Control is deemed to exist when the Group has the power, directly or indirectly to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results, assets, liabilities and cash flows of subsidiaries are included in the consolidated financial statements from the date control commences until the date that control ceases.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group. Intra-group balances and transactions are eliminated on consolidation.

Foreign Currencies

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in sterling, which is the Company's functional and presentation currency.

Transactions entered into by Group entities in a currency other than the currency of the primary economic environment in which it operates (the "functional currency") are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at rates ruling at the Balance Sheet date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognised immediately in the Income Statement.

- Improvements to IFRSs. This amendment takes various forms including the clarification of the requirements of IFRSs and the elimination of inconsistencies between standards. Management is currently assessing the impact of the amendment on the accounts.

- Amendments to IAS 32 and IAS 1 "Puttable Financial Instruments and Obligations Arising on Liquidation", Amendments to IAS 39 and IFRS 7: "Reclassification of Financial Instruments", Amendments to IFRS 1 and IAS 27 "Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate", Amendment to IAS 39 Financial Instruments: "Recognition and Measurement: Eligible Hedged Items", Embedded Derivatives (Amendments to IFRIC 9 and IAS 39), IFRIC 12 "Service Concession Arrangements", IFRIC 13 "Customer Loyalty Programmes", IFRIC 14 IAS 19 – "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction", IFRIC 15 "Agreements for the Construction of Real Estate", IFRIC 16 "Hedges of a Net Investment in Foreign Operation", IFRIC 17 "Distribution of Non cash Assets to Owners", IFRIC 18 "Transfer of Assets from Customers" and Revised IFRS 1 First-time Adoption of International Financial Reporting Standards will not have a material impact on the financial statements of the Group

Basis of Consolidation

The consolidated financial statements incorporate the results, assets, liabilities and cash flows of the Company and each of its subsidiaries for the financial year ended 31 December 2008.

On consolidation the balance sheets of the overseas subsidiary undertakings are translated at the rate of exchange ruling at the balance sheet date. The exchange differences arising on the retranslation of opening net assets, together with the year-end adjustment to closing rates of income statements translated at average rates, are taken directly to reserves. The income statement of the overseas subsidiary undertakings are translated at average exchange rates (unless this average is not a reasonable approximation of the effect of the rates prevailing on the transaction dates, in which case the income and expenses are translated at the rate on the dates of the transactions). All other translation differences are taken to the income statement.

Leases

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Group (an "operating lease"), the total rentals payable under the lease are charged to the consolidated income statement on a straight-line basis over the lease term. The aggregate benefit of lease incentives is recognised as a reduction of the rental expense over the lease term on a straight-line basis.

Revenue

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for licences granted and services provided in the normal course of business, net of discounts, any refunds due and VAT.

The Group derives revenue from one trade in software licences and providing customer support and other services in relation to those licences. Customer support includes telephone support and maintenance updates. Other services include the sale of professional services to install and maintain software and to train licensees in the maintenance and use of the software.

Revenue allocable to software licences is recognised when all of the following conditions are met:

- The Group has transferred to the buyer the significant risks and rewards of ownership;
- The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
- The amount of revenue can be measured reliably;
- It is probable that the economic benefit associated with the transaction will flow; and
- The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue allocable to customer support and maintenance is recognised on a straight line basis over the term of the contract, usually one year. Revenue not recognised in the income statement under this policy is classified as deferred income in the balance sheet.

Intangible Assets – Goodwill

Goodwill arising on the acquisition of subsidiary undertakings and businesses, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired is capitalised and provision is made for any impairment.

Goodwill and intellectual property rights are allocated to cash-generating units for the purpose of impairment testing. The recoverable amount of the cash-generating unit to which the goodwill or intellectual property rights relate is tested annually for impairment or when events or changes in circumstances indicate that it might be impaired.

Intangible Assets – Intellectual Property Rights

Intellectual property rights acquired as part of a business acquisition are capitalised separately from goodwill if their value can be measured reliably on initial recognition and they are controlled through custody or legal rights. These rights are initially recorded at fair value which is based on replacement cost and are amortised over four years which is their estimated useful economic life. Provision is made for any impairment. Intellectual property rights purchased separately from a business are capitalised at cost and are amortised over four years which is their estimated useful economic life. Provision is made for any impairment.

Intangible Assets – Other

Intangible assets, other than goodwill, are amortised on a straight line basis, to reduce their carrying value to their residual value, over their estimated useful lives. The following useful lives were applied during the year:

Computer software	up to 2.0 years
Customer relationships	up to 2.5 years

Methods of amortisation, residual values and useful lives are reviewed and adjusted if necessary at each balance sheet date.

Revenue allocable to other services is recognised when the service has been rendered to the customer and the value can be measured reliably with reference to the stage of completion of the project.

Share-based Payments

The Group operates an employee share option scheme. The fair value of options or shares granted under the scheme is recognised in the income statement as an expense over the period in which any performance conditions are fulfilled ending on the date on which the relevant employees become fully entitled to the award, based on management's best estimate of the number of awards that will ultimately vest. A corresponding amount is credited to equity. No expense is recognised for awards that do not ultimately vest, except for those where the vesting depends on a market condition. Whether or not the market condition is satisfied, these are treated as vesting as long as all other performance conditions are satisfied.

The fair value of the awards is measured at the date at which they are granted using a Black-Scholes-Merton option-pricing model.

Investments

Investments in subsidiaries are stated at cost less provision for impairment where necessary to reduce book value to recoverable amount. Cost is purchase price including acquisition expenses, but excluding any payment for accrued interest or fixed dividend entitlement.

Impairment

In an impairment test, the recoverable amount of the cash-generating unit or asset is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of the fair value less costs to sell and the value in use in the Group. An impairment loss is recognised to the extent that the carrying value exceeds the recoverable amount.

In determining a cash-generating unit's value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the cash-generating unit or asset that has not already been included in the estimate of future cash flows.

Reversals of impairment losses other than for goodwill are recognised immediately in the income statement.

2. Significant Accounting Policies (continued)

Research and Development

An intangible asset arising from development (or from the development phase of an internal project) will be recognised if, and only if, it can be demonstrated that all of the following conditions are met:

- it is probable that the asset will create future economic benefits;
- the development costs can be measured reliably;
- technical feasibility of completing the intangible asset can be demonstrated;
- there is the intention to complete the asset and use or sell it;
- there is the ability to use or sell the asset; and
- adequate technical, financial and other resources to complete the development and to use the asset are available.

Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortisation and accumulated impairment losses on the same basis as intangible assets acquired separately.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses if applicable. Depreciation on property, plant and equipment is charged on an asset's residual value over its useful economic life as follows:

Office equipment	up to 2 years
Fixtures and fittings	up to 4 years

default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement within administrative expenses. When a trade receivable is uncollectible, it is written-off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written-off are credited against administrative costs in the income statement.

Taxation

The charge for current income tax is based on the results for the year as adjusted for items which are not taxed or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is accounted for using the liability method in respect of temporary differences arising from differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary

Residual values and useful lives are reviewed and adjusted, if appropriate, at each balance sheet date.

Share Capital

Financial instruments issued by the Group are treated as equity only to the extent that they do not meet the definition of a financial liability. The Group's ordinary shares are classified as equity instruments. The Group considers its capital to comprise its ordinary share capital, share premium and accumulated retained earnings. There have been no changes in what the Group considers to be capital since the previous period.

The Group is not subject to any externally imposed capital requirements.

Cash and Cash Equivalents

For the purpose of preparation of the cash flow statement, cash and cash equivalents include cash at bank and in hand and short-term deposits with an original maturity period of three months or less.

Trade and Other Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation and

difference is due to goodwill arising on a business combination or from an asset or liability, the initial recognition of which does not affect either taxable or accounting income.
Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to apply in the periods when the timing differences are expected to reverse, based on tax rates and law enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to shareholders' equity, in which case the deferred tax is also dealt with in shareholders' equity.

Provisions

Provisions are recognised when the Group has a present obligation in respect of a past event, where it is more likely than not that an outflow of resources will be required to settle the obligation, and where the amount can be reliably estimated.

Financial Instruments

The Group classifies financial instruments, or their component parts, on initial recognition as a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement.

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes party to the contractual provisions of the instrument.

The particular recognition and measurement methods adopted for the Group's financial instruments are disclosed below:

Derivatives
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are also subsequently carried at fair value. Gains and losses are charged to financial income or costs in the income statement. See Note 21.

In the normal course of its business, the Group is exposed to currency risk. Forward foreign exchange contracts are derivative instruments and are used by the Group to manage its currency risks.

Fair Value Determination
Whenever available, the fair value of a financial instrument is derived from quoted prices in an active market. For assets held, fair value is the bid price and for liabilities held it is the asking price. If there is no active market, fair value is established by using a valuation technique. Valuation techniques include the use of information from recent arm's length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of similar instruments and discounted cash flow analysis. The valuation technique used incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments.

Equity Instruments
An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of directly attributable issue costs.

Dividends
Final dividends are recognised as a liability in the period in which they are approved by the Company's shareholders. Interim dividends are recognised when they are paid.

3. Critical Accounting Judgements and Key Sources of Estimation Uncertainty

Critical Judgements in Applying the Group's Accounting Policies

In the process of applying the Group accounting policies, the following judgements have had the most significant effect on the amounts recognised in the financial statements:

Revenue Recognition
In accordance with IAS 18, revenue, even when invoiced, is not recognised to the extent that significant obligations are retained by the Group, such as when customer support services remain to be performed. Revenue is recognised where the Group has transferred the significant risks and rewards of ownership to the customer and there is certainty that the economic benefits from the transaction will flow to the Company. For perpetual licence fees and other services recognition occurs when the customer has accepted the software or service. For annual licence fees and annual support fees revenue is recognised over the period of the related obligation.

Income Taxes
The determination of the Group's tax liabilities requires the interpretation of tax law. The Group obtains appropriate professional advice from its tax advisors in relation to all significant tax matters. The Directors believe that the judgements made in determining the Group's tax liabilities are reasonable and appropriate, however, actual experience may differ and materially affect future tax charges. Claims for research and development tax credits are recognised when the cash flows are certain.

Key Accounting Estimates and Assumptions

Key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are as follows:

Business Combination
Accounting estimates are applied in determining the initial discounted fair value of goodwill, intellectual property rights and customer relationships.

Impairment of Intangible Assets and Property, Plant and Equipment
The Group tests goodwill at least annually for impairment, and whenever there is an indication that the asset may be impaired. All other intangible assets and property, plant and equipment are tested for impairment when indicators of impairment exist. Impairment is determined with reference to the higher of fair value less costs to sell and value in use. Value in use is estimated using adjusted future cash flows. Significant assumptions are made in estimating future cash flows about future events including future market conditions and future growth rates. Changes in these assumptions could affect the outcome of impairment reviews.

The recoverable amount of the above cash-generating unit has been determined from value in use calculations based on cash flow projections from the formally approved 2009 budgets and projections covering the years to 31 December 2012. Other major assumptions are as follows:

Discount rate 12.5%
(2007:12.5%)
Revenue will grow in line with expectations to £13.1 million in 2012 (2007: 9.2 million in 2010).
Costs will grow in line with expectations to £7.5 million in 2012 (2007: 6.5million in 2010).

3. Critical Accounting Judgements and Key Sources of Estimation Uncertainty (continued)

Discount rates are based on the Group's beta adjusted to reflect management's assessment of specific risks related to the cash-generating unit. Revenue and costs have been based on past experience and future expectations in the light of anticipated economic and market conditions. If any one of the following changes were made to the above key assumptions the recoverable amount remains greater than or equal to the carrying amount.

i) Discount rate increase from 12.5% to 40%
ii) Revenue falls by 10.7%
iii) Costs increase by 13.7%

Fair Value of Derivative Instruments

The assumptions made to calculate the fair value of derivatives are set out in note 21. In calculating the fair value at the balance sheet date, the Company share price and LIBOR rates are assumed to remain at the rate ruling at the balance sheet values until the end of the agreements. A change in share price in either direction of 1.0p from the year end price of 3.75p will lead to a change in value of £251,900. A change in LIBOR interest rate of 1% causes a change in value of £20,300. The discount rate used is based on the Group's beta adjusted discount rate to reflect management's assessment of specific risks related to the Company. The use of following discount rates would provide the following fair values:

The Group's business activities expose it to a variety of financial risks that include:

- Liquidity risk;
- Credit risk;
- Interest rate risk; and
- Currency risk.

The policies for managing these risks are described below:

Liquidity Risk

The Group finances its operations through a combination of shareholders' funding and cash generated from revenues. The Group's treasury policy aims to ensure that there are sufficient funds available to meet the projected cash flow requirements in the business plan. Management monitors the Group's liquidity on the basis of expected cash flow. Cash reports are produced and reviewed by senior management. Monthly cash flow statements are reviewed by management and annual cash flow budgets are produced and reviewed by the Board of Directors.

The Group's principal source of funding is from its shareholders, the Group has no borrowings.

Credit Risk

The amounts of trade receivables presented in the balance sheet are net of allowances for doubtful accounts estimated by management based on prior experience and their assessment of the current economic environment.

Discount rate	Fair Value (£'000)
10.0%	1,019
12.5%	995
15.0%	974

Provisions

Provisions are recognised when management are satisfied that an outflow of economic benefits is probable and a reliable estimate can be made of the obligation.

In estimating the onerous lease provisions, the Group considers the likelihood of being able to sub-let properties and the probability of assignees going into liquidation and property reverting to the Group.

4. Financial Risk Management

Treasury Management

Group treasury policies are reviewed and approved by the Board. The objectives of Group treasury policies are to ensure that adequate financial resources are available for development of the business while at the same time managing financial risks. Derivative financial instruments are used to reduce financial risk exposures arising from the Group's business activities and not for speculative purposes.

The Group's treasury activities are managed by the Group finance function under the direction of the Chief Financial Officer. The Chief Financial Officer reports to the board on the implementation of Group treasury policy.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are high credit quality financial institutions.

Interest Rate Risk

The Group's financial instruments that are exposed to interest rate risk are interest rate swaps plus cash and cash equivalents. The terms of the interest rate swaps are set out in note 21. The interest rate profile of these financial instruments is disclosed in note 24. The Group does not have any overdrafts or loans that are subjected to interest rate risk.

Currency Risk

The Group is exposed to currency risk through movements in exchange rates on its purchases and sales that are not denominated in sterling. The Group uses forward foreign exchange contracts to hedge the currency risk associated with highly probable forecast transactions. The contracts are denominated primarily in US Dollars and Euros.

Fair Value Estimation

The fair values of cash and cash equivalents, receivables, payables and borrowings with a maturity of less than one year are assumed to approximate to their book values.

5. Revenue

	2008 £'000	2007 £'000
Revenue arising from:		
Licenses	3,273	1,888
Related services	435	397
	3,708	2,285

6. Operating Loss

Operating loss is arrived at after charging:

	2008 £'000	2007 £'000
Depreciation of property, plant and equipment	218	62
Amortisation of intangible assets	297	160
Operating lease rentals – land and buildings	155	188
Research and development	1,421	970
Auditors' remuneration (see Note 12)	103	86
Profit on disposal of property plant and equipment	–	(4)
Share based payments	117	(40)

7. Employees

Average monthly number of employees in the Group, including Executive Directors:

	The Group		The Company	
	2008	2007	2008	2007
Product development	35	15	3	3
Administration and marketing	38	31	27	27
	73	46	30	30

Staff costs, including Executive Directors:

	The Group		The Company	
	2008 £'000	2007 £'000	2008 £'000	2007 £'000
Wages and salaries	4,019	2,443	2,481	1,928
Social security costs	446	262	201	172
Share based payments	117	(40)	117	(39)
	4,582	2,665	2,799	2,061

8. Directors' Remuneration

Remuneration of the Company's Directors:

	2008 £'000	2007 £'000
Emoluments	569	455
Highest paid Director's emoluments	290	208

Further details on Directors' emoluments are given in the Directors' Remuneration Report.

9. Segmental Reporting

The returns earned by the Group are predominantly affected by the territory in which it operates, and accordingly management considers the primary reporting segment is based on geographic territory of revenue generation. The management considers that the Group only operates in one business segment, that of development and provision of mobile device management and synchronisation solutions.

	North America		Europe		Rest of World		Total	
	2008 £'000	2007 £'000	2008 £'000	2007 £'000	2008 £'000	2007 £'000	2008 £'000	2007 £'000
Revenue	2,692	1,132	717	849	299	304	3,708	2,285
Cost of Sales	(1,675)	–	–	–	–	–	(1,675)	–
	1,017	1,132	717	849	299	304	2,033	2,285
Unallocated corporate expenses							(8,520)	(5,443)
Operating loss							(6,487)	(3,158)
Finance income							518	87
Finance costs							(495)	(12)
Taxation							258	113
Loss in year							(6,206)	(2,970)

The geographical split of net assets of the Group stated net of intercompany balances is as follows:

	North America		Europe		Rest of World		Corporate		Total	
	2008 £'000	2007 £'000	2008 £'000	2007 £'000	2008 £'000	2007 £'000	2008 £'000	2007 £'000	2008 £'000	2007 £'000
Segment assets	12	1,038	47	51	662	141	8,580	1,863	9,301	3,093
Segment liabilities	–	–	–	–	–	–	(4,170)	(1,542)	(4,170)	(1,542)
Net assets	12	1,038	47	51	662	141	4,410	321	5,131	1,551

	North America		Europe		Rest of World		Corporate		Total	
	2008 £'000	2007 £'000	2008 £'000	2007 £'000	2008 £'000	2007 £'000	2008 £'000	2007 £'000	2008 £'000	2007 £'000
Capital expenditure	–	–	–	–	–	–	167	103	167	103
Depreciation	–	–	–	–	–	–	218	62	218	62

10. Reorganisation Costs

	2008 £'000	2007 £'000
Costs on closure of site	1,956	–
Provision for onerous contracts	–	492
	1,956	492

Costs on closure of site are expenditure incurred in closing an office acquired with the acquisition of AxisMobile Ltd. Provision for onerous contracts represents the amount provided in respect of another former office. These costs are not expected to recur.

11. Finance Income and Costs

	2008 £'000	2007 £'000
Finance Income		
Interest received on bank deposits	31	87
Foreign exchange gains	426	–
Gain on fair value of interest rate swaps (see note 21)	61	–
	518	87
Finance Costs		
Loss on fair value of equity swaps (see note 21)	444	–
Foreign exchange losses	–	12
Unwinding of discount in provisions	49	–
Interest paid	2	–
	495	12

12. Auditors' Remuneration

Services to the Company and its Subsidiaries	2008 £'000	2007 £'000
Fees payable to the Company's auditor for the audit of the annual financial statements	59	40
Fees payable to the Company's auditor and its associates for other services:		
Audit of the financial statements of the Company's subsidiaries pursuant to legislation	–	5
Other services pursuant to legislation – regulatory reporting	7	4
Other services relating to taxation	37	27
Services relating to corporate finance transactions	–	5
Other services – IFRS reporting and accounting advice	–	5
	103	86

13. Taxation

Income Tax (Credit) / Expense

	2008 £'000	2007 £'000
UK research & development tax credit	(266)	(121)
UK adjustment to provision for previous periods	10	–
Overseas corporation tax charge/(credit)	3	8
Overseas adjustment to provision in previous periods	(5)	–
	(258)	(113)

The UK research and development tax credit received represents the refund of tax due from research carried out in the years ended 31 December 2006 and 2007 (2007: 31 December 2005).

The Group's loss before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to results of the consolidated entities as follows:

	2008 £'000	2007 £'000
Loss on ordinary activities before taxation	(6,464)	(3,083)
Theoretical tax at UK corporation tax rate 28.5% (2007: 30%)	(1,842)	(925)
Effects of:		
› unrelieved tax losses	1,199	943
› impairment of intangible assets	486	–
› expenditure that is not tax deductible	10	12
› capital allowances less than /(in excess of) depreciation	91	(18)
› adjustments in respect of prior periods	5	–
› higher tax rates on overseas earnings	–	8
› research and development tax credit	(266)	(121)
› share based payments	59	(12)
Actual current taxation credit	(258)	(113)

A potential deferred tax asset of £5,740,000 (2007: £4,374,000) in relation to unrelieved losses of £20,500,000 (2007: £15,620,000) has not been recognised due to the uncertainty of recoverability of this amount.

14. Loss of the Parent Company for the Financial Year

The loss for the financial year dealt with in the accounts of the parent company was £8,188,000 (2007: £3,107,000).

As permitted by Section 230 of the Companies Act 1985, no separate income statement is presented in respect of the parent company.

15. Loss per Ordinary Share

Basic loss per ordinary share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

	2008 £'000	2007 £'000
Numerator		
Losses used for calculation of basic and diluted EPS	6,206	2,970

	Number	Number
Denominator		
Weighted average number of ordinary shares used in basic EPS	207,780,284	68,197,584
Basic and diluted loss per share (pence)	(3.0)p	(4.4)p

19,813,205 (2007: 4,959,075) shares, being the weighted average number of dilutive securities (options and warrants) have been excluded from the calculation of diluted loss per share because they would reduce loss per share.

16. Intangible Assets

The Group

	Goodwill £'000	Customer Relationships £'000	Intellectual Property £'000	Software £'000	Total £'000
Cost or valuation					
At 1 January 2007	–	–	351	103	454
Additions	–	–	525	18	543
Disposals	–	–	–	(32)	(32)
At 1 January 2008	–	–	876	89	965
Additions	–	–	134	11	145
Acquisition	2,354	715	235	12	3,316
Disposals	–	–	(116)	(62)	(178)
At 31 December 2008	2,354	715	1,129	50	4,248
Amortisation					
At 1 January 2007	–	–	208	50	258
Charged in year	–	–	123	37	160
Disposals	–	–	–	(32)	(32)
At 1 January 2008	–	–	331	55	386
Charged in year	–	30	234	33	297
Impairment	–	415	–	–	415
Disposals	–	–	(116)	(62)	(178)
At 31 December 2008	–	445	449	26	920
Net book value					
At 1 January 2007	–	–	143	53	196
At 1 January 2008	–	–	545	34	579
At 31 December 2008	2,354	270	680	24	3,328

16. Intangible Assets (continued)

The Group (continued)

The Group conducts annual impairment tests on the carrying value of goodwill, based on the recoverable amount of the cash-generating unit ("CGU") to which goodwill has been allocated. The Group has only one CGU. The recoverable amount of the CGU is determined from value-in-use calculations. The key assumptions in the value-in-use calculations are the discount rate applied, the operating margin and the growth rate of net operating cash flows. The approved cash flow projections in the three financial years following the budget year reflect management's expectation of the medium term operating performance of the CGU and the prospect of the Company in the market.

- The discount rate applied to the CGU represents a pre-tax rate that reflects the market assessment of the time value of money at the balance sheet date and the risks specific to the CGU. The discount rate applied to the CGU is 12.5%.
- The operating margin assumed for the CGU is primarily based on management's assessment of operating margin and expected revenues.
- Long-term growth rates of net operating cash flows are assumed equal to the growth rate in mobile consumer email. A growth rate of 30% has been applied based on industry expectations to 2012.

The Company

	Intellectual Property £'000	Software £'000	Total £'000
Cost or valuation			
At 1 January 2007	489	97	586
Additions	515	–	515
Disposals	–	(32)	(32)
At 1 January 2008	1,004	65	1,069
Additions	135	3	138
Disposals	(135)	–	(135)
At 31 December 2008	1,004	68	1,072
Amortisation			
At 1 January 2007	346	47	393
Charged in year	116	35	151
Disposals	–	(32)	(32)
At 1 January 2008	462	50	512
Charged in year	220	15	235
Disposals	(135)	–	(135)
At 31 December 2008	547	65	612
Net book value			
At 1 January 2007	143	50	193
At 1 January 2008	542	15	557
At 31 December 2008	457	3	460

17. Property, Plant and Equipment

The Group

	Office Equipment £'000	Fixtures, Fittings & Equipment £'000	Total £'000
Cost or valuation			
At 1 January 2007	262	43	305
Additions	99	4	103
Disposals	(167)	(16)	(183)
At 1 January 2008	194	31	225
Additions	157	10	167
Acquisitions	64	47	111
Disposals	(7)	–	(7)
At 31 December 2008	**408**	**88**	**496**
Depreciation			
At 1 January 2007	187	24	211
Charged in year	54	8	62
Disposals	(165)	(16)	(181)
At 1 January 2008	76	16	92
Charged in year	159	59	218
Disposals	(6)	–	(6)
At 31 December 2008	**229**	**75**	**304**
Net book value			
At 1 January 2007	75	19	94
At 1 January 2008	118	15	133
At 31 December 2008	**179**	**13**	**192**

17. Property, Plant and Equipment (continued)

The Company

	Office Equipment £'000	Fixtures, Fittings & Equipment £'000	Total £'000
Cost or valuation			
At 1 January 2007	234	38	272
Additions	80	–	80
Disposals	(163)	(16)	(179)
At 1 January 2008	151	22	173
Additions	106	1	107
Disposals	–	–	–
At 31 December 2008	257	23	280
Depreciation			
At 1 January 2007	174	22	196
Charged in year	45	6	51
Disposals	(163)	(16)	(179)
At 1 January 2008	56	12	68
Charged in year	83	5	88
Disposals	–	–	–
At 31 December 2008	139	17	156
Net book value			
At 1 January 2007	60	16	76
At 1 January 2008	95	10	105
At 31 December 2008	118	6	124

18. Investments in Subsidiaries

The Company

Impaired cost	£'000
At 1 January 2007	89
Disposals	(12)
At 1 January 2008	77
Additions	3,031
Impairment in year	(1,707)
At 31 December 2008	**1,401**

During the year, the value of the investment in AxisMobile Limited was impaired by £1.707m as the value of the subsidiary's assets were realised or transferred within the Group. The carrying value of the investment in AxisMobile is recorded at a value in use of £1.140m using a discount rate of 12.5% on future cash inflow.

The shares in Group undertakings, which are all 100% beneficially owned by the Company, comprise investments in the following:

	Incorporated	Capital & Reserves	Profit/(Loss) for the Year	Interest in Ordinary Shares
Synchronica Software GmbH	Germany	558	73	100%
Synchronica America Limited	United Kingdom	29	(18)	100%
AxisMobile Limited	Israel	37	(221)	100%

19. Trade and Other Receivables

	The Group		The Company	
	2008 £'000	2007 £'000	2008 £'000	2007 £'000
Trade receivables	743	1,274	702	1,274
Less provision for impairment of trade receivables	(21)	–	(21)	–
Trade receivables (net)	722	1274	681	1,274
Other receivables	191	116	60	113
Total financial assets other than cash and cash equivalents classified as loans and receivables	913	1,390	741	1,387
Derivative financial instruments (see note 21)	530	–	530	–
Prepayments not classified as financial assets	275	127	79	122
Trade and other receivables	1,718	1,517	1,350	1,509

20. Credit Risk

As of 31 December 2008, trade receivables of £21,000 (2007: £nil) were impaired. The amount of the provision was £21,000 (2007: nil). The impairment as at 31 December 2008 related to the assessment of the recoverability of individual trade receivables. The ageing of these receivables is as follows:

	The Group		The Company	
	2008 £'000	2007 £'000	2008 £'000	2007 £'000
Up to 3 months	–	–	–	–
3 to 6 months	–	–	–	–
Over 6 months	21	–	21	–
	21	–	21	–

20. Credit Risk (continued)

As of 31 December 2008, trade receivables of £329,000 (2007: £80,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing of these receivables is as follows:

	The Group		The Company	
	2008 £'000	2007 £'000	2008 £'000	2007 £'000
Up to 3 months	29	5	21	5
3 to 6 months	281	53	281	53
Over 6 months	19	22	11	22
	329	80	313	80

The carrying amounts of the Group's trade and other receivables are denominated in the following currencies:

	The Group		The Company	
	2008 £'000	2007 £'000	2008 £'000	2007 £'000
US Dollar	982	1,080	660	1,080
GB Pound	669	233	669	243
Euro	54	204	9	186
CH Franc	13	–	11	–
	1,718	1,517	1,349	1,509

Movement on the provision for impairment of trade receivables are as follows:

	The Group		The Company	
	2008 £'000	2007 £'000	2008 £'000	2007 £'000
At 1 January	–	137	–	80
Provision for impairment of receivables	97	–	97	–
Receivables written off in the year as uncollectible	(76)	(60)	(76)	(60)
Unused amounts reversed	–	(77)	–	(20)
At 31 December	21	–	21	–

The Group's exposure to credit risk, by class of financial instrument, is shown in the table below:

	The Group		The Company	
	2008 £'000	2007 £'000	2008 £'000	2007 £'000
Loans and Receivables				
Trade receivables	722	1,274	681	1,274
Other receivables	995	243	668	235
Cash and cash equivalents	3,494	757	2,647	643
	5,211	2,274	3,996	2,152

21. Derivative Financial Instruments

Group and Company

	2008 £'000	2007 £'000
Current	530	–
Non-current	465	–
	995	–

During the year the Company entered into two derivative agreements. The Company issued shares in exchange for the right to receive the proceeds of monthly swap settlements. Each settlement amount is determined by the Company's share price and by interest on the notional balance outstanding balance during that settlement period. Until the settlement of each swap the Company holds the risk and reward of market changes.

On 15 January 2008, the Company completed a placing of 30,000,000 ordinary 1p shares at a price of 6.25p. The Company also entered into its first derivative agreement, consisting of equity and interest rate swaps with a notional principal value of £1.875m. In July 2008, and after the settlement of 5 of 24 equal swaps a second derivative agreement was contemplated. This second derivative agreement led to the deferred settlement of the first derivative agreement.

On 11 September 2008, the Company completed a placing of 21,666,666 ordinary 1p shares at a price of 3p. The Company also entered into the second derivative agreement, consisting of equity and interest rate swaps with a notional principal value of £0.65m. At inception of the second derivative agreement, it was agreed that the remaining 19 swaps of the first derivative agreement would be delayed and settled on a monthly basis commencing October 2009. The monthly interest rate swap deduction (if any) for the first agreement is taken from the proceeds of the second derivative agreement.

Derivative Agreement Commencing 15 January 2008

The notional principal of this derivative agreement is divided into 24 equal swaps. The value of the swap settled in each period is determined by the reference to the Company's share price, the equity swap, and to LIBOR (1 month GBP London Interbank Borrowing Rate), the interest rate swap. The amount received in respect of each equity swap is based on the Company's share price divided by the base price of 8.3333p multiplied by the principal being settled of £156,250. A change in share price of 0.1p from the base price will lead to a change in receipts of £938 per month. The settlement value of the interest rate swap to be deducted from the equity swap is arrived at by multiplying outstanding notional principal amount over the period since the last settlement date by LIBOR minus 2.5% p.a.

Derivative Agreement Commencing 11 September 2008

The notional principal of this derivative agreement is divided into 12 equal swaps. The value of the swap settled in each period is determined by the reference to the Company's share price, the equity swap, and to LIBOR (1 month GBP London Interbank Borrowing Rate), the interest rate swap. The amount received in respect of each equity swap is based on the Company's share price divided by the base price of 4.0p multiplied by the principal being settled of £54,166.67. A change in share price of 0.1p from the base price will lead to a change in receipts of £1,354 per month. The settlement value of the interest rate swap to be deducted from the equity swap is arrived at by multiplying outstanding notional principal amount over the period since the last settlement date by LIBOR minus 4.26% p.a. within overriding limits of 6.29% and 4.29%.

Fair value of the swaps is calculated by discounting the forecast cash flows by reference to the current share price and LIBOR on the reference date.

Swap Commencing 15 January 2008	15/01/2008	11/09/2008	31/12/2008
Company share price	6.25p	4.63p	3.75p
Interest rate payable/(receivable)	3.18%	2.88%	(0.33)%
Discount rate	12.50%	12.50%	12.50%
Fair Value (£000s)	1,182	581	565

Swap Commencing 11 September 2008	11/09/2008	31/12/2008
Company share price	4.63p	3.75p
Interest rate payable/(receivable)	2.88%	0.03%
Discount rate	12.50%	12.50%
Fair Value (£000s)	695	430

22. Trade and Other Payables

	The Group		The Company	
	2008 £'000	2007 £'000	2008 £'000	2007 £'000
Trade payables	743	466	613	443
Amounts due to group undertakings	–	–	1,632	161
Accruals	1,218	380	396	320
Total financial liabilities, excluding loans and borrowings, classified as financial liabilities measured at amortised cost	1,961	846	2,641	924
Deferred income	399	41	190	40
Other taxation and social security taxes	243	119	147	108
Trade and other payables	2,603	1,006	2,978	1,072

23. Liquidity Risk

The following table analyses the Group's financial liabilities which will be settled on a net basis into the relevant maturity groupings based on the remaining period on the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounts is not significant.

The Group

	Less than 3 Months £'000	Between 3 and 6 Months £'000	More than 6 Months £'000
At 31 December 2008			
Financial liabilities measured at amortised cost	1,961	–	–
At 31 December 2007			
Financial liabilities measured at amortised cost	846	–	–

The Company

	Less than 3 Months £'000	Between 3 and 6 Months £'000	More than 6 Months £'000
At 31 December 2008			
Financial liabilities measured at amortised cost	2,639	–	–
At 31 December 2007			
Financial liabilities measured at amortised cost	924	–	–

24. Interest Rate Profile

The following table sets out the carrying amount of the Group's financial instruments that are exposed to interest rate risk as at 31 December 2008.

	2008		2007	
	Effective Interest Rate	Carrying Amount £'000	Effective Interest Rate	Carrying Amount £'000
Floating rate with maturity within one year				
Cash and cash equivalents – Group	2.9%	3,454	6.2%	757
Cash and cash equivalents – Company	3.5%	2,647	5.8%	643
Derivatives – Group	0.2%	530	–	–
Derivatives – Company	0.2%	530	–	–
Floating rate with maturity after one year				
Derivatives – Group	0.3%	465	–	–

25. Currency Risk

The sterling equivalent of foreign currency assets/(liabilities) held at the year end is as follows:

The Group

	2008 £'000	2007 £'000
US Dollar	2,022	1,036
Euros	(106)	544
Other currencies	140	–
	2,056	1,580

The effect of a 5 cent movement in the value of sterling against the US dollar in either direction at the balance sheet date would, all other variables held constant, result in a movement in the loss for the year of £145,000 (2007: £103,000). The affect of a 5 cent movement in the value of sterling against the Euro in either direction at the balance sheet date would, all other variables held constant, result in a movement in the loss for the year of £5,000 (2007: 37,000).

The Company

	2008 £'000	2007 £'000
US Dollar	1,447	1,036
Euros	(508)	544
Other currencies	11	–
	950	1,580

The effect of a 5 cent movement in the value of sterling against the US dollar at the balance sheet date would, all other variables held constant, result in a movement in the loss for the year of £104,000 (2007: £106,000). The affect of a 5 cent movement in the value of sterling against the Euro at the balance sheet date would, all other variables held constant, result in a movement in the loss for the year of £26,000 (2007: £22,000).

26. Operating Lease Commitments

The total values of minimum lease payments are due as follows:

The Group and the Company

	2008 £'000	2007 £'000
Operating lease payments due:		
› within 1 year	194	64
› between 2 and 5 years	290	18
› later than 5 years	–	433
	484	515

27. Provision for Liabilities and Charges

The Group

	Legal Obligations £'000	Property £'000	Total £'000
At 1 January 2007	–	219	219
Charged/(credited) to the income statement:			
Additional provisions	–	492	492
Used during the year	–	(175)	(175)
At 1 January 2008	–	536	536
Acquisition	882	–	882
Charged/(credited) to the income statement:			
Additional provisions	–	49	49
Used during the year	(9)	(106)	(115)
Adjustment for movement in foreign currency	194	–	194
At 31 December 2008	**1,067**	**479**	**1,546**
Current	1,067	68	1,135
Non-current	–	411	411
	1,067	**479**	**1,546**

Property provisions include a provision for dilapidations at the Group's previous offices.
The legal obligations arise from the actions of AxisMobile prior to acquisition.

28. Share Capital and Premium

The Group and the Company

	Number of Shares in Issue '000	Ordinary Shares £'000	Share Premium £'000	Capital to be issued £'000	Total £'000
At 1 January 2007	36,400	364	10,066	–	10,430
Proceeds from placing	43,750	437	2,840	–	3,277
Issued in acquisition of assets	3,871	39	261	–	300
At 1 January 2008	84,021	840	13,167	–	14,007
Proceeds from placing	168,154	1,681	3,447	–	5,128
Share issued in exchange for derivative financial assets	51,667	517	1,169	–	1,686
Consideration on acquisition of subsidiary	68,082	681	1,446	532	2,659
Shares issued in exchange for debt on acquisition of subsidiary	6,608	66	132	–	198
At 31 December 2008	378,532	3,785	19,361	532	23,678

Major Non-cash Transaction

During the year the Company acquired all the share capital of AxisMobile Limited a company registered in Israel. The consideration paid for the shares in AxisMobile Limited is as set out in Note 31. In addition, 6.6m ordinary 1p shares were issued as part of a placing issued at 3p per share £198,000 to cancel a debt owed by AxisMobile Limited to its parent undertaking.

Share Warrants

Warrants over a total of 401,103 (2007: 462,603) ordinary shares were in issue as at 1 January 2008. During the year no warrants were exercised (2007: nil) and 82,000 (2007: 61,500) expired.

Number of Warrants 1 Jan 2007	Warrants Expired	Number of Warrants 1 Jan 2008	Warrants Expired	Number of Warrants 31 Dec 2008	Exercise Price	Last Date Exercisable
61,500	(61,500)	–	–	–	£0.49	01 March 2007
82,000	–	82,000	(82,000)	–	£0.49	23 July 2008
319,103	–	319,103	–	319,103	£0.49	30 June 2009
462,603	(61,500)	401,103	(82,000)	319,103		

The warrants entitle the holders to subscribe for a specified number of ordinary shares in the Company. The warrant holder may only exercise the warrant with respect to all of the shares represented by the warrant. The warrants may be exercised at the earlier of:

i. the fifth anniversary of the warrant (as stated above); or
ii. in accordance with the conditions: (1) on the liquidation of the Company or (2) where an offer is made to all of the shareholders to acquire the whole or any part of the issued share capital and the Company becomes aware that 50 per cent of the voting rights are vested in the offerer.

The current Directors had no interest in the warrants.

29. Statement of Changes in Shareholders' Equity

The Group

	Ordinary Shares £'000	Share Premium £'000	Capital to be issued £'000	(Accumulated Loss) £'000	Translation Reserve £'000	Total £'000
At 1 January 2007	364	10,066	–	(9,453)	–	977
Loss for the year	–	–	–	(2,970)	–	(2,970)
Adjustment for share based payment				(40)	–	(40)
Proceeds from placing	437	2,840	–	–	–	3,277
Acquisition of company	39	261	–	–	–	300
Currency translation difference	–	–	–	–	7	7
At 31 December 2007	840	13,167	–	(12,463)	7	1,551
Loss for the year	–	–	–	(6,206)	–	(6,206)
Adjustment for share based payment	–	–	–	207	–	207
Proceeds from placing	1,681	3,447	–	–	–	5,128
Share issued in exchange for derivative financial assets	517	1,169	–	–	–	1,686
Consideration on acquisition of subsidiary	681	1,446	532	–	–	2,659
Shares issued in exchange for debt on acquisition of subsidiary	66	132	–	–	–	198
Currency translation difference	–	–	–	–	(92)	(92)
At 31 December 2008	**3,785**	**19,361**	**532**	**(18,462)**	**(85)**	**5,131**

The nature and purpose of each category of reserve within owners' equity is as follows:

Share Premium	Amount subscribed for share capital in excess of nominal value less costs of issuing new share capital.
Capital to be issued	Deferred shares to be allotted in connection with the acquisition of AxisMobile Limited.
Accumulated Loss	Cumulative net losses recognised in the consolidated income statement.

The Company

	Ordinary Shares £'000	Share Premium £'000	Capital to be issued £'000	(Accumulated Loss) £'000	Total £'000
At 1 January 2007	364	10,066	–	(9,456)	974
Accumulated loss for the year	–	–	–	(3,107)	(3,107)
Adjustment for share based payment				(40)	(40)
Proceeds from placing	437	2,840	–	–	3,277
Acquisition of company	39	261	–	–	300
At 31 December 2007	840	13,167	–	(12,603)	1,404
Accumulated loss for the year	–	–	–	(8,188)	(8,188)
Adjustment for share-based payment	–	–	–	207	207
Proceeds from placing	1,681	3,447	–	–	5,128
Share issued in exchange for derivative financial assets	517	1,169	–	–	1,686
Consideration on acquisition of subsidiary	681	1,446	532	–	2,659
Shares issued in exchange for debt on acquisition of subsidiary	66	132	–	–	198
At 31 December 2008	**3,785**	**19,361**	**532**	**(20,584)**	**3,094**

30. Share-based Payments

Employee Share Options

Share-based payment incentives have been granted to certain employees to acquire ordinary shares of 1p each under the Synchronica Global Share Option Plan ("Option Plan"). Options were granted with an exercise price equal to the closing mid-market price as quoted by the London Stock Exchange on the business day before the options were granted.

Under the rules of the Option Plan, options become exercisable after a minimum of one year from the date of grant to a maximum of five years from the date of grant. As a condition of exercise the Option Holder must make a payment to the Company of the aggregate exercise price due. Income tax, employee National Insurance and their overseas equivalents may be due on the exercise of the options.

The rules of the Option Plan provide that options granted will lapse six months after an employee leaves the Group's employment. However the Directors have authority to vary these provisions. During the year options over a total of 21,489,812 ordinary shares have been granted under the Management Incentive Plan.

Date of Grant	No. of Ordinary Share Options	Exercise Price of Option	Expected Volatility	Life of Option (Years)	Risk Free Interest Rate over the Life of the Option	Fair Value (p)
02/05/2007	3,398,000	11.75	25%	4.3	5.11%	3.5
17/09/2007	3,931,506	8.00	25%	4.3	4.68%	2.1
03/09/2007	305,000	7.75	25%	4.3	5.07%	2.3
01/10/2007	70,000	7.25	25%	4.3	5.00%	2.2
22/02/2008	3,675,812	8.00	89%	4.3	4.72%	4.7
06/10/2008	17,814,000	3.75	86%	4.3	4.33%	1.9

No dividends are expected on the underlying shares. The options have been valued using a Black-Scholes-Merton model for valuation. In previous years the historical data for the Company was limited, the expected volatility was determined by reference to comparable companies. The model assumes employees will exercise their options when the market price is 2.0 times (2007: 2.0) the exercise price and that the employee exit rate is 20% (2007: 20%). The options granted in the year vest in three annual equal instalments from the date of the grant without any market based conditions. The interests of the Directors in the share options of the Company are as shown in the Remuneration Report.

At 31 December 2008, options over a total of 27,861,203 ordinary shares remained in issue:

	2008		2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at 1 January	8,187,391	9.3p	2,419,452	33.7p
Granted	21,489,812	4.5p	7,704,506	2.8p
Exercised	–	–	–	–
Lapsed	(1,816,000)	10.4p	(1,936,567)	26.0p
Outstanding at 31 December	27,861,203	8.6p	8,187,391	9.3p

No share options were exercised during the year (2007: nil). Options vest only when exercised and so no options have vested.

Exercise Price

	2008		2007	
	Number of Shares	Weighted Average Remaining Contractual Life	Number of Shares	Weighted Average Remaining Contractual Life
3.75p	17,814,000	9.8	–	–
8.00p	3,675,812	9.2	–	–
7.25p	70,000	8.8	70,000	9.8
7.75p	305,000	8.7	305,000	9.7
8.00p	2,271,506	8.7	3,281,506	9.7
11.8p	2,378,000	8.3	3,038,000	9.3
15.0p	650,000	7.6	670,000	8.6
27.0p	650,000	7.0	672,000	8.0
48.8p	18,491	5.8	18,491	6.8
334.0p	28,394	6.4	32,394	7.4

31. Acquisition of AxisMobile Limited

On 10 September 2008, the Group completed the acquisition of AxisMobile Limited ("AML"), for consideration of £2.8m (inclusive of £0.1m of related costs). Total goodwill arising on the acquisition is £2.4m. In the purchase, 100% of the voting shares were acquired. From the date of the acquisition to 31 December 2008, the acquisition contributed £3.1m to revenue and £0.1m to the loss for the year. AML had revenues of £3.7m and a loss of 1.2m in the year to 31 December 2008. All intangibles were recognised at their respective fair values. The residual excess over the net assets acquired is recognised as goodwill. Details of the net assets acquired and goodwill are as follows:

Purchase Consideration:	£'000
Cash paid	83
Direct costs relating to the acquisition	105
Share consideration	2,127
Share consideration – deferred	532
Total purchase consideration	2,847
Fair value of net identifiable assets	(493)
Goodwill	2,354

The value of goodwill represents anticipated synergies to result from integration of operations into our existing business. This acquisition allows integration of products into one comprehensive mobile email and synchronisation product that includes push email with calendar, contacts and attachments.

AxisMobile Acquisition

	Carrying Values Pre-acquisition £'000	Fair Value £'000
Intangible assets	12	2,637
Property, plant and equipment	111	111
Receivables	628	196
Cash and cash equivalents	17	17
Payables	(1,338)	(1,338)
Provision	(882)	(882)
Deferred income	(248)	(248)
Net assets acquired	(1,700)	493
Goodwill		2,354
Consideration		2,847

Consideration Satisfied by:	£'000
Cash	188
Share consideration	2,659
Consideration	2,847

The entire share capital of AxisMobile Limited was acquired in exchange for consideration of 85,102,041 ordinary 1p shares. The fair value of 3.124p per share is the bid price at the close of trading on 10 September 2008 as given by the official list of the London Stock Exchange. 68,081,633 shares were issued as initial consideration. A further 17,020,408 shares will be issued subject to the warranties provided by the vendor.

The net outflow of cash and cash equivalents on the acquisition of AxisMobile Limited is calculated as follows:

	£'000
Cash consideration	188
Cash acquired	(17)
Net cash outflow	171

The intangible assets acquired as part of the acquisition of AxisMobile Limited can be analysed as follows:

	£'000
Technology	1,910
Customer relationships	715
Software	12
Intangible assets acquired	2,637

32. Related Party Transactions

The Group

Key management compensation is disclosed in Directors' emoluments in the Remuneration Report on page 31.

The Company

Balances owed to subsidiaries are shown in note 22 to the financial statements. The outstanding balances are unsecured and bear no interest. They are due for settlement in accordance with the Company's normal trade terms.

Sales by the subsidiaries to the Company were as follows:

	2008 £'000	2007 £'000
Synchronica Software GmbH	1,699	808
Synchronica America Limited	299	330
AxisMobile Limited	723	–

Funds are transferred within the Group, dependent on the operational needs of individual companies. The Directors do not consider it meaningful to set out the gross amounts of transfers between individual companies.

33. Events after the Balance Sheet Date

On 22 January 2009 the Company raised £90,000 before expenses of additional share capital. The Company placed 3,000,000 ordinary shares of 1p each at a price of 3p per share.

On 6 February 2009 the Company raised £209,500 before expenses of additional share capital. The Company placed 6,983,333 ordinary shares of 1p each at a price of 3p per share.

Notice of Annual General Meeting

Synchronica plc

Registered in England and Wales under company number 03276547.

Notice is hereby given that the Annual General Meeting of Synchronica PLC (the "Company") will be held at the Company's registered office, Mount Pleasant House, Lonsdale Gardens, Tunbridge Wells, Kent, TN1 1NY on 29 June 2009 at 9.30 am to consider and, if thought fit, pass the following resolutions 1-6 as ordinary resolutions and resolutions 7-9 as special resolutions:

Ordinary Resolutions

1. To receive, consider and adopt the financial statements for the year ended 31 December 2008 together with the Report of the Directors and the Auditor's report on those accounts.

2. To receive, consider and adopt the Directors' Remuneration Report for the year ended 31 December 2008.

3. To re-elect Mr Angus Dent, Chief Financial Officer, who retires by rotation.

4. To re-appoint BDO Stoy Hayward LLP as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which the accounts are laid before the Company and to authorise the Directors to determine their remuneration.

5. To authorise the Company generally and unconditionally to use electronic means to convey information to its shareholders, including, but not limited to, sending and supplying documents

or information to its shareholders by making them available on a website.

6. For the purposes of section 80 of the Companies Act 1985 (the "Act") the Directors are hereby generally and unconditionally authorised, in substitution for all previous authorities and in accordance with the articles of association of the Company (the "Articles"), to allot relevant securities of a nominal amount of £1,282,101 (being the "Section 80 Amount" for the purposes of Article 7) for the five year period expiring on 28 June 2014 (being the "prescribed period" for the purposes of Article 7) upon the terms set out in Article 7.

Special Resolutions

7. Subject to and conditionally upon the passing of resolution 6, the Directors be and they are hereby empowered, pursuant to Section 95 of the Act and in accordance with Article 7, to allot equity securities for cash during the prescribed period referred to in resolution 6 up to an aggregate nominal amount of £777,031 (being the "Section 89 Amount" for the purposes of Article 7) upon the terms set out in Article 7.

8. Subject to obtaining approval from HM Revenue and Customs, to increase the percentage of shares that may be held under option in the Synchronica Global Employee Share Option Scheme from 10% to 15%.

Notes:

1. A member entitled to attend and vote at the above mentioned meeting is entitled to appoint one or more proxies to exercise all or any of his rights to attend, speak and vote at the meeting on a show of hands or on a poll and any adjournment(s) thereof. A member may appoint more than one proxy in relation to the meeting, provided that each proxy is appointed to exercise the rights attaching to a different share or shares held by him/her. A proxy need not be a member of the Company.
2. A form of proxy is enclosed. Please read carefully the instructions on how to complete the form. For a proxy to be effective, it must be deposited together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or other authority, at the offices of the Company, Mount Pleasant House, Lonsdale Gardens, Tunbridge Wells, Kent TN1 1NY so as to be received not later than 09.30 am on 27 June 2009 or, in the case of a poll to be taken more than 48 hours after it is demanded, up to 24 hours before the time appointed for the taking of the poll or, in the case of a poll to be taken less than 48 hours after it is demanded, at the time at which the poll was demanded.
3. The appointment of a proxy does not preclude a member from subsequently attending and voting at the meeting in person if he or she so wishes.
4. An abstention option has been included on the proxy form. The legal effect of choosing the abstention option on any resolution is that the member concerned will be treated not to have voted on the relevant resolution. The number of votes in respect of which there are abstentions will however be counted and recorded, but disregarded in calculating the votes for or against a resolution.
5. Copies of contracts of service and appointment of the Directors with the Company or with any of its subsidiary under takings are available for inspection at the registered office of the Company during normal business hours (Saturdays and public holidays excepted) and will be available for inspection at the place of the meeting for 30 minutes prior to and throughout the meeting.

9. With effect from 00.01 a.m. on 1 October 2009, the Articles of Association of the Company be amended by deleting all the provisions of the Company's Memorandum of Association which, by virtue of section 28 of the Companies Act 2006, are to be treated as provisions of the Company's Articles of Association, save for the sentence in clause 5 of the Company's Memorandum of Association which states that the liability of the members is limited, which shall be deemed to be incorporated in the Company's Articles of Association by virtue of section 28 of the Companies Act 2006.

By Order of the Board

Arthur Phillips
Company Secretary

Registered Office:
Mount Pleasant House
Lonsdale Gardens
Tunbridge Wells
Kent TN1 1NY
United Kingdom

6. In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company as at 09.30 am on 27 June 2009 or, in the event that the meeting is adjourned, in such register 48 hours before the time of the adjourned meeting, shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their names at the relevant time. Changes after the relevant time will be disregarded in determining the rights of any person to attend or vote at the meeting.
7. In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the chairman of the meeting as its corporate representative to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the chairman and the chairman will vote (or withhold a vote) as corporate representative in accordance with those directions, and
(ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the chairman of the meeting as its corporate representative, a designated corporate representative will be nominated. from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate share-holders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of appointment letter if the chairman is being appointed as described in (i) above.

Company Information

Directors	C Brinkschulte (Chief Executive Officer) A Dent (Chief Financial Officer) R Mahalski (Non-Executive Director) D A Mason (Non-Executive Chairman)
Secretary	A Phillips
Registered Office	Mount Pleasant House Lonsdale Gardens Royal Tunbridge Wells Kent TN1 1NY United Kingdom
Registered Number	3276547
Auditors	BDO Stoy Hayward LLP 2 City Place, Beehive Ring Road Gatwick West Sussex, RH6 0PA
Bankers	Barclays Bank plc PO Box 165 Crawley West Sussex RH10 1YX
Solicitors	Simmons & Simmons CityPoint One Ropemaker Street London EC2Y 9SS
Risk Managers	AON Limited Somerset House 47/49 London Road Redhill Surrey RH1 1LU
Registrar	Capita Registrars The Registry 34 Beckenham Road Beckenham Kent BR3 4TU
Nominated Adviser and Broker	FinnCap 4 Coleman Street London EC2R 5TA



» synchronica

Synchronica plc
Mount Pleasant House
Lonsdale Gardens
Royal Tunbridge Wells, TN1 1NY
United Kingdom

www.synchronica.com

Synchronica plc
Annual Report and Accounts 2009


» synchronica
Next Generation Mobile Messaging

CORPORATE STATEMENT

Synchronica plc is a leading developer of next-generation mobile messaging solutions based on open industry standards. The award-winning product portfolio includes the flagship product Mobile Gateway, providing push email, synchronisation, instant messaging (IM), backup and restore, and mobile connectivity to social networks. Synchronica's products are white-labelled and offered to mobile operators in emerging and developed markets. Our products provide mass market messaging services, increase data revenues and reduce churn.

HIGHLIGHTS

- Revenues increased slightly to £3.83m (2008: £3.71m)
- Gross profits up 80% to £3.67m (2008: £2.03m)
- Administrative costs down to £6.91m (2008: £8.5m)
- Loss before tax halved at £3.22m (2008: £6.49m loss)
- Loss per share of 0.6p (2008: loss per share of 2.9p)
- Cash position of £2.63m (2008: £3.49m), before £2.79m (gross) placing post-period end
- Record 13 new contract wins with mobile operators announced during 2009
- Mobile Gateway related revenues increased by 175% to £3.1m (2008: £1.16m)

£3.83m
REVENUE (2008: £3.71m)

+80%
INCREASE IN GROSS PROFITS (2008: £2.03m)

+175%
INCREASE IN MOBILE GATEWAY REVENUES (2008: £1.16m)


Investor relations online at **synchronica.com/investors**



Mobile Gateway 5
Next-generation messaging for any mobile phone



Email and Synchronisation
Mobile Gateway provides industry standard Push Email and Synchronisation using the built-in Email clients of a wide range of Smartphones and feature phones. Crucially, Mobile Gateway also supports phones which would not usually be able to access Push Email and Synchronisation services. Mobile Gateway's Email-to-MMS and Email-to-WAP technologies support entry level feature phones which do not have built-in messaging clients, and the Email-to-SMS gateway further extends the market reach to legacy 2G, and non-data enabled mobile phones.



Instant Messaging
Using the built-in Instant Messaging client found on many devices, Mobile Gateway delivers Instant Messaging to a wide range of mobile phones, allowing subscribers to stay connected to their IM "buddies" without having to download additional software. With support for a wide range of IM communities, operators can stimulate a fast service take-up, and at the same time establish operator-branded communities that generate data traffic and combat churn.



Social Networking
Mobile Gateway provides Push Social Networking Services for a wide range of popular Social Networking Services to the built-in messaging clients of a wide range of Smartphones and feature phones. Mobile Gateway extends Social Networking even to entry-level phones by sending feeds and status updates as MMS or SMS.



Web Feeds
Mobile Gateway's built-in Web-Feeds connector provides users with live updates from any website that supports RSS-Feeds. Updates are pushed as emails into a separate mailbox, or by SMS, MMS or WAP Push. By supporting any online website that provides RSS Web-Feeds, operators can provide real-time access to literally thousands of news, sporting and entertainment services, generating recurring revenue streams and increased data traffic.


Discover the award-winning products online at **synchronica.com/products**

OUR CUSTOMERS AND PARTNERS

Argentina to Zambia

Synchronica's vision is to bring next-generation mobile messaging to any subscriber, regardless of the type of handset they own. We're executing a strategy which helps us to achieve this by implementing a unique technology and developing scalable global distribution partnerships. With a particular focus on emerging economies, Synchronica helps mobile operators to provide advanced messaging services to the widest possible range of mobile phones.


TeliaSonera
MTS
MEGAFON
TeliaSonera
life:)
avea
MTN
MTN
MTN
MTN
MTN
SMART
AXIS

OVERVIEW
BUSINESS REVIEW
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS

CHAIRMAN'S STATEMENT



David A. Mason
NON-EXECUTIVE CHAIRMAN

Synchronica continues to make great strategic and commercial progress as we focus our efforts on becoming the leading provider of push mobile email solutions for mobile operators in emerging markets. Key to this progress is the enhancement of our distribution network.

During 2009 we successfully secured global reseller agreements with Brightstar, Nokia Siemens Networks, and a large Asian-based network equipment vendor. This has resulted in us being able to substantially enlarge our customer footprint, and welcome new customers from our target markets of the Middle East and Africa, Eastern Europe, Asia and Latin America. Our distribution partnerships provide Synchronica with global reach and local presence in all the high growth markets and we remain confident that our focus on distribution will continue to bear fruit.

Financial results
We increased revenue slightly on last year at £3.83m (2008: £3.71m). The consensus broker expectation had been for higher revenues in 2009 and in the latter part of 2009 and into 2010 we believed that this had been achieved. However, we were informed in early 2010 by a customer that, as a result of that customer being involved in acquisition discussions, the relevant counter-signatures and purchase orders relating to the delivery of Mobile Gateway in 2009 would not be received in time for us to recognise the revenue in 2009. We gave the appropriate guidance to the market, and have in the meantime successfully restarted discussions with the customer aiming to conclude this contract soon after the acquisition is completed.

Our gross profits remain comfortably above 90% of revenue for our core Mobile Gateway product. Administrative costs, net of exceptional charges, have fallen from £6.6m in 2008 down to £6.0m in 2009. Excluding exceptional items we recorded a significantly reduced operating loss of £2.31m against a loss of £4.55m the previous year. The loss after tax was lower at £3.08m (2008: £6.10m) and loss per share was lower at 0.6p (2008: loss per share 2.9p).

Cash Position and Flow
The Group turned the year with £2.63m (2008: £3.49m) of cash, and added £2.8m (gross) from a placing in April 2010, with a further £2m on a twenty four month swap, as described below. We derive our revenue from a relatively small number of discrete licensing deals, the frequency and timing of which is often difficult to predict. In recent years our revenue has been heavily weighted towards the second half.

With the level of interest shown in our product being at an all time high, our sales pipeline has never been stronger. However, we are reliant upon a steady and sustained conversion of these prospects into revenue and cash. Previously when the cash flow from revenue has been insufficient to meet the Group's needs the Group has successfully sought and received the support of its shareholders. Each fundraising requires engagement with the Group's shareholders and therefore we will need to undertake this discussion if and when the need arises. In this context please also see note 2.

MessagePhone™ collaboration and placing
In June 2009, the Company announced a collaboration agreement with Brightstar, a global device distributor and KCM, a Korean device manufacturer to design, build, market and sell a family of low cost mobile devices which will be bundled with Synchronica's Mobile Gateway product. £4.7m was raised to fund MessagePhone's™ development and rollout via a placing.

We launched MessagePhone™ with our partners in February 2010 at events in London and the Mobile World Congress in Barcelona. We have since received the first purchase orders for MessagePhone™, including revenues for licences and services for the bundled Mobile Gateway.

Board changes and staff
On the 18 November 2009, we appointed Michael Jackson to the Board as a Non-executive Director. Michael is the founder and Chairman of Elderstreet Investments Limited,

best known for investing in young and ambitious technology businesses. He is also recognised for his long and successful position as chairman of Sage plc. We welcome the experience which Michael brings to Synchronica from the technology and smaller company arena.

On 31 May 2010, Robert Mahalski, a Non-executive Director since January 2008, chose to leave the Synchronica Board. We would like to thank Robert for his contribution to Synchronica during this critical phase of the Group's development.

A key asset of the Company is our team. Once again, Synchronica's progress could not have been possible without the hard work and total dedication of our management team and staff, all of whom are committed to Synchronica's success.

Post year-end events

On the 31 March 2010, Synchronica plc announced the acquisition of the IMPS instant messaging business of Colibria AS, a leading mobile instant messaging company. Synchronica has acquired Colibria's IMPS technology and 13 contracts with mobile operators. We expect that the acquisition will accelerate our entry in to the instant messaging market, and that it will also boost the demand for Synchronica Mobile Gateway among those customers which use Colibria's technology.

At the same time we announced a placing to raise £4.8m gross, £2.8m in cash and an equity swap placing providing the Company with further funding of approximately £2.0m over the next 24 months. The funds have been used in part to satisfy the cash consideration element of the acquisition and will be used to provide the enlarged Company with further working capital for further development and roll-out of Mobile Gateway 5, our award winning software.

Trading update

Thanks to the Company's reseller network and the MessagePhone™, 2010 has started positively building the sales pipeline to a higher level than ever before. However, to date the conversion of this pipeline to revenue has been slower than expected. The Directors believe that the sales pipeline is sufficient to meet market expectations for the year, provided there is an accelerated rate of conversion to revenue in the remainder of the year. In previous years, Synchronica's revenue has been heavily weighted towards the second half. The slower conversion of the sales pipeline has led to a lower than expected level of cash generation, however, the Directors believe that the Company has sufficient funds to meet its present requirements. We are encouraged that the conversion rate is accelerating by the signing of three US $1m plus deals in June 2010.

Outlook

With the launch of Mobile Gateway 4 during 2009, Synchronica was able to offer a push email and synchronisation product which can support any mobile handset, regardless of how basic it may be. In 2010, the Company launched Mobile Gateway 5, which in addition to push email and synchronisation for any mobile phone, now introduces Instant Messaging and connectivity to Social Networking communities. We believe that this, in tandem with the MessagePhone™ initiative, and our strong sales channels, will see Synchronica exceed the momentum of recent contract wins, and leverage on our technological superiority to capture a significant market share.

David A Mason
Non-executive Chairman
29 June 2010

“ ”

The Company launched Mobile Gateway 5 which, in addition to push email and synchronisation for any mobile phone, now introduces Instant Messaging and connectivity to Social Networking communities. **We believe that this, in tandem with the MessagePhone initiative and our strong sales channels, will see Synchronica exceed the momentum of recent contract wins,** and leverage on our technological superiority to capture a significant market share.

CHIEF EXECUTIVE OFFICER'S REPORT



Carsten Brinkschulte
CHIEF EXECUTIVE OFFICER

SUMMARY

- Mobile Gateway 4 launched in 2009 enables Synchronica to address the entire device landscape.
- Mobile Gateway 4 incorporates the Email-to-SMS, Email-to-SMS and transcoding technologies acquired from AxisMobile, and is compatible with 100% of mobile phones in the market.
- Mobile Gateway now represents the vast majority of the Company's revenues. Revenue from Mobile Gateway has grown from £1.157m in 2008 to £3.1m in 2009.
- Successfully expanded the global sales channel by signing reseller agreements with Nokia Siemens Networks and an unnamed top-five Asian network equipment provider, in addition to Brightstar.
- Improved competitive positioning and reseller network resulted in 13 new contracts with mobile operators being signed in 2009 for initial launch licence requirements. Substantial expansion orders expected to be received within 12-18 months.
- MessagePhone™ launched in 2010 is a turnkey, integrated solution which includes an optimised handset and messaging services delivered via Synchronica's Mobile Gateway.
- Acquisition of the Colibria IMPS business (post-period end) brings 13 additional operator contracts to Synchronica and the ownership of Colibria's proven, carrier-grade IM technology.

In spite of the global economic crisis experienced in 2009, Synchronica has shown the greatest progress yet by signing 13 new contracts with mobile operators. Our investments in refining our product strategy are now beginning to bear fruit as we increased the revenues generated from our award-winning Mobile Gateway product by 175% from 2007 to 2008 and by a further 175% from 2008 to 2009. We have gained significant market traction and Mobile Gateway is now positioned as a serious mobile messaging platform especially for operators in emerging economies.

We have seen an increased awareness in the industry for Synchronica as we continue to improve our competitive positioning from a technical and commercial perspective. This was validated with our biggest contract to date for Mobile Gateway, a USD 1.05m order from an Indonesian distributor in March 2010, and the presentation of Mobile Gateway to more than 40 prospective mobile operator customers during Mobile World Congress 2010, the mobile industry's most important event.

Throughout 2009, we have established a new route to market and diversified our product and revenue streams in the form of the MessagePhone™, the expansion of our product functionality to instant messaging and social networking and our new hosting services for cost-conscious customers. We are now starting to see these efforts paying off with greatly enhanced customer base and a strong pipeline.

Market overview

Synchronica believes that the mobile phone is becoming the preferred device for consumers in emerging markets to access Internet content and services. It is widely documented that in many developing countries, the mobile phone is starting to provide an accessible, cost-effective alternative to Internet cafes. Operators in these markets continue to experience massive subscriber growth and are seeing a rapid increase of mobile data usage as mobile phones are contributing to the economic growth in these regions.

According to the Program for Developmental Entrepreneurship, an initiative sponsored by the Massachusetts Institute of Technology, a developing country's GDP increases 0.6% whenever ten mobile phones per 100 people are added. Similarly, Blycroft Publishing, a UK-based telecommunications publisher, reported that Africa's mobile phone market grew by 25% in 2008, attracting 74 million new subscribers and taking the total number of subscribers to 370 million. Some of the factors that contributed to this growth, the study found, included the launch of eleven new networks in Ghana, Benin, Botswana, Congo-Brazzaville, Guinea-Conakry, Kenya, Niger, Nigeria, Senegal, Sudan and Uganda. A further study from Ernst & Young (Africa Connected: A telecommunications growth story), indicates this trend shows no sign of waning, with expectations of the mobile phone penetration in Africa to rise from 37% today to more than 60% in 2012.

>> CASE STUDY

NEXT-GENERATION MOBILE MESSAGING FOR NEXT GENERATION CONSUMERS



Using her mobile phone to reply to an email in the Afghan city of Herat, you would be forgiven for thinking that Saaman Hakim is a high-powered businesswoman with a BlackBerry device. In fact, Saaman works as a cashier at the Baharistan Hery Hotel, and she relies on her Nokia 3110 to access her MTN Mail account.

MTN Mail is MTN Afghanistan's branded push email service. It is one of a number of initiatives taken by the country's mobile operator to boost data usage and supplement voice revenues in an increasingly competitive market. Importantly, MTN Afghanistan targets the service to the enterprise as well as the consumer segments, and has kept it accessible by ensuring compatibility with any handset connected onto their network. MTN Mail represents an emerging trend that is being taken by a number of mobile operators around the globe – putting a BlackBerry-type service into the hands of their greater subscriber base.

Mobile operators are discovering that mobile messaging, which had previously only been targeted towards hard-nosed business executives, can also be easily positioned as a lucrative consumer product.

And so we return to MTN Mail. In a country notorious for low broadband penetration, does Saaman rely on her mobile phone to send and receive email because it's the only way she can? Or have the powers that be at MTN cleverly identified a massive gap in their market waiting to be exploited? Perhaps. With 90 trillion emails sent in 2009 to 1.4 billion email users worldwide, it is easy to see mobile messaging as an enriching, convenience-bringing resource. More and more people worldwide are buying themselves mobile phones – and with mobile phones, comes messaging too.

This is the gap that Synchronica aspires to fill with Mobile Gateway. This award-winning mobile messaging middleware powers MTN Mail, in addition to similar offerings from 20 other mobile operators worldwide.



Discover the award-winning products online at **synchronica.com/products**

In today's climate, being able to offer subscribers a low-cost mobile email service that works on existing handsets makes commercial sense. **Synchronica Mobile Gateway fits our business model perfectly** and is already proving that it can help to reduce churn rates and raise average revenue per user. Rodrigo Baudrand, Business Solutions Manager, Entel PCS Chile

CHIEF EXECUTIVE OFFICER'S REPORT CONTINUED

Market overview (continued)
Contrary to the common belief that subscribers in emerging markets lack sophistication and would not embrace services beyond simple voice and SMS, Juniper Research expects mobile revenues in the Middle East and Africa to hit $107bn by 2013, with data services expected to make up 24% of the total billed service revenue. The developing world is hungry for access to the online applications we take for granted – email, instant messaging and social networking. Due to the low PC penetration in emerging markets, the mobile device has the opportunity to become the primary device for accessing these next-generation messaging applications.

Reporting on the Mobile IM market in Africa and Latin America, Frost & Sullivan suggest that the total market for Mobile Instant Messaging solutions is estimated to grow to almost 500 million users by 2015 from almost zero in 2008. This represents a CAGR of 54% over the next five to six years in these regions. Similarly, Informa estimates the mobile social networking market will undergo substantial growth over the next three years. At the end of 2008, there were approximately 92.5 million mobile social networking users globally, with conservative estimates putting this number at 641.6 million by 2013.

Taking these observations into account, Synchronica has made significant investments in its product and organisational structure to support our strategic objective of providing advanced mobile messaging services specifically geared to operators in the high-growth emerging markets. We believe that with our flagship product, Mobile Gateway 5, we now enable our customers to access the largest market potential. Mobile Gateway 5 fully addresses the needs of operators in emerging markets delivering messaging services to the entire device landscape – from high-end Smartphones to the most basic mobile phone. We further believe that the technical limitation of competing products are exposed when compared to Mobile Gateway, as they tend to address only high-end devices which are generally unsuitable to the demographic realities of operators in emerging markets. As a result, we are experiencing a high win-rate in competitive situations and we expect to continue expanding our customer base and market share.

Operational performance
During 2009, Synchronica launched Mobile Gateway 4, which incorporated the email-to-SMS, email-to-MMS and document transcoding technologies which we acquired with AxisMobile in 2008. Consequently our flagship messaging product, Mobile Gateway, which in 2008 could only support 1,380 mobile phones, can now support virtually any device – as of May 2010, we list 6,272 different models from hundreds of device manufacturers, representing more than 4 billion devices currently in use today. Following the reporting period, we launched Mobile Gateway 5 which in addition to mobile email and synchronisation, now also provides instant messaging and connectivity to social networking communities.

As a result of the improved competitive position provided by Mobile Gateway 4, Synchronica signed a record 13 new contracts with mobile operators throughout 2009 – predominantly in the emerging markets of Africa, Asia and Latin America.

While in 2009 Synchronica received revenue from these customers for initial license requirements, we expect to receive further revenue as their user base grows and they place expansion orders. For example, five contracts have been signed with subsidiaries of a large Pan African and Middle Eastern mobile group. Synchronica's relationship with these subsidiaries presents us with significant expansion potential. Combined, the five subsidiaries have placed initial orders which total 360,000 licenses for Mobile Gateway, yet they have over 75 million subscribers. Assuming a successful launch and reasonable takeup-rates, we have every reason to believe that we will see substantial expansion orders from these operators within the next 12-18 months.

The impact expansion orders have on revenue contribution has already been demonstrated. In April 2009, we announced two significant expansion orders with a combined value of US$645,000, from one of the largest mobile operators in Russia and the CIS. It is reasonable to expect subsequent expansion orders from our customers as they commercialise their service and the user base exceeds the initial license orders. Synchronica will also receive recurring revenues from customers in the form of hosting fees (where hosting is provided), annual support and maintenance subscriptions, and annual licensing from those customers who chose this arrangement.

>> TECHNOLOGY IN AN INSTANT



Enabling mobile phone or computer users to send real-time messages to each other, Instant Messaging (IM) continues to grow as a fast and interactive method of online communication. Already highly popular amongst 16 to 30 year olds, industry analysts believe that within two years, 1.6 billion people worldwide will rely on their mobile phones to access an IM service.

Until now, handset compatibility has been the single greatest barrier to doing so. Capgemini revealed in an early study that 19% of the mobile subscribers who said they would be interested in subscribing to mobile IM owned a handset which could not support the service.

Thanks to recent handset standardisation and Mobile Gateway 5 support for the OMA IMPS and XMPP standards, a greater amount of people are now able to access their IM accounts from their current mobile phones.

Mobile Gateway 5 allows operators and device manufacturers to aggregate multiple IM communities – from Google Talk to Facebook Chat. But more importantly, operators can use Mobile Gateway's built in XMPP server to create their own IM community, regain control of their subscriber's identities, increase data revenues and combat churn.

Mobile Gateway 5 supports all of the features associated with conventional IM. 'Emoticons' or 'Smileys' visually express emotions, while 'Buzzes' and 'Nudges' alert those who have stopped chatting to you. Finally, IM has developed its own lingo and, while the world nudges and buzzes from their phones, phrases like BRB (be right back) will @TEOTD (at the end of the day) become accessible to all.



Discover the award-winning products online at **synchronica.com/products**

> **The real genius of Synchronica** is how well it makes more advanced mobile comms channels work smoothly on low tech devices and low tech networks. These services are desired, just not available. Synchronica could make an absolute killing by creating "chat" services in markets where most people don't have access to computers or an Internet connection. Cian O'Sullivan, GoMo News

CHIEF EXECUTIVE OFFICER'S REPORT CONTINUED

Operational performance (continued)
We also made great progress in expanding our global sales channel during the reporting period by signing reseller agreements with Nokia Siemens Networks and an unnamed top-5 Asian network equipment provider. Both of these reseller partners, in tandem with our existing partner Brightstar, provide Synchronica with global access to mobile operators and provide the local presence required to win and support mobile operators around the world.

Contract wins
2009 saw Synchronica win the most contracts signed by the Company in a single year. During the period, Synchronica announced 13 new orders for operators in various fast growing emerging markets to deploy our messaging product Mobile Gateway, in addition to an expansion order from one of the largest mobile operators in Russia and the CIS.

Mobile Gateway now represents the vast majority of the Company's revenues. Revenue from Mobile Gateway has grown from £1.157m in 2008 to £3.1m in 2009.

Collaboration agreement, fund raising and launch of MessagePhone™
In June 2009, we announced a collaboration agreement with Brightstar, a leading device distributor, and KCM, a Korean device manufacturer, to build, market and sell a family of low cost mobile devices to be bundled with Mobile Gateway. To fund its development and rollout, we completed a placing which raised £4.7m, and in November 2009, we announced that our partners had received the first order for MessagePhone™.

The MessagePhone™ was launched in February 2010 at events in London and during Mobile World Congress in Barcelona. MessagePhone™ is a turnkey, integrated solution which includes an optimised handset and hosted push email, synchronisation (calendar, contacts and tasks), social networking feeds and instant messaging services delivered via Synchronica's Mobile Gateway.

The first purchase orders have been received from subsidiaries of large mobile operator groups in Africa and Latin America. In March 2010, we announced that Synchronica had received a purchase order for Mobile Gateway – which is to be bundled with the initial 20,000 MessagePhone's that will be shipped to the Latin American customer. The MessagePhone™ is distributed by Brightstar, a multi-billion Dollar distributor with global reach and local presence in our target markets. We expect sales of the MessagePhone™ to accelerate in the second half of 2010 as the first two operators introduce the product to the market and further operators are signed up to introduce the MessagePhone™.

Reseller network
During the period we made good progress in establishing further channel partnerships with two telecommunications equipment vendors. This supplements our existing reseller partnership with Brightstar, which has successfully produced a number of contract wins in the Latin American region for us.

In February 2009, we announced the signing of a global reseller agreement with Nokia Siemens Networks, the world's second largest network equipment provider. While the agreement provides us with a valuable global sales channel, it also reiterates the strong competitive position that Mobile Gateway occupies in the market. We also signed our third distribution agreement with a large Asian telecommunications equipment vendor that wishes to remain unnamed. The vendor currently provides services to 31 of the 50 largest worldwide telecoms operators, and has invested a great deal of effort in building relationships with operators in particular in emerging markets.

We believe that our enlarged reseller network – Brightstar, Nokia Siemens Networks, and the Asian-based telecommunications vendor – delivers a global reach to our products. With five contract wins from our reseller network in 2009, it is obvious that the strategy is yielding results. We are confident of increased success via these channels for 2010 and beyond.

>> TREND
SOCIAL UPRISING

"What are you doing?" asks Twitter, which receives 40 million answers each day from a legion of 75 million tweeters which include celebrity names such as Britney Spears, Yoko Ono, and Barack Obama.

The unprecedented global success of social networking is well documented. Facebook has a staggering 400 million users from every continent. Almost half of its users access the service daily in 35 different languages.

Courtesy of social networking, 'Tweeting', 'Poking' and 'Connecting' are fast becoming mainstream terms in everyday conversation.

Social networking is by no means a phenomenon limited to the West. The use of social networking within emerging markets is exploding. In a recent study, comScore reported that the [illegible] year-on-year growth of registrations came from the Middle East and Africa (66%) and Latin American (33%) regions.

On the evening of 26 November 2008, a Mumbai-based [illegible] used Twitter to announce "4 policemen killed in attack [illegible]". What followed was an estimated 16 tweets each second, as hundreds of eyewitnesses in the city provided live commentary of the drama that was unfolding around them. News agencies such as the BBC, syndicated these tweets via live updates pages, enabling millions to [illegible] updates pushed directly to their RSS [illegible].

Mobile Gateway 5 uses the built-in messaging clients found on a wide range of feature phones or MMS and SMS for entry-level phones, to provide [illegible] Social Networking to a wide range of popular services including Facebook, Twitter and LinkedIn.

With Mobile Gateway [illegible] their contacts, upload [illegible] and receive wall posts using their [illegible] and chat online with other Facebook users.


Discover the award-winning products online at **synchronica.com/products**

Revenue from Mobile Gateway (£m)



2009
3.1
2008
1.2
2007
0.4

Revenue from Emerging Markets (£m)



2009
2.8
2008
0.9
2007
0.3

OVERVIEW
BUSINESS REVIEW
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS

Enhancements to Synchronica Mobile Gateway

In order to improve the market reach and feature set of Synchronica's flagship messaging product, Mobile Gateway, we have made significant investments in research and development. In February 2009, we announced Mobile Gateway 4 which extends mobile email and synchronisation to virtually any mobile phone in use today. This is achieved by combining Email-to-SMS and Email-to-MMS, in addition to attachment transcoding technology, with the existing industry standards used by Mobile Gateway. Thanks to these innovations, we are now able to address the entire device landscape from high-end Smartphones to the lowest common denominator, which is essential in our target market of emerging economies.

Continuing to improve the competitive positioning of our product, we announced post the period end the launch of our latest version of Mobile Gateway. In addition to push email and synchronisation for virtually any mobile phone in use, Mobile Gateway 5's functionality is significantly expanded with the introduction of instant messaging and connectivity to social networking and newsfeeds. Initial feedback from existing and prospective customers has been very positive.

Acquisition of the IM business of Colibria AS (post-period end)

In April 2010, we completed the acquisition of the IMPS instant messaging business of Colibria AS, a leading developer of mobile instant messaging technologies. In addition to Colibria's IMPS technology, Synchronica also acquired as part of the transaction 13 contracts with mobile operators. Colibria's proven, carrier-grade mobile IM technology and emerging markets-oriented customer base complement our focus on open standards-based messaging solutions, and we believe that the transaction will accelerate our entry into the mobile instant messaging market. In addition to bolstering sales of the MessagePhone™, which will be shipped with the technology ready-installed, we also intend to use the acquisition as a springboard for cross-selling and up-selling opportunities to further expand our market share in emerging markets.

Group strategy

Synchronica's strategy remains largely unchanged in that we continue to focus our efforts on mobile operators in emerging markets, service providers and handset manufacturers. The new features provided by Mobile Gateway 5 mean that Synchronica can now provide a 'one-stop' solution for next-generation mobile messaging. Our industry standards based approach to connect users to email, Instant Messaging, Social Networks and Web-Feeds – offering a true, mass-market solution with the largest possible addressable market and service uptake, provides operators with a solution that can significantly increase revenues from data traffic and can help to combat subscriber churn. We will also continue to expand the MessagePhone™ initiative, in which we remain confident that with a significant addressable market in emerging economies, it will prove successful having already received two orders.

Outlook

Thanks to our reseller network, and the MessagePhone™, 2010 has started strongly. In addition to mobile operators, we are now starting to see significant interest from device manufacturers and distributors who wish to bundle Mobile Gateway with their products, allowing them to offer advanced mobile messaging to their users. This presents Synchronica with significant opportunities and adds substantially to our sales prospects.

As subscribers in emerging markets continue to sign on to mobile services in droves, we remain steadfast in focusing our efforts on being part of this massive opportunity. We continue to value and appreciate the support of our shareholders, in addition to our dedicated team which is focused on building Synchronica to become the preferred developer of next generation mobile messaging.

Carsten Brinkschulte
Chief Executive
29 June 2010

>> PRODUCT

THE LOW-COST, MESSAGING-ORIENTATED HANDSET

Most mobile users agree that mobile telephony has positively influenced all aspects of life. Mobile phones connect people to customers, relatives and friends. They help with access to information and create business opportunities. Mobile phones lower transaction costs and enhance social interaction.

But as subscribers around the world become more sophisticated in their needs, mobile telephony transcends simple voice and SMS. The mobile phone is evolving into a truly ubiquitous social tool.

MessagePhone delivers Smartphone-like functionality and messaging services at a fraction of the cost of competing solutions. It is an integrated device and service solution, powered by Synchronica's Mobile Gateway.

Designed from the ground up to provide operators in emerging markets with a low-cost, yet high-quality, full-featured messaging device, MessagePhone allows operators to regain control of their subscriber base by branding and owning their services as they wish.

In addition to fully supporting Mobile Gateway, MessagePhone also provides additional features to enhance the user's experience and conserve costly network bandwidth. A built-in ebook reader allows users to download and read more than 30,000 plain text royalty-free ebooks. An FM radio, also included with MessagePhone, provides free high-quality broadcast entertainment as a substitute to bandwidth-hungry online streaming services. Finally, MessagePhone's built-in BOLT web browser quickly and accurately displays web pages just as they would appear on desktop computers, with faster load times and bandwidth consumption at a fraction used by traditional mobile browsers, courtesy of over-the-air data compression.

For many subscribers, MessagePhone could become the user's first and primary Internet device, potentially replacing the traditional Internet cafe. MessagePhone is a great phone with a large screen and QWERTY keyboard, and has full Internet access, push email, synchronisation, Instant Messaging, connectivity to social networks. And it can retail for less than $100!



Discover the award-winning products online at **synchronica.com/products**

The MessagePhone device-centric solution provides benefits to operators desperate to offset falling voice revenues by **increasing the size of revenues** generated from data services **and to retain existing customers** at a time when users are becoming more fickle.

Nick Jotischky, Principal Analyst, Informa

BOARD OF DIRECTORS AND MANAGEMENT TEAM










1. David A. Mason
Non-executive Chairman
David is an entrepreneur, chartered electronics engineer, and company director with extensive experience of both private and publicly listed companies. David has a proven track record of business expertise, in-depth experience within a wide range of industries, and expertise in strategic planning, business planning, team building, outsourcing, raising finance, acquisitions, disposals, and flotations. Amongst his many achievements, he founded the Mason Group in 1993 and built it into the UK's leading independent telecoms/IT consultancy. David is an Approved Corporate Finance Advisor under the FSA regulations.

2. Michael Jackson
Non-executive Director
Michael is the founder and chairman of Elderstreet Investments Limited and is renowned for supporting young, ambitious businesses operating in the technology sector. A chartered accountant, Michael was previously the chairman of Sage plc, the FTSE 100 group that develops and markets global accounting software.

3. Carsten Brinkschulte
Chief Executive Officer
Carsten was a co-founder of Synchronica Software GmbH and has spent his entire career developing and bringing to market innovative software solutions for telecommunications and web applications. His experience includes time spent with very large companies, such as SAP and Apple, in addition to spells with technology-based startups. Carsten is responsible for defining Synchronica's overall corporate and product strategy. In addition to this, he oversees global sales and business development strategy, playing a hands-on role guiding the efforts of Synchronica's experienced sales and pre-sales teams.

4. Angus Dent
Chief Financial Officer
Angus qualified as a chartered accountant with Price Waterhouse and then moved to the Kiril Mischeff (KM) Group Limited, a group of food trading and manufacturing companies where he rose from group accountant to finance director. Angus joined from OneClickHR plc, a leading UK developer and supplier of human resources software where he was finance director. Angus controls Synchronica's strategic financial planning, accounts, and contract management. He is also responsible for human resources management within Synchronica. Angus has joint responsibility for investor relations, ensuring stakeholders are kept regularly informed.

5. Nicole Meissner
Chief Operating Officer
Nicole co-founded Synchronica Software GmbH, now Synchronica plc. Prior to that she served as vice president, marketing and product management, at several IT companies and developed startups for venture capital and turnaround firms. She formerly worked as manager, international press and investor relations, at Siemens AG. As Chief Operating Officer, Nicole combines innate commercial acumen and pragmatic management style with deep expertise in designing and delivering corporate strategies by driving marketing and operational excellence initiatives and managing the product life cycle. Nicole is responsible for customer relations, project deliveries, product management, marketing, and public relations. Along with Angus Dent, Nicole directs Synchronica's investor relations activities.

6. Kim Hartlev
Chief Technical Officer
Kim holds a BSc in Engineering from the Aarhus Engineering College, Denmark. He has a strong track record in the mobile device management industry, following six years' experience at Mobilethink in Denmark, a specialist in over-the-air (OTA) mobile device configuration solutions. He is active in the Open Mobile Alliance (OMA), GSMA, and OTAFF industry. Kim provides the technical vision for the organisation, ensuring Synchronica's products remain competitive and innovative. He is responsible for leading the development and support teams and managing all quality assurance and testing of Synchronica's award-winning products. He is also responsible for overseeing customisation work undertaken for key customers, as well as internal IT.

7. John Turtle
Chief Sales Officer – Software
John joined Synchronica in 2009 from the infrastructure and services vendor Telsis. With a sales focus on Synchronica's software and professional services, John has vast experience in selling complex software solutions to large network operators. He has previously worked at senior sales level for a number of renowned software vendors including Nortel Networks and Qualcomm. At Synchronica, John is responsible for driving global infrastructure software sales, overseeing the partnership and reseller networks, and leading Synchronica's experienced sales and pre-sales teams.

8. Patric Olenczak
Chief Sales Officer – Devices
Patric joined Synchronica in May 2008 from a mobile instant messaging specialist. He brings with him considerable wireless and technology sales expertise and a track record of success with a strong background in international sales and sales management. He has worked at VP level at a number of market-leading telecommunications technology organisations including Glenayre, OSI, Bull Integris Telecommunications. Patric is responsible for driving forward Synchronica's device-related sales.

REPORT OF THE DIRECTORS
FOR THE YEAR ENDED 31 DECEMBER 2009

The Directors present their report and accounts for the year ended 31 December 2009.

Principal activities
During the course of the year the principal activity of the Group remained the development and provision of mobile device management and synchronisation solutions.

Review of the business
We continued to focus the business on two software products, Synchronica Mobile Gateway and Synchronica Mobile Backup; both targeted on the mass market particularly in developing countries. We further developed our direct sales and our sales channels; please see the Chairman's and Chief Executive's Statements.

Results and dividends
The loss on ordinary activities after taxation for the year was £3.077m (2008: £6.100m).

No dividend is proposed for the year ended 31 December 2009 (2008: £nil).

Research and development
The Group has a continuing commitment to a high level of research and development spending (2009: £1.500m, 2008: £1.421m). The Group's accounting policy on research and development is detailed in the notes to the accounts, during 2008, all costs incurred on research and development were charged to the income statement. Close to the end of 2008, the Group reached a position where the conditions, as set out in the Group's accounting policies, had been met which compelled the Group to capitalise development expenditure as required by international financial reporting standards in relation to its two products Synchronica Mobile Gateway and Synchronica Mobile Backup. With effect from 1 January 2009 the Group began capitalising development expenditure related directly to these two products. The assets created are amortised over a period of four years from the time the features of the software comes into use by customers. Development costs are ongoing and reflect the Group's commitment to being at the forefront of technological advances necessary to ensure future growth. Research and development in the year concentrated on further improvements in the technical features and capabilities of the key products in the business.

Subsequent events
On 7 April 2010, the Company issued 8,510,204 ordinary shares to settle the deferred consideration outstanding as a result of the acquisition of concluded in September 2008.

On 7 April 2010, the Company issued 88,000,000 ordinary shares in connection with an equity swap placing to provide working capital over a two year period.

On 21 April 2010, the Company issued 54,054,054 ordinary shares and €700,000 in cash for the initial consideration for the acquisition of assets and the instant messaging and presence service (IMPS) business of Colibria AS of Norway. In addition the Company issued 111,600,000 new ordinary shares with institutional and private investors at 2.5p. The funds were raised to fund the acquisition and to develop, market and support the IMPS business.

Directors and Directors' interests
The Directors that served during the year were as follows:

C Brinkschulte
A Dent
D Mason
R Mahalski (Resigned 31 May 2010)
M Jackson (Appointed 18 November 2009)

The Directors' interests in the share capital of the Company are set out in the Remuneration Report.


Download this report online at
synchronica.com/documents

Substantial shareholdings

At the close of business on 28 May 2010 the Company had been notified of the following material interests (excluding Directors' interests which are shown in the Remuneration Report) of 3% or more of its ordinary share capital:

Shareholder	Ordinary shares	Percentage
Lanstead Capital L.P.	110,082,062	13.11
Fidelity International	78,985,000	9.41
Colibria AS	54,054,054	6.44
HRH Prince Hussam Bin Saud Bin Abdulaziz Alsaud	53,066,666	6.32
EDISTEL	49,428,480	5.89
Williams de Broe	31,549,354	3.76

Group policy to the payment of creditors

It is the policy of the Group that, where possible, payments are made within the terms established with suppliers, provided that the supplier is also complying with all relevant terms and conditions. The weighted average number of days' purchases outstanding during 2009 was 98 days (2008: 50 days).

Key Performance Indicators ("KPI's")

The Board uses the following KPI's to monitor the performance of the business:

	2009 £'000	2008 £'000
Revenue	**3,827**	3,708
Loss for the year after tax	**3,077**	6,100
Cash	**2,633**	3,494

The Board sets a budget each year and monitors KPI's against this.

Principal risks and uncertainty

Competition

There is a competitive market for the Group's products; on occasion this places pressure on sales price and sales margin. The Group monitors the products offered by competitors, functionality and price and if necessary adjusts price accordingly.

Employees

The Group's performance depends largely on key staff. The resignation of key individuals and the inability to recruit people with the right skills could adversely impact the Group's results. To mitigate these issues the Group provides a share option scheme and remuneration packages designed to retain key individuals.

Technological change

The pace of technological change is rapid and the Group seeks to be part of this. The Group is a member of key industry standard setting bodies, is seen as a thought leader, regularly monitors the activities of its competitors and continuously invests in product development. It is therefore considered unlikely that markets will develop without the Group responding in such a way as to make the Group's products less attractive than those of its competitors.

Financial risk management

Price and credit control risk

The Group has set prices for its products, which only senior management can adjust. The majority of the Group's customers are national mobile phone operators and offer it low credit risk. There is also a risk that governments impose exchange restrictions.

Liquidity and cash flow risk

The Group monitors its cash position on a daily basis and maintains a detailed rolling weekly cash flow forecast for three months ahead. The Group's annual budgets include a cash flow forecast. All of these documents are regularly reviewed by the Directors. The Group does not have any borrowings and the Group's assets are principally funded by equity and cash in bank.

Foreign currency risk

The main financial risk arising from the Group's operations is foreign currency risk as the Group receives a significant proportion of its revenues in US Dollars and Euros. There were no forward contracts outstanding at year end.

Treasury management

The Group invests its cash balances, which are mainly held in Sterling (see note 25) for appropriate periods with institutions with high credit ratings. The release of funds from deposit has been timed to reflect the Group's ongoing cash needs. The Group monitors interest rates, switching cash balances to bank accounts that provide competitive rates of return.

REPORT OF THE DIRECTORS CONTINUED
FOR THE YEAR ENDED 31 DECEMBER 2009

Financial risk management (continued)
Environmental risk
The Group's policy is to ensure that it fully understands and manages the actual and potential environmental impact of its activities. Our operations are conducted in such a way that we comply with the legal requirements relating to the environment in all areas of our business.

Disclosure of information to auditors
At the date of making this report each of the Group's Directors, as set out on page 14, confirm the following:

- so far as each Director is aware, there is no relevant information needed by the Group's auditors in connection with preparing their report of which the Group's auditors are unaware; and
- each Director has taken all the steps that he ought to have taken as a Director in order to make himself aware of any relevant information needed by the Group's auditors in connection with preparing their report and to establish that the Group's auditors are aware of that information.

Auditors
A resolution to re-appoint BDO LLP as the Company's auditors will be proposed at the forthcoming General Meeting.

Annual General Meeting
Notice of a General Meeting to be held on 28 July 2010 is set out on page 59 of the Annual Report.

Resolutions 1 and 2 are ordinary resolutions dealing with the adoption of the financial statements and the Directors' Remuneration Report for the year ended 31 December 2009.

Resolutions 3 and 4 are ordinary resolutions dealing with the re-election of Directors. Directors appointed to the Board since the date of the last Annual General Meeting are required to be re-elected at the following Annual General Meeting. Thereafter Directors are required to be re-elected by rotation at lease once every three years.

Resolution 5 is an ordinary resolution and deals with the appointment of the auditors of the Company.

Resolution 6 is an ordinary resolution dealing with the Directors' authority to issue shares.

Resolutions 7 is a special resolution.

This special business proposed for consideration at the Annual General Meeting relates to the ability of the Directors to issue new shares. Under the Companies Act 2006, the Directors of a Company may only allot unissued shares if authorised to do so. The Act also prevents allotments for cash, other than to existing shareholders unless the Directors are specifically authorised. This gives the shareholders what are known as "pre-emption rights". The Articles of Association envisage the Directors having general authority to allot unissued shares and disapply the pre-emption rights in respect of amounts to be fixed by shareholder resolutions. Passing these resolutions will extend the Directors' flexibility to act in the best interests of the shareholders, when opportunities arise to issue new shares.

The Directors will be able to allot new shares up to an aggregate nominal value of £1,679,238.

The arrangements are intended to give the Directors a measure of operational flexibility, while at the same time ensuring that the interests of the existing shareholders are protected. For example, in the event of a share issue, the proportionate interests of existing shareholders could not, without their agreement, be reduced by more than 17% by the new issue of shares for cash to new shareholders. The Board has no current plans to allot shares except in connection with the Management Incentive Plan and the outstanding warrants.

The authority sought by resolutions 6 and 7 will expire on 28 July 2015, but could be varied or withdrawn by agreement of shareholders at an intervening general meeting.

Approval
The Directors' Report was approved by the Board and signed on its behalf by:

Angus Dent
Chief Financial Officer
29 April 2010

REMUNERATION REPORT
FOR THE YEAR ENDED 31 DECEMBER 2009

The parent company is listed on AIM and is therefore not required to prepare a report on Directors' remuneration. The following information is voluntary and is unaudited.

The Remuneration Committee
The Remuneration Committee comprises the Non-executive Directors of the Company who have no personal financial interest in the matters addressed by the Committee.

The Remuneration Committee determines, inter alia, the policy on the remuneration of Executive Directors and senior management. The objectives of the policy include ensuring that senior executive rewards and incentives are aligned with the performance of the Group and the interests of shareholders. Salary and benefits of Directors are reviewed annually, taking into account Group and individual performance.

Service agreements
Each of the Directors has a letter of appointment or a service agreement with the parent company which sets out the basic terms and conditions of employment. The Company may at its discretion, pay salary in lieu of notice in any case where it might otherwise serve notice to terminate. Under the service agreements the notice period for Executive Directors is six months and the notice period for Non-executive Directors is one month.

Directors' interests
The Directors of the Group and parent company as at 31 December 2009 and their respective interests in the share capital of the Company were as follows:

Ordinary shares of 1p each	**2009**	2008
Executive Directors		
C Brinkschulte	**2,762,136**	762,136
A Dent	**1,000,000**	1,000,000
Non-executive Directors		
R Mahalski	**600,000**	600,000
D Mason	**284,008**	284,008
M Jackson	**—**	—

OVERVIEW
BUSINESS REVIEW
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS

REMUNERATION REPORT CONTINUED
FOR THE YEAR ENDED 31 DECEMBER 2009

In addition to these holdings, the Directors were interested in share options and warrants in respect of the ordinary shares of the Company as follows:

Share options	Note	At 1 January 2009	Granted in year	Surrendered in period	**At 31 December 2009**	Exercise price £	From	To
C Brinkschulte	1	200,000	—	66,667	**133,333**	0.27	December 2005	December 2015
C Brinkschulte	1	200,000	—	66,667	**133,333**	0.27	December 2006	December 2015
C Brinkschulte	1	200,000	—	66,666	**133,334**	0.27	December 2007	December 2015
C Brinkschulte	2	359,000	—	—	**359,000**	0.12	May 2007	May 2017
C Brinkschulte	2	359,000	—	—	**359,000**	0.12	May 2008	May 2017
C Brinkschulte	2	359,000	—	—	**359,000**	0.12	May 2009	May 2017
C Brinkschulte		343,959	—	—	**343,959**	0.08	February 2007	February 2017
C Brinkschulte		343,959	—	—	**343,959**	0.08	February 2008	February 2017
C Brinkschulte		343,959	—	—	**343,959**	0.08	February 2009	February 2017
A Dent	3	100,000	—	—	**100,000**	0.15	August 2007	August 2017
A Dent	3	100,000	—	—	**100,000**	0.15	August 2008	August 2017
A Dent	3	100,000	—	—	**100,000**	0.15	August 2009	August 2017
A Dent	2	150,000	—	—	**150,000**	0.12	May 2007	May 2017
A Dent	2	150,000	—	—	**150,000**	0.12	May 2008	May 2017
A Dent	2	150,000	—	—	**150,000**	0.12	May 2009	May 2017
A Dent		235,308	—	—	**235,308**	0.08	February 2007	February 2017
A Dent		235,308	—	—	**235,308**	0.08	February 2008	February 2017
A Dent		235,308	—	—	**235,308**	0.08	February 2009	February 2017
D Mason		116,667	—	116,667	**—**	0.08	February 2007	February 2017
D Mason		116,667	—	116,667	**—**	0.08	February 2008	February 2017
D Mason		116,667	—	116,667	**—**	0.08	February 2009	February 2017
R Mahalski		116,667	—	116,667	**—**	0.08	February 2007	February 2017
R Mahalski		116,667	—	116,667	**—**	0.08	February 2008	February 2017
R Mahalski		116,667	—	116,667	**—**	0.08	February 2009	February 2017

No options were exercised during the year.

Share option notes

1. Options granted on 21 December 2005 can be exercised at a price of 27p provided that the prevailing market price of a share exceeds 60p.
2. Options granted on 4 May 2007 can be exercised at a price of 11.75p provided that the prevai ing market price of a share exceeds 18p.
3. On 7 August 2006 A Dent was issued options at a price of 15p provided that the prevailing market price of a share exceeds 60p.

The market price of a share of the Company at 31 December 2009 was 3.25p and the lowest and highest market prices during the year of such shares were 2.25p and 4.75p respectively.

Directors' emoluments

	Note	Salary £'000	Fees £'000	Bonus £'000	Benefits In kind £'000	**Total 2009 £'000**	Total 2008 £'000
Executives							
C Brinkschulte		179	—	109	8	**296**	290
A Dent		134	—	40	2	**176**	233
Non-executive							
D Mason	1	—	30	—	—	**30**	24
R Mahalski	2	—	20	—	—	**20**	20
M Jackson	3	—	3	—	—	**3**	—
S Sadler	4	—	—	—	—	**—**	2
		313	53	149	10	**525**	569

Notes

1. D Mason was appointed as a Director on 26 April 2007.
2. R Mahalski was appointed as a Director on 14 January 2008 and resigned on 31 May 2010.
3. M Jackson was appointed as a Director on 18 November 2009.
4. S Sadler resigned as a Director on 14 January 2008.

On behalf of the Remuneration Committee:

Michael Jackson
Chairman of the Remuneration Committee
29 June 2010

REPORT ON CORPORATE GOVERNANCE

FOR THE YEAR ENDED 31 DECEMBER 2009

Policy statement

The Board's aim is to achieve a high standard of Corporate Governance. As an AIM traded group, full compliance with the Combined Code is not a formal obligation. Notwithstanding this exemption, the Group has sought to adopt the provisions of the Combined Code that are appropriate to its size and organisation and establish frameworks for the achievement of this objective.

The Board of Directors

The Board comprises two Executive and two Non-executive Directors. The Board meets, at least monthly, to consider the current state of the business and the strategic issues. Board papers including detailed management accounts are circulated in advance of meetings and all Board and Committee meetings, and their attendees, are recorded. The Board considers strategic matters, business development policy, expenditure on major capital items, annual operating budgets, management structure and internal control procedures.

The roles of the (Non-executive) Chairman and Chief Executive Officer are separated. David Mason and Michael Jackson are considered by the Board to be independent Non-executive Directors. Neither take part in the executive management of the Group and their holdings of the parent company's shares are insufficient, in the opinion of the Board, to influence the exercise of their independent judgement. Non-executive Directors have access to all information and, if required, external advice at the expense of the Group.

Appointments to the Board

The Board has the responsibility of selecting suitable candidates to hold office as Director. Both Executive and Non-executive Directors are required to retire by rotation in accordance with the Articles of Association of the Company and re-appointment is subject to confirmation by shareholders at the Annual General Meeting. Given its size, the Board does not consider it necessary to establish a Nominations Committee.

Remuneration Committee

All of the Non-executive Directors serve on the Remuneration Committee, which is chaired by Michael Jackson. The Remuneration Committee is responsible for determining the remuneration, contract terms and other benefits of the Executive Directors and all other employees where the proposed annual salary is in excess of £50,000.

Audit Committee

All of the Non-executive Directors serve on the Audit Committee, which is chaired by Michael Jackson. The Audit Committee meets at least twice a year and in addition, the auditors may request a meeting at any time. The Audit Committee is responsible for reviewing the interim and final accounts prior to submission to the Board. The Committee agrees the scope and approach to the annual audit and interim review in advance with the auditors. The Committee keeps under review the appointment and remuneration of the external auditors, their cost effectiveness, their independence and objectivity. The Chief Financial Officer attends meetings of the Audit Committee by invitation.

Internal control and risk management

The Board is responsible for maintaining an appropriate system of internal control to provide reasonable assurance of the quality and reliability of financial information used to direct the business, safeguard assets and recognise liabilities in accordance with company law and generally accepted accounting practices and for reviewing its effectiveness. Authority levels for purchase and capital commitments are defined. The Group has developed detailed budgets and monthly management reporting of actual results against budgets and analyses variances in performance. Regular re-forecasting and projection of results are carried out during the year as required.

Investor relations

Management has put in place procedures to enable a regular dialogue with institutional investors and analysts particularly in relation to interim and full year results. All shareholders will receive the Annual Report and the Interim Financial Statements. The Board welcomes as many investors as possible to the Annual General Meeting and invites discussion on issues facing the Group.

Going concern

The financial statements have been prepared on a going concern basis. The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. The rationale for the going concern basis is set out in note 2 to the financial statements.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Statement of Directors' responsibilities

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group's transactions, and disclose with reasonable accuracy at any time the financial position of the parent company and the Group, and enable them to ensure that the financial statements comply with the requirements of the Companies Act 2006. They are also responsible for safeguarding the assets of the parent company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for preparing the Annual Report and the Financial Statements in accordance with the Companies Act 2006. The Directors are also required to prepare financial statements for the Group in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs) and the rules of the London Stock Exchange for companies trading securities on the Alternative Investment Market. The Directors have chosen to prepare financial statements for the parent company in accordance with IFRSs.

Group financial statements

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's "Framework for the preparation and presentation of financial statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. A fair presentation also requires the Directors to:

›› consistently select and apply appropriate accounting policies;

›› present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and

›› provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

Parent company financial statements

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing these financial statements, the Directors are required to:

›› select suitable accounting policies and then apply them consistently;

›› prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business;

›› make judgements and estimates that are reasonable and prudent; and

›› state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

Financial statements are published on the Group's website in accordance with legislation in the United Kingdom governing the preparation and dissemination of financial statements, which may vary from legislation in other jurisdictions. The maintenance and integrity of the Group's website is the responsibility of the Directors. The Directors' responsibility also extends to the ongoing integrity of the financial statements contained therein.

INDEPENDENT AUDITORS' REPORT

We have audited the financial statements of Synchronica plc for the year ended 31 December 2009 which comprise the Consolidated Statement of Comprehensive Income, Consolidated and Company Statement of Financial Position, Consolidated and Company Statement of Cash Flow, Consolidated Statement of Changes in Equity, Company Statement of Changes in Equity and the related notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

This report is made solely to the Company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

As explained more fully in the statement of Directors' responsibilities, the Directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's (APB's) Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group's and the parent company's circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the Directors; and the overall presentation of the financial statements.

Opinion on financial statements

In our opinion:

›› the financial statements give a true and fair view of the state of the Group's and the parent company's affairs as at 31 December 2009 and of the Group's loss for the year then ended;

›› the financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union;

›› the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion the information given in the Report of the Directors for the financial year for which the financial statements are prepared is consistent with the financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

›› adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

›› the parent company financial statements are not in agreement with the accounting records and returns; or

›› certain disclosures of Directors' remuneration specified by law are not made; or

›› we have not received all the information and explanations we require for our audit.

Emphasis of matter – going concern

In forming our opinion on the financial statements, which is not qualified, we have considered the adequacy of the disclosure made in note 2 of the financial statements concerning the Group's ability to continue as a going concern. The Company is reliant on signing new deals with customers which are expected but not guaranteed in order to continue as a going concern. These conditions, along with other matters discussed in note 2 to the financial statements, indicate the existence of a material uncertainty which may cast significant doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that would result if the Group was unable to continue as a going concern.

John Everingham
Senior statutory auditor
For and on behalf of BDO LLP, statutory auditor
Gatwick
United Kingdom
29 June 2010

BDO LLP is a limited liability partnership registered in England and Wales (with registered number OC305127).

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 31 DECEMBER 2009

	Note	2009 £'000	2008 £'000 (restated)
Revenue	5	**3,827**	3,708
Cost of sales		**(154)**	(1,675)
Gross profit		**3,673**	2,033
Administrative cost			
Exceptional items	10	**(925)**	(1,956)
Other administrative expenses		**(5,986)**	(6,587)
Total administrative costs		**(6,911)**	(8,543)
Operating loss	6	**(3,238)**	(6,510)
Finance income	11	**92**	518
Finance costs	11	**(75)**	(495)
Loss before taxation		**(3,221)**	(6,487)
Taxation	13	**144**	387
Loss for the year after tax attributable to the equity holders of the parent company		**(3,077)**	(6,100)
Other comprehensive income			
Exchange difference on translation of foreign operations		**(98)**	(92)
Total comprehensive income for the year		**(3,175)**	(6,192)
Loss per ordinary share from continuing operations			
Basic and diluted loss per share	15	**(0.6)p**	(2.9)p

STATEMENT OF FINANCIAL POSITION
AT 31 DECEMBER 2009

Company number: 3276547	Note	The Group 2009 £'000	The Group 2008 £'000 (restated)	The Company 2009 £'000	The Company 2008 £'000 (restated)
Non-current assets					
Intangible assets	16	**5,079**	4,205	**1,557**	460
Property, plant and equipment	17	**165**	192	**55**	124
Investment in subsidiaries	18	**—**	—	**727**	1,401
Derivative financial instruments	21	**194**	465	**194**	465
Total non-current assets		**5,438**	4,862	**2,533**	2,450
Current assets					
Trade and other receivables	19	**1,659**	1,718	**1,572**	1,350
Corporation tax		**14**	104	**—**	104
Cash and cash equivalents		**2,633**	3,494	**2,338**	2,647
Total current assets		**4,306**	5,316	**3,910**	4,101
Total assets		**9,744**	10,178	**6,443**	6,551
Current liabilities					
Trade and other payables	22	**1,911**	3,848	**3,235**	3,510
Corporation tax		**88**	21	**—**	—
Provisions	27	**1,027**	1,135	**77**	68
Total current liabilities		**3,026**	5,004	**3,312**	3,578
Non-current liabilities					
Provisions	27	**336**	411	**336**	411
Deferred tax liability	28	**76**	140	**—**	—
Total non-current liabilities		**412**	551	**336**	411
Total liabilities		**3,438**	5,555	**3,648**	3,989
Equity and reserves					
Ordinary shares	29	**5,775**	3,785	**5,775**	3,785
Share premium		**20,572**	17,783	**20,572**	17,783
Merger reserve		**1,578**	1,578	**1,578**	1,578
Accumulated losses		**(21,436)**	(18,438)	**(25,095)**	(20,584)
Translation reserve		**(183)**	(85)	**(35)**	—
Equity attributable to shareholders of the parent company		**6,306**	4,623	**2,795**	2,562
Total equity and liabilities		**9,744**	10,178	**6,443**	6,551

The financial statements on pages 26 to 58 were approved by the Board of Directors on 29 June 2010 and were signed on its behalf by:

Angus Dent **David Mason**

CONSOLIDATED AND COMPANY STATEMENT OF CASH FLOW

FOR THE YEAR ENDED 31 DECEMBER 2009

	The Group		The Company	
	2009 £'000	2008 £'000 (restated)	**2009 £'000**	2008 £'000 (restated)
Cash flows from operating activities				
Loss before taxation	**(3,221)**	(6,487)	**(4,771)**	(8,362)
Adjusted for:				
Depreciation	**134**	218	**99**	86
Amortisation of intangibles	**413**	297	**222**	235
Impairment of intangibles	**35**	415	**—**	—
Impairment of investments	**—**	—	**674**	1,602
Loss on disposal of property, plant and equipment	**19**	—	**5**	—
Finance income	**(92)**	(518)	**(66)**	(426)
Finance cost	**75**	495	**68**	493
Equity-settled share-based payment	**79**	125	**79**	125
Cash flows from operating activities before changes in working capital and provisions	**(2,558)**	(5,455)	**(3,690)**	(6,247)
Decrease in assets held for resale	**—**	1,675	**—**	—
(Increase)/decrease in receivables	**(134)**	476	**(401)**	640
(Decrease)/increase in payables	**(1,937)**	209	**(275)**	2,104
(Decrease)/increase in provisions	**(108)**	79	**(108)**	(106)
Cash utilised from operations	**(4,737)**	(3,016)	**(4,474)**	(3,609)
Tax received	**251**	282	**285**	273
Interest paid	**—**	(2)	**—**	—
Net cash used in operating activities	**(4,486)**	(2,736)	**(4,189)**	(3,336)
Cash flows from investing activities				
Acquisition of subsidiary net of cash acquired	**—**	(66)	**—**	—
Investment in subsidiary	**—**	—	**—**	(267)
Purchase of intangible assets	**(1,322)**	(145)	**(1,319)**	(138)
Purchase of property, plant and equipment	**(126)**	(166)	**(35)**	(105)
Net cash used in investing activities	**(1,448)**	(377)	**(1,354)**	(510)

CONSOLIDATED AND COMPANY STATEMENT OF CASH FLOW

FOR THE YEAR ENDED 31 DECEMBER 2009

	The Group		The Company	
	2009 £'000	2008 £'000	**2009 £'000**	2008 £'000
Cash flows from financing activities				
Net proceeds from issue of ordinary shares	**4,779**	5,128	**4,779**	5,128
Proceeds from derivative financial instruments	**461**	357	**461**	357
Finance costs paid	**(7)**	—	**—**	—
Interest received	**22**	31	**6**	28
Net cash generated from financing activities	**5,255**	5,516	**5,246**	5,513
Net (decrease)/increase in cash and cash equivalents	**(679)**	2,403	**(297)**	1,667
Cash and cash equivalents at 1 January 2009	**3,494**	757	**2,647**	643
Effects of exchange rate changes on cash and cash equivalents	**(182)**	334	**(12)**	337
Cash and cash equivalents at 31 December 2009	**2,633**	3,494	**2,338**	2,647

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2009

	Share capital £'000	Share premium (restated) £'000	Merger reserve (restated) £'000	Accumulated losses (restated) £'000	Translation reserve £'000	Total attributable to equity shareholders of the parent £'000
At 1 January 2008	840	13,167	—	(12,463)	7	1,551
Adjustment for share-based payments	—	—	—	125	—	125
Proceeds from placing	1,681	3,447	—	—	—	5,128
Share issued in exchange for derivative financial assets	517	1,169	—	—	—	1,686
Consideration on acquisition of subsidiary	681	—	1,446	—	—	2,127
Shares issued in exchange for debt on acquisition of subsidiary	66	—	132	—	—	198
Total comprehensive income	—	—	—	(6,100)	(92)	(6,192)
At 31 December 2008	3,785	17,783	1,578	(18,438)	(85)	4,623
Adjustment for share-based payments	—	—	—	79	—	79
Proceeds from placing	1,990	2,789	—	—	—	4,779
Total comprehensive income	—	—	—	(3,077)	(98)	(3,175)
At 31 December 2009	**5,775**	**20,572**	**1,578**	**(21,436)**	**(183)**	**6,306**

COMPANY STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2009

The Company	Ordinary shares £'000	Share premium £'000	Merger reserve £'000	Accumulated losses (restated) £'000	Total £'000
At 1 January 2008	840	13,167	—	(12,603)	1,404
Share-based payments	—	—	—	125	125
Proceeds from placing	1,681	3,447	—	—	5,128
Share issued in exchange for derivative financial assets	517	1,169	—	—	1,686
Consideration on acquisition of subsidiary	681	—	1,446	—	2,127
Share issued in exchange for debt on acquisition of subsidiary	66	—	132	—	198
Total comprehensive income	—	—	—	(8,106)	(8,106)
At 31 December 2008	3,785	17,783	1,578	(20,584)	2,562
Share-based payments	—	—	—	79	79
Proceeds from placings	1,990	2,789	—	—	4,779
Total comprehensive income	—	—	—	(4,637)	(4,637)
At 31 December 2009	**5,775**	**20,572**	**1,578**	**(25,142)**	**2,783**

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2009

1 General information

Synchronica plc is incorporated in England under the Companies Act 2006. The address of its registered office is Mount Pleasant House, Lonsdale Gardens, Royal Tunbridge Wells, Kent TN1 1NY, United Kingdom.

These consolidated financial statements are presented in pound Sterling, which represented the reporting currency of the Group and parent company, the functional currency of the Group entities is the United States Dollar. Foreign operations are consolidated in accordance with the policies set out in note 2 below.

2 Significant accounting policies

Basis of preparation

The Group and parent company financial statements have been prepared in accordance with EU endorsed International Financial Reporting Standards (IFRS), International Financial Reporting Interpretations Committee (IFRIC) interpretations and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS. All accounting standards and interpretations issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee effective at the time of preparing these financial statements have been applied.

A summary of the significant Group and Company accounting policies adopted in the preparation of the financial statements is set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The preparation of financial statements which comply with IFRS requires the use of estimates and assumptions, and for management to exercise its judgement in the process of applying the Group's accounting policies. Critical judgements and key estimates and assumptions are disclosed in note 3.

As of 1 January 2009, the Company and Group changed its functional currency from Sterling to US Dollar. The change reflects the majority of the revenues are from competitive markets priced and settled in US Dollars. The translation procedures applicable to the new functional currency were applied prospectively from the date of change. The presentational currency has remained as Sterling for the benefit of investors.

Going concern

These Group financial statements have been prepared on the going concern basis which is supported by forecasts and projections covering the period to 31 December 2011.

The Group made a loss of £3.077m for the year to 31 December 2009 (2008: £6.100m) and had cash of £2.633m at that time. In April 2010 the Group raised an additional £4.8m (£2.8m in cash plus £2m on a 24 month swap) before expenses from existing and new shareholders. From this placing £0.611m was used as part consideration for the acquisition of the Colibria IMPS business (see note 36).

The forecasts and projections, which include monthly cash flows, suggest that provided the Group trades in line with expectations it has sufficient funds to meet its liabilities as they fall due. There is however a risk that the Group may not meet its revenue expectations and/or that while it may meet these revenue expectations it might meet them more slowly than anticipated; either or both of these could test the Group's cash flow. The forecasts are reliant on signing new deals with new customers which is expected but not guaranteed, negotiations are ongoing.

In addition, the Group operates in a highly specialised and fast moving environment in which in order to generate revenue it is necessary that the products are and remain up to date. This leaves the Group with little opportunity to reduce costs if it is to remain competitive.

Given the above, the Directors acknowledge that there is a material uncertainty related to these events, that may cast significant doubt on the Group's ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.

The Group has faced the uncertainties noted above throughout its life. To date, when required, management has been successful in raising additional funding from existing and new investors. Based on forecasts and projections and the additional funding raised since the balance sheet date, management expects the Company to continue as a going concern.

OVERVIEW
BUSINESS REVIEW
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS

2 Significant accounting policies (continued)
Standards adopted
IFRS 8 "Operating Segments" (effective for period beginning on or after 1 January 2009) replaces IAS 14 "Segmental Reporting". The effects of adopting this standard are included in note 9.

IFRS 3 "Business Combinations" (revised) has been adopted. The effects of adopting this standard are included in note 32.

The Group has adopted the revised IAS 1 "Presentation of Financial Statements (2007)", which became effective as of 1 January 2009. As a result, the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income.

As permitted under the revised IAS 1, the Group has elected to present a single statement of comprehensive income. Comparative information has been re-presented so that it also is in conformity with the revised standard.

The Group has applied "Improving Disclosures about Financial Instruments (Amendments to IFRS 7)" effective for the year ending 31 December 2009. This amendment requires enhanced disclosures about fair value measurements and liquidity risk which have been provided in note 21. The amendment does not change the recognition or measurements of transactions and balances in the financial statements.

Standards, amendments and interpretations to published standards not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 January 2009 or later periods and which the Group has decided not to adopt early. These are:

›› amendment to IAS 39 "Financial Instrument: Eligible Hedged Items" and "Financial Instruments Recognition and Measurement" (effective for accounting periods beginning on or after 1 July 2009). This amendment clarifies principals relating to one sided hedge transactions and inflation on financial hedged items. Management is currently assessing the impact of this amendment on the financial statements.

›› amendment to IFRIC 9 "Reassessment of Embedded Derivatives" (effective for accounting periods beginning on or after 30 June 2009). This amendment clarifies the treatment of embedded derivatives to be consistent with changes in IAS 39 and IFRS 7. Management is currently assessing the impact of this amendment on the financial statements.

›› IFRIC 17 Distribution of Non-cash Assets to Owners (effective for accounting periods beginning on or after 1 July 2009). This interpretation clarifies the treatment of non-cash distributions to owners such as non-cash dividends. No such transactions are planned by management and the standard is not expected to have a material effect on the Group's financial statements.

›› IFRIC 18 "Transfer of Assets from Customers" (effective for accounting periods beginning on or after 1 July 2009). This standard relates to assets transferred to the entity that it must use to connect to the customers network. Management is currently assessing the impact of the interpretation on the financial accounts.

›› IFRS 2 "Group Cash-settled Share-based Payment Transactions" (effective for accounting periods beginning on or after 1 January 2010). Management is currently assessing the impact of this amendment on the financial accounts.

›› IFRS 1 Additional Exemptions for First Time Adopters (effective for accounting periods beginning on or after 1 January 2010). These are specific exemptions on first time adoption that do not apply to the entity and therefore will have no impact on the results or disclosure of the Group.

›› IAS 32 "Classification of Rights Issues" (effective for accounting periods beginning on or after 1 February 2010). Management is currently assessing the impact of this amendment on the financial accounts.

Basis of consolidation
The consolidated financial statements incorporate the results, assets, liabilities and cash flows of the Company and each of its subsidiaries for the financial year ended 31 December 2009.

Subsidiaries are entities controlled by the Group. Control is deemed to exist when the Group has the power, directly or indirectly to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results, assets, liabilities and cash flows of subsidiaries are included in the consolidated financial statements from the date control commences until the date that control ceases.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

Intra-group balances and transactions are eliminated on consolidation.

2 Significant accounting policies (continued)

Foreign currencies

The consolidated financial statements are presented in Sterling, the Group's presentation currency. Items included in the financial statements of each of the Group's entities are measured using US Dollars as the currency of the primary economic environment in which the entity operates (the 'functional currency').

Transactions entered into by Group entities in a currency other than the currency of the primary economic environment in which it operates (the "functional currency") are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at rates ruling at the Statement of Financial Position date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognised immediately in the Statement of Comprehensive Income.

On consolidation, the Statement of Financial Position of the overseas subsidiary undertakings are translated at the rate of exchange ruling at the Statement of Financial Position date. The exchange differences arising on the retranslation of opening net assets, together with the year-end adjustment to closing rates of Statement of Comprehensive Income translated at average rates, are taken directly to reserves. The Statement of Comprehensive Income of the overseas subsidiary undertakings are translated at average exchange rates (unless this average is not a reasonable approximation of the effect of the rates prevailing on the transaction dates, in which case the income and expenses are translated at the rate on the dates of the transactions). All other translation differences are taken to the Statement of Comprehensive Income.

Revenue

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for licences granted and services provided in the normal course of business, net of discounts, any refunds due and VAT.

The Group derives revenue from one trade in software licences and providing customer support and other services in relation to those licences. Customer support includes telephone support and maintenance updates. Other services include the sale of professional services to install and maintain software and to train licensees in the maintenance and use of the software.

Revenue allocable to software licences is recognised when all of the following conditions are met:

- the Group has transferred to the buyer the significant risks and rewards of ownership;
- the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
- the amount of revenue can be measured reliably;
- it is probable that the economic benefit associated with the transaction will flow; and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue allocable to customer support and maintenance is recognised on a straight line basis over the term of the contract, usually one year. Revenue not recognised in the Statement of Comprehensive Income under this policy is classified as deferred income in the Statement of Financial Position.

Revenue allocable to other services is recognised when the service has been rendered to the customer and the value can be measured reliably with reference to the stage of completion of the project.

Share-based payments

The Group operates an employee share option scheme. The fair value of options or shares granted under the scheme is recognised in the Statement of Comprehensive Income as an expense over the period in which any performance conditions are fulfilled ending on the date on which the relevant employees become fully entitled to the award, based on management's best estimate of the number of awards that will ultimately vest. A corresponding amount is credited to equity. No expense is recognised for awards that do not ultimately vest, except for those where the vesting depends on a market condition. Whether or not the market condition is satisfied, these are treated as vesting as long as all other performance conditions are satisfied.

The fair value of the awards are measured at the date at which they are granted using a Black-Scholes-Merton option-pricing model.

Goods and services received in exchange for warrants are recognised when the goods are obtained or the services are received. The goods and services received in exchange for warrants are recognised as assets or expenses as appropriate with a corresponding increase in equity.

2 Significant accounting policies (continued)

Leases

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Group (an "operating lease"), the total rentals payable under the lease are charged to the consolidated Statement of Comprehensive Income on a straight line basis over the lease term. The aggregate benefit of lease incentives is recognised as a reduction of the rental expense over the lease term on a straight line basis.

Investments

Investments in subsidiaries are stated at cost less provision for impairment where necessary to reduce book value to recoverable amount. Cost is purchase price including acquisition expenses, but excluding any payment for accrued interest or fixed dividend entitlement.

Intangible assets – goodwill

Goodwill arising on the acquisition of subsidiary undertakings and businesses, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired is capitalised and provision is made for any impairment.

Goodwill and intellectual property rights are allocated to cash-generating units for the purpose of impairment testing. The recoverable amount of the cash-generating unit to which the goodwill or intellectual property rights relate is tested annually for impairment or when events or changes in circumstances indicate that it might be impaired.

Intangible assets – intellectual property rights

Intellectual property rights acquired as part of a business acquisition are capitalised separately from goodwill if their value can be measured reliably on initial recognition and they are controlled through custody or legal rights. These rights are initially recorded at fair value which is based on replacement cost and are amortised over four years which is their estimated useful economic life. Provision is made for any impairment.

Intellectual property rights purchased separately from a business are capitalised at cost and are amortised over four years which is their estimated useful economic life. Provision is made for any impairment.

Intangible assets – computer software and customer relationships

Computer software and customer relationships are amortised on a straight line basis, to reduce their carrying value to their residual value, over their estimated useful lives. The following useful lives were applied during the year:

Computer software	—	up to 2 years
Customer relationships	—	up to 2½ years
Deferred development expenditure	—	up to 4 years

Methods of amortisation, residual values and useful lives are reviewed and adjusted if necessary at each Statement of Financial Position date.

Intangible assets – collaboration rights

Costs attributed to rights acquired in a tripartite collaboration for the design, production, email and instant message enabling, sale and distribution of devices are capitalised and amortised on a straight line basis over the first 500,000 units sold.

Impairment

In an impairment test, the recoverable amount of the cash-generating unit or asset is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of the fair value less costs to sell and the value in use in the Group. An impairment loss is recognised to the extent that the carrying value exceeds the recoverable amount.

In determining a cash-generating unit's value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the cash-generating unit or asset that has not already been included in the estimate of future cash flows.

Reversals of impairment losses other than for goodwill are recognised immediately in the Statement of Comprehensive Income.

2 Significant accounting policies (continued)

Research and development

An intangible asset arising from development (or from the development phase of an internal project) will be recognised if, and only if, it can be demonstrated that all of the following conditions are met:

›› it is probable that the asset will create future economic benefits;

›› the development costs can be measured reliably;

›› technical feasibility of completing the intangible asset can be demonstrated;

›› there is the intention to complete the asset and use or sell it;

›› there is the ability to use or sell the asset; and

›› adequate technical, financial and other resources to complete the development and to use the asset are available.

Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortisation and accumulated impairment losses on the same basis as intangible assets acquired separately.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses if applicable. Depreciation on property, plant and equipment is charged on an asset's residual value over its useful economic life as follows:

Office equipment — up to 2 years
Fixtures, fittings and equipment — up to 4 years

Residual values and useful lives are reviewed and adjusted, if appropriate, at each Statement of Financial Position date.

Share capital

Financial instruments issued by the Group are treated as equity only to the extent that they do not meet the definition of a financial liability. The Group's ordinary shares are classified as equity instruments. The Group considers its capital to comprise its ordinary share capital, share premium and accumulated retained earnings. There have been no changes in what the Group considers to be capital since the previous period.

The Group is not subject to any externally imposed capital requirements.

Cash and cash equivalents

For the purpose of preparation of the cash flow statement, cash and cash equivalents include cash at bank and in hand and short-term deposits with an original maturity period of three months or less.

Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the Statement of Comprehensive Income within administrative expenses. When a trade receivable is uncollectible, it is written-off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written-off are credited against administrative costs in the Statement of Comprehensive Income.

Taxation

The charge for current income tax is based on the results for the year as adjusted for items which are not taxed or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the Statement of Financial Position date.

Deferred income tax is accounted for using the liability method in respect of temporary differences arising from differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference is due to goodwill arising on a business combination or from an asset or liability, the initial recognition of which does not affect either taxable or accounting income.

OVERVIEW BUSINESS REVIEW CORPORATE GOVERNANCE FINANCIAL STATEMENTS

2 Significant accounting policies (continued)

Taxation (continued)

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to apply in the periods when the timing differences are expected to reverse, based on tax rates and law enacted or substantively enacted at the Statement of Financial Position date. Deferred tax is charged or credited in the Statement of Comprehensive Income, except when it relates to items credited or charged directly to shareholders' equity, in which case the deferred tax is also dealt with in shareholders' equity.

Provisions

Provisions are recognised when the Group has a present obligation in respect of a past event, where it is more likely than not that an outflow of resources will be required to settle the obligation, and where the amount can be reliably estimated.

Financial instruments

The Group classifies financial instruments, or their component parts, on initial recognition as a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement.

Financial assets and financial liabilities are recognised on the Group's Statement of Financial Position when the Group becomes party to the contractual provisions of the instrument.

The particular recognition and measurement methods adopted for the Group's financial instruments are disclosed below:

Fair value measurement hierarchy

IFRS 7 requires certain disclosures which require the classification of financial assets and financial liabilities measured at fair value using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurement (see note 3). The fair value hierarchy has the following levels:

(a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

(b) inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and

(c) inputs for the asset or liability that are not based on observable market data (Level 3).

Derivatives

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are also subsequently carried at fair value. Gains and losses are charged to financial income or costs in the Statement of Comprehensive Income. See note 21.

In the normal course of its business, the Group is exposed to currency risk. Forward foreign exchange contracts are derivative instruments and are used by the Group to manage its currency risks.

Fair value determination

Whenever available, the fair value of a financial instrument is derived from quoted prices in an active market. For assets held, fair value is the bid price and for liabilities held it is the asking price. If there is no active market, fair value is established by using a valuation technique. Valuation techniques include the use of information from recent arm's length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of similar instruments and discounted cash flow analysis. The valuation technique used incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of directly attributable issue costs.

Dividends

Final dividends are recognised as a liability in the period in which they are approved by the Company's shareholders. Interim dividends are recognised when they are paid.

3 Critical accounting judgements and key sources of estimation uncertainty

Critical judgements in applying the Group's accounting policies

In the process of applying the Group accounting policies, the following judgements have had the most significant effect on the amounts recognised in the financial statements:

Revenue recognition

In accordance with IAS 18, revenue, even when invoiced, is not recognised to the extent that significant obligations are retained by the Group, such as when customer support services remain to be performed. Revenue is recognised where the Group has transferred the significant risks and rewards of ownership to the customer and there is certainty that the economic benefits from the transaction will flow to the Group. For perpetual licence fees and other services recognition occurs when the customer has accepted the software or service. For annual licence fees and annual support fees revenue is recognised over the period of the related obligation.

Income taxes

The determination of the Group's tax liabilities requires the interpretation of tax law. The Group obtains appropriate professional advice from its tax advisors in relation to all significant tax matters. The Directors believe that the judgements made in determining the Group's tax liabilities are reasonable and appropriate, however, actual experience may differ and materially affect future tax charges. Claims for research and development tax credits are recognised when the cash flows are certain.

Key accounting estimates and assumptions

Key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are as follows.

Business combination

Accounting estimates are applied in determining the initial fair value of goodwill, intellectual property rights and customer relationships.

Impairment of intangible assets and property, plant and equipment

The Group tests goodwill at least annually for impairment, and whenever there is an indication that the asset may be impaired. All other intangible assets and property, plant and equipment are tested for impairment when indicators of impairment exist. Impairment is determined with reference to the higher of fair value less costs to sell and value in use. Value in use is estimated using adjusted future cash flows. Significant assumptions are made in estimating future cash flows about future events including future market conditions and future growth rates. Changes in these assumptions could affect the outcome of impairment reviews.

The recoverable amount of the above cash-generating unit has been determined from value in use calculations based on cash flow projections from the formally approved 2009 budgets and projections covering the years to 31 December 2014.

Fair value of derivative instruments

The assumptions made to calculate the fair value of derivatives are set out in note 21. In calculating the fair value at the Statement of Financial Position date, the Company share price and LIBOR rates are assumed to remain at the rate ruling at the Statement of Financial Position values until the end of the agreements. A change in share price in either direction of 1.0p from the year end price of 3.375p will lead to a change in value of £153,600. A change in LIBOR interest rate of 1% causes a change in value of £13,700. The discount rate used is based on the Group's beta adjusted discount rate to reflect management's assessment of specific risks related to the Company. The use of following discount rates would provide the following fair values:

Discount rate	Fair value £'000
9.5%	557
11.0%	551
12.5%	545

Provisions

Provisions are recognised when management is satisfied that an outflow of economic benefits is probable and a reliable estimate can be made of the obligation.

In estimating the onerous lease provisions, the Group considers the likelihood of being able to sub-let properties and the probability of assignees going into liquidation and property reverting to the Group.

OVERVIEW BUSINESS REVIEW CORPORATE GOVERNANCE FINANCIAL STATEMENTS

4 Financial risk management

Treasury management

Group treasury policies are reviewed and approved by the Board. The objectives of Group treasury policies are to ensure that adequate financial resources are available for development of the business while at the same time managing financial risks. Derivative financial instruments are used to reduce financial risk exposures arising from the Group's business activities and not for speculative purposes.

The Group's treasury activities are managed by the Group finance function under the direction of the Chief Financial Officer. The Chief Financial Officer reports to the Board on the implementation of Group treasury policy.

The Group's business activities expose it to a variety of financial risks that include:

›› liquidity risk;

›› credit risk;

›› interest rate risk; and

›› currency risk.

The policies for managing these risks are described below:

Liquidity risk

The Group finances its operations through a combination of shareholders' funding and cash generated from revenues. The Group's treasury policy aims to ensure that there are sufficient funds available to meet the projected cash flow requirements in the business plan. Management monitors the Group's liquidity on the basis of expected cash flow. Cash reports are produced and reviewed by senior management. Monthly cash flow statements are reviewed by management and annual cash flow budgets are produced and reviewed by the Board of Directors.

The Group's principal source of funding is from its shareholders, the Group has no borrowings.

Credit risk

The amounts of trade receivables presented in the Statement of Financial Position are net of allowances for doubtful accounts estimated by management based on prior experience and their assessment of the current economic environment.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are high credit quality financial institutions.

Interest rate risk

The Group's financial instruments that are exposed to interest rate risk are interest rate swaps plus cash and cash equivalents. The terms of the interest rate swaps are set out in note 21. The interest rate profile of these financial instruments is disclosed in note 24. The Group does not have any overdrafts or loans.

Currency risk

The Group is exposed to currency risk through movements in exchange rates on its purchases and sales that are not denominated in US Dollars. The Group uses forward foreign exchange contracts to hedge the currency risk associated with highly probable forecast transactions. The contracts are denominated primarily in US Dollars and Euros.

Fair value estimation

The fair values of cash and cash equivalents, receivables, payables and borrowings with a maturity of less than one year are assumed to approximate to their book values.

5 Revenue

	2009 £'000	2008 £'000
Revenue arising from:		
Licences	**1,631**	3,273
Related services	**2,196**	435
	3,827	3,708

6 Operating loss

	2009 £'000	2008 £'000
Operating loss is arrived at after charging:		
Depreciation of property, plant and equipment	**134**	218
Loss on disposal of property, plant and equipment	**19**	—
Amortisation of intangible assets	**413**	297
Impairment of customer relationships	**35**	415
Operating lease rentals – land and buildings	**187**	155
Research and development	**380**	1,421
Auditors' remuneration (see note 12)	**218**	103
Share-based payments	**187**	117

7 Employees

Average monthly number of employees in the Group, including Executive Directors:

	The Group		The Company	
	2009 £'000	2008 £'000	2009 £'000	2008 £'000
Product development	**39**	35	**3**	3
Sales, marketing and administration	**35**	38	**25**	27
	74	73	**28**	30
Staff costs, including Executive Directors:				
Wages and salaries	**3,933**	4,019	**2,584**	2,481
Social security costs	**466**	446	**139**	201
Share-based payments	**187**	117	**187**	117
	4,586	4,582	**2,910**	2,799

8 Directors' remuneration

	2009 £'000	2008 £'000
Remuneration of the Company's Directors:		
Emoluments	**525**	569
Highest paid Director's emoluments	**296**	290

Further details on Directors' emoluments are given in the Directors' remuneration report.

9 Segmental reporting

At present the Group's activities are operated largely through a common infrastructure and support functions and therefore in the opinion of the Directors its activities constitute one operating segment through which it provides its services.

The Group reviews the operating performance of the business by revenue from each of its following sources:

	2009 £'000	2008 £'000
Licence revenues	**1,631**	3,273
Professional services	**1,640**	259
Support maintenance and hosting services	**556**	176
	3,827	3,708
Gross profit	**3,673**	2,033
Operating loss	**(3,238)**	(6,510)
Net finance income	**17**	23
Loss before taxation	**(3,221)**	(6,487)

The assets and liabilities of the Group cannot be allocated to the above segments. For internal reporting purposes balance sheets are not split into segments.

The Group operates in six geographic areas. Revenue, profit before tax and non-current assets (excluding derivative financial instruments) by geographical segment are as follows:

	Revenue		Profit/(loss) before tax		Non-current assets	
	2009 £000	2008 £000	2009 £000	2008 £000 (restated)	2009 £000	2008 £000 (restated)
Eastern Europe	**1,365**	432	**1,214**	432	**—**	—
Asia	**611**	71	**611**	71	**—**	—
Western Europe	**534**	285	**531**	285	**—**	—
North America	**521**	2,562	**521**	887	**—**	—
Africa	**432**	228	**432**	228	**—**	—
Central and Latin America	**364**	130	**364**	130	**—**	—
Corporate	**—**	—	**(6,894)**	(8,520)	**5,244**	4,397
Total	**3,827**	**3,708**	**(3,221)**	**(6,487)**	**5,244**	**4,397**

10 Exceptional Items

	2009 £'000	2008 £'000
Costs on closure of site	**462**	1,956
Abortive acquisition costs	**193**	—
Exceptional bad debt	**270**	—
	925	1,956

Costs on closure of site are expenditure incurred in closing an office acquired by acquisition in 2008. The abortive acquisition costs relate to a transaction to acquire a technology company. The bad debt relates to an amount that cannot currently be paid due to the introduction of exchange controls at short notice.

11 Finance income and costs

	2009 £'000	2008 £'000
Finance income		
Interest received on bank deposits	**22**	31
Foreign exchange gains	**33**	426
Gain on fair value of interest rate swaps (see note 21)	**37**	61
	92	518
Finance costs		
Loss on fair value of equity swaps (see note 21)	**26**	444
Unwinding of discount in provisions	**42**	49
Interest paid	**7**	2
	75	495

12 Auditors' remuneration

	2009 £'000	2008 £'000
Services to the Company and its subsidiaries		
Fees payable to the Company's auditors for the audit of the financial statements	**106**	59
Fees payable to the Company's auditors and its associates for other services:		
Audit of the financial statements of the Company's subsidiaries pursuant to legislation	**13**	—
Other services pursuant to legislation – regulatory reporting	**—**	7
Other services relating to taxation	**11**	37
Services relating to corporate finance transactions	**76**	—
Other services – IFRS reporting and accounting advice	**12**	—
	218	103

13 Taxation

	2009 £'000	2008 £'000 (restated)
Income tax (credit)/expense		
UK research and development tax credit	**(221)**	(266)
UK adjustment to provision for previous periods	**—**	10
Overseas corporation tax charge/(credit)	**74**	3
Overseas adjustment to provision in previous periods	**67**	(5)
	(80)	(258)
Deferred tax (credit)/expense		
Origination and reversal of temporary differences	**(64)**	(129)
Taxation credit	**(144)**	(387)

The UK research and development tax credit received represents the refund of tax due from research carried out in the year ended 31 December 2008 (2008: the tax credit was received in respect of the years ended 31 December 2006 and 2007).

13 Taxation (continued)

The Group's loss before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to results of the consolidated entities as follows:

	2009 £'000	2008 £'000 (restated)
Loss on ordinary activities before taxation	**(3,221)**	(6,487)
Theoretical tax at UK corporation tax rate 28% (2008: 28.5%)	**(901)**	(1,849)
Effects of:		
– unrelieved tax losses	**604**	1,229
– impairment of intangible assets	**10**	486
– expenditure that is not tax deductible	**278**	10
– capital allowances less than/(in excess of) depreciation	**59**	91
– adjustments in respect of prior periods	**67**	5
– higher tax rates on overseas earnings	**2**	—
– research and development tax credit	**(221)**	(266)
– share-based payments	**22**	36
Actual current taxation credit	**(80)**	(258)

14 Loss of the parent company for the financial year

The loss for the financial year dealt within the accounts of the parent company was £4,637,000 (2008: £8,106,000).

As permitted by section 408 of the Companies Act 2006, no separate Statement of Comprehensive Income is presented in respect of the parent company.

15 Loss per ordinary share

Basic loss per ordinary share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

	2009 £'000	2008 £'000
Numerator		
Losses used for calculation of basic and diluted EPS	**3,077**	6,100
	Number	Number
Denominator		
Weighted average number of ordinary shares used in basic EPS	**479,249,011**	207,780,284
Basic and diluted loss per share (pence)	**(0.6)p**	(2.9)p

67,694,512 (2008: 19,813,205) shares, being the weighted average number of dilutive securities (options and warrants) have been excluded from the calculation of diluted loss per share because they would reduce loss per share.

16 Intangible assets

The Group	Goodwill £'000	Customer relationships £'000	Intellectual property £'000	Deferred development expenditure £'000	Collaboration rights £'000	Software £'000	Total £'000
Cost or valuation							
At 1 January 2008	—	—	876	—	—	89	965
Additions	—	—	134	—	—	11	145
Acquisitions	2,354	715	235	—	—	12	3,316
Disposals	—	—	(116)	—	—	(62)	(178)
At 1 January 2009 (as previously stated)	2,354	715	1,129	—	—	50	4,248
Prior year adjustment (note 33)	877	—	—	—	—	—	877
At 1 January 2009 (as restated)	3,231	715	1,129	—	—	50	5,125
Additions	—	—	32	1,120	153	17	1,322
At 31 December 2009	**3,231**	**715**	**1,161**	**1,120**	**153**	**67**	**6,447**
Amortisation							
At 1 January 2008	—	—	331	—	—	55	386
Charged in year	—	30	234	—	—	33	297
Impairment	—	415	—	—	—	—	415
Disposals	—	—	(116)	—	—	(62)	(178)
At 1 January 2009	—	445	449	—	—	26	920
Charged in year	—	128	222	55	—	8	413
Impairment	—	35	—	—	—	—	35
At 31 December 2009	**—**	**608**	**671**	**55**	**—**	**34**	**1,368**
Net book value							
At 1 January 2008	—	—	545	—	—	34	579
At 1 January 2009 (restated)	3,231	270	680	—	—	24	4,205
At 31 December 2009	**3,231**	**107**	**490**	**1,065**	**153**	**33**	**5,079**

During the year customer relationships were impaired by £35,000 to reflect a customer written-off as a bad debt. In 2008 £415,000 was impaired against a one off large contract.

The Group conducts annual impairment tests on the carrying value of goodwill, based on the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated. The Group has only one CGU. The recoverable amount of the CGU is determined from value-in-use calculations. The key assumptions in the value in use calculations are the discount rate applied, the operating margin and the growth rate of net operating cash flows. The approved cash flow projections in the three financial years following the budget year reflect management's expectation of the medium-term operating performance of the CGU and the prospects of the Group in the market.

- The discount rate applied to the CGU represents a pre-tax rate that reflects the market assessment of the time value of money at the balance sheet date and the risks specific to the CGU. The discount rate applied to the CGU is 20%.
- The operating margin assumed for the CGU is primarily based on management's assessment of operating margin and expected revenues.
- Long-term growth rates of net operating cash flows are assumed equal to the growth rate in mobile consumer email. A growth rate of 30% has been applied based on industry expectations to 2014.

16 Intangible assets (continued)

The Company	Intellectual property £'000	Deferred development expenditure £'000	Collaboration rights £'000	Software £'000	Total £'000
Cost or valuation					
At 1 January 2008	1,004	—	—	65	1,069
Additions	135	—	—	3	138
Disposals	(135)	—	—	—	(135)
At 1 January 2009	1,004	—	—	68	1,072
Additions	32	1,120	153	14	1,319
Disposals	—	—	—	—	—
At 31 December 2009	**1,036**	**1,120**	**153**	**82**	**2,391**
Amortisation					
At 1 January 2008	462	—	—	50	512
Charged in year	220	—	—	15	235
Disposals	(135)	—	—	—	(135)
At 1 January 2009	547	—	—	65	612
Charged in year	164	55	—	3	222
Disposals	—	—	—	—	—
At 31 December 2009	**711**	**55**	**—**	**68**	**834**
Net Book Value					
At 1 January 2008	542	—	—	15	557
At 1 January 2009	457	—	—	3	460
At 31 December 2009	**325**	**1,065**	**153**	**14**	**1,557**

17 Property, plant and equipment

The Group	Office equipment £'000	Fixtures, fittings and equipment £'000	Total £'000
Cost or valuation			
At 1 January 2008	194	31	225
Additions	157	10	167
Acquisitions	64	47	111
Disposals	(7)	—	(7)
At 1 January 2009	408	88	496
Additions	125	1	126
Disposals	(86)	(47)	(133)
At 31 December 2009	**447**	**42**	**489**
Depreciation			
At 1 January 2008	76	16	92
Charged in year	159	59	218
Disposals	(6)	—	(6)
At 1 January 2009	229	75	304
Charged in year	129	5	134
Disposals	(70)	(44)	(114)
At 31 December 2009	**288**	**36**	**324**
Net book value			
At 1 January 2008	118	15	133
At 1 January 2009	179	13	192
At 31 December 2009	**159**	**6**	**165**

The Company	Office equipment £'000	Fixtures, fittings and equipment £'000	Total £'000
Cost or valuation			
At 1 January 2008	151	22	173
Additions	106	1	107
Disposals	—	—	—
At 1 January 2009	257	23	280
Additions	35	—	35
Disposals	(23)	—	(23)
At 31 December 2009	**269**	**23**	**292**
Depreciation			
At 1 January 2008	56	12	68
Charged in year	83	5	88
Disposals	—	—	—
At 1 January 2009	139	17	156
Charged in year	96	3	99
Disposals	(18)	—	(18)
At 31 December 2009	**217**	**20**	**237**
Net book value			
At 1 January 2008	95	10	105
At 1 January 2009	118	6	124
At 31 December 2009	**52**	**3**	**55**

18 Investments in subsidiaries

The Company	As previously stated £'000	Prior year adjustment (note 33) £'000	Restated £'000
Impaired cost			
At 1 January 2008	77	—	77
Additions	3,031	(105)	2,926
Impairment in year	(1,707)	105	(1,602)
At 1 January 2009	1,401	—	1,401
Impairment in year	(674)	—	(674)
At 31 December 2009	**727**	**—**	**727**

During the year the value of the investment in AxisMobile Limited was impaired by £0.674m (2008: £1,602m) as the value of the subsidiary's assets was fair valued. The carrying value of the investment in AxisMobile is recorded at a value in use of £0.454m using a discount rate of 20% on future cash inflow.

The shares in Group undertakings, which are all 100% beneficially owned by the Company, comprise investments in the following:

	Incorporated	Capital and reserves	Profit/(loss) for the year	Interest in ordinary shares
Synchronica Software GmbH	Germany	496	(8)	100%
Synchronica America Limited	United Kingdom	50	21	100%
AxisMobile Limited	Israel	279	276	100%

19 Trade and other receivables

	The Group		The Company	
	2009 £'000	2008 £'000	**2009 £'000**	2008 £'000
Trade receivables	**785**	743	**735**	702
Less provision for impairment of trade receivables	**—**	(21)	**—**	(21)
Trade receivables (net)	**785**	722	**735**	681
Accrued income	**345**	—	**345**	—
Other receivables	**93**	191	**73**	60
Total financial assets other than cash and cash equivalents classified as loans and receivables	**1,223**	913	**1,153**	741
Derivative financial instruments (see note 21)	**351**	530	**351**	530
Prepayments not classified as financial assets	**85**	275	**68**	79
Trade and other receivables	**1,659**	1,718	**1,572**	1,350

20 Credit risk

As of 31 December 2009, trade receivables of £nil (2008: £21,000) were impaired. The amount of the provision was £nil (2008: £21,000). The impairment as at 31 December 2009 related to the assessment of the recoverability of individual trade receivables. The ageing of these receivables is as follows:

	The Group		The Company	
	2009 £'000	2008 £'000	**2009 £'000**	2008 £'000
Up to 3 months	**—**	—	**—**	—
3 to 6 months	**—**	—	**—**	—
Over 6 months	**—**	21	**—**	21
	—	21	**—**	21

OVERVIEW

BUSINESS REVIEW

CORPORATE GOVERNANCE

FINANCIAL STATEMENTS

20 Credit risk (continued)

As of 31 December 2009, trade receivables of £333,000 (2008: £329,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing of these receivables is as follows:

	The Group		The Company	
	2009 £'000	2008 £'000	**2009 £'000**	2008 £'000
Up to 3 months	**304**	29	**304**	21
3 to 6 months	**19**	281	**19**	281
Over 6 months	**10**	19	**10**	11
	333	329	**333**	313

The carrying amounts of the Group's trade and other receivables are denominated in the following currencies:

	The Group		The Company	
	2009 £'000	2008 £'000	**2009 £'000**	2008 £'000
US Dollar	**636**	982	**586**	660
GB Pound	**—**	669	**—**	669
Euro	**150**	54	**150**	9
CH Franc	**15**	13	**15**	11
	801	1,718	**751**	1,349

Movement on the provision for impairment of trade receivables are as follows:

	The Group		The Company	
	2009 £'000	2008 £'000	**2009 £'000**	2008 £'000
At 1 January	**21**	—	**21**	—
Provision for impairment of receivables	**306**	97	**265**	97
Receivables written-off in the year as uncollectible	**(327)**	(76)	**(286)**	(76)
Unused amounts reversed	**—**	—	**—**	—
At 31 December	**—**	21	**—**	21

The Group's exposure to credit risk, by class of financial instrument, is shown in the table below:

	The Group		The Company	
	2009 £'000	2008 £'000	**2009 £'000**	2008 £'000
Loans and receivables				
Trade receivables	**785**	722	**734**	681
Other receivables	**93**	995	**73**	668
Cash and cash equivalents	**2,633**	3,494	**2,338**	2,647
	3,511	5,211	**3,145**	3,996

21 Derivative financial instruments

The Group and Company	2009 £'000	2008 £'000
Current	**351**	530
Non-current	**194**	465
	545	995

Financial assets measured at fair value

	Fair value measurements using		
	Level 1 £'000	Level 2 £'000	Level 3 £'000
1 January 2009	995	—	—
Net gains and losses recognised in other comprehensive income	11	—	—
Amounts settled	(461)	—	—
31 December 2009	**545**	**—**	**—**

The Company has previously entered into two derivative agreements. The Company issued shares in exchange for the right to receive the proceeds of monthly swap settlements. Each settlement amount is determined by the Company's share price and by interest on the notional balance outstanding balance during that settlement period. Until the settlement of each swap the Company holds the risk and reward of market changes.

On 15 January 2008, the Company completed a placing of 30,000,000 ordinary 1p shares at a price of 6.25p. The Company also entered into its first derivative agreement, consisting of equity and interest rate swaps with a notional principal value of £1.875m. At the request of the Company the settlement of swaps was delayed in November 2009, resuming in February 2010. 18 of 24 swaps remain to be settled at 31 December 2009.

On 11 September 2008, the Company completed a placing of 21,666,666 ordinary 1p shares at a price of 3p. The Company also entered into the second derivative agreement, consisting of equity and interest rate swaps with a notional principal value of £0.65m. The final swaps of this agreement settled in September 2009.

SWAP commencing 15 January 2008

	31 December 2009	31 December 2008
Company share price	**3.375p**	3.75p
Interest rate receivable	**(2.01)%**	(0.33)%
Discount rate	**12.5%**	12.5%
Fair value (£'000)	**545**	565

The notional principal of this derivative agreement is divided into 24 equal swaps. The value of the swap settled in each period is determined by reference to the Company's share price, the equity swap, and to LIBOR (one month GBP London Interbank Borrowing Rate), the interest rate swap. The amount received in respect of each equity swap is based on the Company's share price divided by the base price of 8.3333p multiplied by the principal being settled of £78,125. A change in share price of 0.1p from the base price will lead to a change in receipts of £938 per month. The settlement value of the interest rate swap to be deducted from the equity swap is arrived at by multiplying the outstanding notional principal amount over the period since the last settlement date by LIBOR minus 2.5% p.a.

Fair value of the swaps is calculated by discounting the forecast cash flows by reference to the current share price and LIBOR on the reference date.

SWAP commencing 11 September 2008 settled in full

	31 December 2009	31 December 2008
Company share price	**3.375p**	3.75p
Interest rate payable	**N/A**	0.03%
Discount rate	**12.5%**	12.5%
Fair value (£'000)	**—**	430

22 Trade and other payables

	The Group		The Company	
	2009 £'000	2008 £'000	**2009 £'000**	2008 £'000
Trade payables	**677**	743	**636**	613
Amounts due to Group undertakings	**—**	—	**1,524**	1,632
Accruals	**623**	1,218	**502**	396
Total financial liabilities, excluding loans and borrowings, classified as financial liabilities measured at amortised cost	**1,300**	1,961	**2,662**	2,641
Deferred consideration	**266**	532	**266**	532
Deferred income	**187**	1,112	**181**	190
Other taxation and social security taxes	**158**	243	**126**	147
Trade and other payables	**1,911**	3,848	**3,235**	3,510

23 Liquidity risk

The following table analyses the Group's financial liabilities which will be settled on a net basis into the relevant maturity groupings based on the remaining period on the Statement of Financial Position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within twelve months equal their carrying balances as the impact of discounts is not significant.

The Group	Less than 3 months £'000	Between 3 and 6 months £'000	More than 6 months £'000
At 31 December 2009			
Financial liabilities measured at amortised cost	**1,300**	**—**	**—**
At 31 December 2008			
Financial liabilities measured at amortised cost	1,961	—	—

The Company	Less than 3 months £'000	Between 3 and 6 months £'000	More than 6 months £'000
At 31 December 2009			
Financial liabilities measured at amortised cost	**2,662**	**—**	**—**
At 31 December 2008			
Financial liabilities measured at amortised cost	2,641	—	—

24 Interest rate profile

The following table sets out the carrying amount of the Group's financial instruments that are exposed to interest rate risk as at 31 December 2009:

	Effective interest rate 2009 %	**Carrying amount 2009 £'000**	Effective interest rate 2008 %	Carrying amount 2008 £'000
Floating rate with maturity within one year				
Cash and cash equivalents – Group	0.3	1,046	2.9	3,454
Cash and cash equivalents – Company	0.0	806	3.5	2,647
Derivatives – Group	1.1	351	0.2	530
Derivatives – Company	1.1	351	0.2	530
Floating rate with maturity after one year				
Derivatives – Group	1.1	194	0.3	465
Derivatives – Company	1.1	194	0.2	465

25 Currency risk

The Sterling equivalent of foreign currency assets/(liabilities) held at the year end is as follows:

The Group	2009 £'000	2008 £'000
US Dollar	**704**	2,022
Euros	**774**	(106)
Other currencies	**38**	140
	1,516	2,056

The effect of a 5 cent movement in the value of Sterling against the US Dollar in either direction at the Statement of Financial Position date would, all other variables held constant, result in a movement in the loss for the year of £60,000 (2008: £145,000). The effect of a 5 cents movement in the value of Sterling against the Euro in either direction at the Statement of Financial Position date would, all other variables held constant, result in a movement in the loss for the year of £44,000 (2008: £5,000).

The Company	2009 £'000	2008 £'000
US Dollar	**505**	1,447
Euros	**774**	(508)
Other currencies	**38**	11
	1,317	950

The effect of a 5 cent movement in the value of Sterling against the US Dollar at the Statement of Financial Position date would, all other variables held constant, result in a movement in the loss for the year of £41,000 (2008: £104,000). The effect of a 5 cents movement in the value of Sterling against the Euro at the Statement of Financial Position date would, all other variables held constant, result in a movement in the loss for the year of £44,000 (2008: £26,000).

26 Operating lease commitments

The total values of minimum lease payments are due as follows:

The Group and Company	2009 £'000	2008 £'000
Operating lease payments due:		
– within 1 year	**191**	194
– between 2 and 5 years	**594**	290
– later than 5 years	**—**	—
	785	484

27 Provision for liabilities and charges

The Group	Obligations £'000	Legal property £'000	Total £'000
At 1 January 2009	1,067	479	1,546
Unwinding of discount to the Statement of Comprehensive Income	—	42	42
Provision in year	—	3	3
Used during the year	—	(111)	(111)
Adjustment for movement in foreign currency	(117)	—	(117)
At 31 December 2009	**950**	**413**	**1,363**

OVERVIEW BUSINESS REVIEW CORPORATE GOVERNANCE FINANCIAL STATEMENTS

27 Provision for liabilities and charges (continued)

	The Group		The Company	
	2009 £'000	2008 £'000	**2009 £'000**	2008 £'000
Current	**1,027**	1,135	**77**	68
Non-current	**336**	411	**336**	411
	1,363	1,546	**413**	479

Property provisions include a provision for dilapidations at the Group's previous offices. The legal obligations arise from the actions of AxisMobile Limited prior to its acquisition by Synchronica in September 2008. Management is in the process of negotiating a settlement with the other party. The timing of when this process will be completed and the final amount payable is uncertain.

28 Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using a tax rate of 28% (2008: 28%)

Deferred tax assets have not been recognised in respect of all tax losses and other temporary differences giving rise to deferred tax asset. A potential deferred tax asset of £6,542,000 (2008: £5,740,000) in relation to unrelieved losses of £23,363,000 (2008: £20,500,000) has not been recognised due to the uncertainty of recoverability of this amount.

The movement on the deferred tax liability is as follows:

The Group	**2009 £'000**	2008 £'000 (restated)
At 1 January	**(140)**	—
Recognised in the consolidated statement of comprehensive income		
Tax expense	**64**	129
	(76)	129
Arising on acquisition of subsidiary	**—**	(269)
At 31 December	**(76)**	(140)

29 Share capital and reserves

The Group and Company

Ordinary 1p shares

	Number of shares 2009	**Nominal value £'000 2009**	Number of shares 2008	Nominal value £'000 2008
1 January	**378,532,178**	**3,785**	84,021,046	840
Issued on acquisition of a subsidiary	—	—	68,081,633	681
Issued in exchange for debt on acquisition of a subsidiary	—	—	6,608,067	66
Issue in exchange for derivative financial instruments	—	—	51,666,666	517
Other issues for cash during the year	**198,921,813**	**1,990**	168,154,766	1,681
31 December	**577,453,991**	**5,775**	378,532,178	3,785

During the year the Company made the following issues of ordinary 1p shares:

Date	Number of shares	Premium per share
22 January 2009	3,000,000 ordinary 1p shares	2p premium per share
6 February 2009	6,983,333 ordinary 1p shares	2p premium per share
7 July 2009	188,938,480 ordinary 1p shares	1.5p premium per share

29 Share capital and reserves (continued)

The following describes the nature and purpose of each reserve within equity:

Reserve	Description and purpose
Share premium	Amount subscribed for share capital in excess of nominal value.
Merger reserve	Amount subscribed for share capital in excess of nominal value, where the share capital is issued as consideration as part of a business combination.
Translation reserve	Gains/losses arising on retranslating the net assets of operations into Sterling.
Accumulated losses	Cumulative net gains and losses recognised in the consolidated statement of comprehensive income.

30 Share warrants

Warrants over a total of 319,103 (2008: 401,103) ordinary shares were in issue as at 1 January 2009. During the year no warrants were exercised (2008: nil) and 319,103 (2008: 82,000) expired. During the year warrants to purchase 38,850,000 ordinary shares at 2.5p each were issued.

Number of warrants 2008	Warrant expired	**Number of warrants 1 January 2009**	Warrant expired	Number of warrants issued	**Number of warrants 31 December 2009**	Exercise price	Last date exercisable
82,000	(82,000)	**—**	—	—	**—**	£0.49	23 July 2008
319,103	—	**319,103**	(319,103)	—	**—**	£0.49	30 June 2009
—	—	**—**	—	38,850,000	**38,850,000**	£0.03	06 July 2013
401,103	(82,000)	**319,103**	(319,103)	38,850,000	**38,850,000**		

The warrants issued during the year entitle the holder to subscribe for a specified number of ordinary shares in the Company. The warrants may only be exercised as follows:

- before the fourth anniversary of the warrant (as stated above); and
- on meeting vesting conditions required by 31 March 2011. Vesting conditions for 19,425,000 warrants require that the warrant holder sells 250,000 devices. The vesting conditions for a further 19,425,000 warrants requires 80% of service features to be place.

The Black-Scholes-Merton model is used to value warrants. The fair value of the warrants is fixed at the date the vesting conditions are satisfied. At 31 December 2009 the vesting conditions had not been satisfied. At 31 December 2009 the fair value of a warrant is 1.5p using the following assumptions:

Exercise price	3p
Share price	3.25p
Expected volatility	87%
Life of warrant	1.75 years
Risk free rate	3.41%
Dividends	nil

The Directors had no interest in the warrants.

31 Share-based payments

Employee share options

Share-based payment incentives have been granted to certain employees to acquire ordinary shares of 1p each under the Synchronica Global Share Option Plan and Enterprise Management Incentive Plan ("Option Plans"). Options were granted with an exercise price equal to the closing mid-market price as quoted by the London Stock Exchange on the business day before the options were granted.

Under the rules of the Option Plans Options become exercisable after a minimum of one year from the date of grant to a maximum of five years from the date of grant. As a condition of exercise the Option Holder must make a payment to the Company of the aggregate exercise price due. Income tax, employee National Insurance and their overseas equivalents may be due on the exercise of the options.

The rules of the Option Plans provide that options granted will lapse six months after an employee leaves the Group's employment. However the Directors have authority to vary these provisions.

During the year options over a total of 40,799,240 ordinary shares were granted under the Option Plans.

Date of grant	Number of ordinary share options	Exercise price of options	Expected volatility	Life of options (years)	Risk free interest rate over the life of the options	Fair value
02/05/2007	3,398,000	11.75p	25%	4.3	5.11%	3.5p
17/09/2007	3,931,506	8.00p	25%	4.3	4.68%	2.1p
03/09/2007	305,000	7.75p	25%	4.3	5.07%	2.3p
01/10/2007	70,000	7.25p	25%	4.3	5.00%	2.2p
22/02/2008	3,675,812	8.00p	89%	4.3	4.72%	4.7p
06/10/2008	17,814,000	3.75p	86%	4.3	4.33%	1.9p
13/08/2009	40,799,240	2.875p	88%	4.3	3.82%	1.9p

No dividends are expected on the underlying shares. The options have been valued using a Black-Scholes-Merton model for valuation. In previous years the historical data for the Company was limited, the expected volatility was determined by reference to comparable companies. The model assumes employees will exercise their options when the market price is 2.0 times (2008: 2.0) the exercise price and that the employee exit rate is 20% (2008: 20%). The options granted in the year are exercisable in three annual equal instalments from the date of the grant without any market based conditions. The interests of the Directors in the share options of the Company are as shown in the Remuneration Report.

At 31 December 2009, options over a total of 60,290,443 ordinary shares remained in issue:

	Number of options 2009	**Weighted average exercise price 2009**	Number of options 2008	Weighted average exercise price 2008
Outstanding at 1 January	**27,861,203**	**8.6p**	8,187,391	9.3p
Granted	**40,799,240**	**2.875p**	21,489,812	4.5p
Exercised	**—**	**—**	—	—
Surrendered	**(3,816,000)**	**4.0p**	—	—
Lapsed	**(4,554,000)**	**10.5p**	(1,816,000)	10.4p
Outstanding at 31 December	**60,290,443**	**4.0p**	27,861,203	8.6p

No share options were exercised during the year (2008: nil). Options vest only when exercised. At 31 December 2009 there were 8,559,493 exercisable options in issue.

31 Share-based payments (continued)

Exercise price	Number of options 2009	Weighted average remaining contractual life 2009	Number of options 2008	Weighted average remaining contractual life 2008
2.875p	**40,199,240**	**9.6 years**	—	—
3.75p	**2,975,812**	**8.8 years**	3,675,812	9.8 years
8.00p	**12,450,000**	**8.2 years**	17,814,000	9.2 years
7.25p	**70,000**	**7.8 years**	70,000	8.8 years
7.75p	**305,000**	**7.7 years**	305,000	8.7 years
8.00p	**1,991,506**	**7.7 years**	2,271,506	8.7 years
11.8p	**1,377,000**	**7.3 years**	2,378,000	8.3 years
15.0p	**450,000**	**6.6 years**	650,000	7.6 years
27.0p	**450,000**	**6.0 years**	650,000	7.0 years
334.0p	**3,394**	**5.4 years**	28,394	6.4 years
48.8p	**18,491**	**4.8 years**	18,491	5.8 years

32 Prior period acquisition of AxisMobile Limited

As disclosed in last year's financial statements, on 10 September 2008, the Group completed the acquisition of AxisMobile Limited (AML). During the year the fair value of deferred income reflected in the prior year was revised by £0.713m to reflect the actual stage of completion of the customer installations. In addition, costs of acquisition have been written-off to the Statement of Comprehensive Income in accordance with the requirements of IFRS 3 (revised). Further adjustments include a reclassification of capital to be issued of £532,000 as a current liability and an adjustment to deferred tax for these amounts. The Group has adopted IFRS 3 (revised) in order to provide consistent accounting for this and future acquisitions. These changes have been treated as a prior year adjustment in these financial statements and the numbers restated accordingly. Had these amounts been finalised at the 2008 financial statements year end, the reported amounts would have differed to those previously reported as follows:

» deferred income would have been £713,000 higher;

» goodwill would have been £608,000 higher; and

» retained losses would be £105,000 higher.

Details of the restated fair value of the net assets acquired, purchase consideration and goodwill are as follows:

Purchase consideration

	£'000
Cash paid	83
Share consideration	2,127
Debt	532
Total purchase consideration	2,742
Fair value of net identifiable liabilities	489
Goodwill	3,231

32 Prior period acquisition of AxisMobile Limited (continued)

Axis acquisition

	Carrying values pre-acquisition £'000	Fair value £'000
Intangible assets	12	2,637
Property, plant and equipment	111	111
Receivables	628	196
Cash and cash equivalents	17	17
Payables	(1,338)	(1,338)
Provision	(882)	(882)
Deferred income	(248)	(961)
Deferred tax	—	(269)
Net assets acquired	(1,700)	(489)
Goodwill		3,231
Consideration		2,742

33 Prior year adjustment

(1) The Group has adopted IFRS 3 early in order to provide a consistent approach to this and future acquisitions.

(2) The fair value of AxisMobile Limited has been amended to reflect the stage of completion of customer installations (see note 32).

(3) The effect of deferred tax on the acquisition of AxisMobile Limited was not accounted for in the 2008 accounts. The Directors had not previously felt that the year end balance was material. This was revised on the review of the fair value position.

(4) The merger reserve has been separated from the share premium account to comply with the 2006 Companies Act 2006.

Group	As previously stated £'000	Adoption of IFRS3 (revised) (1) £'000	Revision of 2008 acquisition fair value (2) £'000	Deferred tax on acquisition (3) £'000	Creation of merger (4) £'000	As restated £'000
Effect on Statement of Financial Position						
Intangible assets	3,328	(105)	713	269	—	4,205
Deferred income	(399)	—	(713)	—	—	(1,112)
Deferred tax liability	—	—	—	(140)	—	(140)
Deferred consideration	—	(532)	—	—	—	(532)
Other net assets	2,202	—	—	—	—	2,202
Net assets	5,131	(637)	—	129	—	4,623
Capital to be issued	532	(532)	—	—	—	—
Accumulated losses	(18,462)	(105)	—	129	—	(18,438)
Share premium account	19,361	—	—	—	(1,578)	17,783
Merger reserve	—	—	—	—	1,578	1,578
Other equity reserves	3,700	—	—	—	—	3,700
Equity	5,131	(637)	—	129	—	4,623

Comparatives have not been shown for 2007 as they have not been restated. The prior year adjustments only effect 2008.

33 Prior year adjustment (continued)

	Adoption of IFRS3 (revised) (1) £'000	Revision of 2008 acquisition fair value (2) £'000	Deferred tax on acquisition (3) £'000	Effect £'000
Effect on consolidated statement of comprehensive income				
Other administrative expenses	(105)	—	—	(105)
Taxation	—	—	129	129
	(105)	—	129	24

34 Related party transactions

The Group

Key management compensation is disclosed in Directors' emoluments in note 8.

The Company

Balances owed to subsidiaries are shown in note 22 to the financial statements. The outstanding balances are unsecured and bear no interest. They are due for settlement in accordance with the Group's normal trade terms.

Sales by the subsidiaries to the Company were as follows:

	2009 £'000	2008 £'000
Synchronica Software GmbH	**2,057**	1,699
Synchronica America Limited	**410**	299
AxisMobile Limited	**346**	723

Funds are transferred within the Group, dependent on the operational needs of individual companies. The Directors do not consider it meaningful to set out the gross amounts of transfers between individual companies.

35 Events after the balance sheet date

On 7 April 2010, the Company raised £2.0m before expenses of additional share capital. The Company placed 80,000,000 ordinary shares of 1p each at a price of 2.5p per share. Synchronica has entered into an equity based swap to retain much of the economic value of the shares issued. Settlement of the swap over the next 24 months will release the credit support posted by the Company, in addition the swap settlement will be an amount determined by reference price to the Synchronica share price. As such a change in share price of 0.25p from the base level of 3.3333p per share will lead to a change in receipts from the swap of £6,250 per month. In addition the Company issued 8,000,000 ordinary shares in lieu of fees for setting up the equity swap. In addition the Company issued 8,510,204 ordinary shares in accordance with the provisions of the agreement to purchase the shares of AxisMobile Limited in 2008.

On 21 April 2010, the Company raised £2,790,000 before expenses by placing 111,600,000 ordinary shares. The Company also entered into an asset purchase agreement with Colibria AS of Norway. The assets purchased from Colibria include their Instant Messaging and Presence Service (IMPS) business (see note 36). The assets include intellectual property rights, software, a patent, customer contracts, reseller contracts, consultancy contracts and shares in a Filipino subsidiary. In addition Colibria granted a worldwide royalty free licence to Synchronica in respect of certain software in addition to the software described above. In consideration for these assets Synchronica made a payment of Eur700,000 and issued of 54,054,054 ordinary shares initially and will issue up to 72,072,072 ordinary shares in October 2010 if all conditions are met.

36 Colibria acquisition

On 21 April 2010, after the balance sheet date, the Group acquired the IMPS business of Colibria AS (see note 35).

	Carrying values pre-acquisition £'000	Provisional fair values £'000
Intangible assets	—	5,218
Property, plant and equipment	40	40
Receivables	87	87
Cash	48	48
Payables	(60)	(60)
Defined benefit pension plan	(88)	(88)
Deferred tax	—	(1,461)
	27	3,784
Consideration paid:		
Cash		631
Ordinary shares (2.5p)		3,153
		3,784

The fair value of the shares issued was determined by reference to their quoted market price of 2.5p at the date of acquisition.

NOTICE OF GENERAL MEETING

SYNCHRONICA PLC

(REGISTERED IN ENGLAND AND WALES UNDER COMPANY NUMBER 03276547)

Notice is hereby given that the Annual General Meeting of Synchronica plc (the "Company") will be held at the Company's registered office, Mount Pleasant House, Lonsdale Gardens, Tunbridge Wells, Kent TN1 1NY on 28 July 2010 at 9.30am to consider and, if thought fit, pass the following resolutions 1–6 as ordinary resolutions and resolution 7 as a special resolution:

Ordinary resolutions

1. To receive, consider and adopt the financial statements for the year ended 31 December 2009 together with the Report of the Directors and the Auditors' Report on those accounts.
2. To receive, consider and adopt the Directors' Remuneration Report for the year ended 31 December 2009.
3. To re-elect Mr Michael Jackson, Non-executive Director of the Company, who retires having been appointed to the Board since the last Annual General Meeting.
4. To re-elect Mr Carsten Brinkschulte, Chief Executive Officer and Director of the Company, who retires by rotation.
5. To re-appoint BDO LLP as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which the accounts are laid before the Company and to authorise the Directors to determine their remuneration.
6. For the purposes of section 551 of the Companies Act 2006 (the "Act") the Directors are hereby generally and unconditionally authorised, in accordance with the Articles of Association of the Company (the "Articles"), to allot relevant securities of a nominal amount of £1,839,149 (being the "section 551 Amount" for the purposes of Article 7) for the five year period expiring on 28 July 2015 (being the "prescribed period" for the purposes of Article 7) upon the terms set out in Article 7.

Special resolution

7. Subject to and conditionally upon the passing of resolution 6, the Directors be and they are hereby empowered, pursuant to section 570 of the Act and in accordance with Article 7, to allot equity securities for cash during the prescribed period referred to in resolution 6 up to an aggregate nominal amount of £1,679,238 (being the "section 561(1) Amount" for the purposes of Article 7) upon the terms set out in Article 7.

By Order of the Board

Arthur Phillips
Company Secretary

Registered Office:
Mount Pleasant House
Lonsdale Gardens
Tunbridge Wells
Kent TN1 1NY

NOTICE OF GENERAL MEETING CONTINUED

SYNCHRONICA PLC

(REGISTERED IN ENGLAND AND WALES UNDER COMPANY NUMBER 03276547)

Notes:

1. A member entitled to attend and vote at the above mentioned meeting is entitled to appoint one or more proxies to exercise all or any of his/her rights to attend, speak and vote at the meeting on a show of hands or on a poll and any adjournment(s) thereof. A member may appoint more than one proxy in relation to the meeting, provided that each proxy is appointed to exercise the rights attaching to a different share or shares held by him/her. A proxy need not be a member of the Company.
2. A form of proxy is enclosed. Please read carefully the instructions on how to complete the form. For a proxy to be effective, it must be deposited together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or other authority, at the offices of the Company, Mount Pleasant House, Lonsdale Gardens, Tunbridge Wells, Kent TN1 1NY so as to be received not later than 9.30am on 26 July 2010 or, in the case of a poll to be taken more than 48 hours after it is demanded, up to 24 hours before the time appointed for the taking of the poll or, in the case of a poll to be taken less than 48 hours after it is demanded, at the time at which the poll was demanded.
3. The appointment of a proxy does not preclude a member from subsequently attending and voting at the meeting in person if he or she so wishes.
4. A vote withheld option has been included on the proxy form. The legal effect of choosing the vote withheld option on any resolution is that the member concerned will be treated not to have voted on the relevant resolution. The number of votes in respect of which votes are withheld will however be counted and recorded but disregarded in calculating the votes for or against a resolution.
5. Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a "Nominated Person") may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.
6. The rights of shareholders set out above in relation to the appointment of proxies do not apply to Nominated Persons. Such rights can only be exercised by shareholders of the Company.
7. Copies of contracts of service and appointment of the Directors with the Company or with any of its subsidiary undertakings are available for inspection at the registered office of the Company during normal business hours (Saturdays and public holidays excepted) and will be available for inspection at the place of the meeting for 30 minutes prior to and throughout the meeting.
8. In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company as at 09.30 am on 26 July 2010 or, in the event that the meeting is adjourned, in such register 48 hours before the time of the adjourned meeting, shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their names at the relevant time. Changes after the relevant time will be disregarded in determining the rights of any person to attend or vote at the meeting.
9. A member of the Company which is a corporation may authorise a person or persons to act as its representative(s) at the AGM. In accordance with the provisions of the Companies Act 2006 (as amended by the Companies (Shareholders' Rights) Regulations 2009), each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member of the Company, provided that they do not do so in relation to the same shares. It is therefore no longer necessary to nominate a designated corporate representative.
10. Pursuant to section 319A of the Companies Act 2006, the Company must cause to be answered at the AGM any question relating to the business being dealt with at the AGM which is put by a member attending the meeting, except in certain circumstances, including if it is undesirable in the interests of the Company or the good order of the meeting that the question be answered or if to do so would involve the disclosure of confidential information.
11. In accordance with section 311A of the Companies Act 2006, the contents of this notice of meeting, details of the total number of shares in respect of which members are entitled to exercise voting rights at the AGM and, if applicable, any members' statements, members' resolutions or members' matters of business received by the Company after the date of this notice will be available on the company's website.

» synchronica

Synchronica plc
Mount Pleasant House
Lonsdale Gardens
Royal Tunbridge Wells
TN1 1NY
United Kingdom

www.synchronica.com



Synchronica plc
Interim Report 2010
Six Month Period ended 30 June 2010



» synchronica
Next Generation Mobile Messaging

Corporate Statement

Synchronica plc is a leading developer of next-generation mobile messaging solutions based on open industry standards. The award-winning product portfolio includes the flagship product Mobile Gateway, providing push email, synchronisation, instant messaging (IM), backup and restore, and mobile connectivity to social networks. Synchronica's products are white-labelled and offered to mobile operators in emerging and developed markets. Our products provide mass market messaging services, increase data revenues and reduce churn.

Highlights

Financial Highlights

›› Revenues up 2.5 times to £3.43m (H1 '09: £1.33m), 90% of previous full year revenues (FY '09: £3.8m)

›› Costs increased modestly to £4.1m (H1 '09: £3.5m)

›› Gross profits up significantly to £3.28m (H1 '09: £1.18m)

›› Gross Margin continues to be high at 96%

›› Loss before tax reduced to £1.34m (H1 '09: £2.49m loss)

Operational Highlights

›› Launched MessagePhone™ in February 2010, introducing the first low-cost messaging device bundled with Mobile Gateway; two purchase orders received from operators in Africa and Latin America and sales are expected to accelerate in the second half of 2010.

›› Announced major product upgrade to Synchronica Mobile Gateway 5, adding Instant Messaging and Mobile Social Networking, enhancing value proposition and improving the competitive position.

›› Acquired Colibria's IMPS business with group-wide framework agreements covering over 320m subscribers in Latin America.

›› Announced 10 deals with mobile operators and device manufacturers in H1 '10; expanded customer base to more than 40 contracts representing a total addressable market of 660m subscribers.

›› Extended global reseller network contributed six deals in H1 '10; reseller network now includes Brightstar, Nokia Siemens Networks and an Asian-based telecoms vendor.

›› Significantly increased deal size towards the end of H1 '10, with three $1m+ deals signed in June 2010.

›› Increasing traction with deals from three additional device manufacturers in H1 '10 bundling low-cost messaging devices with Synchronica Mobile Gateway to provide end-to-end push email, instant messaging and mobile social networking.



Investor relations online at
synchronica.com/investors

Our Customers and Partners

Avea to Zain

In June 2010, Synchronica welcomed its 40th mobile operator customer, growing the customer base by 300% since 2007. We now have 20 mobile operators using our mobile email and mobile instant messaging products with a combined subscriber base of 430 million. Additionally, we're currently deploying our mobile messaging solutions to a further 20 operators which will increase the addressable market to more than 660 million end-users by the end of August.



TeliaSonera
MTS
MEGAFON
TeliaSonera
life:)
avea
MTN
MTN
ufone
HUAWEI
MTN
SMART
AXIS
indosat
MTN
MTN

Chairman's Statement



David A. Mason
NON-EXECUTIVE CHAIRMAN

This time last year, I reported that Synchronica had made good progress with significantly improved revenues, an expanded customer footprint, and an enlarged global distribution channel. I'm delighted to report that we have seen that pattern continue with even greater success as Synchronica reports the most improved set of Interim results in its history. In the six months to June 2010 we have generated almost as much revenue as we did in the whole of 2009.

Financial results
Revenue has increased more than two and a half times to £3.4m, when compared with the £1.3m for the same period last year. The revenue in H1 2010 is 90% of the £3.8m revenue reported for the whole of 2009. Historically, Synchronica's revenue has been heavily weighted towards H2.

We have, as expected, seen a modest increase in our costs of 17% between H1 2009 and H1 2010. We own all of our software outright, the majority having been developed in-house, and deliver the vast majority of professional services using our own staff; this means that, while costs will rise as we deliver more revenue, we expect that they will continue to rise far more slowly than the increase in revenue.

The loss for H1 2010, £1.3m, is almost half that of H1 2009, £2.3m. With increasing revenue and cost control we expect this trend of reducing losses to continue.

With revenue heavily biased towards the end of H1 2010, our cash generation from operations in the period was delayed. We continue to monitor our cash position on a daily basis and continue to believe that the Group has sufficient cash to allow it to meet its present requirements, realise its assets and discharge its liabilities in the normal course of business.

Operational review
Our focus on product development in tandem with a global reseller network is finally beginning to bear fruit. Over the past six months we've moved closer to our goal of Synchronica being the leading provider of mobile messaging services for mobile operators and device manufacturers in emerging markets.

While the initial period of the first half began with a slower than expected conversion rate, during the end of the period we saw strong demand for our products, an accelerated conversion rate and an increased deal size. We signed our three largest deals ever, totalling more than US $1m each, in June 2010. Two of these deals came from emerging market-focused device manufacturers intending to bundle Mobile Gateway with their devices. The third came from a Tier-1 multinational operator group that provides services in Latin America.

Product launches
In February, the Group launched two new products.

The MessagePhone™, is a family of low-cost messaging-centric mobile devices that provide email, instant messaging and social networking provided by Synchronica Mobile Gateway. We have since received two orders for MessagePhone™ from operating subsidiaries of large mobile operator groups – one in Africa, the other in Latin America – and we have a strong pipeline of prospective customers in Africa and Latin America.

We also launched Mobile Gateway 5, a new version of our flagship mobile messaging middleware product. This award-winning product provides clientless push email and synchronisation, instant messaging, social networking, and access to web feeds to any mobile phone.

Colibria transaction
A key development in this period was the agreement to acquire Colibria's IMPS technology and their entire IMPS customer base, announced in March 2010. This was a key milestone for the Group as it accelerates our entry to the instant messaging market and is expected to boost sales of the MessagePhone™. The transaction significantly expanded the Group's customer base with 13 additional contracts (including Group-wide framework agreements with two large-multinational mobile operator groups) which provide a combined addressable market of more than 320 million subscribers.

Outlook
Our management team is to be congratulated for achieving significant performance under challenging conditions. On the Board's behalf I thank them for their dedication, hard work and tireless commitment to Synchronica's success.

In recent years, Synchronica's staff complement has evolved to reflect the internationalisation of the Group, showing more diversity in culture, language and ways of doing business in our target markets. The team does a great job of looking after our customers in particularly difficult environments, sometimes working very unsociable hours. This dedication gives Synchronica a significant competitive edge, and I would like to thank my colleagues for the vital contribution that they make.

Synchronica's consistent growth over time has been quite remarkable. The Group is capable of continuing to deliver, particularly as the potential from customer expansion orders begins to unfold. Given the sales trend from the first half of the year, and our strong pipeline of prospects, the Board believes that the growth prospects for Synchronica are positive.

David A. Mason
Chairman
14 July 2010

“”

Synchronica reports the most improved set of Interim accounts in its history. In the six months to June 2010, we have managed to almost meet the entire revenue which we delivered in the whole of 2009.

David A. Mason, Chairman

Chief Executive's Review



Carsten Brinkschulte
CHIEF EXECUTIVE OFFICER

Synchronica has made significant progress during the first half of 2010, with a robust operational performance that has allowed us to generate substantially improved results. This increased traction is a result of our consistent strategy to focus on opportunities in high-growth emerging markets and our dual strategy of licensing Mobile Gateway to mobile operators as well as device manufacturers targeting these regions.

Launch of Mobile Gateway 5
With the announcement of Mobile Gateway 5 at Mobile World Congress in February, our flagship product has been significantly enhanced with key functionality, thereby improving our competitive positioning and even better addressing the requirements of our customers. Mobile Gateway 5 continues to deliver a state-of-the-art push email and synchronisation infrastructure, but now also supports push notifications for news feeds (RSS) as well as mobile connectivity for rapidly increasing social networks (SNS) such as Facebook, Twitter and LinkedIn. Finally, Mobile Gateway 5 introduces mobile instant messaging (MiM) with connectivity to existing communities such as Facebook chat, but also allowing our customers to create their own communities to bind customers and reduce churn.

I believe that Mobile Gateway 5 represents a very compelling and complete solution addressing the needs of operators, in particular in emerging markets, enabling them to deliver a complete suite of advanced mobile messaging services to the entire device landscape – from high-end Smartphones to the most basic mobile phones.

Our consistent technical approach of exclusively using open industry standards to deliver our services to the native clients on mobile handsets, removing the requirement to download additional software to the device, continues to be a major competitive advantage. I believe that the technical limitation of most competing products is exposed when compared to Mobile Gateway, as they tend to address only high-end devices, which means they are failing to meet the demographic realities in emerging markets.

Initial feedback from existing and prospective customers has been very positive, and we have created a strong pipeline of mobile operators and device manufacturers interested in licensing Mobile Gateway 5. Since the product introduction of Mobile Gateway 5 at Mobile World Congress in February, we have already signed contracts with two customers and we expect to continue expanding our customer base and market share with this significantly enhanced product.

Launch of MessagePhone™ and device strategy
In June 2009, Synchronica announced a collaboration agreement with Brightstar, a global device distributor and KCM, a Korean device manufacturer, to design, build, market and sell a family of low-cost mobile devices that will be bundled with Synchronica's Mobile Gateway.

We launched MessagePhone™ with our partners in February 2010 at events in London and during Mobile World Congress in Barcelona. MessagePhone™ has received significant international media coverage in both print and online publications, and we have received several enquiries from prospective customers interested in the product. The current sales pipeline for potential new customers includes a double-digit number of mobile operators in Africa and Latin America.

Under the collaboration agreement, Synchronica receives a commission of 3% of the net sales revenue from the sale of every MessagePhone™.

In addition, Synchronica receives licence fees, professional services, support and hosting revenues for the bundled Mobile Gateway. We have received the first two purchase orders for MessagePhone™, including revenues for licences and services for the bundled Mobile Gateway.

Since Mobile World Congress, Synchronica has seen significant interest from other device manufacturers to bundle Mobile Gateway with their devices to offer end-to-end solutions with push email, synchronisation, social networking and instant messaging. These device manufacturers are attracted by Synchronica's technical approach of using native messaging clients on the handsets and our experience in emerging markets, enabling them to provide true product differentiation and better user experience, even on low-cost handsets.

Device Manufacturers have become a second pillar of Synchronica's marketing strategy and we have assigned a dedicated sales and marketing team to capture the additional revenue stream.

Our device strategy is highly complementary to our core business of licensing to mobile operators; with our operator sales we are generating the infrastructure and with device manufacturers we are producing the ideal devices for our platform.

Contract wins

Synchronica has had a very active first six months in 2010 with a number of contracts being signed and orders being delivered to customers. While 2009 was a record-breaking year for us with 13 new customers announced, the Group has already signed an additional 10 customers during the first half of 2010 alone.

We are encouraged by the accelerating conversion rate and increasing deal size towards the end of the first half, underlined with the closing of three US $1m-plus deals in June 2010. Two of these deals are with device manufacturers that intend to bundle Mobile Gateway 5 with their devices. The first device manufacturer is aiming to sell its devices in the CIS and India, while the second device manufacturer will deliver its devices to one of the largest mobile operators in Indonesia. The third deal was secured through our distributor Brightstar, delivering a large number of Mobile Gateway 4 licenses to a Tier-1 multinational operator group that provides services in Latin America.

We also received two purchase orders for an initial 100,000 licences from a further device manufacturer focused on selling devices to India. Whilst this may be a small order in the context of recent contract wins, we are confident that this will become a significant channel for us as the manufacturer has previously sold several million devices in the second largest mobile market in the world.

Strategy and emerging market focus

A winning strategy calls for innovative thinking, clear focus and consistent execution, in particular in the fast moving and highly competitive sector of mobile telecommunications. Synchronica has a clear strategy of targeting mobile operators and device manufacturers with a strong focus on high-growth emerging markets. We are consistently executing on this strategy and have aligned our product

“ ”

Synchronica has a clearly defined strategy of targeting mobile operators and device manufacturers with a strong focus on high-growth emerging markets.

Carsten Brinkschulte, Chief Executive Officer

Chief Executive's Review continued

Strategy and emerging market focus continued
development, marketing and sales to the specific requirements of our target markets. As a result of this strategy, we now have a product that we believe ideally meets the requirements of our target customers and we are seeing the result of this with our increasing customer-win rate and rising deal size.

In emerging markets, broadband infrastructure is often outdated or simply unavailable, and very few households own a personal computer. Internet bandwidth tends to be an expensive commodity which is unjustifiable to the average wage earner. Consequently, Internet cafes are popular in emerging markets providing access to Internet services like email, instant messaging and social networking.

At the same time, the mobile phone is having a phenomenal success in emerging economies. ABI Research forecasts over five billion mobile subscriptions by the end of 2010, with an approximate 4.8 billion connections having been reached by the end of the year's first quarter. According to ABI Research, much of this growth will be registered in developing markets in Africa and the Asia-Pacific region. Africa remains the fastest growing mobile market with a year-on-year growth of over 22%. Mobile penetration in Asia-Pacific will rise significantly to 65% by the end of 2010. "This unprecedented growth is driven by India and Indonesia, which have together added over 150 million subscriptions in the past four quarters," comments ABI Research analyst Bhavya Khanna.

Synchronica believes that in emerging markets where consumers are mostly reliant on Internet cafes, the mobile phone has a unique opportunity to become the primary access device for Internet services. We believe that Synchronica's products and our strategy are well positioned to take advantage of this opportunity and accelerate the Group to a leading position in the race to market leadership for next-generation mobile messaging in emerging markets.

Global reseller network
Synchronica has established reseller arrangements with large organisations, the most important among these are Brightstar, Nokia Siemens Networks, and an Asian-based telecommunications vendor providing global reach and local presence.

The reseller network is key to our accelerated market penetration, enabling the Group to scale beyond the capabilities of our direct sales force. In the first six months of 2010, we announced several deals received through our global reseller network, including the first significant purchase order generated thorough the preferred global reseller agreement with Nokia Siemens Networks.

Colibria transaction
A key development this period was the agreement in March 2010 to acquire Colibria's IMPS business, including its technology and its entire IMPS customer base. This was an important milestone for the Group as it accelerates our entry to the instant messaging market and is also expected to boost sales of the MessagePhone™.

Synchronica continues to develop, market and support Colibria's open standards-based IM technology, and has started to integrate the Colibria product into Mobile Gateway. The Colibria IM client is also being pre-installed on the MessagePhone™ generating immediate synergy between the two products.

The transaction expanded Synchronica's customer base with 13 additional carrier contracts. Most importantly, the acquired contracts include Group-wide framework agreements with two large-multinational operator groups, which provide a combined addressable market of more than 320 million subscribers.

The acquisition was well supported by new and existing institutional investors, and we received positive feedback from customers and partners, which we regard as a validation of our expansion strategy.

Customer traction
Synchronica welcomed its 40th mobile operator customer in June 2010, effectively increasing the Group's customer base by 300% since 2007. The Group now has 20 mobile operators in live operation with its mobile email and mobile instant messaging products representing an addressable market of more than 430 million end-users. In addition, our mobile messaging solutions are currently being deployed to a further 20 carriers in parallel with anticipated launch dates in July and August increasing the addressable market to more than 660 million end-users.

Outlook
2010 has shown a promising start with a healthy pipeline of mobile operator and manufacturer prospects, the announcement of a major improvement to our flagship product, Mobile Gateway, the acquisition of Colibria's IMPS business, and the closing of three $1m plus deals in June 2010. We believe this momentum can be maintained for the second half, as we expect to announce further contract wins with mobile operators and device manufacturers and further milestones in our expansion strategy.

Our revenue channels are now more diverse and we are making significant progress in our transition of the revenue profile towards recurring revenues which will lead to a more predictable and sustainable cash flow. We are now earning revenue from hosting arrangements, professional services, support and maintenance, and of course the MessagePhone™ and other devices with a mix of perpetual licences and revenue share agreements.

With a sustained commitment to developing our product to meet the needs of our market, in tandem with a strong and recognised brand within the mobile industry, a global international reseller network of system integrators and hardware manufacturers, Synchronica is making great progress towards becoming the market leader for next-generation mobile messaging services in emerging markets.

Carsten Brinkschulte
Chief Executive Officer
14 July 2010

“”

Synchronica welcomed its 40th mobile operator customer in June 2010, effectively increasing the Group's customer base by 300%... increasing the addressable market to 660 million end-users.

Carsten Brinkschulte, Chief Executive Officer

>> DONNING THEIR ARMOUR



Over the past few years, premium device manufacturers such as Apple, RIM, and Nokia have been increasingly pushing device-specific services as a means of establishing direct relationships with end-user subscribers. The BlackBerry Messenger, Apple's App Store and MobileMe, Android's Marketplace, Google Mail/Talk, and Nokia's OVI and Nokia Messaging services are especially aggressive, threatening to relegate operators into nothing more than dumb bit pipes that have little differentiation beyond their speed of data transmission and what they charge per megabyte.

If premium-brand device manufacturers succeed, operators will find it difficult to improve their competitive position, resulting in uncontrollable increases in subscriber churn and exposure to cut-throat price wars. Operators can mitigate this threat with a bouquet of operator-hosted, device-neutral Value Added Services and operator-branded devices.

Mobile Gateway is a key weapon for operators to enrich their messaging portfolio and reduce churn rates, because subscribers become dependent on a service that would be lost if they were to defect to a competing operator. Mobile Gateway is provided as a white labelled solution, allowing operators to brand, price and position as they see fit. As an effective tool to 'plug the pipe', Mobile Gateway is especially relevant to operators in emerging economies, where Internet services are less readily available, and subscribers yearn for access to online messaging communities.

Social networks and online communities have grown to become the garden fences of the 21st century and are popular and established community meeting places. In Africa, Internet-enabled handsets are used to access mobile websites, with page views shooting up 374% between November 2008 and November 2009. In some countries such as Kenya and Zambia, hundreds of pages are accessed each month as handsets are often used by more than one person to get online, allowing those who do have not have their own data-enabled phone, to access the Internet on a regular basis.

Mobile Gateway 5, which provides push email and synchronisation, Instant Messaging, access to popular Social Networking services and connectivity to Web-Feeds, democratises mobile messaging. Any subscriber can use Mobile Gateway with any mobile phone to connect to their favourite communities, to stay in touch with their loved ones and to nurture business contacts. Synchronica built Mobile Gateway with the next generation of consumer kept firmly in mind.


Discover the award-winning products
online at **synchronica.com/products**

“”

The Internet has become increasingly mobile. Does this mean the Internet will conquer the mobile world? We believe that **Synchronica's Mobile Gateway has exactly that potential**.

Bettina Horster, Head of M-Commerce, eco Association



>> MAXIMISING VALUE

Mobile Gateway is designed for emerging economies, where Internet services are less readily available, and subscribers yearn for access to online messaging communities. In these regions, bandwidth is an expensive commodity, because the wholesale cost typically exceeds what is charged in developed markets.

While a 2Mbps Internet bandwidth link can be leased by operators in the United Kingdom at a monthly cost in the region of US$450, Nepal Telecom pays between US$3,400 and US$14,800. This variation in pricing is standard across much of the developing world and, given the price sensitive nature of subscribers within these regions, operators find it impossible to simply increase their mobile data tariffs. When combined with the capital cost of adding additional radio equipment onto the network of base-stations, operators in emerging economies have little choice than to seek efficient alternatives to services which squander bandwidth.

In the West, mobile data is increasingly sold as a flat-rate data tariff, encouraging subscribers to make full use of bandwidth greedy applications. Operators who have to contend with low margins – especially operators in emerging markets – can ill afford to sustain business models of this type.

As a standards-based mobile messaging solution, Mobile Gateway removes the need for the user's handset to maintain a permanent data connection, aiming to limit the consumption of network bandwidth to an absolute minimum. Mobile Gateway supports the OMA EMN standard, sending an invisible SMS trigger to prompt the phone to retrieve new emails. This improves battery life, so customer satisfaction is maintained, and calling revenues are not jeopardised. More importantly for mobile operators, OMA EMN reduces the number of simultaneous data connections and load on network base stations, so a larger number of mobile email users can be accommodated without the operator needing to invest in the expansion of network capacity. Similarly, Mobile Gateway's transcoding engine improves network efficiency by allowing email attachments to be accessed from mass market mobile devices, by converting and reducing the size of attachments to match the screen of the handset, dramatically reducing data traffic across the network.



Discover the award-winning products online at **synchronica.com/products**

Synchronica is just the kind of growing high-tech company that Britain needs to encourage if it's to remain internationally competitive in the future.

Peter Bartram, Director Magazine

Push Email, Instant Messaging and Social Net

Mobile Gateway provides operators with a one-stop solution for next-generation mobile messaging – Push Email, IM, SNS and Web-Feeds.

Operators can create a portfolio of branded messaging services which can address the entire subscriber base – including consumers, professional consumers and business users. Mobile Gateway enriches the VAS portfolio and reduces churn by introducing "sticky" messaging services that generate valuable data traffic.

By embracing a device-neutral, platform agnostic approach, Mobile Gateway allows operators to regain control of their subscribers' identities, and counteract premium device manufacturers and online portals, who are increasingly gaining control of their value-added service portfolio. Mobile Gateway combines the LEMONADE, IMAP IDLE, ActiveSync, OMA EMN and OMA IMPS industry standards for devices with native messaging clients, and Email-to-SMS, Email-to-MMS and WAP Push for entry-level phones, delivering mobile messaging services to any mobile phone in use today.

In addition to Push Email and Synchronization, Mobile Gateway enables operators to aggregate diverse mobile messaging communities. Mobile Gateway 5 provides mobile access to the most widely-used Instant Messaging services, in addition to popular Social Networking Services. Full connectivity to Web-Feeds delivers literally thousands of news and entertainment sites.

Mobile Gateway is a single, standards-based platform that has key advantages which are unique and unmatched in the market. Its attachment transcoding engine converts and compresses document and multimedia Email attachments on-the-fly – making documents, images, videos and sounds accessible even on entry level devices.

From Low-end Basic Phones ... ... to Feature Phones ... ... to ... High-end Smartphones



Email and Synchronization



Mobile Gateway provides industry standard (IMAP) Push Email and Synchronization (SyncML) using the built-in Email clients of a wide range of Smartphones and feature phones. Crucially, Mobile Gateway also supports phones which would not usually be able to access Push Email and Synchronization services. Mobile Gateway's Email-to-MMS and Email-to-WAP technologies support entry-level feature phones which do not have built-in messaging clients, and the Email-to-SMS gateway further extends the market reach to legacy 2G, and non-data enabled mobile phones.

Expand Mobile Email to the Consumer Market
- A true Push Email service for the mass-market with unparalleled market reach
- A highly addictive service that increases data revenues and reduces churn
- Push Email and PIM Synchronization for many popular communities including Yahoo!, Google Mail, Windows Live Hotmail, IMAP4, and POP3 mailboxes
- Delivers a superior user experience with native Push Email and Synchronization using the LEMONADE, OMA EMN, ActiveSync and SyncML industry standards
- Extends mobile Email to entry-level phones, using Email-to-SMS, Email-to-MMS, and WAP Push

Complementary Enterprise Mobile Email
- Push Email and PIM Synchronization for popular servers including Microsoft Exchange, IBM Lotus Domino, and Sun Java Comms Suite
- Industry standard encryption protects sensitive enterprise data
- Zero Footprint architecture removes the need to open corporate firewalls
- Microsoft ActiveSync frontend for ActiveSync-enabled devices

Mobile Registration and Provisioning
- Multi-account support for up to five separate messaging accounts
- Online and mobile registration via simple Web, WAP and SMS portal
- Registration in just 3 easy steps: Enter your Email address, then your password, and finally select your phone – that's it
- Auto-learning database of Email settings automates the signup process
- Built-in OTA provisioning seamlessly configures device clients

Instant Messaging



Using the built-in Instant Messaging (OMA-IMPS) client of many devices, Mobile Gateway delivers Instant Messaging to a wide range of mobile phones, allowing subscribers to stay connected to their IM 'buddies' without having to download additional software. With support for a wide range of IM communities, operators can stimulate a fast service take-up, and at the same time establish operator-branded communities that generate data traffic and combat churn.

Provide an Instant Messaging Experience to a Wide Range of Handsets
- Enhanced interoperability across a range of devices and systems with OMA IMPS and XMPP industry standard support
- Accelerate market penetration and provide a superb user experience using the phone's native Instant Messaging OMA IMPS client
- Downloadable and brandable IMPS clients are available for devices which do not have native IMPS support
- Simple registration using Web, SMS and WAP user portals
- Built-in Over-the-Air device provisioning

Aggregate Multiple Instant Messaging Communities
- Standards-Based IM gateway to popular online services – ICQ, AIM, Yahoo! Messenger, MSN, Google Talk and Facebook
- Allows users to connect up to 5 IM accounts and manage buddies and incoming messages from a single client
- The built-in XMPP server allows operators to build a carrier-hosted IM community

Flexible Customization and Integration
- Multiple customization options allow operators to brand and customize the user portals, and IMPS clients
- Customization to local languages and text direction
- APIs for easy integration into operator Customer Care and Billing platforms

working Services for Every Mobile Phone


» synchronica : Mobile Gateway

OVERVIEW BUSINESS REVIEW CORPORATE GOVERNANCE FINANCIAL STATEMENTS

Social Networking



Mobile Gateway provides Push SNS for a wide range of popular Social Networking Services to the built-in messaging clients of a wide range of Smartphones and feature phones. Mobile Gateway extends Social Networking even to entry-level phones by sending feeds and status updates as MMS or SMS.

Offer Social Networking Services with Industry Standards

- Provide real-time access to a variety of popular Social Networking Services
- Push SNS updates to any mobile phone that supports LEMONADE, ActiveSync or OMA EMN industry standards
- SMS, MMS or WAP Push notifications and updates enabling Social Networking even on entry-level phones
- Built-in support for popular Facebook and Twitter services

Provide Access to Facebook, the World's Favourite Social Networking Service

- Allow users to update their Facebook status from their mobile phones, as well as read status updates from their friends
- Instant notification for new wall posts, or when the user is 'poked'
- Mobile notification for friend requests allows users to quickly grow their network
- Comment on, and 'Like' friend's photographs, status updates and wall posts
- Allow users to leave posts on their Facebook walls
- Instantly upload and share photographs taken from the mobile phone's camera

Expand Twitter's "Micro-Blogging" to the Mobile Market

- Users can submit 'tweets' from their mobile phones directly to their Twitter pages, as well as read tweets from those they are following
- Instant notification to users whenever someone follows them, or whenever personal '@ messages' are received

Web-Feeds



Mobile Gateway's built-in Web-Feeds (RSS) connector provides users with live updates from any website that supports RSS-Feeds. Updates are pushed as emails into a separate mailbox on any phone supporting the LEMONADE, ActiveSync and OMA EMN industry standards. On entry-level phones, Mobile Gateway sends updates as an SMS, MMS or WAP Push. By supporting any online website that provides RSS Web-Feeds, operators can provide real-time access to literally thousands of news, sporting and entertainment services, generating recurring revenue streams and increased data traffic.

Drive Data Revenues with Content Aggregation

- Provide real-time access to news updates, blogs, stock quotes and important sporting events
- An ideal opportunity for advertising-funded revenue streams

Customizable to Operator Requirements

- Customizable drop-down list of Web-Feeds allows operators to syndicate local and regional content providers
- Built-in delivery filters ensure RSS updates are only pushed at periods convenient to the user
- Integrates with 3rd party applications such as advertising engines and content aggregators

Deliver Web-Feeds to Any Handset

- No software required, uses the built-in messaging client on the phone
- 100% handset support with delivery via SMS or MMS





INNOVATIONSPREIS
2008
mittelstand


2007
MobileVillage
Mobile Star Awards
GOLD STAR

2008
MobileVillage
Mobile Star Awards
SILVER STAR

2009
MobileVillage
Mobile Star Awards
SUPERSTAR

Board of Directors and Management Team








6


3


7


4



1. David A. Mason
Non-executive Chairman
David is an entrepreneur, chartered electronics engineer, and company director with extensive experience of both private and publicly listed companies. David has a proven track record of business expertise, in-depth experience within a wide range of industries, and expertise in strategic planning, business planning, team building, outsourcing, raising finance, acquisitions, disposals, and flotations. Amongst his many achievements, he founded the Mason Group in 1993 and built it into the UK's leading independent telecoms/IT consultancy. David is an Approved Corporate Finance Advisor under the FSA regulations.

2. Michael Jackson
Non-executive Director
Michael is the founder and chairman of Elderstreet Investments Limited and is renowned for supporting young, ambitious businesses operating in the technology sector. A chartered accountant, Michael was previously the chairman of Sage plc, the FTSE 100 group that develops and markets global accounting software.

3. Carsten Brinkschulte
Chief Executive Officer
Carsten was a co-founder of Synchronica Software GmbH and has spent his entire career developing and bringing to market innovative software solutions for telecommunications and web applications. His experience includes time spent with very large companies, such as SAP and Apple, in addition to spells with technology-based startups. Carsten is responsible for defining Synchronica's overall corporate and product strategy. In addition to this, he oversees global sales and business development strategy, playing a hands-on role guiding the efforts of Synchronica's experienced sales and pre-sales teams.

4. Angus Dent
Chief Financial Officer
Angus qualified as a chartered accountant with Price Waterhouse and then moved to the Kiril Mischeff (KM) Group Limited, a group of food trading and manufacturing companies where he rose from group accountant to finance director. Angus joined from OneClickHR plc, a leading UK developer and supplier of human resources software where he was finance director. Angus controls Synchronica's strategic financial planning, accounts, and contract management. He is also responsible for human resources management within Synchronica. Angus has joint responsibility for investor relations, ensuring stakeholders are kept regularly informed.

5. Nicole Meissner
Chief Operating Officer
Nicole co-founded Synchronica Software GmbH, now Synchronica plc. Prior to that she served as vice president, marketing and product management, at several IT companies and developed startups for venture capital and turnaround firms. She formerly worked as manager, international press and investor relations, at Siemens AG. As Chief Operating Officer, Nicole combines innate commercial acumen and pragmatic management style with deep expertise in designing and delivering corporate strategies by driving marketing and operational excellence initiatives and managing the product life cycle. Nicole is responsible for customer relations, project deliveries, product management, marketing, and public relations. Along with Angus Dent, Nicole directs Synchronica's investor relations activities.

6. Kim Hartlev
Chief Technical Officer
Kim holds a BSc in Engineering from the Aarhus Engineering College, Denmark. He has a strong track record in the mobile device management industry, following six years' experience at Mobilethink in Denmark, a specialist in over-the-air (OTA) mobile device configuration solutions. He is active in the Open Mobile Alliance (OMA), GSMA, and OTAFF industry. Kim provides the technical vision for the organisation, ensuring Synchronica's products remain competitive and innovative. He is responsible for leading the development and support teams and managing all quality assurance and testing of Synchronica's award-winning products. He is also responsible for overseeing customisation work undertaken for key customers, as well as internal IT.

7. John Turtle
Chief Sales Officer – Software
John joined Synchronica in 2009 from the infrastructure and services vendor Telsis. With a sales focus on Synchronica's software and professional services, John has vast experience in selling complex software solutions to large network operators. He has previously worked at senior sales level for a number of renowned software vendors including Nortel Networks and Qualcomm. At Synchronica, John is responsible for driving global infrastructure software sales, overseeing the partnership and reseller networks, and leading Synchronica's experienced sales and pre-sales teams.

8. Patric Olenczak
Chief Sales Officer – Devices
Patric joined Synchronica in May 2008 from a mobile instant messaging specialist. He brings with him considerable wireless and technology sales expertise and a track record of success with a strong background in international sales and sales management. He has worked at VP level at a number of market-leading telecommunications technology organisations including Glenayre, OSI, Bull Integris Telecommunications. Patric is responsible for driving forward Synchronica's device-related sales.

Company Information

Directors
C Brinkschulte (Chief Executive Officer)
A Dent (Chief Financial Officer)
R Mahalski (Non-Executive Director)
D A Mason (Non-Executive Chairman)

Company secretary
A Phillips

Registered office
Mount Pleasant House
Lonsdale Gardens
Royal Tunbridge Wells
Kent TN1 1NY
United Kingdom

Registered number
3276547

Auditors
BDO LLP
2 City Place, Beehive Ring Road
Gatwick
West Sussex RH6 0PA

Bankers
Barclays Bank plc
PO Box 165
Crawley
West Sussex RH10 1YX

Solicitors
Simmons & Simmons
CityPoint
One Ropemaker Street
London EC2Y 9SS

Risk managers
Jardine Lloyd Thompson
Thames House
17 Marlow Road
Maidenhead SL6 7AA

Registrar
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Nominated adviser and broker
FinnCap
4 Coleman Street
London EC2R 5TA

Independent Review Report to Synchronica plc

for the six month period ended 30 June 2010

Introduction

We have been engaged by the Group to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2010 which comprises of a Consolidated Statement of Comprehensive Income, Consolidated Statement of Financial Position, Consolidated Statement of Cash Flows, Consolidated Statement of Changes in Equity and related notes.

We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The Directors are responsible for preparing the interim report in accordance with the rules of the London Stock Exchange for companies trading securities on the Alternative Investment Market which require that the half-yearly report be presented and prepared in a form consistent with that which will be adopted in the Group's annual accounts having regard to the accounting standards applicable to such annual accounts.

Our responsibility

Our responsibility is to express to the Group a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Our report has been prepared in accordance with the terms of our engagement to assist the Group in meeting the requirements of the rules of the London Stock Exchange for companies trading securities on the Alternative Investment Market and for no other purpose. No person is entitled to rely on this report unless such a person is a person entitled to rely upon this report by virtue of and for the purpose of our terms of engagement or has been expressly authorised to do so by our prior written consent. Save as above, we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2010 is not prepared, in all material respects, in accordance with the rules of the London Stock Exchange for companies trading securities on the Alternative Investment Market.

Emphasis of matter – going concern

We have considered the adequacy of the disclosure made in note 1 of the financial statements concerning the Group's ability to continue as a going concern. The Group is reliant on signing new deals with customers which are expected but not guaranteed in order to continue as a going concern. These conditions, along with other matters discussed in note 1 to the financial statements, indicate the existence of a material uncertainty which may cast significant doubt about the Group's ability to continue as a going concern. The financial statements do not include any adjustments that would result if the Group was unable to continue as a going concern.

BDO LLP
Chartered Accountants and Registered Auditors
Gatwick
United Kingdom
14 July 2010

BDO LLP is a limited liability partnership registered in England and Wales (with registered number OC305127).

Consolidated Statement of Comprehensive Income

for the six month period ended 30 June 2010

	Note	**6 months to 30 June 2010 (unaudited) £'000**	6 months to 30 June 2009 (unaudited) (restated) £'000	Year to 31 December 2009 (audited) £'000
Revenue		**3,430**	1,328	3,827
Cost of sales		**(153)**	(152)	(154)
Gross profit		**3,277**	1,176	3,673
Administrative costs				
Exceptional items		**—**	—	(925)
Other administrative expenses		**(4,077)**	(3,517)	(5,986)
Total administrative costs		**(4,077)**	(3,517)	(6,911)
Operating loss		**(800)**	(2,341)	(3,238)
Finance income		**2**	96	92
Finance costs		**(545)**	(242)	(75)
Loss before taxation		**(1,343)**	(2,487)	(3,221)
Taxation	2	**44**	221	144
Loss for the period after tax attributable to the equity holders of the parent company		**(1,299)**	(2,266)	(3,077)
Other comprehensive income:				
Exchange difference on translation of foreign operations		**(62)**	(117)	(98)
Total comprehensive income for the period		**(1,361)**	(2,383)	(3,175)
Loss per ordinary share from continuing operations				
Basic and diluted loss per ordinary share	3	**(0.2p)**	(0.6p)	(0.6p)

Consolidated Statement of Financial Position
as at 30 June 2010

	6 months to 30 June 2010 (unaudited) £'000	6 months to 30 June 2009 (unaudited) (restated) £'000	Year to 31 December 2009 (audited) £'000
Assets			
Non-current assets			
Intangible assets	**10,858**	4,326	5,079
Property, plant and equipment	**191**	148	165
Derivative financial instruments	**711**	207	194
Total non-current assets	**11,760**	4,681	5,438
Current assets			
Trade and other receivables	**4,519**	1,386	1,659
Corporation tax	**—**	221	14
Cash and cash equivalents	**781**	255	2,633
Total current assets	**5,300**	1,862	4,306
TOTAL ASSETS	**17,060**	6,543	9,744
Current liabilities			
Trade and other payables	**2,336**	2,411	1,911
Corporation tax	**17**	—	88
Provisions	**1,120**	1,004	1,027
Total current liabilities	**3,473**	3,415	3,026
Non-current liabilities			
Provisions	**376**	373	336
Deferred tax liability	**1,380**	140	76
Total non-current liabilities	**1,756**	513	412
Total liabilities	**5,229**	3,928	3,438
Equity and reserves			
Ordinary share capital	**8,396**	3,885	5,775
Share premium account	**22,381**	17,968	20,572
Merger reserve	**2,346**	1,578	1,578
Capital to be issued	**1,622**	—	—
Accumulated losses	**(22,669)**	(20,614)	(21,436)
Translation reserve	**(245)**	(202)	(183)
Equity attributable to shareholders of the parent company	**11,831**	2,615	6,306
TOTAL EQUITY AND LIABILITIES	**17,060**	6,543	9,744

Consolidated Statement of Cash Flow

for the six month period ended 30 June 2010

	6 months to 30 June 2010 (unaudited) £'000	6 months to 30 June 2009 (unaudited) (restated) £'000	Year to 31 December 2009 (audited) £'000
Cash flow from operating activities			
Loss before taxation	**(1,343)**	(2,487)	(3,221)
Adjusted for:			
Depreciation	**60**	53	134
Amortisation of intangibles	**566**	162	413
Impairment of intangibles	**—**	—	35
Loss on disposal of property plant and equipment	**—**	5	19
Finance income	**(2)**	(96)	(92)
Finance costs	**545**	242	75
Equity-settled share-based payment	**66**	90	79
Cash flows from operating activities before changes in working capital and provisions	**(108)**	(2,031)	(2,558)
(Increase)/decrease in receivables	**(2,628)**	124	(134)
(Decrease)/increase in provisions	**(48)**	(55)	(108)
Increase/(decrease) in payables	**556**	(1,458)	(1,937)
Cash utilised in operating activities	**(2,228)**	(3,420)	(4,737)
Tax (paid)/received	**(46)**	104	251
Net cash used in operating activities	**(2,274)**	(3,316)	(4,486)
Cash flow from investing activities			
Acquisition of subsidiary net of cash acquired	**(658)**	—	—
Purchase of intangible assets	**(1,499)**	(375)	(1,322)
Purchase of property, plant and equipment	**(46)**	(14)	(126)
Net cash used in investing activities	**(2,203)**	(389)	(1,448)
Cash flow from financing activities			
Net proceeds from issue of ordinary share capital	**2,510**	285	4,779
Proceeds from derivative financial instruments	**212**	286	461
Finance costs paid	**(1)**	—	(7)
Interest received	**2**	40	22
Net cash generated from financing activities	**2,723**	611	5,255
Net decrease in cash and cash equivalents	**(1,754)**	(3,094)	(679)
Cash and cash equivalents at 1 January	**2,633**	3,494	3,494
Effects of exchange rate changes on cash equivalents	**(98)**	(145)	(182)
Cash and cash equivalents at period end	**781**	255	2,633

Consolidated Statement of Changes in Equity
for the six month period ended 30 June 2010

	Share capital £'000	Share premium £'000	Merger reserve £'000	Capital to be issued £'000	Accumulated losses £'000	Translation reserve £'000	Total attributable to equity shareholders of the parent £'000
At 1 January 2009 as restated	3,785	17,783	1,578	—	(18,438)	(85)	4,623
Adjustment for share based payments	—	—	—	—	90	—	90
Proceeds from placing	100	185	—	—	—	—	285
Total comprehensive income	—	—	—	—	(2,266)	(117)	(2,383)
At 30 June 2009 as restated	3,885	17,968	1,578	—	(20,614)	(202)	2,615
Adjustment for share based payments	—	—	—	—	(11)	—	(11)
Proceeds from placings	1,890	2,604	—	—	—	—	4,494
Total comprehensive income	—	—	—	—	(811)	19	(792)
At 31 December 2009	5,775	20,572	1,578	—	(21,436)	(183)	6,306
Adjustment for share based payments	—	—	—	—	66	—	66
Proceeds from placing	1,116	1,394	—	—	—	—	2,510
Shares issued in exchange for derivative financial assets	880	415	—	—	—	—	1,295
Shares issued as consideration for acquisitions	625	—	768	1,622	—	—	3,015
Total comprehensive income	—	—	—	—	(1,299)	(62)	(1,361)
At 30 June 2010	**8,396**	**22,381**	**2,346**	**1,622**	**(22,669)**	**(245)**	**11,831**

Notes to the Interim Financial Information

for the six month period ended 30 June 2010

1. Basis of preparation

This financial information has been prepared in accordance with EU endorsed International Financial Reporting Standards (IFRS), International Financial Reporting Interpretations Committee (IFRIC) interpretations and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS. All accounting standards and interpretations issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee effective at the time of preparing these financial statements have been applied.

The principal accounting policies used in preparing the interim results are those the Group expects to apply in its financial statements for the year ended 31 December 2010 and are unchanged from those disclosed in the Group's Report and Financial Statements for the year ended 31 December 2009.

The financial information for the six months ended 30 June 2010 and the six months ended 30 June 2009 is unaudited and does not constitute the Group's statutory financial statements for those periods. The comparative financial information for the full year ended 31 December 2009 has, however, been derived from the audited statutory financial statement for that period. A copy of those statutory financial statements has yet to be delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified, but did contain references to going concern to which the auditors drew attention by way of an emphasis of matter paragraph without qualifying their report and did not contain a statement under section 498(2) or 498(3) of the Companies Act 2006.

The Board of Directors approved this Interim Report on 13 July 2010.

2. Taxation

The taxation charge for the six months to 30 June 2010 is based on the effective taxation rate, which is estimated will apply to earnings for the year ending 31 December 2010.

3. Loss per share

	6 months to 30 June 2010 (unaudited) £'000	6 months to 30 June 2009 (unaudited) £'000	Year to 31 December 2009 (audited) £'000
Numerator			
Losses used for calculation of basic and diluted EPS	**(1,299)**	(2,266)	(3,077)
Denominator			
Weighted average number of ordinary shares used in basic EPS	**709,260,331**	387,053,448	479,249,011
Basic and diluted loss per ordinary share	**(0.2p)**	(0.6p)	(0.6p)

537,523,729 (June 2009: 44,476,681; December 2009: 67,694,512) shares being the weighted average number of dilutive securities (options, warrants and deferred shares) have been excluded from the calculation of diluted loss per share because they would reduce loss per share.

4. Prior year adjustment

The position of the Group as at 31 December 2008 was amended in the financial statements for the year ended 31 December 2009. The restatement of the position at 30 June 2009 reflects the impact of these changes and are as follows:

(1) the Group adopted IFRS 3 early in order to provide a consistent approach to this and future acquisitions;

(2) the fair value of the 2008 acquisition has been amended to reflect the stage of completion of customer installations;

(3) the effect of deferred tax on the 2008 acquisition was not accounted for in the 2008 accounts. The directors had not previously felt that the year end balance was material. This was revised on the review of the fair value position; and

(4) the merger reserve has been separated from the share premium account to comply with the Companies Act 2006.

Group	As previously stated £'000	Adoption of IFRS3 (revised)[1] £'000	Revision of 2008 acquisition fair value[2] £'000	Deferred tax on acquisition[3] £'000	As restated £'000
Effect on statement of financial position					
Intangible assets	3,449	(105)	713	269	4,326
Trade and other payables	(1,166)	(532)	(713)	—	(2,411)
Deferred tax liability	—	—	—	(140)	(140)
Other net assets	840	—	—	—	840
Net assets	3,123	(637)	—	129	2,615
Capital to be issued	532	(532)	—	—	—
Accumulated losses	(20,638)	(105)	—	129	(20,614)
Other equity reserves	23,229	—	—	—	23,229
Equity	3,123	(637)	—	129	2,615

OVERVIEW BUSINESS REVIEW CORPORATE GOVERNANCE FINANCIAL STATEMENTS

Notes

» synchronica

Synchronica plc
Mount Pleasant House
Lonsdale Gardens
Royal Tunbridge Wells
TN1 1NY
United Kingdom

www.synchronica.com